Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended immediately to seek your own financial advice from your stockbroker, bank, solicitor, accountant, fund manager or other appropriate independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if you are not, from another appropriately authorised independent financial adviser.

If you have sold or otherwise transferred all of your Cadbury Schweppes Ordinary Shares, please send this document, but not the Forms of Proxy, each of which has been personalised, as soon as possible, to the purchaser or transferee or to the stockbroker, bank or other agent through or by whom the transfer or sale was effected, for delivery to the purchaser or transferee. However, such documents should not be forwarded or delivered in or into any jurisdiction in which such act would constitute a violation of the relevant laws in such jurisdiction. If you have sold or otherwise transferred part of your holding of shares in Cadbury Schweppes, please consult the stockbroker, bank or other agent through or by whom the transfer or sale was effected.

Each of Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Limited is acting for Cadbury Schweppes in connection with the Proposals contained in this document and for no one else and will not be responsible to anyone other than Cadbury Schweppes for providing the protections afforded to their respective clients or for providing advice in relation to the Proposals referred to in this document.
CADBURY SCHWEPPES plc
(incorporated in England and Wales with registered number 52457)

Circular and Explanatory Statement

relating to

recommended proposals for the separation of Americas Beverages by a demerger to Dr Pepper Snapple Group, Inc. (“DPS”) including a scheme of arrangement pursuant to section 425 of the Companies Act 1985

and

Notice of Court Meeting, General Meeting and
Annual General Meeting

This document should be read as a whole. Your attention is drawn to the letter from the Chairman of Cadbury Schweppes which is set out in Part I of this document in which the Board of Cadbury Schweppes unanimously recommends that you vote in favour of the resolutions to be proposed at the Court Meeting, General Meeting and Annual General Meeting referred to below. You should note that the Proposals are conditional upon the approval by Shareowners of the resolutions at both the Court Meeting and General Meeting. A letter from Goldman Sachs, Morgan Stanley and UBS explaining the Scheme and the Demerger appears in Part II: “Explanatory Statement” of this document.

Your attention is also drawn to Part III: “Risk Factors” of this document, which sets out and describes certain risks that Shareowners should consider carefully when deciding whether or not to vote in favour of the resolutions to be proposed at the Court Meeting and General Meeting referred to below.

Notices convening the Court Meeting, the General Meeting and the Annual General Meeting of Cadbury Schweppes, each of which will be held at the Brewery, Chiswell Street, London EC1Y 4SD, on 11 April, 2008, are set out in Parts XVI, XVII and XVIII respectively of this document. The Court Meeting will start at 10.00 a.m., the General Meeting at 10.30 a.m. (or as soon thereafter as the Court Meeting concludes or is adjourned) and the Annual General Meeting at 10.45 a.m. (or as soon thereafter as the General Meeting concludes or is adjourned).

The action to be taken by Shareowners and Cadbury Schweppes ADR holders in respect of the Court Meeting, the General Meeting and the Annual General Meeting is set out on pages 1-3 and in paragraph 22 of Part II of this document. Shareowners will find enclosed with this document a White Form of Proxy for use in connection with the Court Meeting, a Blue Form of Proxy for use in connection with the General Meeting and a Pink Form of Proxy for use in connection with the Annual General Meeting. Whether or not you propose to attend the Court Meeting and/or the General Meeting and/or the Annual General Meeting in person, please complete and sign each of the enclosed Forms of Proxy in accordance with the instructions printed on them and return them to the Company’s Registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, as soon as possible and in any event so as to arrive by no later than 48 hours before the time appointed for the relevant meeting (although the White Form of Proxy for use at the Court Meeting may be handed to the Company’s Registrars or the Chairman immediately prior to the Court Meeting).

If you would like to submit your proxy vote electronically you can do so by visiting the website of the Company’s Registrars at www-uk.computershare.com/Investor/Proxy/. You will need to enter your own Shareowner Reference Number (SRN) and Shareowner Personal Identification Number (PIN) (which is shown on the enclosed Forms of Proxy) and follow the on-line instructions. The deadline for the receipt of electronic proxies is 48 hours before the time appointed for the relevant meeting. Do not disclose your SRN or PIN to anyone else, unless you wish them to give instructions on your behalf. Any electronic communications found to contain a virus will not be accepted.

If you hold your Cadbury Schweppes Ordinary Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by the Registrars (under CREST participant ID 3RA50) by no later than 48 hours before the time appointed for the relevant meeting.

The return of completed Forms of Proxy or CREST Proxy Instructions will not prevent you from attending any of the meetings and voting in person if you so wish and are so entitled.

If you are a Shareowner and have any questions about the Proposals or the contents of this document or the completion and return of your Forms of Proxy, please call Georgeson on 0800 694 0478 (or, if you are calling from outside the United Kingdom, on +44 117 378 8010) between 9.00 a.m. and 5.00 p.m. Monday to Friday (excluding public holidays). Please note that calls to these numbers may be monitored or recorded, and no advice on the Proposals can be given.

The holders of Cadbury Schweppes ADRs should refer to paragraph 11 of Part II of this document which contains important information relevant to such holders. Application will be made to the New York Stock Exchange for the admission of new Cadbury plc ADRs.

If you are a Cadbury Schweppes ADR holder and have any questions about the Proposals or the contents of this document or the completion and return of your ADR Voting Instruction Card, please call the Depositary on 1 800 900 1135 (or, if you are calling from outside the United States, on +1 201 680 6630) between 9.00 a.m. and 5.00 p.m. (New York time) Monday to Friday (excluding public holidays). Please note that calls to these numbers may be monitored or recorded, and no advice on the Proposals can be given.

Application will be made to the UKLA for up to 1,413,679,158 Cadbury plc Ordinary Shares to be admitted to the Official List and to the London Stock Exchange and for up to 1,413,679,158 Cadbury plc Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. If the Proposals proceed as envisaged, it is expected that dealings in Cadbury Schweppes Ordinary Shares will continue until close of business on 1 May, 2008 and that Admission of the Cadbury plc Ordinary Shares will become effective, and that dealings in the Cadbury plc Ordinary Shares will commence on the London Stock Exchange, at 8.00 a.m. on 2 May, 2008. The Cadbury plc Ordinary Shares will be traded under the symbol “CBRY”.

A Prospectus relating to Cadbury plc, prepared in accordance with the Prospectus Rules of the Financial Services Authority made under section 73A of the Financial Services and Markets Act 2000, has been published and is available on the Company’s website at www.cadburyschweppes.com. Alternatively, Shareowners may, subject to applicable securities laws, request a copy of the Prospectus by telephoning +44 (0)870 873 5803.

If the Demerger does not become effective by the Demerger Long Stop Date, up to 782,582,023 Cadbury plc Beverage Shares will be reclassified as Cadbury plc Ordinary Shares effective from Admission of those Cadbury plc Ordinary Shares. In such circumstances, application will be made to the UKLA for up to a further 782,582,023 Cadbury plc Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for up to a further 782,582,023 Cadbury plc Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities and the Prospectus will also constitute a prospectus in relation to the Admission of such Cadbury plc Ordinary Shares.

Application will be made to the New York Stock Exchange to list all the DPS Shares issued to Cadbury plc Beverage Shareowners on the New York Stock Exchange. If the Proposals proceed as envisaged, it is expected that admission of the DPS Shares will become effective, and that trading in the DPS Shares will commence on the New York Stock Exchange, at 9.30 a.m. (New York time) on 7 May, 2008.

Initial filings of an Information Statement contained as a part of a registration statement on Form 10 (“Information Statement”) relating to DPS have been made with the US Securities and Exchange Commission (the “SEC”). It is envisaged that a final Information Statement relating to DPS will be sent to you shortly after the General Meeting.

This document is not for publication or distribution in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. The Cadbury plc Ordinary Shares and the Cadbury plc Beverage Shares have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state or jurisdiction in the United States. The Cadbury plc Ordinary Shares, the Cadbury plc Beverage Shares and the DPS Shares may not be offered, sold or otherwise transferred, directly or indirectly, in or into any such jurisdiction or for the account or benefit of citizens or residents of any such jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such jurisdiction.

No Cadbury plc Ordinary Shares, Cadbury plc Beverage Shares, DPS Shares or any other securities of Cadbury plc or DPS have been marketed to, nor are any available for purchase, in whole or in part, by, the public in the United Kingdom or elsewhere in connection with Admission or the Demerger. This document does not constitute an offer or form part of any offer or invitation to purchase, subscribe for, sell or issue, or a solicitation of any offer to purchase, subscribe for, sell or issue Cadbury plc Ordinary Shares, Cadbury plc Beverage Shares, DPS Shares or any other securities of Cadbury plc or DPS. This document does not constitute a prospectus or a prospectus equivalent document.

The distribution of this document, the Prospectus and the Information Statement and the allotment and issue of Cadbury plc Ordinary Shares, Cadbury plc Beverage Shares or DPS Shares in jurisdictions other than the United Kingdom may be restricted by law. No action has been taken by Cadbury Schweppes or Cadbury plc to obtain any approval, authorisation or exemption to permit the allotment and issue of Cadbury plc Ordinary Shares or Cadbury plc Beverage Shares or the possession or distribution of this document and the Prospectus (or any other publicity material relating to the Cadbury plc Ordinary Shares or the Cadbury plc Beverage Shares) in any jurisdiction, other than in the United Kingdom and New Zealand. No action has been taken by Cadbury Schweppes or Cadbury plc to obtain any approval, authorisation or exemption to permit the allotment or issue of DPS Shares or the possession or distribution of the Information Statement in any jurisdiction, other than in the United States, Australia and New Zealand.

Overseas Shareowners may be affected by the laws of other jurisdictions in relation to the distribution of this document or the Proposals. Persons into whose possession this document comes should inform themselves about and observe any applicable restrictions and legal, exchange control or regulatory requirements in relation to the Proposals and the distribution of this document, the Prospectus and the Information Statement. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction.

The contents of this document should not be construed as legal, business or tax advice. Each Shareowner should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

Securities may not be offered or sold in the United States or to US persons outside the United States unless they are registered under the Securities Act or are exempt from such registration requirements. The Cadbury plc Ordinary Shares and the Cadbury plc Beverage Shares arising from the proposed Scheme have not been, and will not be, registered under the Securities Act. The Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares will be issued in reliance on the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. Neither the Cadbury plc Ordinary Shares, the Cadbury plc Beverage Shares nor this document has been approved, disapproved or otherwise recommended by any United States federal or state securities commission, nor have such authorities confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Information regarding Forward-Looking Statements

This document contains a number of forward-looking statements including, in particular, statements about future events, future financial performance, plans, strategies, expectations, prospects, competitive environment, regulation and supply and demand. These statements may constitute “forward-looking statements” within the meaning of section 27A of the Securities Act, as amended, and section 21E of the Exchange Act. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “may”, “will”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “project”, “goal”, “target”, “scorecard” and similar expressions or the negative of these terms or similar expressions in this document. The management of the Cadbury Schweppes Group has based these forward-looking statements on its views with respect to future events and financial performance. Actual financial performance of Cadbury plc, Cadbury Schweppes, the Cadbury Schweppes Group, the Cadbury plc Group or the DPS Group could differ materially from that projected in the forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections, and financial performance may be better or worse than anticipated. Given these uncertainties, readers should not put undue reliance on any forward-looking statements.

Forward-looking statements represent estimates and assumptions only as of the date that they were made. Neither Cadbury plc, Cadbury Schweppes, DPS nor any member of the Cadbury Schweppes Group undertakes any duty to update the forward-looking statements, and the estimates and assumptions associated with them, after the date of this document, except to the extent required by applicable law, US securities law, the Listing Rules, the Disclosure Rules and Transparency Rules and other regulations. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under “Risk Factors” set out in Part III of this document. These risk factors may not be exhaustive as Cadbury Schweppes and the Cadbury Schweppes Group operate in a continually changing business environment with new risks emerging from time to time that they may be unable to predict or that they currently do not expect to have a material adverse effect on their businesses. Readers should read this document carefully in its entirety as it contains important information about the business of Cadbury plc, Cadbury Schweppes, the Cadbury Schweppes Group, and the DPS Group, future benefits of the Demerger, management plans and objectives and the risks faced.

i

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All references to time in this document are to London time unless otherwise stated

Voting record time in respect of the Court Meeting, General Meeting and AGM for the holders of Cadbury Schweppes ADRs	5.00 p.m. (New York time) on 20 March, 2008

Latest time for receipt by Depositary of ADR Voting Instruction Cards from the holders of Cadbury Schweppes ADRs for the Court Meeting, General Meeting and AGM	3.00 p.m. (New York time) on 4 April, 2008

Latest time and date for receipt of White Form of Proxy and CREST Proxy Instruction for the Court Meeting[1]	10.00 a.m. on 9 April, 2008

Latest time and date for receipt of Blue Form of Proxy and CREST Proxy Instruction for the General Meeting	10.30 a.m. on 9 April, 2008

Latest time and date for receipt of Pink Form of Proxy and CREST Proxy Instruction for the Annual General Meeting	10.45 a.m. on 9 April, 2008

Voting record time in respect of the Court Meeting, the General Meeting and the Annual General Meeting for the holders of Cadbury Schweppes Ordinary Shares[2]	6.00 p.m. on 9 April, 2008

Court Meeting	10.00 a.m. on 11 April, 2008

General Meeting of Cadbury Schweppes[3]	10.30 a.m. on 11 April, 2008

Annual General Meeting of Cadbury Schweppes[4]	10.45 a.m. on 11 April, 2008

First Court Hearing of the claim form to sanction the Scheme	29 April, 2008

Second Court Hearing of the claim form to confirm the Cadbury Schweppes Reduction of Capital	1 May, 2008

Last day of dealings in Cadbury Schweppes Ordinary Shares and Cadbury Schweppes ADRs	1 May, 2008

Scheme Record Time	6.00 p.m. on 1 May, 2008

Cadbury Schweppes Final Dividend Record Time and ex-dividend date	6.00 p.m. on 1 May, 2008

Depositary Record Time	5.00 p.m. (New York time) on 1 May, 2008

Scheme Effective Date (Cadbury plc becomes the holding company of Cadbury Schweppes)	2 May, 2008

ii

De-listing of Cadbury Schweppes Ordinary Shares, Admission of Cadbury plc Ordinary Shares, crediting of Cadbury plc Ordinary Shares to CREST accounts and the commencement of dealings in Cadbury plc Ordinary Shares on the London Stock Exchange’s main market for listed securities	8.00 a.m. on 2 May, 2008

De-listing of Cadbury Schweppes ADRs on the New York Stock Exchange; listing and commencement of dealings in Cadbury plc ADRs on the New York Stock Exchange	9.30 a.m. (New York time) on 2 May, 2008

Final Court Hearing of the claim form to confirm the Cadbury plc Reduction of Capital	6 May, 2008

Cadbury plc Reduction of Capital Record Time	6.00 p.m. on 6 May, 2008

Demerger Effective Time: Cadbury plc Reduction of Capital becomes effective	At or around 2.30 p.m. on 7 May, 2008

Admission of DPS Shares to trading on the New York Stock Exchange, crediting of DPS Shares to brokerage accounts (if applicable) and commencement of dealings in DPS Shares on the New York Stock Exchange	9.30 a.m. (New York time) on 7 May, 2008

Despatch of cheques, or settlement through CREST, in respect of the Cadbury Schweppes Final Dividend, any cash due in respect of the sale of fractional entitlements to Cadbury plc Shares and DPS Shares and share certificates in respect of Cadbury plc Ordinary Shares due under the Scheme	16 May, 2008

Despatch of direct registration statements in respect of the DPS Shares	16 May, 2008

1	White Forms of Proxy for the Court Meeting not returned by this time may be handed to the Registrars or the Chairman at the Court Meeting.

2	If the Court Meeting, the General Meeting or the AGM is adjourned, the voting record time for the relevant adjourned meeting will be 6.00 p.m. on the day which is two days before the date of the adjourned meeting.

3	To commence at the time fixed or as soon thereafter as the Court Meeting concludes or is adjourned.

4	To commence at the time fixed or as soon thereafter as the General Meeting concludes or is adjourned.

The dates given in this document are indicative only and may be subject to change. The dates are based on Cadbury Schweppes’ current expectations and will depend on, among other things, the dates upon which the Court sanctions the Scheme and confirms the Cadbury Schweppes Reduction of Capital and the Cadbury plc Reduction of Capital. In particular, certain Court dates are subject to confirmation by the Court. If the scheduled dates of the Court Hearings are changed, Cadbury Schweppes will give adequate notice of the change by issuing an announcement through a Regulatory Information Service.

iii

ACTION TO BE TAKEN

FURTHER INSTRUCTIONS ON THE ACTION TO BE TAKEN ARE SET OUT IN PARAGRAPH 22 OF PART II OF THIS DOCUMENT AND ARE SUMMARISED BELOW

•	VOTING AT THE COURT MEETING AND THE GENERAL MEETING

CADBURY SCHWEPPES ORDINARY SHAREOWNERS

The Scheme will require approval at a meeting of Shareowners convened by an order of the Court to be held at the Brewery, Chiswell Street, London EC1Y 4SD at 10.00 a.m. on 11 April, 2008. The Proposals, including the Scheme, will also require approval of Shareowners at the General Meeting to be held immediately thereafter.

IT IS IMPORTANT THAT, FOR THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT CAN BE SATISFIED THAT THE VOTES CAST FAIRLY REPRESENT THE VIEWS OF THE SHAREOWNERS. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETINGS IN PERSON, YOU ARE ENCOURAGED TO COMPLETE AND SIGN BOTH YOUR FORMS OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED ON THEM AND RETURN THEM TO COMPUTERSHARE INVESTOR SERVICES PLC, THE PAVILIONS, BRIDGWATER ROAD, BRISTOL BS99 6ZY, AS SOON AS POSSIBLE AND IN ANY EVENT SO AS TO ARRIVE BY NO LATER THAN:

WHITE FORM OF PROXY FOR THE COURT MEETING	10.00 a.m. ON 9 APRIL, 2008

BLUE FORM OF PROXY FOR THE GENERAL MEETING	10.30 a.m. ON 9 APRIL, 2008

This will enable your votes to be counted at the meetings in the event of your absence. Alternatively, White Forms of Proxy for the Court Meeting (but not Blue Forms of Proxy for the General Meeting) may be handed to the Registrars or the Chairman at the Court Meeting. A reply-paid envelope is enclosed for your convenience.

Alternatively, you may appoint a proxy electronically by visiting the website of the Company’s Registrars at www-uk.computershare.com/Investor/Proxy/ or, if you hold your Cadbury Schweppes Ordinary Shares in uncertificated form, through the CREST voting service by completing and transmitting a CREST Proxy Instruction, each as explained in paragraph 22 of Part II of this document.

If you are a participant in any of the Employee Share Schemes, you will be sent a separate letter explaining the implications of the Proposals for your options and awards and what action, if any, you need to take.

CADBURY SCHWEPPES ADR HOLDERS

Under the terms of the Deposit Agreement, you are not entitled to attend or vote at the Court Meeting or General Meeting, or to appoint a proxy to attend and vote on your behalf. You may only attend and vote at the meetings if you become a registered holder of Cadbury Schweppes Ordinary Shares by arranging for the surrender of your Cadbury Schweppes ADRs in accordance with the terms of the Deposit Agreement.

However, if you hold Cadbury Schweppes ADRs as of the voting record time of 5.00 p.m. (New York time) on 20 March, 2008, you can instruct JPMorgan Chase Bank N.A. (the “Depositary”) how to vote at the Court Meeting and General Meeting in respect of the Cadbury Schweppes Ordinary Shares represented by your Cadbury Schweppes ADRs.

YOU ARE ENCOURAGED TO COMPLETE AND SIGN THE ADR VOTING INSTRUCTION CARD IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED ON IT AND RETURN IT TO THE DEPOSITARY, AS SOON AS POSSIBLE AND IN ANY EVENT SO AS TO ARRIVE BY NO LATER THAN:

ADR VOTING INSTRUCTION CARD FOR THE COURT MEETING AND GENERAL MEETING	3.00 p.m. (NEW YORK TIME) ON 4 APRIL, 2008

•	VOTING AT THE AGM

CADBURY SCHWEPPES ORDINARY SHAREOWNERS

The 2008 Annual General Meeting of Cadbury Schweppes will take place on 11 April, 2008 and will commence at 10.45 a.m. (or as soon thereafter as the General Meeting concludes or is adjourned).

WHETHER OR NOT YOU PLAN TO ATTEND THE AGM IN PERSON, YOU ARE ENCOURAGED TO COMPLETE AND SIGN THE PINK FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED ON IT AND RETURN IT TO COMPUTERSHARE INVESTOR SERVICES PLC, THE PAVILIONS, BRIDGWATER ROAD, BRISTOL BS99 6ZY, AS SOON AS POSSIBLE AND IN ANY EVENT SO AS TO ARRIVE BY NO LATER THAN:

PINK FORM OF PROXY FOR THE AGM	10.45 a.m. ON 9 APRIL, 2008

This will enable your vote to be counted at the AGM in the event of your absence. A reply-paid envelope is enclosed for your convenience.

Alternatively, you may appoint a proxy electronically by visiting the website of the Company’s Registrars at www-uk.computershare.com/Investor/Proxy/ or, if you hold your Cadbury Schweppes Ordinary Shares in uncertificated form, through the CREST voting service by completing and transmitting a CREST Proxy Instruction, each as explained in paragraph 22 of Part II of this document.

CADBURY SCHWEPPES ADR HOLDERS

Under the terms of the Deposit Agreement, you are not entitled to attend or vote at the AGM, or appoint a proxy to attend and vote on your behalf. You may only attend or vote at the meeting if you become a registered holder of Cadbury Schweppes Ordinary Shares by arranging for the surrender of your Cadbury Schweppes ADRs in accordance with the terms of the Deposit Agreement.

However, if you hold Cadbury Schweppes ADRs as of the voting record time of 5.00 p.m. (New York time) on 20 March, 2008, you can instruct the Depositary how to vote at the AGM in respect of the Cadbury Schweppes Ordinary Shares represented by your Cadbury Schweppes ADRs.

YOU ARE ENCOURAGED TO COMPLETE AND SIGN THE ADR VOTING INSTRUCTION CARD IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED ON IT AND RETURN IT TO THE DEPOSITARY, AS SOON AS POSSIBLE AND IN ANY EVENT SO AS TO ARRIVE BY NO LATER THAN:

ADR VOTING INSTRUCTION CARD FOR THE AGM	3.00 p.m. (NEW YORK TIME) ON 4 APRIL, 2008

•	US WITHHOLDING TAX FORMS

YOU WILL FIND ENCLOSED WITH THIS DOCUMENT A US WITHHOLDING TAX FORM. PLEASE READ THE INSTRUCTIONS TO THIS FORM CAREFULLY. YOU ARE ENCOURAGED TO COMPLETE AND SIGN THE US WITHHOLDING TAX FORM IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED ON IT AND RETURN IT TO COMPUTERSHARE INVESTOR SERVICES PLC, THE PAVILIONS, BRIDGWATER ROAD, BRISTOL BS99 6ZY, AS SOON AS POSSIBLE.

Under US federal income tax law, backup withholding of US federal income tax may apply to payments of proceeds in respect of the sale of fractions of DPS Shares, in the case of all Shareowners, or fractions of Cadbury plc Ordinary Shares, in the case of Shareowners that are US persons. In general, you will be exempt from backup withholding of US federal income tax in respect of the sale of these fractions so long as you properly complete and return the applicable US withholding tax form, which is a Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) for non-US persons and a Form W-9 (Request for Taxpayer Identification Number and Certification) for US persons.

You have been provided with either a substitute Form W-8BEN (if your address on the Register is not a US address) or a substitute Form W-9 (if your address on the Register is a US address). If you have not received the correct form, please contact Computershare Investor Services PLC or you can obtain the correct form from the IRS website (www.irs.gov).

If you do not properly complete and return the substitute Form W-8BEN or W-9, as applicable, in each case in accordance with their instructions, then you may be subject to backup withholding of US federal income tax at a rate of 28 per cent. on the proceeds in respect of the sale of fractions of DPS Shares, in the case of all Shareowners, or fractions of Cadbury plc Ordinary Shares, in the case of Shareowners that are US persons, to which you are entitled as a result of the Proposals. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your US federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Where there are joint holders of Cadbury Schweppes Ordinary Shares, all such joint holders must complete a separate substitute Form W-8BEN or W-9, as applicable.

See Part XII of this document for further information regarding certain US federal tax consequences of the Proposals, including the backup withholding rules.

•	HELPLINE FOR SHAREOWNERS

IF YOU HAVE ANY QUESTIONS ABOUT THE PROPOSALS, THE AGM, THE CONTENTS OF THIS DOCUMENT OR THE COMPLETION AND RETURN OF YOUR FORMS OF PROXY AND US TAX WITHHOLDING FORMS, PLEASE CALL GEORGESON ON 0800 694 0478 (OR, IF YOU ARE CALLING FROM OUTSIDE THE UNITED KINGDOM, ON +44 117 378 8010) BETWEEN 9.00 A.M. AND 5.00 P.M. MONDAY TO FRIDAY (EXCLUDING PUBLIC HOLIDAYS). PLEASE NOTE THAT CALLS TO THESE NUMBERS MAY BE MONITORED OR RECORDED, AND NO ADVICE ON THE PROPOSALS CAN BE GIVEN.

•	HELPLINE FOR CADBURY SCHWEPPES ADR HOLDERS

IF YOU HAVE ANY QUESTIONS ABOUT THE PROPOSALS, THE AGM, THE CONTENTS OF THIS DOCUMENT OR THE COMPLETION AND RETURN OF YOUR FORMS OF PROXY, PLEASE CALL THE DEPOSITARY ON 1 800 990 1135 (OR, IF YOU ARE CALLING FROM OUTSIDE THE UNITED STATES, ON +1 201 680 6630) BETWEEN 9.00 A.M. AND 5.00 P.M. MONDAY TO FRIDAY (NEW YORK TIME) (EXCLUDING PUBLIC HOLIDAYS). PLEASE NOTE THAT CALLS TO THESE NUMBERS MAY BE MONITORED OR RECORDED, AND NO ADVICE ON THE PROPOSALS CAN BE GIVEN.

DIRECTORS, COMPANY SECRETARY AND ADVISERS

DIRECTORS

Sir John Sunderland
Roger Carr
Todd Stitzer
Ken Hanna
Bob Stack
Sanjiv Ahuja
Dr Wolfgang Berndt
Guy Elliott
Ellen Marram
Lord Patten
Raymond Viault

COMPANY SECRETARY	REGISTERED OFFICE

Henry Udow	25 Berkeley Square London W1J 6HB

JOINT SPONSOR AND FINANCIAL ADVISER	JOINT SPONSOR AND FINANCIAL ADVISER

Goldman Sachs International	Morgan Stanley & Co. Limited
Peterborough Court	25 Cabot Square
133 Fleet Street	Canary Wharf
London EC4A 2BB	London E14 4QA

JOINT SPONSOR AND FINANCIAL ADVISER	LEGAL ADVISERS AS TO ENGLISH LAW

UBS Limited	Slaughter and May
1 Finsbury Avenue	One Bunhill Row
London EC2M 2PP	London EC1Y 8YY

LEGAL ADVISERS AS TO US LAW	REPORTING ACCOUNTANTS

Shearman & Sterling LLP	Deloitte & Touche LLP
599 Lexington Avenue	Stonecutter Court
New York	1 Stonecutter Street
NY 10022	London EC4A 4TR
USA

REGISTRARS	DEPOSITARY

Computershare Investor Services PLC	JPMorgan Chase Bank N.A.
The Pavilions	c/o JPMorgan Service Centre
Bridgwater Road	PO Box 3408
Bristol BS13 8AE	South Hackensack NJ 07606-3408 USA

PART I

LETTER FROM THE CHAIRMAN OF CADBURY SCHWEPPES

(incorporated in England and Wales with registered number 52457)
Registered Office:
25 Berkeley Square
London W1J 6HB

Directors:
Sir John Sunderland (Chairman) Roger Carr* (Deputy Chairman) Todd Stitzer (Chief Executive Officer) Ken Hanna (Chief Financial Officer) Bob Stack (Chief Human Resources Officer) Sanjiv Ahuja*	Dr Wolfgang Berndt* Guy Elliott* Ellen Marram* Lord Patten* Raymond Viault*

*	Independent Non-Executive Director

19 March, 2008

To Cadbury Schweppes Shareowners and the holders of Cadbury Schweppes ADRs

Dear Sir/Madam,

Recommended Proposals for the separation of Americas Beverages by a demerger to
Dr Pepper Snapple Group, Inc. including a scheme of arrangement

1.	Introduction

In March 2007, we announced that we proposed to separate our confectionery and Americas Beverages businesses, now that both have the appropriate platforms to deliver greater value for Shareowners as focused, independent businesses. In October 2007, we said that our focus was on implementing the separation by a demerger of Americas Beverages, which will be transferred to a US company named Dr Pepper Snapple Group, Inc. (“DPS”) which will be listed on the New York Stock Exchange.

DPS will comprise the entire Americas Beverages business, including its operations in the United States, Canada, Mexico and the Caribbean, its brands (which include Dr Pepper, 7 UP, A&W, Sunkist, Canada Dry, Snapple, Mott’s, Hawaiian Punch, Clamato, Peñafiel and Squirt) and its manufacturing facilities and marketing and distribution networks.

Due to the size of the transaction, the Demerger requires the approval of Shareowners in a general meeting. The purpose of this document is to explain the Proposals which will allow Cadbury Schweppes to implement the Demerger and why your Board considers the Proposals to be in the best interests of Cadbury Schweppes and its Shareowners as a whole. Your Board is unanimously recommending that you vote in favour of the resolutions to be proposed at the Court Meeting and the General Meeting to be held on 11 April, 2008.

If the Proposals are approved and the Demerger becomes effective, Shareowners will receive for every 100 Cadbury Schweppes Ordinary Shares (which will be cancelled):

•	64 shares in Cadbury plc, the world’s largest confectionery company, to be listed on the London Stock Exchange’s main market for listed securities; and

•	12 shares in DPS, a leading North American non-alcoholic beverages company, to be listed on the New York Stock Exchange.

We expect completion of the Demerger to occur on 7 May, 2008.

As part of the Proposals, we intend to implement a corporate reorganisation under which a new listed holding company, named Cadbury plc, will be introduced as the holding company of Cadbury Schweppes plc. This corporate reorganisation will be effected by way of a formal procedure, known as a scheme of arrangement, under the Companies Act 1985. The Scheme requires, amongst other things, Shareowner approval and the sanction of the High Court of Justice in England and Wales.

Shortly after the Scheme becomes effective, it is proposed to seek a further sanction of the Court to reduce the capital of Cadbury plc for two main purposes:

(a)	to implement the Demerger; and

(b)	to create distributable reserves in Cadbury plc. The reserves created by this capital reduction will be available at the discretion of the Cadbury plc Directors for the purpose of future distributions to Shareowners.

Throughout the Demerger process, the Board has been focused on creating capital structures for both businesses which maximise Shareowner value. Due to difficult conditions in the debt markets, particularly the cost and availability of sub-investment grade debt, we have decided that both the Continuing and DPS Groups can only be financed economically by implementing investment grade capital structures in both newly listed companies. As a result, immediately following completion of the Demerger, both Cadbury plc and DPS will target an investment grade credit rating. DPS has entered into new facility agreements in order to provide for its expected financing requirements. Further information on indebtedness is set out in Parts II, X and XIII of this document.

In order to approve the terms of the Proposals, Shareowners will need to vote in favour of the resolutions to be proposed at the Court Meeting and the General Meeting. These will be held on 11 April, 2008 at the Brewery, Chiswell Street, London EC1Y 4SD. A notice convening the Court Meeting and the General Meeting is set out in Parts XVI and XVII respectively.

Details of the actions you should take, and the recommendation of the Board, are set out in paragraphs 25 and 28 respectively of this letter.

Your attention is also drawn to Parts XVIII and XIX of this document which set out details of this year’s Annual General Meeting which will consist entirely of ordinary business. This will also be held on 11 April, 2008 due to the Demerger process and will follow the conclusion of the Court Meeting and the General Meeting. Your Board considers the resolutions to be proposed at this year’s AGM to be in the best interests of Cadbury Schweppes and its Shareowners as a whole and unanimously recommends that you vote in favour of the resolutions to be proposed at the AGM.

Shareowners should read the whole of this Circular and not just rely on the summarised information set out in this letter.

2.	Background to and reasons for the Demerger

In March 2007, we announced that we intended to separate our confectionery and Americas Beverages businesses, reflecting your Board’s belief that the two businesses had reached a position where they would deliver greater value for Shareowners as focused, independent businesses.

Cadbury Schweppes comprises two strong, focused consumer goods businesses:

•	In confectionery, we have created the leading global confectionery company with unrivalled product and geographic reach. The acquisition of Adams in 2003 transformed our position, and our subsequent investments behind organic growth and in bolt-on acquisitions have doubled our organic sales growth rate and further strengthened our strategic position. More information on our proposed new holding company, Cadbury plc, and on our confectionery business is set out in paragraphs 8 and 9 of this letter.

•	In Americas Beverages, we have improved performance by merging operations under a single management organisation, allowing the business to make significant cost savings and leverage its scale with customers and suppliers, and by concentrating resources on selected advantaged brands. We have also strengthened its route-to-market through the acquisition of a number of the largest independent bottlers in the US, including the Dr Pepper/Seven Up Bottling Group in 2006.

As a result, we believe that each of the two businesses now has the appropriate platform to benefit from being a stand-alone business and that the separation will allow each of them to focus on their respective commercial and strategic agendas.

We believe that the separation of the confectionery and Americas Beverages businesses will enhance value for shareowners of Cadbury plc and DPS by creating significant opportunities and benefits, including:

•	Enhancing focus. The management of each company will be able to focus on its own commercial and strategic priorities. Cadbury plc will focus on its vision of being the world’s biggest and best confectionery company through its growth, efficiency and capability goals. DPS will continue to build its beverage brands by adding scale and strengthening its route-to-market;

•	Enabling more efficient capital allocation and providing DPS with direct access to capital. The separation will enable each company to allocate its capital more efficiently and will provide DPS with direct access to the capital markets to finance expansion and growth opportunities as appropriate; and

•	Enhancing clearer market profile with investors. Following the separation, investors will be better able to assess the individual strengths of each company and more accurately evaluate each company’s performance compared to companies in the same or similar industries.

Having evaluated the options for separation, and having determined that difficult debt market conditions are unlikely to facilitate an acceptable sale process for the foreseeable future, your Board believes that the proposed Demerger will maximise Shareowner returns by allowing Shareowners to participate in two substantial listed companies, with focused management teams, efficient capital structures and offering discrete investment propositions.

3.	Summary of the Proposals

Scheme

If the Scheme becomes effective:

(a)	the Cadbury Schweppes Ordinary Shares will be cancelled;

(b)	Cadbury Schweppes will issue New Cadbury Schweppes Ordinary Shares to Cadbury plc so that Cadbury plc will own all the shares in Cadbury Schweppes and accordingly Cadbury Schweppes will become a subsidiary of Cadbury plc;

(c)	the holders of Cadbury Schweppes Ordinary Shares will receive:

(i)	64 Cadbury plc Ordinary Shares for every 100 Cadbury Schweppes Ordinary Shares that they hold at the Scheme Record Time; and

(ii)	36 Cadbury plc Beverage Shares for every 100 Cadbury Schweppes Ordinary Shares that they hold at the Scheme Record Time.

The Scheme Record Time is expected to be 6.00 p.m. on 1 May, 2008 (subject to the date on which the Court sanctions the Scheme). The number of Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares to be received may be subject to changes in circumstances in the manner described in paragraph 2 of Part II of this document. Details of fractional entitlements to shares are given in paragraphs 2 and 15 of Part II of this document.

The Scheme is subject to various conditions, including the approval of Shareowners at the Court Meeting and the General Meeting and the sanction of the Court. If these conditions are satisfied and the Scheme is implemented in full, the new holding company structure will become effective on 2 May, 2008.

Further details of the Scheme are set out in Part II of this document.

Cadbury plc Reduction of Capital and the issue of DPS Shares

The introduction of Cadbury plc as the holding company of Cadbury Schweppes will be followed by a reduction of share capital in Cadbury plc. If the Court sanctions the Cadbury plc Reduction of Capital:

(a)	the nominal value of each Cadbury plc Ordinary Share will be reduced from 500 pence[1] to 10 pence[2] thereby creating distributable reserves of 490 pence per share;

(b)	the Cadbury plc Beverage Shares will be cancelled; and

(c)	the holders of the Cadbury plc Beverage Shares will be entitled to receive 12 DPS Shares for every 36 Cadbury plc Beverage Shares that they hold at the Cadbury plc Reduction of Capital Record Time, issued by DPS in consideration of the transfer by the Cadbury plc Group of the Americas Beverages business to DPS.

Debt allocation

As at 31 December, 2007, Cadbury Schweppes had net debt of approximately £3.2 billion (extracted without material adjustment from the 2007 audited financial statements of the Group). The Cadbury plc Group is expected to have net debt of approximately £1.65 billion on completion of the Demerger (after the payment of the Cadbury Schweppes Final Dividend). On completion of the Demerger, the DPS Group will require external funds totalling approximately US$3.9 billion in order to discharge intra-group debts owed to the Continuing Group and to fund operating cash flow and working capital requirements. It is expected that the DPS Group will have net debt of approximately US$3.8 billion on completion of the Demerger. The Cadbury plc Group will use the proceeds from the intra-group debt repayment to pay down some of its existing debt and fund operating cash flow and working capital requirements.

The aforementioned external funds are to be obtained by the draw down of external debt facilities. A new credit agreement (the “Credit Agreement”) and a new bridge loan agreement (the “Bridge Loan Agreement”) have been entered into by DPS which document such facilities. The lenders under the Credit Agreement are Bank of America, N.A., Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and UBS Loan Finance LLC and may include additional lenders. The aggregate committed amount under the Credit Agreement is US$2.4 billion. It is expected that approximately US$1.9 billion will be drawn down therefrom before completion of the Demerger, the funds being placed in escrow (pending completion of the Demerger and the satisfaction of various conditions precedent) and on release therefrom being applied to discharge intra-group debts owed to the Continuing Group and to fund the Continuing Group’s operating cash flow and working capital requirements. The lenders under the Bridge Loan Agreement are Bank of America, N.A., Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and UBS Loan Finance LLC and may include additional lenders. The aggregate committed amount under the Bridge Loan Agreement is US$2.0 billion. It is expected that approximately US$2.0 billion will be drawn down therefrom before completion of the Demerger, the funds being placed in escrow (pending completion of the Demerger and the satisfaction of various conditions precedent) and on release therefrom being applied to discharge intra-group debts owed to the Continuing Group and to fund the Continuing Group’s operating cash flow and working capital requirements. If DPS completes a notes offering and/or enters into an alternative loan facility before completion of the Demerger, the proceeds of such notes issue and/or alternative loan facility will be applied in substitution for drawings under the Bridge Loan Agreement. It is contemplated that any drawings under the Bridge Loan Agreement will be refinanced by any subsequent note offerings by, or alternative loan facilities entered into by, DPS. Further details on the financing arrangements of the DPS Group are set out in Parts X and XIII of this document.

The Cadbury plc Group’s borrowing requirements will be funded from the Continuing Group’s existing borrowing facilities.

1    In the event that in connection with the Scheme the issue of Cadbury plc Ordinary Shares with a nominal value of 500 pence each, would or may, in the reasonable opinion of the Board, result in the issue of the Cadbury plc Ordinary Shares at a discount, Cadbury plc will, prior to the date of the Second Court Hearing, take steps in accordance with the provisions of the Cadbury plc Articles, the Companies Act and the Companies Act 2006 to procure that the Cadbury plc Ordinary Shares are issued with a lower nominal value which is, in the reasonable opinion of the Board, appropriate to ensure that such Cadbury plc Ordinary Shares are not issued at a discount to their nominal value. In the event that the Cadbury plc Ordinary Shares are issued with a lower nominal value, the amount of distributable reserves created by Cadbury plc pursuant to the Cadbury plc Reduction of Capital becoming effective will be reduced.
2    Or such other nominal value as Cadbury plc may decide in general meeting.

4.	Effect of the Proposals

Shareowners will, subject to the adjustments for fractional entitlements and for any Cadbury Schweppes Ordinary Shares that become issuable under the Employee Share Schemes upon the Scheme being sanctioned, own the same proportion of ordinary share capital in Cadbury plc immediately after the implementation of the Scheme as they did previously in Cadbury Schweppes. Although Shareowners will hold fewer Cadbury plc Ordinary Shares than Cadbury Schweppes Ordinary Shares, they will also receive, following implementation of the Cadbury plc Reduction of Capital, DPS Shares (and, subject to the adjustments for fractional entitlements, will own the same proportion of share capital as they did previously in Cadbury Schweppes).

Existing Cadbury Schweppes Ordinary Shares and Cadbury Schweppes ADRs will be cancelled and de-listed once the Scheme becomes effective. This is expected to take place at 8.00 a.m. on 2 May, 2008. The last day of dealings in Cadbury Schweppes Ordinary Shares on the London Stock Exchange’s main market for listed securities and Cadbury Schweppes ADRs on the New York Stock Exchange is expected to be 1 May, 2008.

5.	Listing

The Cadbury plc Ordinary Shares you receive will be listed in the United Kingdom. Application will be made to the UKLA for the Cadbury plc Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for the Cadbury plc Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. We expect that the Cadbury plc Ordinary Shares will be listed, and that dealings in Cadbury plc Ordinary Shares will commence, at 8.00 a.m. on 2 May, 2008.

Application will be made to the New York Stock Exchange for the new Cadbury plc ADRs to be admitted to trading on the New York Stock Exchange. We expect that Cadbury plc ADRs will be listed, and that dealings in Cadbury plc ADRs will commence, at 9.30 a.m. (New York time) on 2 May, 2008.

The Cadbury plc Beverage Shares will not be listed and will not be capable of transfer. They will remain in issue until they are cancelled pursuant to the Cadbury plc Reduction of Capital. If the Cadbury plc Reduction of Capital is not confirmed by the Court and the Cadbury plc Beverage Shares have not been cancelled by the Demerger Long Stop Date, the Cadbury plc Beverage Shares will be reclassified as Cadbury plc Ordinary Shares, such reclassification to be deemed effective upon Admission of such Cadbury plc Ordinary Shares to the Official List. This will mean that Shareowners will not receive shares in DPS and that the Demerger will not take place.

It is intended that the shares you receive in DPS will be listed in the United States. Application will be made to the New York Stock Exchange for the DPS Shares to be authorised for listing on the New York Stock Exchange under the symbol “DPS”. We expect that the DPS Shares will be listed, and that trading in the DPS Shares on the New York Stock Exchange will commence, at 9.30 a.m. (New York time) on 7 May, 2008.

6.	Shareowner and Court approvals required

The Demerger requires the approval of Shareowners pursuant to the UK Listing Rules due to the size of the transaction and the Proposals also need to be approved by Shareowners to satisfy certain legal requirements. The Proposals are conditional on, amongst other things, the approval of the resolutions by Shareowners at the Court Meeting and the General Meeting.

Notices convening the Court Meeting and the General Meeting at which the approvals for the Proposals are being sought are set out in Parts XVI and XVII respectively of this document. Both meetings will be held at the Brewery, Chiswell Street, London EC1Y 4SD on 11 April, 2008 and the first meeting, the Court Meeting, will begin at 10.00 a.m.

Court Meeting

At the Court Meeting, you will be asked to approve the Scheme. The statutory majority required to approve the Scheme at the Court Meeting is a majority in number of those Shareowners who are present and vote in person or who vote by proxy, and those voting in favour must also represent 75 per cent. or more in value of the Ordinary Shares that are voted.

The Scheme will insert Cadbury plc as the new holding company between Cadbury Schweppes plc and Cadbury Schweppes Shareowners.

General Meeting

At the General Meeting you will be asked to approve:

(i)	a special resolution approving the insertion of Cadbury plc as the new holding company of Cadbury Schweppes plc, and to assist this by making certain changes to the share capital of Cadbury Schweppes, authorising the allotment of shares pursuant to the Scheme and making certain amendments to the Cadbury Schweppes Articles of Association as a result of the Scheme;

(ii)	a special resolution approving the Demerger of Americas Beverages, including the entry into the Demerger Agreements;

(iii)	a special resolution approving the Cadbury plc Reduction of Capital, which has already been approved by the existing members of Cadbury plc in a general meeting held on 11 March, 2008;

(iv)	an ordinary resolution approving amendments to the Executive Share Schemes;

(v)	two ordinary resolutions approving the establishment by Cadbury plc of the Cadbury plc Share Schemes for executives and employees respectively;

(vi)	an ordinary resolution authorising the directors of Cadbury plc to establish employee share schemes in addition to the Cadbury plc Share Schemes mentioned in (v) above for the benefit of the overseas employees of Cadbury plc and its subsidiaries; and

(vii)	an ordinary resolution approving the proposed increase in the maximum value of an annual award under The Cadbury plc 2008 Long Term Incentive Plan to 300 per cent. of basic pay.

Please see the notice of General Meeting set out in Part XVII of this document for the full text of the resolutions to be proposed at the General Meeting.

7.	Principal terms and conditions of the Separation Agreement

Prior to the Final Court Hearing, the Company intends to enter into a separation and distribution agreement with Cadbury plc and DPS (the “Separation Agreement”) which will set out how the Demerger will be implemented.

Under the terms of the proposed Separation Agreement, all assets, to the extent related to the Americas Beverages business, will be retained by or transferred to DPS, subject to any licences between the parties, and all assets to the extent related to the Cadbury Business will be retained by or transferred to Cadbury Schweppes, subject to any licences between the parties. Liabilities will be allocated to DPS to the extent they are related to the Americas Beverages business and liabilities will be allocated to Cadbury Schweppes to the extent they are related to the Cadbury Business. Other liabilities will be allocated and set forth in the Separation Agreement. The Separation Agreement also provides that DPS and Cadbury Schweppes will indemnify each other against certain liabilities arising from their respective businesses and from the Demerger.

Further information on the proposed Separation Agreement is set out in Part IV of this document.

8.	Information on Cadbury plc

Overview

Cadbury plc was incorporated on 7 February, 2008 with its registered office at 25 Berkeley Square, London W1J 6HB. The current members of the Board have been appointed to the board of Cadbury plc.

Sir John Sunderland will retire as the Chairman of Cadbury Schweppes and Cadbury plc during the summer of 2008 after more than 40 years’ service. As announced on 19 February, 2008, the new Chairman of Cadbury plc, with effect from the retirement of Sir John Sunderland, will be Roger Carr.

Roger Carr is currently the Group’s Deputy Chairman and senior non-executive independent director, having joined the Cadbury Schweppes Board in 2001. The Board believes that his broad industry experience, familiarity with the financial markets and knowledge of the Cadbury Business will provide Cadbury plc with an excellent balance of skills to steer Cadbury plc through the next phase of its development. Mr Carr is also Chairman of Centrica, Chairman of Mitchells & Butlers and a member of the Court of Directors of the Bank of England.

Prior to the Scheme becoming effective, Cadbury plc will have no material assets or liabilities. With effect from the implementation of the Scheme, Cadbury plc will own no material assets other than shares in Cadbury Schweppes. Pursuant to the Cadbury Schweppes Reduction of Capital, Cadbury Schweppes will be re-registered as a private limited company and will thereafter be known as Cadbury Schweppes Limited.

After the Scheme becomes effective, Cadbury plc will continue to own Americas Beverages as well as the shares in Cadbury Schweppes. It is envisaged that Americas Beverages will remain in the Cadbury plc Group for five days, until the Cadbury plc Reduction of Capital becomes effective and Americas Beverages is transferred to DPS in accordance with the terms of the Separation Agreement. Following the Demerger, Cadbury plc will own no material assets other than shares in Cadbury Schweppes.

The Cadbury plc Group structure

Following completion of the Demerger, the Cadbury plc Group will comprise its worldwide confectionery operations and its beverages business located principally in Australia.

Regions and functions

The Cadbury Business is organised into four regional operating units and six global functions. This structure enables the regions to focus on delivering the Continuing Group’s commercial agenda and top-line growth, and allows the functions to develop and drive global strategies and processes towards best in class performance, while remaining closely aligned to the regions’ commercial interests. All the regional and functional leaders sit on the Chief Executive’s Committee.

The four regions are: Britain, Ireland, Middle East and Africa (“BIMA”); Europe; Americas Confectionery; and Asia Pacific. Each region focuses on commercial operations in its geographical area, and also maintains teams from each of the six functions. The Presidents of these regions are:

Matt Shattock	President Britain, Ireland, Middle East and Africa (BIMA)
Chris Van Steenbergen	President Europe (including Russia and Turkey)
Jim Chambers	President Americas Confectionery
Rajiv Wahi	President Asia Pacific

The functions are: Supply Chain; Commercial; Science and Technology; Human Resources; Finance and Legal and Secretariat. Each function has a small central team based at Group Headquarters and a regional presence coordinated by the central team. The Presidents of these functions are:

Steve Driver	President Global Supply Chain
Tamara Minick-Scokalo	President Global Commercial
David Macnair	Chief Science and Technology Officer
Bob Stack	Chief Human Resources Officer
Ken Hanna	Chief Financial Officer
Henry Udow	Chief Legal Officer and Group Secretary

Cadbury plc Board of directors and Chief Executive’s Committee

Cadbury plc will be managed by the Cadbury plc Board, who will delegate day-to-day management to the Chief Executive’s Committee. Following the Demerger, the Cadbury plc Board will be responsible for the Continuing Group’s overall management and performance, and for the approval of long-term objectives and commercial strategy. The Cadbury plc Chief Executive’s Committee (“CEC”), which comprises the Chief Executive Officer, the leader of each region and function, and the Group Strategy Director, will report to the Cadbury plc Board and will be accountable for the day-to-day management of Cadbury plc’s operations and implementation of strategy. This team will be responsible to the Cadbury plc Board for driving high level performance of Cadbury plc’s growth, efficiency and capability programmes and capital allocation.

9.	Information on the Cadbury Business

Overview and key strengths

Following completion of the Demerger, the Cadbury Business will comprise its worldwide confectionery operations and its beverages business located principally in Australia. The governing objective remains to deliver superior Shareowner returns through delivering its financial scorecard (as described below) and through achieving its vision of being the biggest and best confectionery group in the world.

The Cadbury plc Board believes that the key strengths of the Cadbury Business are that:

•	it is the world’s largest confectionery company, with a 10 per cent. share of the global confectionery market, which is a large and growing market with attractive dynamics;

•	it commands the number one or number two positions in 20 of the world’s 50 largest confectionery markets;

•	it is the only confectionery business which has strong brands and competitive positions in all three categories of chocolate, gum and candy;

•	it has a strong presence in faster growing categories, with gum accounting for around one-third of total revenues; and

•	it commands the most broadly spread emerging markets presence, accounting for around one-third of total revenues.

Cadbury plc in the global confectionery market

Cadbury’s leadership of the global confectionery market by value is underpinned by number one or number two confectionery market positions in 20 of the world’s 50 largest confectionery markets by retail sales value. Markets where the Cadbury Business has number one or number two market positions accounted for around three-quarters of the Cadbury revenue in 2007.

In 2007, the Cadbury Business generated revenue of approximately £5 billion (extracted without material adjustment from the 2007 audited financial statements of the Group). Chocolate and cocoa-based beverages accounted for 42 per cent. of Cadbury revenue, gum 29 per cent., and candy 21 per cent. The Group also owns a non-alcoholic beverages business, located principally in Australia, which accounted for 8 per cent. of Cadbury revenue in 2007.

The Cadbury Business has a strong presence in faster growing categories and markets. Gum accounted for 29 per cent. of Cadbury 2007 revenue, more than double its share of the global confectionery market.

In 2007, wellness confectionery, including products like sugar-free and fat-free products, dark chocolate and medicated candy, accounted for 30 per cent. of the Group’s confectionery revenue, compared to their 18 per cent. share of the market as a whole in 2006. These products grew in the confectionery market as a whole by 8 per cent. per annum from 2002-2007, against 5 per cent. growth for other products.

The Cadbury Business also has the largest (by retail value) and most broadly spread emerging markets business of any confectionery group, which in 2007 accounted for approximately one-third of confectionery revenue. From 2004 to 2007, revenue of the Group’s emerging markets confectionery businesses grew on average by 12 per cent. per annum on a like-for-like basis.

Cadbury’s brands include many global, regional and local favourites. The largest brand in chocolate is Cadbury Dairy Milk; other key brands are Creme Egg, Flake, and Green & Black’s.

Strategy: “Vision into Action” and financial scorecard

Following the Demerger, Cadbury plc’s strategy for the years 2008-2011 is embodied in its ‘Vision into Action’ business plan. The governing objective remains to deliver superior Shareowner returns through delivering its financial scorecard and through achieving its vision of being the biggest and best confectionery group in the world.

Cadbury plc aims to achieve this vision through delivering its financial scorecard. The financial scorecard for the 2008-2011 period is as follows:

•	annual organic revenue growth of 4-6 per cent.;

•	total confectionery share gain;

•	mid-teens trading margin by 2011;

•	strong dividend growth;

•	efficient balance sheet; and

•	growth in return on invested capital.

Cadbury plc will focus on the following priorities to deliver its financial scorecard and its vision:

•	to drive growth through a concentration on “fewer, faster, bigger, better” participation and innovation (bringing to market more quickly a smaller number of larger projects with greater impact), supported by the global category structure introduced in 2006;

•	to drive cost and efficiency gains to help achieve the margin goal;

•	to continue to invest in capabilities to support growth and efficiency agendas;

•	to increase focus on capital allocation decisions to drive growth in return on invested capital; and

•	at the same time, retaining commitments to growing sustainably and to Cadbury Schweppes’ strong cultural heritage.

10.	Information on DPS

Following completion of the Demerger, DPS will be the new public holding company of the Americas Beverages business whose shares of common stock will be listed on the New York Stock Exchange. DPS was incorporated in Delaware, USA on 24 October, 2007 with its principal executive offices at 5301 Legacy Drive, Plano, Texas 75024, USA.

As announced on 19 February, 2008, the new Chairman of DPS, with effect from the Demerger Effective Time, will be Wayne Sanders. Mr Sanders spent 28 years at Kimberly-Clark Corporation where he served 11 years as Chairman and Chief Executive Officer before retiring in 2003. Mr Sanders is currently on the Board of Texas Instruments, Inc. and of Belo Corp., which recently undertook a demerger of its newspaper businesses. He is also a former board member of Adolph Coors Company and a member of the Board of Governors of Boys & Girls Clubs of America. The Board believes that Mr Sanders has excellent credentials for the role as Chairman of DPS and will ensure a smooth transition from being a division of a consumer goods group into a focused and separately US listed beverages business.

Your attention is drawn to Part X of this document where further information on DPS and the DPS Shares is set out.

11.	Information on Americas Beverages

Americas Beverages is a fully integrated beverages business with a leading portfolio of carbonated soft drinks (“CSDs”) and non-carbonated soft drinks (“non-CSDs”) which it sells in the US, Canada, Mexico and the Caribbean. More than 75 per cent. of its sales volume is from brands that are either number one or number two in their category. In the CSD market segment in the US and Canada, Americas Beverages participates mainly in the flavours (non-cola) category, where it owns the number one or number two brands in most categories in which it competes. In 2007, Americas Beverages had an 18 per cent. share of the US CSD market (ACNielsen), the world’s largest. Its main CSD brands are Dr Pepper, 7 UP, Sunkist, A&W and Canada Dry. In the non-CSD market segment in the US, Americas Beverages participates mainly in the ready-to-drink tea, juice, juice drinks and mixer categories, with Snapple, Mott’s, Hawaiian Punch and Clamato being its four key brands. In Mexico and the Caribbean, Americas Beverages participates mainly in the carbonated mineral water, flavoured CSD, bottled water and vegetable juice categories. Its key brands are Peñafiel, Squirt, Clamato and Aguafiel. It also distributes a number of brands owned by third parties.

In the year ending 31 December, 2007 Americas Beverages contributed to the Group the following amounts:

Year ending
31 December,
2007
(£m)

Revenue	2,878
Underlying profit from operations	553
Restructuring costs	(35)
Amortisation and impairment of intangibles	(24)
Non-trading items	(40)
Contract termination gain	31
IAS 39 adjustment	1

Profit from operations	486
Gross assets	4,802
Net assets	947

Notes:

(1)	Cadbury Schweppes believes that underlying profit from operations provides additional information on underlying trends to Shareowners. This measure is used by Cadbury Schweppes for internal performance analysis and is considered by the Remuneration Committee in determining incentive compensation arrangements for employees. The term ‘underlying’ is not a defined term under IFRS, and may not be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit.

(2)	Outside underlying profit from operations, Americas Beverages incurred £35 million of restructuring costs relating to a headcount reduction programme (£26 million) and further integration of DPSUBG (£9 million). The region also amortised £24 million of definite life intangible assets which arose from the acquisition of DPSUBG and other bottling operations purchased in 2006 and 2007 which are excluded from the underlying results of the region. Further items treated outside underlying were the costs incurred to separate the Americas Beverages region from the Cadbury Business which totalled £40 million and a gain of £31 million which arose from the termination of the contract to distribute Glacéau offset by the write-off of the associated franchise intangible. The amount excluded from the underlying results is the amount which would otherwise have been earned through distribution of the product in 2008.

(3)	The summary financial information on Americas Beverages above is extracted without material adjustment from Part V of this document which also sets out further information on Americas Beverages.

Shareowners should read the whole of this document and not just rely on the summarised financial information shown above.

In 2007 base business revenues grew by 4 per cent., a good result given the challenging market conditions in the key US CSD market. Acquisitions and disposals contributed a net £403 million or 16 per cent. to revenues. The contribution from acquisitions relate to bottling businesses bought during 2006 and 2007, including DPSUBG and SeaBevs.

Carbonates revenues in the US grew by 1 per cent. and our share of the US CSD market rose by 40 basis points, the fourth consecutive year of share gains. These share gains were made despite the fact that the business was cycling a year of significant innovation activity, notably in Dr Pepper and 7 UP, where bottler volumes fell by 2.5 per cent. and 3 per cent. respectively. Excluding innovations, base Dr Pepper bottler volumes were modestly ahead. Other key flavour brands (Sunkist, A&W and Canada Dry) had a good year with bottler volumes up 3 per cent. reflecting the trend away from colas to flavoured CSDs and the greater focus provided by our more integrated route to market.

In non-CSDs in the US, revenues grew by 3 per cent., with performance boosted by the successful launches of Snapple super premium teas and enhanced waters. The Snapple brand grew revenues by 5 per cent. As previously indicated, the national launch of the new sports drink brand Accelerade was disappointing with an approximate £30 million loss in the year arising from the launch. The decision has been taken to focus on a narrower range of profitable outlets going forward and further losses are not expected to be incurred. Our Mexican business had a more challenging year with results adversely impacted by poor weather and increased competitive activity, however revenues were 4 per cent. ahead.

Americas Beverages’ underlying margins were 340 basis points lower year-on-year, before the impact of exchange reflecting the strategic acquisitions of bottling businesses and the losses arising from the launch of Accelerade. Commodity costs continued to rise during the year, but these were more than offset through price increases and tight cost control. At the end of the year, a significant cost reduction programme was successfully implemented which is expected to generate full year cost savings of around £35 million in 2008. In November, our contract to manufacture and distribute Glacéau was terminated following

Coca-Cola’s acquisition of Energy Brands. In 2007, this contract contributed around £110 million to revenues and around £20 million to underlying profit from operations.

12.	On-going relationship between the Cadbury plc Group and the DPS Group

Following the Demerger, Cadbury plc and DPS will each operate as independent separately listed companies with their own management teams and boards of directors. No directors of Cadbury plc will be directors of DPS and vice versa.

Prior to the Demerger Effective Time, Cadbury Schweppes and DPS will enter into commercial arrangements to provide each other with services during a transitional period and will agree to indemnify each other against certain liabilities arising from the operation of the respective businesses with effect from the Demerger Effective Time. The following transaction agreements will be entered into:

•	Separation Agreement

•	Transition Services Agreement

•	Tax-Sharing and Indemnification Agreement

•	Employee Matters Agreement

An overview of the key provisions of the above agreements (together the “Demerger Agreements”) are set out in Part IV of this document.

13.	Financial effect of the Demerger

Completion of the Demerger will result in the Cadbury plc Group having a net debt position of approximately £1.65 billion (after the payment of the Cadbury Schweppes Final Dividend). The reduction of indebtedness will result in the Cadbury plc Group having an efficient balance sheet, while retaining sufficient flexibility to invest in its growth and efficiency initiatives.

As at 31 December, 2007 the Cadbury Schweppes Group had consolidated net assets of £4,173 million (extracted without material adjustment from the 2007 audited financial statements of the Group). An unaudited pro forma statement of the net assets of the Cadbury plc Group as at 31 December, 2007 is set out, for illustrative purposes only, in Part VIII of this document. As shown in that statement, the illustrative unaudited consolidated net assets of the Cadbury plc Group as at 31 December, 2007 and under IFRS, on a pro forma basis and adjusted to reflect the Demerger as if Completion had occurred at that date, would have been £3,018 million.

The one-off costs associated with the Demerger will have a dilutive effect on the Group’s earnings. With effect from the Demerger Effective Time, Americas Beverages will cease to be part of the Cadbury plc Group and therefore Americas Beverages’ results will not be reflected in the continuing operations of Cadbury plc.

For the financial year ended 31 December, 2007, the Cadbury Schweppes Group made a profit, before financing and taxation, of £796 million (extracted without material adjustment from the 2007 audited financial statements of the Group). An unaudited pro forma income statement is set out, for illustrative purposes only, in Part  VIII of this document. As shown in that statement, the illustrative unaudited profit of the Group before financing and taxation for the financial year ended 31 December, 2007, on a pro forma basis and adjusted to reflect the Demerger as if it had occurred on 1 January, 2007, would have been £310 million.

14.	Current trends in trading and prospects

The Continuing Group

The Continuing Group has benefited from improvements made in recent years, strategically and commercially. The resilience of the business in the face of a deteriorating economic backdrop and sharply rising commodity costs was also evident. In 2007 the Cadbury Business delivered record revenue growth of 7 per cent. for the base business, driven primarily by double-digit growth in gum and emerging markets and a successful year for Cadbury Dairy Milk. Despite the challenging cost environment, the Cadbury Business improved its underlying operating margins before the impact of business improvement costs and foreign exchange rates by 30 basis points as a result of better operating leverage and a tight focus on cost control.

Since 31 December, 2007 there have been no material changes to the current trading or outlook for the Continuing Group and the following is an overview of the most recent developments:

The Cadbury Business has had a strong start to the year in all regions, partly due to an earlier Easter but also due to continued momentum in gum. The business has implemented price increases in certain product categories and markets in order to offset the rising trend in commodity input costs through 2007.

In relation to the outlook for 2008, although economic conditions remain uncertain, the Directors take confidence from the fact that they have created strong foundations for the Cadbury Business and that the business operates in economically resilient categories. The Board expects strong revenue momentum for the Cadbury Business. Good operating leverage, particularly in gum, the initiatives in place to deliver savings, early progress on a turnaround in China, Russia and Nigeria and a robust approach to pricing should enable the Continuing Group to deliver meaningful confectionery margin progression in 2008.

Americas Beverages

In 2007 Americas Beverages benefited from improvements made in recent years, strategically and commercially. The business performed well in challenging CSD markets with base business revenues up by 4 per cent. US CSD market share rose by 40 basis points despite the fact that the business was cycling a year of significant innovation activity. Commodity costs were more than offset through price increases and cost control, but margins fell 340 basis points due to the consolidation of lower margin bottling businesses and the losses arising from the launch of Accelerade, a sports drink.

Since 31 December, 2007 there have been no material changes to the current trading or outlook for Americas Beverages and the following two paragraphs is an overview of the most recent developments:

Americas Beverages revenue growth is in line with expectations. The Americas Beverages business has implemented price increases in certain products in order to offset the rising trend in commodity input costs through 2007.

In relation to the outlook for 2008, although economic conditions remain uncertain, the Directors take confidence from the fact that they have created strong foundations for the Americas Beverages business and that the business operates in economically resilient categories. In 2008, Americas Beverages will continue to benefit from its focus on core advantaged brands and route-to-market capability. The business aims largely to cover the expected margin headwinds through restructuring and other benefits. However, taking into account the full year’s dilution from lower margin bottling acquisitions, reported margins are likely to be modestly lower year on year, with the profits weighted toward the second half.

15.	Cadbury Schweppes Final Dividend and dividend policy of the Continuing Group and the DPS Group

Cadbury Schweppes Final Dividend

The Board has proposed a 6 per cent. increase in the final dividend to 10.5 pence. Together with the 22 per cent. increase in the interim dividend to 5.0 pence, this will bring the total dividend for the year to 15.5 pence, an increase of 11 per cent. and reflects the continued confidence of the Board in the future prospects of the Cadbury Business. Subject to Shareowner approval at the Annual General Meeting on 11 April, 2008, the final dividend of 10.5 pence per Cadbury Schweppes Ordinary Share will be paid on 16 May, 2008 to Shareowners who were on the Register at the Cadbury Schweppes Final Dividend Record Time.

All Cadbury Schweppes Final Dividend payments will be made in cash to all Shareowners. If you participate in the Cadbury Schweppes Dividend Reinvestment Plan (the “DRIP”), you will be unable to use the proceeds received from the Cadbury Schweppes Final Dividend to purchase further shares in Cadbury plc. Any residual funds in your DRIP account will be carried over to the next DRIP purchase for the interim dividend in October 2008.

Dividend policy of the Continuing Group

The Continuing Group intends to target a dividend payout ratio in the medium term of 40-50 per cent. of earnings. In the shorter term, the Continuing Group intends to pursue a progressive dividend policy reflecting its confidence in the ‘Vision into Action’ plan and the earnings potential of the Continuing Group.

Dividend policy of the DPS Group

It is DPS’s long term intent to return cash generated from its business to its shareowners through dividends or share repurchases. However, DPS currently intends to retain any net income to repay its debt and does not currently anticipate paying any cash dividends in the short term. The declaration and payment of dividends are subject to the discretion of DPS’s Board of directors. Any future determination to pay dividends will depend on DPS’s results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by its board of directors.

16.	Employee Share Schemes

Effect on Employee Share Schemes

A summary of the effects of the Proposals on awards under the Employee Share Schemes is set out in paragraph 9 of Part II of this document.

Proposed new employee share schemes

Each of Cadbury plc and DPS has established new employee share schemes, the principal provisions of which are summarised, respectively, in paragraphs 8 and 9 of Part XIII of this document. The approval of Shareowners for the Cadbury plc Share Schemes is being sought at the General Meeting.

Changes to the Executive Share Schemes

Where awards under the Executive Share Schemes are subject to performance conditions, the rules of the schemes provide in most cases that the awards should vest in accordance with the performance conditions measured over the shortened period to the date of the First Court Hearing or to such greater or lesser extent as the Remuneration Committee may decide if it considers that the performance conditions would have been met to a greater or lesser extent over the normal performance period. The rules then provide, in most cases, for the awards to be pro-rated for time (taking into account the period from grant as a proportion of the normal performance period). As an alternative, participants may be required to exchange their awards for awards over shares in Cadbury plc or another company. Similarly, on a company leaving the group, the rules generally provide for the awards of the employees of that company to be time pro-rated.

The Remuneration Committee has determined that the general approach to the awards under the Executive Share Schemes should be:

•	to test for performance on a fair value basis (see below);

•	to time pro-rate the awards of the Americas Beverages’ participants and convert those awards into awards over DPS Shares of an equivalent value to be released at the end of the normal period; and

•	to convert the awards of the remaining participants into awards over Cadbury plc Ordinary Shares to be held in accordance with the rules of the relevant scheme, save as to performance conditions.

If the Demerger does not happen, the general approach is that all awards will be converted into awards over Cadbury plc Ordinary Shares to be held in accordance with the rules of the relevant scheme with appropriately adjusted performance conditions.

Where the performance conditions are assessed at the time of the Scheme, the number of shares becoming due (before any time pro-rating) will be set so as to have a value equal to the fair value of the awards on that date, calculated using widely accepted valuation models. The fair value will take into account performance against the relevant conditions up to the date of the Scheme and the probability that performance could improve or worsen over the remainder of the performance period to calculate an “average” value of the award. This approach is intended to ensure that early performance testing provides an outcome that is fair to the participants and Shareowners. The concept of fair value and the associated valuation methodologies are central to the accounting standard for share-based payments, IFRS2/FRS20.

For awards with total shareholder return (“TSR”) performance conditions, the calculation methodology is consistent with that used by the Company under IFRS2. The calculation will take into account known TSR performance to Demerger. To the extent that the Company is ahead of or behind the relevant comparators, the fair value will be higher or lower than when the award was granted.

For awards based on growth in underlying earnings per share (“UEPS”) or underlying economic profit (“UEP”), the fair value calculation will use the same underlying methodology as for TSR, but will also incorporate a projection of growth in UEPS/UEP. The key assumptions will be the average level of growth (which will be based on the Company’s internal forecasts) and the variability of UEPS growth (which will be set based on an analysis of historic data).

In some cases, the objectives outlined above require amendments to the schemes and we are, accordingly, seeking Shareowners’ approval at the General Meeting to amend the schemes to the extent necessary to achieve those objectives.

17.	Pensions

United Kingdom

As part of the Demerger process the Company requested that the trustees of the largest plans, which are in the UK (representing approximately 80 per cent. of the Group’s pension liabilities post-Demerger), bring forward the 2008 actuarial valuation to provide a funding position to coincide with the Demerger. By bringing forward the valuation process, the Company has been able to quantify and understand its current pension liabilities and agree the cash funding necessary until April 2010. The results of the valuation have indicated a fully funded position for the largest UK plan on ongoing prudent actuarial assumptions when taking into account additional scheduled payments made in 2007. In addition, at the year end, a surplus of assets of more than 10 per cent. of liabilities was indicated on the accounting measure (IAS 19) which is based on best estimate assumptions. No additional pension contributions are proposed to be made as a result of the Proposals.

The UK Pensions Regulator has been informed of the effects of the Scheme and the Demerger.

In preparation for the Demerger:

United States

Plans that were offered to employees of the Americas Beverages and Continuing Group businesses have been split and similar arrangements have been put in place in the Americas Beverages business. Assets have been shared between the newly established plans in accordance with applicable US law. The funding of the arrangements based on IAS 19 principles (adjusted to an accrued benefits only basis) are that the Americas Beverages plans are funded above 95 per cent. of liabilities, while the Continuing Group’s plans are fully funded as of the financial year ended 31 December, 2007. US plans that were specific to each entity will be retained on a company specific basis.

Canada and Mexico

As plans have been administered on a company specific basis, plans will be retained by each entity with effect from the Demerger Effective Time.

18.	Taxation

Your attention is drawn to the general description of certain United Kingdom and United States tax consequences in respect of the Proposals relevant to Shareowners who are resident (or, in the case of individuals, domiciled and resident or ordinarily resident) in the United Kingdom for tax purposes and certain United States persons that hold Cadbury Schweppes Ordinary Shares or Cadbury Schweppes ADRs set forth in Part XII of this document.

19.	Holders of Cadbury Schweppes ADRs

Cadbury plc will establish a new ADR facility in the United States for Cadbury plc Ordinary Shares on substantially the same terms as the arrangements under the existing Cadbury Schweppes ADR facility. It is intended that the new Cadbury plc ADRs will be traded on the New York Stock Exchange and each ADR will represent four Cadbury plc Ordinary Shares.

Application will be made for the listing of the Cadbury plc ADRs on the New York Stock Exchange.

Details of the proposals regarding the holders of Cadbury Schweppes ADRs are set out in paragraph 11 of Part II of this document.

20.	Dealing facility for DPS Shares

We are proposing to make available an “odd-lot” sale facility to Shareowners who become holders of fewer than 100 DPS Shares as a result of the Demerger. This will allow Shareowners to dispose of all their DPS Shares (provided they own fewer than 100 DPS Shares) by instructing an “odd-lot” facility agent to arrange the sale of all their DPS Shares. We and DPS have not yet obtained the regulatory clearances we require to provide such an “odd-lot” sale facility and there is no assurance that such clearances will be forthcoming. Further details will be sent to Shareowners at the appropriate time.

21.	Overseas Shareowners

If you are a citizen, resident or national of a jurisdiction outside the United Kingdom, your attention is drawn to paragraph 12 of Part II of this document for further details concerning the Proposals.

22.	Additional information

Your attention is drawn to the additional information set out in Part XIII of this document and to the definitions in Part XV.

23.	Risk factors

Your attention is drawn to the risk factors set out in Part III of this document. Shareowners should consider fully and carefully the risk factors associated with the Proposals, Cadbury plc and the Cadbury Business and DPS and the Americas Beverages business.

24.	2008 Annual General Meeting

The 2008 Annual General Meeting of the Company will take place on 11 April, 2008 at 10.45 a.m. (or as soon thereafter as the General Meeting concludes or is adjourned). The AGM is approximately one month earlier than it has been in previous years because of legal constraints relating to the proposed introduction into the Group of Cadbury plc and the Demerger.

Notice of the Annual General Meeting and the explanatory notes are set out in Parts XVIII and XIX respectively of this document. The notice is dated 11 March, 2008 and was posted on that day on www.cadburyschweppes.com.

25.	Action to be taken by Cadbury Schweppes Shareowners

On 11 April, 2008, the Court Meeting and General Meeting will be held to seek approval for the Proposals. Notices of the Court Meeting and the General Meeting are set out in Parts XVI and XVII respectively of this document. In order that the Court can be satisfied that the votes cast fairly represent the views of the Shareowners, it is important that as many votes as possible are cast at the Court Meeting. Shareowners are therefore encouraged to attend the Court Meeting in person or by proxy.

The 2008 AGM will also be held on 11 April, 2008. Notice of the AGM is set out in Part XVIII of this document.

Forms of Proxy for use at the Court Meeting, the General Meeting and the Annual General Meeting are enclosed with this document. Whether or not you intend to attend the Court Meeting and/or the General Meeting and/or the Annual General Meeting in person, you are requested to complete the Forms of Proxy in accordance with the instructions printed on them, and return them as soon as possible, but in any event so as to be received by Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY no later than 48 hours before the time appointed for the relevant meeting.

If you would like to submit your proxy votes electronically, you can do so by visiting the website of the Company’s Registrars at www-uk.computershare.com/Investor/Proxy/. You will need to enter your own Shareowner Reference Number (SRN) and Shareowner Personal Identification Number (PIN) (which is shown on the enclosed Forms of Proxy) and follow the on-line instructions. The deadline for the receipt of electronic proxies is 48 hours before the relevant meeting. Do not disclose your SRN or PIN to anyone else, unless you wish them to give instructions on your behalf. Any electronic communications found to contain a virus will not be accepted.

If you hold your Cadbury Schweppes Ordinary Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual so that it is received by the Registrars (under CREST participant ID 3RA50) no later than 48 hours before the relevant meeting.

The return of the completed Forms of Proxy or CREST Proxy Instructions will not prevent you from attending the Court Meeting and/or the General Meeting and/or the Annual General Meeting and voting in person if you so wish and are entitled to do so.

Separate instructions to enable the Depositary to receive instructions from the holders of Cadbury Schweppes ADRs will be provided to such holders by the Depositary and are outlined in paragraph of 22 of Part II of this document.

26.	Shareowner and ADR holder helpline

If you are a Shareowner and have any questions about the Proposals or the contents of this document or the completion and return of your Forms of Proxy, please call Georgeson on 0800 694 0478 (or, if you are calling from outside the United Kingdom, on +44 117 378 8010) between 9.00 a.m. and 5.00 p.m. Monday to Friday (excluding public holidays). Please note that calls to these numbers may be monitored or recorded, and no advice on the Proposals can be given.

If you are a Cadbury Schweppes ADR holder and have any questions about the Proposals or the contents of this document or the completion and return of your ADR Voting Instruction Card, please call the Depositary on 1 800 990 1135 (or, if you are calling from outside the United States, on +1 201 680 6630) between 9.00 a.m. and 5.00 p.m. (New York time) (excluding public holidays). Calls will be charged at national or international rates as the case may be. Please note that calls to these numbers may be monitored or recorded, and no advice on the Proposals can be given.

27.	Financial advice

The Board has received financial advice with respect to the Proposals from Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Limited as joint financial advisers. The Board has considered the Proposals and considers the terms to be fair and reasonable. In providing advice to the Board, Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Limited have relied upon the Directors’ commercial assessments of the Proposals.

28.	Recommendation

The Board considers the Proposals and the resolutions to be proposed at the 2008 Annual General Meeting to be in the best interests of Cadbury Schweppes and the Shareowners as a whole. Accordingly, the Board unanimously recommends you to vote in favour of the Scheme at the Court Meeting, the resolutions to be proposed at the General Meeting and the resolutions to be proposed at the 2008 Annual General Meeting, as each of the Directors intend to do in respect of their own beneficial holdings.

The Directors’ beneficial holdings amount to 3,505,061 Cadbury Schweppes Ordinary Shares, representing less than 0.2 per cent. of the Cadbury Schweppes Ordinary Shares in issue.

Yours faithfully,

Sir John Sunderland
Chairman

PART II

EXPLANATORY STATEMENT
(in compliance with section 426 of the Companies Act 1985)

GOLDMAN SACHS INTERNATIONAL	MORGAN STANLEY & CO. LIMITED	UBS LIMITED
Peterborough Court 133 Fleet Street London EC4A 2BB	25 Cabot Square Canary Wharf London E14 4QA	1 Finsbury Avenue London EC2M 2PP

19 March, 2008

To Cadbury Schweppes Shareowners and the holders of Cadbury Schweppes ADRs

Dear Sir/Madam,

Recommended proposals for the separation of Americas Beverages by a demerger to
Dr Pepper Snapple Group, Inc. including a scheme of arrangement pursuant to section 425 of the Companies Act 1985

1.	Introduction

On 10 October, 2007 Cadbury Schweppes announced its intention to demerge its Americas Beverages business. We are writing to you on behalf of Cadbury Schweppes to explain the Proposals for the separation of Americas Beverages by means of a demerger, which includes a scheme of arrangement.

If the Proposals are implemented in full, Shareowners will receive shares in both the confectionery and beverages businesses which are expected to be traded on the London Stock Exchange and the New York Stock Exchange respectively. Following the Demerger, Shareowners will no longer hold shares in Cadbury Schweppes, which will cease to be traded on the London Stock Exchange.

It is proposed that a corporate reorganisation will be implemented, under which a new listed holding company, named Cadbury plc, will be introduced as the holding company of Cadbury Schweppes. Shareowners will receive new Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares in exchange for their existing shares in Cadbury Schweppes. Shareowners’ existing Ordinary Shares in Cadbury Schweppes will be cancelled. This corporate reorganisation will be effected by way of a scheme of arrangement, under section 425 of the Companies Act involving a reduction of capital under sections 135-137 of the Companies Act. Shortly after the Scheme becomes effective, it is proposed to seek a further sanction of the Court to reduce the capital of Cadbury plc for two main purposes:

(a)	to cancel the Cadbury plc Beverage Shares issued to Shareowners under the Scheme in their entirety. In consideration for this cancellation and for the transfer of the Americas Beverages business to DPS, DPS will issue DPS Shares to the Cadbury plc Beverage Shareowners; and

(b)	to create distributable reserves in Cadbury plc. The reserves created by this reduction will be available at the discretion of the directors of Cadbury plc for the purpose of future distributions to Shareowners.

The Scheme is subject to various conditions, including the sanction of the Court and the approval of Shareowners at the Court Meeting and the passing of a special resolution at a separate General Meeting of Shareowners.

Your attention is drawn to the Chairman’s letter in Part I of this document, which outlines the reasons for the Proposals and contains the unanimous recommendation of the Board to vote in favour of the Scheme at the Court Meeting and resolutions to be proposed at the General Meeting. The Chairman’s letter forms part of this explanatory statement.

Your attention is also drawn to the Cadbury plc Prospectus, which contains further information on Cadbury plc and is available on the Company’s website at www.cadburyschweppes.com/demerger or in hard copy, subject to applicable securities laws, by request.

The Directors have been advised by each of the joint financial advisers in connection with the Proposals. We, the joint financial advisers, have been authorised by the Directors to write to you to explain the terms of the Proposals and to provide you with other relevant information. The full text of the Scheme is set out in

Part XIV of this document. The Notice of the Court Meeting at which approval for the Scheme will be sought and the Notice of the General Meeting at which the resolutions relating to the Proposals will be proposed are set out in Part XVI and Part XVII of this document respectively. A description of the action recommended to be taken by Shareowners in relation to the Court Meeting and the General Meeting is set out in paragraph 22 of this Part II below.

2.	Details of the Scheme and the issue of shares in Cadbury plc

General

Under the Scheme, all the Scheme Shares will be cancelled on the Scheme Effective Date (which is expected to be 2 May, 2008). In consideration for the cancellation of the Scheme Shares, Scheme Shareowners will receive:

64 Cadbury plc Ordinary Shares for every 100 Scheme Shares that they hold at the Scheme Record Time; and

36 Cadbury plc Beverage Shares for every 100 Scheme Shares that they hold at the Scheme Record Time

The Scheme Record Time is expected to be at 6.00 p.m. on 1 May, 2008 (subject to the date on which the Court sanctions the Scheme).

Fractions of Cadbury plc Ordinary Shares will not be allotted to Scheme Shareowners but will be aggregated and allotted to a nominee and sold in the market on behalf of the relevant Scheme Shareowners as soon as practicable after the Scheme Effective Date. The net proceeds of such sales (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) will be paid in cash to the Scheme Shareowners entitled thereto pro rata to their fractional entitlements, rounding down to the nearest penny or cent.

Fractions of Cadbury plc Beverage Shares will not be allotted to Scheme Shareowners but will be aggregated and allotted to such person as the directors of Cadbury plc shall procure. Such person will hold the aggregated fractions of Cadbury plc Beverage Shares on trust for the Scheme Shareowners until they are cancelled pursuant to the Cadbury plc Reduction of Capital. In consideration of this cancellation, such person will receive DPS Shares which Cadbury plc will procure will be sold in the market on behalf of the relevant Shareowners as soon as practicable after the listing of the DPS Shares on the New York Stock Exchange. The net proceeds of such sales (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) will be paid in cash to the Scheme Shareowners entitled thereto pro rata to their fractional entitlements, rounding down to the nearest penny or cent.

Following the issue of the Cadbury plc Ordinary Shares, the intention is that, subject to normal market movements, the share price of one Cadbury plc Ordinary Share immediately after Admission should be approximately the same as the share price of one Cadbury Schweppes Ordinary Share immediately beforehand. The ratio used for the share conversion has been set by reference to the volume-weighted average closing price over the calendar year 2008 to 10 March, 2008 (being the latest practicable date prior to a general meeting of Cadbury plc held on 11 March, 2008). Depending upon the price of a Cadbury Schweppes Ordinary Share shortly before the date on which the Court is asked to confirm the Cadbury Schweppes Reduction of Capital (the reduction of capital provided for by the Scheme), this ratio may no longer achieve the intention referred to above. If this is the case, steps may be taken to effect a sub-division and consolidation of the Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares in accordance with the Scheme, by resolution of the existing members of Cadbury plc which will have substantially the same effect as if the ratio was adjusted. If these steps are taken, notice will be given by issuing an announcement through a Regulatory Information Service.

The rights attaching to the Cadbury plc Ordinary Shares will be substantially the same as those attaching to the Cadbury Schweppes Ordinary Shares. A summary of the rights attaching to the Cadbury plc Ordinary Shares is set out in paragraph 4 of Part VII of this document. A summary of the principal differences between the Cadbury plc Articles (as they will be with effect from the Scheme Effective Date) and the Company’s Articles of Association is set out in paragraph 11 of Part XIII of this document.

The Cadbury plc Beverage Shares are non-transferable, temporary securities and will not be listed and will therefore not have a tradable market value. They represent an entitlement to DPS Shares if the Cadbury plc Reduction of Capital becomes effective. They will be issued with a nominal value of 500 pence per share (or such lower nominal value as Cadbury plc may determine) and will remain in existence on the Cadbury plc Register until they are cancelled pursuant to the Cadbury plc Reduction of Capital or, if the Demerger does not become effective by the Demerger Long Stop Date, be reclassified as Cadbury plc Ordinary Shares, such reclassification to be deemed effective upon Admission of such Cadbury plc Ordinary Shares to the Official List. The purpose of their issue is to facilitate the Demerger pursuant to the Cadbury plc Reduction of Capital. A summary of the rights attaching to the Cadbury plc Beverage Shares is set out in paragraph 4 of Part VII of this document.

Following the cancellation of the Scheme Shares, the share capital of Cadbury Schweppes will be restored to its former amount and the credit arising in the books of Cadbury Schweppes as a result of the cancellation will be applied in paying up in full at par new shares in Cadbury Schweppes such that the aggregate nominal value of those shares equals the aggregate nominal value of the Cadbury Schweppes Ordinary Shares cancelled. The new shares in Cadbury Schweppes will be issued to Cadbury plc which will, as a result, become the holding company of Cadbury Schweppes and the Group. Prior to the Scheme being implemented, Cadbury Schweppes will be re-registered as a private limited company and will become Cadbury Schweppes Limited.

At the General Meeting, Shareowners will be asked to authorise the issue and allotment to Cadbury plc of one redeemable new deferred share in Cadbury Schweppes (the “Cadbury Schweppes Deferred Share”). This redeemable deferred share will be subscribed for by Cadbury plc for a subscription price of one penny payable in cash. By acquiring the Cadbury Schweppes Deferred Share prior to the Scheme Effective Date, there will be no requirement under section 103 of the Companies Act for an independent valuation of the New Cadbury Schweppes Ordinary Shares to be allotted to Cadbury plc under the Scheme.

A description of the effect of the Scheme in respect of the holders of Cadbury Schweppes ADRs is set out in paragraph 11 of Part II of this document.

Amendments to the Cadbury Schweppes Articles of Association

Further Cadbury Schweppes Ordinary Shares may have to be allotted before the Scheme comes into effect as well as after the Scheme Effective Date (for example, because of the exercise of rights granted by Cadbury Schweppes under the Employee Share Schemes). In some cases, the precise timing of their allotment could leave them outside the scope of the Scheme. In order to ensure that this does not occur, it is proposed that the Cadbury Schweppes Articles should be amended in such a way as to ensure that: (i) any Cadbury Schweppes Ordinary Shares which are allotted and issued prior to the Second Court Hearing will be allotted and issued subject to the terms of the Scheme and the holders of such shares will be bound by the terms of the Scheme accordingly; and (ii) any Cadbury Schweppes Ordinary Shares which are allotted and issued otherwise than to Cadbury plc (or to a nominee of Cadbury plc) after such time will, subject to the Scheme becoming effective, be compulsorily acquired by Cadbury plc.

Save for the issue of new shares to Cadbury plc pursuant to the Scheme, Cadbury Schweppes will not issue any shares on or after the Second Court Hearing until after the Scheme Effective Date.

3.	Conditions to and implementation of the Scheme

Conditions to the Scheme

The implementation of the Scheme is conditional upon the following having been satisfied or waived by Cadbury Schweppes and Cadbury plc:

(a)	the Scheme having been approved by a majority in number, representing not less than 75 per cent. in value, of those holders of Cadbury Schweppes Ordinary Shares present and voting, either in person or by proxy, at the Court Meeting;

(b)	the special resolution to approve certain matters to give effect to the Scheme contained in the notice of General Meeting having been duly passed at the General Meeting by a majority of not less than 75 per cent. of the votes cast;

(c)	the Scheme having been sanctioned by the Court and the Cadbury Schweppes Reduction of Capital having been confirmed by the Court, as described below;

(d)	an office copy of the First Court Order having been delivered to the Registrar of Companies for registration and an office copy of the Second Court Order having been delivered to the Registrar of Companies for registration and having been registered by him;

(e)	approval having been granted by the UKLA and the London Stock Exchange to admit the Cadbury plc Ordinary Shares to the Official List and to trading on the London Stock Exchange’s main market for listed securities;

(f)	permission having been granted by the New York Stock Exchange for the listing of the Cadbury plc ADRs on the New York Stock Exchange;

(g)	Cadbury plc having entered into the Cadbury plc Deposit Agreement with the Depositary;

(h)	Cadbury Schweppes having allotted and issued the Cadbury Schweppes Deferred Share to Cadbury plc prior to the Scheme Effective Date;

(i)	the conditions precedent to drawdown having been met in respect of the financing arrangements for DPS described below in “Pre-Demerger Group Reorganisation and debt allocation” and no event having occurred and no circumstances prevailing which might cause the conditions precedent thereunder to the release of funds from escrow not to be met; and

(j)	the SEC having declared the Information Statement on Form 10 under the Exchange Act effective and no stop orders relating to the registration statement being in effect.

The Directors will not take the necessary steps to implement the Scheme unless the above conditions have been satisfied or waived and, at the relevant time, they consider that it continues to be in the best interests of Cadbury Schweppes and its Shareowners that the Scheme should be implemented.

Sanction of the Scheme by the Court

In order for the Scheme to become effective, there are two separate Court hearings: (i) to sanction the Scheme and (ii) to confirm the Cadbury Schweppes Reduction of Capital. The First Court Hearing, at which it is proposed that the Court sanctions the Scheme under section 425 of the Companies Act, is expected to held on 29 April, 2008. The Second Court Hearing, at which it is proposed that the Court confirms the Cadbury Schweppes Reduction of Capital under sections 135-137 of the Companies Act, is expected to be held on 1 May, 2008. The gap between the Court hearings is included to permit the registration of Ordinary Shares released, transferred or issued under the terms of the Employee Share Schemes (following the sanctioning of the Scheme at the First Court Hearing) prior to the Second Court Hearing. Cadbury plc has agreed to appear by counsel at the Court hearings and to undertake to be bound by the Scheme. Shareowners have the right to attend the Court hearings and to appear in person or be represented by counsel or other suitably qualified persons to support or oppose the sanction of the Scheme and the confirmation of the Cadbury Schweppes Reduction of Capital.

If the Scheme is sanctioned at the First Court Hearing and the Cadbury Schweppes Reduction of Capital is confirmed at the Second Court Hearing and the other conditions to the Scheme have been satisfied or waived, the Scheme is expected to be implemented, and dealings in Cadbury plc Ordinary Shares are expected to commence, on 2 May, 2008.

The Scheme shall not become effective unless the First Court Order has been made and an office copy of the First Court Order shall have been duly delivered to the Registrar of Companies for registration.

The Scheme shall not be implemented unless both the First Court Order and the Second Court Order have been made and office copies of both the First Court Order and the Second Court Order shall have been duly delivered to the Registrar of Companies for registration and, in the case of the Second Court Order, registered by him. This is expected to occur on the morning of 2 May, 2008.

As part of the Cadbury Schweppes Reduction of Capital confirming the cancellation of the Scheme Shares, Cadbury Schweppes plc will be re-registered as a private limited company and will thereafter be known as Cadbury Schweppes Limited.

On the Scheme Effective Date, share certificates in respect of the Scheme Shares will cease to be valid and should be destroyed. In addition, on the Scheme Effective Date, entitlements to Scheme Shares held within the CREST system will be cancelled and the Cadbury plc Ordinary Shares will be admitted to listing on the Official List.

If the Scheme has not become effective by 2 December, 2008 (or such later date, if any, as Cadbury Schweppes and Cadbury plc may agree and the Court allow), it will lapse, in which event there will not be a new holding company of Cadbury Schweppes, no Cadbury plc Ordinary Shares or Cadbury plc Beverage Shares will be issued and the Cadbury plc Reduction of Capital and Demerger will not take place. This will mean that Shareowners will not receive shares in DPS and that the Demerger will not take place. If the Scheme does not become effective, Shareowners will remain Shareowners of Cadbury Schweppes and Cadbury Schweppes Ordinary Shares will continue to be listed on the Official List.

If the Scheme becomes effective, it will be binding on all Shareowners who hold Scheme Shares, irrespective of whether or not, being entitled to do so, they attended or voted in favour of the Scheme at the Court Meeting or in favour of the special resolution at the Cadbury Schweppes General Meeting.

Modifications to the Scheme

The Scheme contains a provision for Cadbury Schweppes and Cadbury plc jointly to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme, or to any condition that the Court may think fit to approve or impose. The Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of Scheme Shareowners unless Scheme Shareowners were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its discretion, whether or not the consent of Scheme Shareowners would be sought at a further meeting. Similarly, if a modification, addition or condition is put forward which, in the opinion of the Directors, is of such a nature or importance as to require the approval of Scheme Shareowners at a further meeting, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such approval is obtained.

The full text of the Scheme and of the resolutions to be proposed at the Court Meeting and the General Meeting are set out in Parts XIV, XVI and XVII respectively of this document.

4.	Cadbury plc Reduction of Capital and the issue of DPS Shares

The introduction of Cadbury plc as the holding company of Cadbury Schweppes will be followed by a reduction of the share capital of Cadbury plc. The necessary resolution for Cadbury plc to implement the Cadbury plc Reduction of Capital was approved by the existing members of Cadbury plc in a general meeting held on 11 March, 2008. That approval is conditional upon the Scheme becoming effective. The Cadbury plc Reduction of Capital will also require the confirmation of the Court and, if so confirmed, it is expected to become effective on 7 May, 2008.

The Cadbury plc Reduction of Capital will be undertaken for the following purposes:

(a)	to cancel the Cadbury plc Beverage Shares issued to Shareowners under the Scheme in their entirety. In consideration for this cancellation and for the transfer of the Americas Beverages business to DPS, DPS will issue DPS Shares to holders of Cadbury plc Beverage Shares;

(b)	to create distributable reserves in Cadbury plc. The reserves created by this reduction will be available at the discretion of the directors of Cadbury plc for the purpose of future distributions to Shareowners;

(c)	to cancel all of the Cadbury plc Deferred Shares in issue at the Cadbury plc Reduction of Capital Record Time; and

(d)	to cancel all of the Redeemable Preference Shares in issue at the Cadbury plc Reduction of Capital Record Time.

In consideration for the cancellation of the Cadbury plc Beverage Shares, Cadbury plc Beverage Shareowners will receive:

12 DPS Shares for every 36 Cadbury plc Beverage Shares that they hold at the
Cadbury plc Reduction of Capital Record Time

Pursuant to the Cadbury plc Reduction of Capital, the Cadbury plc Beverage Shares will be cancelled in their entirety. Prior to the Cadbury plc Reduction of Capital taking effect, the Cadbury plc Group will transfer the entire Americas Beverages business to DPS, in consideration of which DPS will issue 12 DPS Shares for every 36 Cadbury plc Beverage Shares held by Cadbury plc Beverage Shareowners at the Cadbury plc Reduction of Capital Record Time.

Fractions of DPS Shares will not be allotted to Cadbury plc Beverage Shareowners but will be aggregated and allotted to the DPS Distribution Agent and sold in the market on behalf of the relevant Cadbury plc Beverage Shareowners as soon as practicable after the Demerger Effective Time. The net proceeds of such sales (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid in cash to such holders entitled thereto in due proportion to their fractional entitlements. The DPS Distribution Agent in its sole discretion, will determine when, how and through which broker-dealer, and at what price, to sell the aggregated fractional entitlements.

Additionally, pursuant to the Cadbury plc Reduction of Capital, the share capital of Cadbury plc will be reduced by decreasing the nominal value of each Cadbury plc Ordinary Share from 500 pence (or such lower nominal value as Cadbury plc shall resolve prior to the date on which the Court is asked to confirm the Cadbury Schweppes Reduction of Capital) to 10 pence (or such other nominal value as Cadbury plc shall resolve prior to the date on which the Court is asked to confirm the Cadbury Schweppes Reduction of Capital). Cadbury plc may resolve to adjust the nominal value of Cadbury plc Ordinary Shares which are allotted pursuant to the Scheme if necessary to ensure that its shares are not allotted at a discount to their nominal value.

As an illustration, based on the closing price of 564.50 pence per Cadbury Schweppes Ordinary Share on 13 March, 2008 (being the latest practicable date prior to the publication of this document), it is expected that the Cadbury plc Reduction of Capital would establish distributable reserves in Cadbury plc of approximately £6.6 billion. The actual amount of the distributable reserves established will be determined by reference to the closing price of a Cadbury Schweppes Ordinary Share on the business day immediately preceding the Second Court Hearing.

The Cadbury plc Deferred Shares and 49,998 Redeemable Preference Shares in Cadbury plc will also be cancelled pursuant to the Cadbury plc Reduction of Capital. On 14 February, 2008, 49,998 Redeemable Preference Shares were issued to UBS AG at par value credited as fully paid to enable Cadbury plc to obtain a trading certificate pursuant to section 117 of the Companies Act.

On incorporation of Cadbury plc, two ordinary shares were issued, fully paid, to two Group employees, as the initial subscribers to Cadbury plc. These Subscriber Shares will be reclassified as deferred shares with effect from the Scheme Effective Date (the “Cadbury plc Deferred Shares”), and will also be cancelled pursuant to the Cadbury plc Reduction of Capital.

Confirmation of the Cadbury plc Reduction of Capital by the Court

There is one Court hearing to confirm the Cadbury plc Reduction of Capital and this is expected to be held on 6 May, 2008. Holders of Cadbury plc Shares will have the right to attend the Final Court Hearing and to appear in person or be represented by counsel or other suitably qualified persons to support or oppose the sanction of the Cadbury plc Reduction of Capital.

Prior to confirming the Cadbury plc Reduction of Capital, the Court will need to be satisfied that the creditors (if any) of Cadbury plc are not thereby prejudiced. Cadbury plc will put in place such form of creditor protection (if any) as it may be advised is appropriate to satisfy the Court in this regard.

Conditions to the implementation of the Cadbury plc Reduction of Capital and the Demerger

The implementation of the Cadbury plc Reduction of Capital and the Demerger are conditional upon the following having been satisfied or waived by Cadbury Schweppes, Cadbury plc and DPS:

(a)	the Scheme becoming effective and being fully implemented;

(b)	the passing of the special resolution numbered (2) as set out in the notice of General Meeting contained in Part XVII of this document;

(c)	permission having been granted by the New York Stock Exchange for the listing of the DPS Shares on the New York Stock Exchange, subject to an official notice of issuance;

(d)	the SEC having declared the Information Statement on Form 10 under the Exchange Act effective and no stop orders relating to the registration statement being in effect;

(e)	Cadbury Schweppes, Cadbury plc and DPS having received all permits, registrations and consents required under the securities or blue sky laws of states or other political sub-divisions of the United States or of foreign jurisdictions in connection with the Demerger;

(f)	Cadbury Schweppes, Cadbury plc and DPS having received all permits, registrations, clearances and consents from governmental authorities and third persons necessary to permit the operation of DPS’s businesses thereafter;

(g)	the Cadbury plc Group having completed the transfer to DPS of the Americas Beverages business;

(h)	the Cadbury plc Reduction of Capital having been confirmed by the Court;

(i)	an office copy of the Final Court Order confirming the Cadbury plc Reduction of Capital having been delivered to the Registrar of Companies for registration and having been registered by him;

(j)	the Demerger Agreements having been entered into and not having been terminated in accordance with their terms;

(k)	the conditions precedent to drawdown having been met in respect of the financing arrangements for DPS described below in “Pre-Demerger Group Reorganisation and debt allocation” and no event having occurred and no circumstances prevailing which might cause the conditions precedent thereunder to the release of funds from escrow not to be met;

(l)	the Group Reorganisation having been completed;

(m)	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Demerger or any of the transactions related thereto, including the transfer of the Americas Beverages business described in the Separation Agreement, being in effect; and

(n)	no other events or developments having occurred that, in the judgement of the board of directors of Cadbury plc, in its sole and absolute discretion, would result in the full implementation of the Proposals being or becoming impracticable.

Demerger Effective Time

Provided the conditions to the Cadbury plc Reduction of Capital have been satisfied or waived and the Court has issued the Final Court Order, the Demerger will become effective once an office copy of the Final Court Order confirming the Cadbury plc Reduction of Capital has been delivered to the Registrar of Companies for registration and has been registered by him. This is expected to occur shortly before the New York Stock Exchange opens on 7 May, 2008. If the Cadbury plc Reduction of Capital becomes effective on that day, it is expected that DPS Shares will be admitted to trading and that the commencement of trading in DPS Shares on the New York Stock Exchange will commence at 9.30 a.m. (New York time) on that day.

If the Demerger does not take place

If the Cadbury plc Reduction of Capital is not confirmed by the Court and the Cadbury plc Beverage Shares have not been cancelled by the Demerger Long Stop Date, the Cadbury plc Beverage Shares will be reclassified as Cadbury plc Ordinary Shares and each holder of Cadbury plc Beverage Shares will be entitled to receive one Cadbury plc Ordinary Share for every Cadbury plc Beverage Share then held by him, such reclassification to be deemed effective upon Admission of such Cadbury plc Ordinary Shares to the Official List. This will mean that Shareowners will not receive shares in DPS and that the Demerger will not take place.

5.	Pre-Demerger Group Reorganisation and debt allocation

Pre-Demerger Group Reorganisation

In order to facilitate the Demerger, the Group will, prior to the Demerger Effective Time, undergo a reorganisation (the “Group Reorganisation”). The Group Reorganisation will involve a series of steps, the effect of which will be to consolidate the ownership of certain assets which relate to the Americas Beverages business within certain of the Group’s subsidiaries which will form part of the DPS Group following the Demerger. In addition, certain of the Group’s existing intra-group liabilities will be refinanced or rearranged, the effect of which will be to consolidate liabilities which relate to the Americas Beverages business within subsidiaries of the Group which will form part of the DPS Group following the Demerger. The Group Reorganisation will also involve the creation of new intra-group debt within certain of the Group’s subsidiaries the purpose of which will be to achieve a desired level of gearing within the two groups following the consummation of the Demerger.

Debt allocation

As at 31 December, 2007, Cadbury Schweppes had net debt of approximately £3.2 billion (extracted without material adjustment from the 2007 audited financial statements of the Group). The Cadbury plc Group is expected to have net debt of approximately £1.65 billion on completion of the Demerger (after the payment of the Cadbury Schweppes Final Dividend). On completion of the Demerger, the DPS Group will require external funds totalling approximately US$3.9 billion in order to discharge intra-group debts owed to the Continuing Group and to fund operating cash flow and working capital requirements. It is expected that the DPS Group will have net debt of approximately US$3.8 billion on completion of the Demerger. The Cadbury plc Group will use the proceeds from the intra-group debt repayment to pay down some of its existing debt and fund operating cash flow and working capital requirements.

The aforementioned external funds are to be obtained by the draw down of external debt facilities. A new credit agreement (the “Credit Agreement”) and a new bridge loan agreement (the “Bridge Loan Agreement”) have been entered into by DPS which document such facilities. The lenders under the Credit Agreement are Bank of America, N.A., Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and UBS Loan Finance LLC and may include additional lenders. The aggregate committed amount under the Credit Agreement is US$2.4 billion. It is expected that approximately US$1.9 billion will be drawn down therefrom before completion of the Demerger, the funds being placed in escrow (pending completion of the Demerger and the satisfaction of various conditions precedent) and on release therefrom being applied to discharge intra-group debts owed to the Continuing Group and to fund the Continuing Group’s operating cash flow and working capital requirements. The lenders under the Bridge Loan Agreement are Bank of America, N.A., Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and UBS Loan Finance LLC and may include additional lenders. The aggregate committed amount under the Bridge Loan Agreement is US$2.0 billion. It is expected that approximately US$2.0 billion will be drawn down therefrom before completion of the Demerger, the funds being placed in escrow (pending completion of the Demerger and the satisfaction of various conditions precedent) and on release therefrom being applied to discharge intra-group debts owed to the Continuing Group and to fund the Continuing Group’s operating cash flow and working capital requirements. If DPS completes a notes offering and/or enters into an alternative loan facility before completion of the Demerger, the proceeds of such notes issue and/or alternative loan facility will be applied in substitution for drawings under the Bridge Loan Agreement. It is contemplated that any drawings under the Bridge Loan Agreement will be refinanced by any subsequent note offerings by, or alternative loan facilities entered into by, DPS. Further details on the financing arrangements of the DPS Group are set out in Parts X and XIII of this document.

The Cadbury plc Group’s borrowing requirements will be funded from the Continuing Group’s existing borrowing facilities.

6.	Timetable

The Scheme

If the Scheme is sanctioned at the First Court Hearing and the Cadbury Schweppes Reduction of Capital is confirmed at the Second Court Hearing and the other conditions to the Scheme (as outlined in paragraph 3 above) have been satisfied or waived, the Scheme is expected to be implemented, and dealings in Cadbury plc Ordinary Shares are expected to commence, on 2 May, 2008.

The Demerger

There is one Court hearing to confirm the Cadbury plc Reduction of Capital and this is expected to be held on 6 May, 2008. If the Cadbury plc Reduction of Capital is confirmed by the Court and the other conditions to the Demerger (as outlined above) have been satisfied or waived, the Demerger is expected to become effective, and dealings in DPS Shares are expected to commence, on 7 May, 2008.

7.	Text of the Scheme

The full text of the Scheme is set out in Part XIV of this document.

8.	Cadbury Schweppes Directors’ interests and the effect of the Scheme on their interests

The Company’s Directors have indicated that they intend to vote in favour of the Scheme in respect of their own beneficial holdings. On 13 March, 2008 (being the latest practicable date prior to the publication of this document), the Directors held in aggregate 3,505,061 Ordinary Shares (representing, in aggregate, less than 0.2 per cent. of the issued ordinary share capital of the Company). Further details of the interests of the Directors in the share capital of the Company are set out in paragraph 5 of Part XIII of this document.

The effect of the Scheme on the interests of each Cadbury Schweppes Director (including options and awards over Ordinary Shares) does not differ from its effect on the like interests of any other person. See paragraph 9 below for a summary of the effect of the Proposals on awards under the Employee Share Schemes.

The current board members of Cadbury Schweppes were appointed to the board of Cadbury plc on 14 February, 2008.

9.	Employee Share Schemes

This summary of the effect of the Proposals on awards under the Employee Share Schemes assumes that the proposed changes to the Executive Share Schemes referred to in paragraph 16 of Part I of this document are approved by the Shareowners at the General Meeting.

The Scheme will extend to any Cadbury Schweppes Ordinary Shares issued pursuant to the Employee Share Schemes prior to the Second Court Hearing. This includes the Ordinary Shares held on trust in the Employee Trusts for the benefit of participants in the Employee Share Schemes. The Scheme will not extend to Cadbury Schweppes Ordinary Shares allotted or issued at any time on or after the Second Court Hearing and, accordingly, an amendment to the Articles of Association of the Company is proposed as described in paragraph 2 of this Part II.

Separate letters will shortly be sent to participants in the Employee Share Schemes to explain the implications of the Proposals on their awards and what action, if any, they need to take. The following is a general summary of the position and is subject to modification, where necessary or desirable, on account of local laws or where the implementation of the proposed treatment of participants’ awards would, in the opinion of the Board, be unduly onerous.

The Share Option Plans

Participants will be able to exercise their vested options in full conditional upon the Scheme being sanctioned by the Court. Alternatively, participants may exchange their vested options (and will be required to exchange their unvested options) for options over Cadbury plc Ordinary Shares with an equivalent value; the replacement options will be held on the same terms and conditions as their existing options, save as to the performance conditions. Americas Beverages’ participants whose options are exchanged for options over Cadbury plc Ordinary Shares will have 12 months following the Demerger (or, if later, the third anniversary of the grant of the existing options) in which to exercise those options; at the end of that period, the replacement options will lapse.

The LTIP

The contingent share awards (being rights to Cadbury Schweppes Ordinary Shares in respect of a performance period that has already ended) will be converted into awards over Cadbury plc Ordinary Shares of an equivalent value and held on the same terms and conditions as the existing awards. In the case of Americas Beverages’ participants, the shares will be released as soon as practicable after the Demerger Effective Time.

The performance conditions applying to the basic awards (being awards in respect of performance periods that have not yet ended) will be assessed as described in paragraph 16 of Part I of this document to determine the number of shares that will be due. The awards held by Americas Beverages’ participants will then be time pro-rated having regard to the proportion of the relevant performance period completed prior to the Demerger Effective Time and then converted into awards over DPS Shares with an equivalent value which will be released at the end of the normal performance period. The awards of the remaining participants will be converted into awards over Cadbury plc Ordinary Shares with an equivalent value and will be held on the same terms and conditions as their existing awards, save as to performance conditions. If the Demerger does not take place, the performance conditions will not be assessed; instead the awards of all participants will be converted into awards over Cadbury plc Ordinary Shares with an equivalent value and held on the same terms and conditions as the existing awards, with appropriately adjusted performance conditions.

The BSRP

Participants in the BSRP have basic awards (representing bonuses that have been deferred) and matching awards. The basic awards and matching awards granted in 2008 will be converted into awards over Cadbury plc Ordinary Shares with an equivalent value and held on the same terms and conditions as the existing awards, with appropriately adjusted performance conditions (where applicable). The performance conditions applying to the earlier matching awards will be assessed as described in paragraph 16 of Part I of this document to determine the extent to which shares will become due. The matching awards held by Americas Beverages’ participants will then be time pro-rated having regard to the proportion of the relevant performance period completed prior to the Demerger Effective Time and, together with the basic awards, converted into awards over DPS Shares with an equivalent value which will be released at the end of the normal performance period. The basic awards and the matching awards of the remaining participants will be converted into awards over Cadbury plc Ordinary Shares with an equivalent value and will be held on the same terms and conditions as their existing awards, save as to performance conditions. If the Demerger does not take place, the performance conditions will not be assessed; instead the awards of all participants will be converted into awards over Cadbury plc Ordinary Shares with an equivalent value and held on the same terms and conditions as the existing awards, with appropriately adjusted performance conditions applying to the matching awards.

The ISAP

Where an award is subject to a performance condition, the condition will be assessed as described in paragraph 16 of Part I of this document to determine the extent to which shares will become due. The awards held by Americas Beverages’ participants will then be time pro-rated having regard to the proportion of the relevant performance period completed prior to the Demerger Effective Time and converted into awards over DPS Shares with an equivalent value and be released (or become exercisable) at the normal time (that is, at the end of the normal performance period or, as the case may be, on the normal vesting date). The awards of the remaining participants will be converted into awards over Cadbury plc Ordinary Shares with an equivalent value and will be held on the same terms and conditions as their existing awards, save as to performance conditions. If the Demerger does not take place, the performance conditions will not be assessed; instead, the awards of all participants will be converted into awards over Cadbury plc Ordinary Shares with an equivalent value and held on the same terms and conditions as the existing awards, with appropriately adjusted performance conditions (where applicable).

Where an award is not subject to a performance condition, the awards held by Americas Beverages’ participants will be converted into awards over DPS Shares with an equivalent value and be released (or become exercisable) on the normal vesting date. The awards of the remaining participants will be converted into awards over Cadbury plc Ordinary Shares with an equivalent value and held on the same terms and conditions as their existing awards. If the Demerger does not take place, the awards of all participants will be converted into awards over Cadbury plc Ordinary Shares with an equivalent value and held on the same terms and conditions as the existing awards.

A small number of employees (including Ken Hanna) have been granted awards of restricted shares under the ISAP. Under these, the participant becomes the beneficial owner of the shares in question but on terms that ownership of the shares may be forfeited in certain circumstances, in particular where the participant ceases to be employed within the Cadbury Schweppes Group (other than for a permitted reason) before the end of the specified period. In the UK, participants will incur an income tax and national insurance liability as a result of the Proposals even if they are required to replace the restricted shares with Cadbury plc Ordinary Shares. In these circumstances, it has been decided that sufficient of the Cadbury Schweppes Ordinary Shares will be released to the participants to enable them to meet these liabilities. The remaining shares will be replaced by Cadbury plc Ordinary Shares of equivalent value and held on the same terms and conditions as the shares they replace. For similar tax as well as administration reasons, the restricted shares of the American Beverages’ participants will be released to them in full upon the Scheme being sanctioned by the Court.

The Savings Related Share Schemes

Participants will be able to exercise their options in the six months following the date of the First Court Hearing to the extent of the amounts then repayable (or notionally repayable) under the savings contracts related to those options. As an alternative, participants will be able to exchange their options for options over Cadbury plc Ordinary Shares to be held on the same terms as existing options. Options which are neither exercised nor exchanged will lapse at the end of the six month period. Americas Beverages’ participants who elect to exchange their options for options over Cadbury plc Ordinary Shares will have six months following the Demerger in which to exercise those replacement options; at the end of that period, the options will lapse.

The Cadbury Schweppes plc Americas Employees Share Option Plan 2005 and the Cadbury Schweppes plc US Employees Share Option Plan 2005

Participants will be able to exercise their options conditionally upon the Scheme being sanctioned by the Court to the extent of the amounts then in the savings accounts related to those options. As an alternative, participants will be able to exchange their options for options over Cadbury plc Ordinary Shares to be held on the same terms as the existing options. Options which are neither exercised nor exchanged will lapse on the Scheme Effective Date. The options of Americas Beverages’ participants who elect to exchange their options for options over Cadbury plc Ordinary Shares will automatically be exercised three months following the Demerger unless the participants elect otherwise in which case the relevant options will lapse.

The Choices Share Incentive Plan and the Cadbury Schweppes Irish Employee Share Scheme

Participants in these plans are the beneficial owners of the shares held for them by the trustees of the plans. They will be entitled to instruct the trustees to vote at the Court Meeting and at the General Meeting on their behalf. The Scheme will extend to the Cadbury Schweppes Ordinary Shares held in these plans.

10.	Pensions

In the United States, the Group has separated the pension and retiree medical plans and created similar arrangements in both the Americas Beverages and the remaining confectionery businesses. Liabilities in the US have been separated based on the employer at the time of separation of the plans or at point of leaving employment. Assets have been allocated as provided by local legislation on a fair and equitable basis. Where US plans were operated on a single entity basis these plans have remained with the appropriate business on separation.

As plans in Canada and Mexico were managed separately there have been no changes to these arrangements and employing entities will retain their plans in full on separation.

11.	Holders of Cadbury Schweppes ADRs

In connection with the de-listing and cancellation of the Cadbury Schweppes Ordinary Shares, the ADR facility which is currently in place in the United States in respect of the Cadbury Schweppes Ordinary Shares will be terminated and a new ADR facility will be established in respect of the Cadbury plc Ordinary Shares issued pursuant to the Scheme. The new ADR facility will be operated on substantially the same terms as the existing Cadbury Schweppes ADR facility.

In order to facilitate the Proposals and in connection with the termination of the existing Cadbury Schweppes ADR facility, the Depositary’s register of holders of Cadbury Schweppes ADRs will be closed at the Depositary Record Time (expected to be 5.00 p.m. (New York time) on 1 May, 2008). Consequently, it will not be possible for dealings in Cadbury Schweppes ADRs to occur after the Depositary Record Time. Following the Scheme becoming effective, the Cadbury Schweppes Ordinary Shares underlying each Cadbury Schweppes ADR will be cancelled and, in accordance with the terms of the Scheme, the Depositary will be issued with 64 Cadbury plc Ordinary Shares and 36 Cadbury plc Beverage Shares for every 100 Cadbury Schweppes Ordinary Shares held by the Depositary at the Scheme Record Time.

Cadbury plc ADRs will be issued by the Depositary in respect of the Cadbury plc Ordinary Shares that have been issued to the Depositary. Each Cadbury plc ADR will represent four Cadbury plc Ordinary Shares. Persons registered as holding Cadbury Schweppes ADRs at the Depositary Record Time will be entitled to surrender their Cadbury Schweppes ADRs for cancellation and, upon cancellation thereof, will be issued with Cadbury plc ADRs to which they are entitled. Such Cadbury plc ADRs will be issued in accordance with the terms of the Cadbury plc Deposit Agreement. Accordingly, all persons registered as holders of Cadbury Schweppes ADRs at the Depositary Record Time will be requested to surrender their existing Cadbury Schweppes ADRs for cancellation against issuance of Cadbury plc ADRs. Application will be made to list the Cadbury plc ADRs on the New York Stock Exchange. We expect that the Cadbury plc

ADRs will be listed and that dealings in the Cadbury plc ADRs will commence when the New York Stock Exchange opens for trading on the Scheme Effective Date (expected to be 2 May, 2008).

If the Scheme becomes effective, the holders of Cadbury Schweppes ADRs will be entitled to:

(i)	0.64 Cadbury plc ADRs, which will be listed on the New York Stock Exchange, for every Cadbury Schweppes ADR held at the Depositary Record Time; and

(ii)	1.44 Cadbury plc Beverage Shares for every Cadbury Schweppes ADR held at the Depositary Record Time.

The Cadbury plc Beverage Shares will not form part of the Cadbury plc ADR programme and will not be issued to Cadbury Schweppes ADR holders. Instead, they will be issued to the Depositary and held on behalf of the former holders of Cadbury Schweppes ADRs until they are cancelled pursuant to the Cadbury plc Reduction of Capital. In consideration of this cancellation and the transfer of the Americas Beverages business to DPS, holders of Cadbury Schweppes ADRs at the Depositary Record Time will be entitled to receive DPS Shares. If the Demerger becomes effective, DPS Shares that are issued to the Depositary will be distributed by the DPS Distribution Agent to persons who held Cadbury Schweppes ADRs at the Depositary Record Time.

The Depositary will provide the DPS Distribution Agent with records to enable the DPS Distribution Agent to distribute the DPS Shares and any cash amounts in lieu of fractional entitlements to Cadbury plc Beverage Shares and/or DPS Shares due to persons registered as holding Cadbury Schweppes ADRs at the Depositary Record Time. The Depositary will not be responsible for the distribution of any DPS Shares or cash in lieu of any such fractional entitlements.

If the Cadbury plc Reduction of Capital and the Demerger become effective, a person registered as holding Cadbury Schweppes ADRs at the Depositary Record Time will receive:

12 DPS Shares, which will be listed on the New York Stock Exchange, for every 36 Cadbury plc Beverage Shares held on behalf of that person by the Depositary. This will equate to 12 DPS Shares for every 25 Cadbury Schweppes ADRs held at the Depositary Record Time.

Holders of Cadbury Schweppes ADRs at the Depositary Record Time will, subject to the adjustment for fractional entitlements, own the same proportion of ordinary share capital of Cadbury plc, in the form of Cadbury plc ADRs, immediately after the Scheme Effective Date as they held in the ordinary share capital of Cadbury Schweppes by virtue of their Cadbury Schweppes ADRs immediately prior to the Scheme Effective Date. However, holders of Cadbury Schweppes ADRs will hold fewer Cadbury plc ADRs than Cadbury Schweppes ADRs but will also receive DPS Shares following the Cadbury plc Reduction of Capital. The result of this is that, subject to normal market movements, the price of one Cadbury plc ADR immediately after listing on the New York Stock Exchange should be approximately the same as the price of one Cadbury Schweppes ADR immediately beforehand.

The Depositary will, in due course, send a notice to the holders of Cadbury Schweppes ADRs regarding the mechanics of cancelling the Cadbury Schweppes ADRs and receiving the Cadbury plc ADRs to which they are entitled. Holders of certificated Cadbury Schweppes ADRs will need to follow the instructions set out in that notice to surrender their Cadbury Schweppes ADRs for cancellation and to receive the Cadbury plc ADRs. The DPS Distribution Agent will notify holders of Cadbury Schweppes ADRs about any procedures required to be followed in connection with the receipt of DPS Shares.

To the extent Cadbury Schweppes ADRs are held through a bank, broker or other firm holding Cadbury Schweppes ADRs in the Depositary Trust Company (the “DTC”), the Depositary will arrange for the DTC to surrender their entire position of Cadbury Schweppes ADRs for cancellation and the Depositary will deliver the Cadbury plc ADRs through the DTC settlement system, in each case with no action being required on the part of the persons holding Cadbury Schweppes ADRs. Holders of Cadbury Schweppes ADRs who hold Cadbury Schweppes ADRs via the direct registration system will automatically receive their Cadbury plc ADRs via the direct registration system. If the Demerger becomes effective, DPS Shares that are issued to the Depositary will be distributed to persons who held Cadbury Schweppes ADRs at the Depositary Record Time.

Prior to the First Court Hearing, Cadbury plc and the Depositary will enter into the Cadbury plc Deposit Agreement, which will become effective upon the Scheme being implemented. The terms of the Cadbury plc Deposit Agreement are expected to be substantially the same as those of the Deposit Agreement. In order to reflect changes in US market practice, it is expected that the Cadbury plc Deposit Agreement will include a provision that permits the charging of fees on cash distributions.

The holders of Cadbury Schweppes ADRs should note that fees may be charged by the Depositary for the cancellation of Cadbury Schweppes ADRs and the creation of new Cadbury plc ADRs. Such fees will be levied in accordance with the terms of the Deposit Agreement and the Cadbury plc Deposit Agreement.

The Cadbury plc Deposit Agreement to be entered into between Cadbury plc and the Depositary will become effective on the Scheme Effective Date when the Deposit Agreement and the Cadbury Schweppes ADR facility will be terminated.

Cadbury plc Ordinary Shares issued in respect of Cadbury Schweppes Ordinary Shares held under the Deposit Agreement will be deposited into the Cadbury plc facility. Cadbury plc ADRs representing Cadbury plc Ordinary Shares will be issued thereunder. All Cadbury plc ADRs initially issued under the Cadbury plc Deposit Agreement shall be evidenced by direct registration American depositary receipt. A direct registration American depositary receipt is one issued in book-entry form through the Depositary’s direct registration system. Such direct registration system reflects the uncertificated registration of ownership of securities utilised by the Depositary, pursuant to which the Depositary records the ownership of American depositary receipts without issuing a certificate, such direct ownership being evidenced by periodic statements issued by the Depositary to the holders.

Details of the proposals regarding the action holders of Cadbury Schweppes ADRs should take are set out in paragraph 22 of this Part II.

12.	Overseas Shareowners

No Cadbury plc Ordinary Shares, Cadbury plc Beverage Shares, DPS Shares or any other securities of Cadbury plc or DPS have been marketed to, nor are any available for purchase, in whole or in part, by the public in the United Kingdom or elsewhere in connection with Admission or the Demerger. This document does not constitute or form part of any offer or invitation to purchase, subscribe for, sell or issue, or any solicitation of any offer to purchase, subscribe for, sell or issue, Cadbury plc Ordinary Shares, Cadbury plc Beverage Shares or DPS Shares or any other securities in Cadbury plc or DPS.

The distribution of this document and the Prospectus and the allotment and issue of Cadbury plc Ordinary Shares, Cadbury plc Beverage Shares or DPS Shares in jurisdictions other than the United Kingdom may be restricted by law. No action has been taken by Cadbury Schweppes or Cadbury plc to obtain any approval, authorisation or exemption to permit the allotment or issue of Cadbury plc Ordinary Shares or Cadbury plc Beverage Shares or the possession or distribution of this document and the Prospectus (or any other publicity material relating to the Cadbury plc Ordinary Shares or the Cadbury plc Beverage Shares) in any jurisdiction, other than in the United Kingdom and New Zealand. No action has been taken by Cadbury Schweppes to obtain any approval, authorisation or exemption to permit the allotment or issue of DPS Shares or the possession or distribution of the Information Statement in any jurisdiction, other than in the United States, Australia and New Zealand.

Overseas Shareowners may be affected by the laws of other jurisdictions in relation to the distribution of this document or the Proposals. Persons into whose possession this document comes should inform themselves about and observe any applicable restrictions and legal, exchange control or regulatory requirements in relation to the Proposals and the distribution of this document, the Prospectus and the Information Statement. Any failure to comply with such restrictions or requirements may constitute a violation of the securities laws of any such jurisdiction.

This document is not for publication or distribution in or into any jurisdiction in which such act would constitute a violation of the relevant laws of such jurisdiction. The Cadbury plc Ordinary Shares, the Cadbury plc Beverage Shares and the DPS Shares may not be offered, sold or otherwise transferred, directly or indirectly, in or into any jurisdiction or for the account or benefit of citizens or residents of any such jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such jurisdiction.

It is the responsibility of any person into whose possession this document comes to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection with the distribution of this document, the Prospectus and the Information Statement, and the allotment and issue of Cadbury plc Ordinary Shares, Cadbury plc Beverage Shares and DPS Shares in connection with the Proposals, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction.

If, in respect of any Overseas Shareowner, the Company or Cadbury plc is advised that the allotment and issue of Cadbury plc Ordinary Shares and/or Cadbury plc Beverage Shares would or might infringe the laws of any jurisdiction outside the United Kingdom, or would or might require Cadbury plc to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of Cadbury plc, it would be unable to comply or which it regards as unduly onerous, the Scheme provides that:

(A)	in the case of such Cadbury plc Ordinary Shares, Cadbury plc may in its sole discretion determine that no such Cadbury plc Ordinary Shares shall be allotted and issued to such Overseas Shareowner but instead such shares shall be allotted and issued to such person as Cadbury plc may procure, as trustee for such Overseas Shareowner, on terms that they shall, as soon as practicable following the Scheme Effective Date, be sold on behalf of such Overseas Shareowner at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid to such Overseas Shareowner; or

(B)	where such Cadbury plc Ordinary Shares have already been allotted and issued (in circumstances where paragraph (A) does not apply), Cadbury plc may in its sole discretion determine that such Cadbury plc Ordinary Shares shall be sold, and Cadbury plc shall appoint a person who shall be authorised on behalf of such Overseas Shareowner to procure that any shares in respect of which Cadbury plc has made such determination shall, as soon as practicable following the Scheme Effective Date, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid to such Overseas Shareowner; or

(C)	in the case of the allotment and issue of Cadbury plc Beverage Shares, Cadbury plc may in its sole discretion determine that no such Cadbury plc Beverage Shares shall be allotted and issued to such Overseas Shareowner but instead such shares shall be allotted and issued to such person as the directors of Cadbury plc may procure, as trustee for such Overseas Shareowner, until such time as they are cancelled pursuant to the Cadbury plc Reduction of Capital. In consideration of this cancellation, such person will be allotted and issued DPS Shares pursuant to the terms of the Cadbury plc Reduction of Capital. As soon as practicable following the Demerger Effective Time, such DPS Shares shall be sold on behalf of such Overseas Shareowner at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid to such Overseas Shareowner; or

(D)	where such Cadbury plc Beverage Shares have already been allotted and issued (in circumstances where paragraph (C) does not apply), such Cadbury plc Beverage Shares shall remain in issue until such time as they are cancelled pursuant to the Cadbury plc Reduction of Capital or otherwise. In consideration of this cancellation, such person as the directors of Cadbury plc may procure will be allotted and issued DPS Shares pursuant to the terms of the Cadbury plc Reduction of Capital. Such person shall be authorised on behalf of such Overseas Shareowner to procure that such DPS Shares shall, as soon as practicable following the Demerger Effective Time, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid to such Overseas Shareowner.

Any remittance of the net proceeds of sale referred to in this section shall be at the risk of the relevant Overseas Shareowner.

Overseas Shareowners should consult their own legal and tax advisers with respect to the legal and tax consequences of the Proposals in their particular circumstances.

United States

The Cadbury plc Ordinary Shares and the Cadbury plc Beverage Shares to be issued pursuant to the Scheme have not been, and will not be, registered under the Securities Act. The Cadbury plc Ordinary Shares and the Cadbury plc Beverage Shares will be issued in reliance on the exemption from the registration requirements of the Securities Act provided by section 3(a)(10) thereof. For the purpose of qualifying for this exemption, Cadbury Schweppes will advise the Court that it will rely on the section 3(a)(10) exemption based on the Court’s sanctioning of the Scheme following a hearing on its fairness to Scheme Shareowners. All Scheme Shareowners are being notified of this hearing and are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme.

Any securities issued pursuant to the Scheme will not be registered under any United States state securities laws and may only be issued to persons resident in a state pursuant to an exemption from the registration requirements of the securities laws of such state.

Cadbury plc Ordinary Shares to be issued pursuant to the Scheme will not be treated as “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act. Persons who receive securities pursuant to the Scheme may resell them without restriction under the Securities Act.

13.	Taxation

Your attention is drawn to the general description of certain United Kingdom and United States tax consequences in respect of the Proposals relevant to Shareowners who are resident (or, in the case of individuals, domiciled and resident or ordinarily resident) in the United Kingdom for tax purposes and certain United States persons that hold Cadbury Schweppes Ordinary Shares or Cadbury Schweppes ADRs set forth in Part XII of this document.

All holders of Cadbury Schweppes Ordinary Shares or Cadbury Schweppes ADRs are advised to consult a professional adviser. The absence of any reference to the tax consequences of the Proposals for holders who are not subject to tax in the United Kingdom or the United States in Part XII of this document should not be taken to imply that the implementation of the Proposals might not have adverse tax consequences for such holders.

14.	De-listing of Cadbury Schweppes Ordinary Shares and Cadbury Schweppes ADRs

Application will be made to the UKLA for the listing of the Cadbury Schweppes Ordinary Shares to be cancelled and to the London Stock Exchange for the Cadbury Schweppes Ordinary Shares to cease to be admitted to trading on the London Stock Exchange’s main market for listed securities. This is expected to take place at 8.00 a.m. on the Scheme Effective Date. Application will also be made to the New York Stock Exchange for the listing of the Cadbury Schweppes ADRs to be cancelled. The last day of dealings in Cadbury Schweppes Ordinary Shares on the London Stock Exchange’s main market for listed securities and Cadbury Schweppes ADRs on the New York Stock Exchange is expected to be 1 May, 2008 (being the business day immediately prior to the Scheme Effective Date) and no transfers of Cadbury Schweppes Ordinary Shares will be registered after 6.00 p.m. on that date. On the Scheme Effective Date, share certificates in respect of the Scheme Shares will cease to be valid.

15.	Listing and dealings, certificates and settlement

Cadbury plc Ordinary Shares

Application has been made to the UKLA for the admission of up to 1,413,679,158 Cadbury plc Ordinary Shares to the Official List and to the London Stock Exchange for the Cadbury plc Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. The Cadbury plc Prospectus is available on the Company’s website at www.cadburyschweppes.com/demerger or alternatively, subject to applicable securities laws, a hard copy is available upon request, by telephoning +44 (0)870 873 5803.

It is expected that Admission of the Cadbury plc Ordinary Shares will become effective and that dealings in the Cadbury plc Ordinary Shares will commence at 8.00 a.m. on 2 May, 2008, the Scheme Effective Date.

This date may be deferred if it is necessary to adjourn any meetings required to approve the Proposals described in this document or if there is any delay in obtaining the Court’s sanction of the Scheme and the Court’s confirmation of the Cadbury Schweppes Reduction of Capital. In the event of a delay, the application for the Cadbury Schweppes Ordinary Shares to be de-listed will be deferred, so that Cadbury Schweppes’s listing will not be cancelled until immediately before the Scheme becomes effective.

Subject to the Scheme becoming effective (and except as provided in paragraph 12 of this Part II in relation to Overseas Shareowners), settlement of the consideration to which any Scheme Shareowner is entitled under the Scheme will be effected in the following manner:

Scheme Shares in uncertificated form (CREST)

CREST is a paperless settlement system enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The Directors of Cadbury plc will apply for the Cadbury plc Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in Cadbury plc Ordinary Shares following Admission may take place within the CREST system.

For Scheme Shareowners holding their Scheme Shares in uncertificated form at the Scheme Record Time:

(a)	Cadbury plc Ordinary Shares to which the Scheme Shareowner is entitled will be issued in uncertificated form through CREST. The ISIN number for the Cadbury plc Ordinary Shares will be GB00B2PF6M70. Cadbury plc will procure that Euroclear UK & Ireland is instructed to credit the Scheme Shareowner’s appropriate stock account in CREST with the applicable number of Cadbury plc Ordinary Shares on the Scheme Effective Date, expected to be 2 May, 2008; and

(b)	settlement of cash consideration in respect of fractional entitlements to Cadbury plc Ordinary Shares, to which the Scheme Shareowner is entitled, is expected to be paid through CREST in accordance with the CREST payment arrangements by 16 May, 2008.

Cadbury plc reserves the right to issue Cadbury plc Ordinary Shares, and to pay any cash consideration in respect of fractional entitlements to Cadbury plc Ordinary Shares, to any or all Scheme Shareowners who hold Scheme Shares in uncertificated form at the Scheme Record Time in the manner referred to below if, for any reason, it wishes to do so.

Scheme Shares held in uncertificated form will be disabled in CREST on the Scheme Effective Date.

CREST is a voluntary system and uncertificated holders of Cadbury plc Ordinary Shares who wish to receive and retain share certificates will be able to remove their Cadbury plc Ordinary Shares from the CREST system following the Scheme becoming effective.

Scheme Shares in certificated form

For the Scheme Shareowners holding their Scheme Shares in certificated form at the Scheme Record Time:

(a)	Cadbury plc Ordinary Shares to which the Scheme Shareowner is entitled will be issued in certificated form. Definitive share certificates for the Cadbury plc Ordinary Shares are expected to be despatched by 16 May, 2008; and

(b)	settlement of cash consideration in respect of fractional entitlements to Cadbury plc Ordinary Shares to which the Scheme Shareowner is entitled will be paid by cheque or, if applicable, through mandated instructions in line with Shareowners current payment arrangements. Any cheques are expected to be despatched by 16 May, 2008.

Pending the despatch of share certificates for Cadbury plc Ordinary Shares, transfers of Cadbury plc Ordinary Shares will be certified against the register of members of Cadbury plc. Temporary documents of title will not be issued in respect of the Cadbury plc Ordinary Shares.

With effect from and including the Scheme Effective Date, all certificates representing Cadbury Schweppes Ordinary Shares will cease to be of value and should be destroyed.

Cadbury plc Beverage Shares

Cadbury plc Beverage Shares, notionally representing Shareowners’ entitlement to receive shares in the Americas Beverages business, DPS, at the Demerger Effective Time, will not be listed. Share certificates or temporary documents of title will not be issued in respect of the Cadbury plc Beverage Shares and Shareowners will not be able to transfer any of their Cadbury plc Beverage Shares.

Scheme Shares in uncertificated form (CREST) and certificated form

For Scheme Shareowners holding their Scheme Shares in uncertificated or certificated form at the Scheme Record Time, Cadbury plc will procure that the Cadbury plc Registrars make the requisite entry into the register of members of Cadbury plc of each of the relevant Scheme Shareowners in respect of their due entitlement to Cadbury plc Beverage Shares. Cadbury plc will procure that the Registrars make this book-entry with the applicable number of Cadbury plc Beverage Shares by no later than the Cadbury plc Reduction of Capital Record Time.

Fractions of Cadbury plc Beverage Shares

Fractions of Cadbury plc Beverage Shares will not be allotted to Scheme Shareowners but will be aggregated and allotted to such person as the directors of Cadbury plc shall procure. Such person will hold the aggregated fractions of Cadbury plc Beverage Shares on trust for Scheme Shareowners until they are cancelled pursuant to the Cadbury plc Reduction of Capital. In consideration of this cancellation, such person will receive DPS Shares which Cadbury plc will procure will be sold in the market on behalf of the relevant Shareowners as soon as practicable after the listing of the DPS Shares on the New York Stock Exchange. The net proceeds of such sales (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) will be paid in cash to Scheme Shareowners entitled thereto in due proportions, rounding down to the nearest penny or cent.

For Scheme Shareowners holding their Scheme Shares in uncertificated form at the Scheme Record Time, settlement of cash consideration in respect of fractional entitlements to Cadbury plc Beverage Shares, to which the Scheme Shareowner is entitled is expected to be paid through CREST in accordance with the CREST payment arrangements by 16 May, 2008.

For Scheme Shareowners holding their Scheme Shares in certificated form at the Scheme Record Time, settlement of cash consideration in respect of fractional entitlements to Cadbury plc Beverage Shares to which the Scheme Shareowner is entitled will be paid by cheque or, if applicable, through mandated instructions in line with Shareowners current payment arrangements. Any cheques are expected to be despatched by 16 May, 2008.

Cadbury plc ADRs

Application will be made to list the Cadbury plc ADRs on the New York Stock Exchange. We expect that the Cadbury plc ADRs will be listed and that dealings in the Cadbury plc ADRs will commence when the New York Stock Exchange opens for trading at 9.30 a.m. on the Scheme Effective Date (expected to be 2 May, 2008).

DPS Shares

Application will be made to the New York Stock Exchange for the admission of the DPS Shares to the New York Stock Exchange. Initial filings of an Information Statement contained as part of a Registration Statement on Form 10 relating to DPS have been made with the SEC. This is available on the SEC’s website, www.sec.gov. It is anticipated that all Shareowners will receive a final Information Statement relating to DPS shortly after the General Meeting but before the Demerger Effective Time.

It is expected that admission of the DPS Shares will become effective and that trading in the DPS Shares will commence at 9.30 a.m. (New York time) on 7 May, 2008, the Demerger Effective Time.

This date may be deferred if it is necessary to adjourn any meetings required to approve the Proposals described in this document or if there is any delay in obtaining the Court’s sanction of the Scheme and the Court’s confirmation of the Cadbury plc Reduction of Capital.

The issue of DPS Shares will be made in book-entry form. A direct registration statement reflecting ownership of DPS Shares will be mailed to Shareowners, or Shareowners’ brokerage accounts will be credited for the shares on or about 16 May, 2008. DPS will not issue any share certificates in respect of the DPS Shares.

Fractions of DPS Shares

Fractions of DPS Shares will not be allotted to holders of Cadbury plc Beverage Shares but will be aggregated and allotted to the DPS Distribution Agent and sold in the market on behalf of the relevant Cadbury plc Beverage Shareowners as soon as practicable after the Demerger Effective Time. The net proceeds of such sales (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) will be paid in cash to DPS Shareowners entitled thereto pro rata to their fractional entitlements. The DPS Distribution Agent, in its sole discretion, will determine when, how and through which broker-dealer, and at what price to sell the aggregated fractional entitlements.

Payments

Depending on the number of Ordinary Shares held at the Scheme Record Date, Shareowners may receive up to three payments. All Shareowners (who are on the register at 6.00 p.m. on 1 May, 2008) will receive the Cadbury Schweppes Final Dividend payment of 10.5 pence per Ordinary Share (subject to Shareowner approval at the AGM) on 16 May, 2008. Additionally, Shareowners may receive a payment from Cadbury plc in respect of any proceeds from the sale of fractional entitlements to Cadbury plc Ordinary Shares and a payment from DPS in respect of any proceeds from the sale of fractional entitlements to DPS Shares.

All payments are expected to be made on 16 May, 2008.

Australian and UK registered Shareowners

In respect of Scheme Shareowners with an Australian or UK registered address, all cheques and warrants shall be in sterling (the amount in sterling shall be determined using the best market exchange rates reasonably available) and shall be made payable to the holder (or, in the case of joint holders, to that one of the joint holders whose name stands first in the Register at the Scheme Record Time in respect of that joint holding) or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque or warrant shall be a complete discharge for monies represented thereby.

Overseas Shareowners (excluding Australian registered Shareowners)

Save for Scheme Shareowners with an Australian registered address, all cheques and warrants in favour of Overseas Shareowners shall be in US dollars (the amount in US dollars shall be determined using the best market exchange rates reasonably available) and shall be made payable to the holder (or, in the case of joint holders, to that one of the joint holders whose name stands first in the Register at the Scheme Record Time in respect of that joint holding) or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque or warrant shall be a complete discharge for monies represented thereby.

General

All documents, certificates, cheques or other communications sent by or to Scheme Shareowners, or as such persons shall direct, will be sent at their own risk and will be sent by pre-paid first class post to the holder’s address as set out on the register of members of Cadbury Schweppes at the Scheme Record Time (or, in the case of joint holders, to the holder whose name stands first in such register in respect of the joint holding concerned) or in accordance with any reasonable special instructions regarding communications received by Cadbury Schweppes in writing.

16.	Existing Cadbury Schweppes mandates

Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares, including the DRIP, and each instruction then in force as to notices and other communications from Cadbury Schweppes shall, unless and until varied or revoked, be deemed as from and including the Scheme Effective Date to be a valid and effective mandate or instruction to Cadbury plc in relation to the corresponding Cadbury plc Ordinary Shares to be allotted and issued to Scheme Shareowners pursuant to this Scheme.

The roll-over of the DRIP to Cadbury plc will apply to all payments of dividends going forward with the exception of the payment of the Cadbury Schweppes Final Dividend, which will be paid in cash to Shareowners on 16 May, 2008. If you participate in the DRIP, you will be unable to use the proceeds received from the Cadbury Schweppes Final Dividend to purchase future shares in Cadbury plc. Any residual funds in your DRIP account will be carried over to the next DRIP purchase for the interim dividend in October 2008.

17.	Meetings

The Scheme will require the approval of Shareowners at the Court Meeting, convened by order of the Court, and the passing by Shareowners of the special resolution specified in the notice of General Meeting. Both of the meetings have been convened for 11 April, 2008 and will be held at the Brewery, Chiswell Street, London EC1Y 4SD.

Notices of the Court Meeting and the General Meeting are set out in Parts XVI and XVII respectively of this document.

Court Meeting

At the Court Meeting, you will be asked to approve the Scheme. The statutory majority required to approve the Scheme at the Court Meeting is a majority in number of those Shareowners who are present and vote in person or who vote by proxy, and those voting in favour must also represent 75 per cent. or more in value of the Ordinary Shares that are voted.

The Scheme will insert Cadbury plc as the new holding company between Cadbury Schweppes plc and Cadbury Schweppes Shareowners.

General Meeting

At the General Meeting you will be asked to approve:

(i)	a special resolution approving the insertion of Cadbury plc as the new holding company of Cadbury Schweppes plc, and to assist this by making certain changes to the share capital of Cadbury Schweppes, authorising the allotment of shares pursuant to the Scheme and making certain amendments to the Cadbury Schweppes articles of association as a result of the Scheme;

(ii)	a special resolution approving the Demerger, including the entry into of the Demerger Agreements;

(iii)	a special resolution approving the Cadbury plc Reduction of Capital, which has already been approved by the existing members of Cadbury plc in a general meeting held on 11 March, 2008;

(iv)	an ordinary resolution approving amendments to the Executive Share Schemes;

(v)	two ordinary resolutions approving the establishment by Cadbury plc of the Cadbury plc Share Schemes for executives and employees respectively;

(vi)	an ordinary resolution authorising the directors of Cadbury plc to establish employee share schemes in addition to the Cadbury plc Share Schemes mentioned in (v) above for the benefit of the overseas employees of Cadbury plc and its subsidiaries; and

(vii)	an ordinary resolution approving the proposed increase in the maximum value of an annual award under The Cadbury plc 2008 Long Term Incentive Plan to 300 per cent. of basic pay.

Please see the notice of General Meeting set out in Part XVII of this document for the full text of the resolutions to be proposed at the General Meeting.

The resolutions referred to above will be by poll and not on a show of hands. The majority required for the passing of the special resolutions is not less than 75 per cent. of the votes cast. Only a simple majority is required for passing the ordinary resolutions. On a poll each Shareowner present in person or by proxy will have one vote for each Cadbury Schweppes Ordinary Share held.

Annual General Meeting

The Company’s 2008 AGM will also take place on 11 April, 2008 at the Brewery, Chiswell Street, London EC1Y 4SD. The AGM will consist of ordinary business and the resolutions to be proposed at the AGM are of the type that are usually proposed at Cadbury Schweppes’ annual general meetings. You will be asked to approve the Cadbury Schweppes Final Dividend of 10.5 pence per Cadbury Schweppes Ordinary Share.

Notice of the AGM, containing the full text of the resolutions to be proposed, is set out in Part XVIII of this document. This was published on www.cadburyschweppes.com on 11 March, 2008.

18.	Authorities relating to Cadbury plc’s share capital

General meetings of Cadbury plc were held on 5 March and 11 March, 2008 at which, among other matters, the Directors were granted authority to undertake the Cadbury plc Reduction of Capital and to allot the Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares requisite to the implementation of the Scheme.

The Cadbury plc Directors have also been granted authorities to allot Cadbury plc Ordinary Shares, to make allotments otherwise than in accordance with pre-emption rights and to make purchases of Cadbury plc Ordinary Shares which update the authorities as implemented in respect of Cadbury Schweppes at its annual general meeting held on 24 May, 2007.

Pursuant to the resolutions passed at the general meetings of Cadbury plc held on 5 March and 11 March, 2008, the Cadbury plc Directors are authorised to implement the Cadbury plc Reduction of Capital if the Scheme becomes effective. Shareowners will be asked to approve a confirmatory resolution at the General Meeting on 11 April, 2008.

Accordingly, Shareowners in Cadbury Schweppes will not be required separately to approve the Cadbury plc Reduction of Capital once they become Shareowners in Cadbury plc pursuant to the Scheme.

For additional information on the authorities relating to Cadbury plc’s share capital which have been granted, see paragraph 2 of Part VII of this document.

19.	Cadbury plc Prospectus

The Prospectus relating to Cadbury plc, which is required to be published to effect the introduction of the Cadbury plc Ordinary Shares to the Official List, is available on the Company’s website at www.cadburyschweppes.com/demerger or, alternatively, subject to applicable securities laws, Shareowners can request a copy by telephoning +44 (0)870 873 5803.

20.	DPS Information Statement

Pursuant to the US Exchange Act, initial filings of the Information Statement contained as part of a registration statement on Form 10 relating to DPS have been filed with the SEC. This registration statement is available on the SEC’s website, www.sec.gov. It is anticipated that all Shareowners and Cadbury Schweppes ADR holders will receive a copy of the final Information Statement shortly after the General Meeting.

21.	Cadbury Schweppes Final Dividend and dividend policy of the Continuing Group and the DPS Group

Cadbury Schweppes Final Dividend

Subject to Shareowner approval at the Annual General Meeting on 11 April, 2008, the final dividend of 10.5 pence per Cadbury Schweppes Ordinary Share will be paid on 16 May, 2008 to Shareowners who were on the Register at 6.00 p.m. on 1 May, 2008.

Continuing Group

The Continuing Group intends to target a dividend payout ratio in the medium term of 40-50 per cent. of earnings. In the shorter term, the Continuing Group intends to pursue a progressive dividend policy reflecting its confidence in the ‘Vision into Action’ plan and the earnings potential of the Cadbury plc Group.

DPS Group

It is DPS’s long term intent to return cash generated from its business to its shareowners through dividends or share repurchases. However, DPS currently intends to retain any net income to repay debt and does not currently anticipate paying any cash dividends in the short term. The declaration and payment of dividends are subject to the discretion of DPS’s board of directors. Any future determination to pay dividends will depend on DPS’s results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by its Board of directors.

22.	Action to be taken

CADBURY SCHWEPPES ORDINARY SHAREOWNERS

If you are an Ordinary Shareowner, you will find enclosed with this document:

(a)	a White Form of Proxy for the Court Meeting;

(b)	a Blue Form of Proxy for the General Meeting; and

(c)	a Pink Form of Proxy for the AGM.

Whether or not you propose to attend the meetings in person, you are requested to complete and sign all three Forms of Proxy in accordance with the instructions printed on them.

Completed Forms of Proxy should be returned (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such attorney) to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, as soon as possible and in any event so as to arrive by no later than 10.00 a.m. on 9 April, 2008 in respect of the White Form of Proxy for the Court Meeting, 10.30 a.m. on 9 April, 2008 in respect of the Blue Form of Proxy for the General Meeting and 10.45 a.m. on 9 April, 2008 in respect of the Pink Form of Proxy for the AGM, or in the event that any of the meetings are adjourned, 48 hours before the time of the relevant adjourned meeting. A reply-paid envelope is enclosed for your convenience.

If the White Form of Proxy in respect of the Court Meeting is not lodged by the relevant time, it may be handed to the Registrars or the Chairman at the Court Meeting. However, in the case of the General Meeting and AGM, if the Blue Form of Proxy and the Pink Form of Proxy are not lodged so as to be received by the times mentioned above, they will be invalid.

If you would like to appoint a proxy electronically you can do so by visiting the website of the Company’s Registrars at www-uk.computershare.com/Investor/Proxy/. You will need to enter your own Shareowner Reference Number (SRN) and Shareowner Personal Identification Number (PIN) (which is shown on the enclosed Forms of Proxy) and follow the on-line instructions. The deadline for receipt of electronic proxies is 10.00 a.m. on 9 April, 2008 for the Court Meeting, 10.30 a.m. on 9 April, 2008 for the General Meeting and 10.45 a.m. on 9 April, 2008 for the AGM or, in the event that any of the meetings are adjourned, 48 hours before the time of the relevant adjourned meeting. Do not disclose your SRN or PIN to anyone else, unless you wish them to give instructions on your behalf. Any electronic communications found to contain a virus will not be accepted.

If you hold your Cadbury Schweppes Ordinary Shares in uncertificated form in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual and ensuring that it is received by the Registrars (under CREST participant ID 3RA50) by no later than 10.00 a.m. on 9 April, 2008 for the Court Meeting, 10.30 a.m. on 9 April, 2008 for the General Meeting and 10.45 a.m. on 9 April, 2008 for the AGM or, in the event that any of the meetings are adjourned, 48 hours before the time of the relevant adjourned meeting. The time of receipt will be taken to be the time from which the Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. For the CREST Proxy Instruction to be valid, such instruction to vote must be clearly entered in the relevant box provided.

The lodging of the Forms of Proxy, appointing a proxy electronically or submitting a CREST Proxy Instruction will not preclude you from attending the Court Meeting, the General Meeting and the AGM and voting in person should you later decide to do so.

Helpline

If you are a Shareowner and have any questions about the Proposals or the contents of this document or the completion and return of your Forms of Proxy please call Georgeson on 0800 694 0478 (or, if you are calling from outside the United Kingdom, on +44 117 378 8010) between 9.00 a.m. and 5.00 p.m. Monday to Friday (excluding public holidays). Please note that calls to these numbers may be monitored or recorded, and no advice on the Proposals can be given.

CADBURY SCHWEPPES ADR HOLDERS

If you are a Cadbury Schweppes ADR holder, you will find enclosed with this document:

•	An ADR Voting Instruction Card valid for the Court Meeting, General Meeting and AGM.

Under the terms of the Deposit Agreement, you are not entitled to attend or vote at the Court Meeting, the General Meeting, or the AGM or appoint a proxy to attend and vote on your behalf. You may only attend or vote at the meetings if you become a registered holder of Ordinary Shares by arranging for the surrender of your Cadbury Schweppes ADRs in accordance with the terms of the Deposit Agreement.

However, if you hold a Cadbury Schweppes ADR as of the voting record time at 5.00 p.m. (New York time) on 20 March, 2008, you can instruct the Depositary how to vote at the Court Meeting, General Meeting and AGM in respect of the Ordinary Shares represented by your Cadbury Schweppes ADRs.

Completed ADR Voting Instruction Cards should be returned (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such attorney) to the Depositary, as soon as possible and in any event so as to arrive by no later than 3.00 p.m. (New York time) on 4 April, 2008. Upon completion of the ADR Voting Instruction Card, you should place it in the pre-addressed envelope provided and return it to the Depositary.

In connection with the Court Meeting, if you do not return the ADR Voting Instruction Card or you do not indicate on that form whether the Depositary should vote for or against the Scheme, the Depositary will not cast any votes at the Court Meeting in respect of the Ordinary Shares represented by your Cadbury Schweppes ADRs.

In respect of the General Meeting and AGM, in the absence of specific instructions, the Depositary will not cast any votes in respect of the underlying Ordinary Shares represented by the Cadbury Schweppes ADRs.

The Depositary will also treat the return of the ADR Voting Instruction Card duly signed as an instruction to grant to any proxy it appoints authority to vote (or abstain from voting) in such manner as specified in the ADR Voting Instruction Card in connection with any changes to the Scheme or on any other business that may properly come before the Court Meeting, General Meeting or AGM.

Helpline

If you are a Cadbury Schweppes ADR holder and have any questions about the Proposals or the contents of this document or the completion and return of your ADR Voting Instruction Card, please call the Depositary on 1 800 990 1135 (or if you are calling from outside the United States, on +1 201 680 6630) between 9.00 a.m. and 5.00 p.m. (New York time) (excluding public holidays). Please note that calls to these numbers may be monitored or recorded, and no advice on the Proposals can be given.

23.	Further Information

Your attention is drawn to the letter from your Chairman set out in Part I of this document, the full text of the Scheme which is set out in Part XIV of this document and the additional information set out in Part XIII of this document. Your attention is also drawn to the Prospectus which is available to Shareowners on www.cadburyschweppes.com/demerger. An electronic version of this document is also available to Shareowners on www.cadburyschweppes.com/demerger.

Yours faithfully

Goldman Sachs International      Morgan Stanley & Co. Limited      UBS Limited

PART III

RISK FACTORS

This Part III addresses certain risks that could materially affect Cadbury Schweppes, the implementation of the Proposals and the resulting separate entities, Cadbury plc and DPS, and their respective groups. Cadbury Schweppes Shareowners should consider these risks fully and carefully, together with all other information set out in this document.

Additional risks and uncertainties currently unknown to Cadbury Schweppes, Cadbury plc and DPS or which Cadbury Schweppes, Cadbury plc and DPS deem immaterial, may also have an adverse effect on the financial condition or business of Cadbury Schweppes, Cadbury plc or DPS.

The business, financial condition, results, operations or share price of each of Cadbury Schweppes, Cadbury plc or DPS could be materially adversely affected by any or all of the following risks, or by others that we cannot identify.

Each Shareowner should consult his or her own legal adviser, independent financial adviser or tax adviser for legal, financial or tax advice.

PART A: RISKS ASSOCIATED WITH THE PROPOSALS

The Proposals may not complete

Completion of the Proposals is subject to the satisfaction (or waiver) of a number of conditions precedent including, among others, the approval of the Demerger by the Cadbury Schweppes Shareowners at the General Meeting and the sanction of the Court. If the Cadbury Schweppes Shareowners do not approve the Proposals at the General Meeting or the Court fails to sanction the Scheme or the Cadbury plc Reduction of Capital, the Demerger will not complete. If Completion does not occur in part or whole, then Cadbury Schweppes may experience a delay in the execution of its strategic objectives, and may be unable to realise the benefits for Shareowners that the Board believes will result from the Demerger.

The Scheme and the Demerger are not inter-conditional

Although the Proposals are intended to be implemented in full, as the Scheme and Cadbury plc Reduction of Capital require different Court approvals which cannot be inter-conditional, it is possible that the Demerger will not occur after Cadbury plc has become the new holding company of the Cadbury Schweppes Group pursuant to the Scheme. If that happens, Cadbury plc Shareowners will be left with unlisted and non-transferable Cadbury plc Beverage Shares and will not receive DPS Shares. If the Demerger has not become effective by the Demerger Long Stop Date, the Cadbury plc Beverage Shares will be reclassified as Cadbury plc Ordinary Shares, such reclassification effective from Admission of those Cadbury plc Ordinary Shares to the Official List. This would require a new application for Admission.

The DPS Group may not be able to draw down funds or procure the release of funds from escrow in order to facilitate completion of the Proposals

New facility agreements (the “Facility Agreements”) have been entered into by DPS. The DPS Group may only draw-down under the Facility Agreements if certain conditions precedent are satisfied. The principal conditions are (i) delivery of customary corporate and financial certificates, resolutions, opinions and other information relating to DPS, (ii) compliance in all material respects with the provisions of the related fee and syndication letter, (iii) receipt by DPS of specified investment grade corporate and senior unsecured debt ratings, (iv) the accuracy of specified representations and warranties and the absence of specified defaults, (v) in the case of the Facilities (as defined on page 179 of this document) receipt by DPS of the proceeds from the issuance of senior notes or from borrowings under the Bridge Loan Agreement (as defined on page 180 of this document) of at least US$2 billion (or commitments to fund the Bridge Loan (as defined on page 180 of this document) subject only to the satisfaction of conditions substantially similar to the conditions to escrow release described below), (vi) in the case of the Bridge Loan, receipt by DPS of the proceeds from borrowings under the Facilities of at least US$1.9 billion and satisfaction of the bookrunners with certain DPS Group 2007 audited and pro forma information and related matters and (vii) payment of fees, expenses and other amounts in connection with the Facility Agreements. Consequently, there can be no guarantee that DPS will be able to draw down the funds required in order to facilitate completion of the Proposals. If such funding is drawn, it will be paid into escrow, pending completion of the Demerger and the satisfaction of various conditions precedent, the principal conditions being (i) the accuracy of representations and warranties with respect to the Demerger, (ii) the accuracy of representations and warranties relating to the subsidiary guarantees to be delivered at the time of Demerger and the absence of specified defaults relating to insolvency of DPS or any of its subsidiaries, (iii) the execution and delivery of the subsidiary guarantees, along with the delivery of customary corporate certificates, resolutions, opinions and other information relating to the guarantors, (iv) the absence of governmental orders, judgments or decrees enjoining or preventing the financing transactions, (v) the maintenance by DPS of specified investment grade corporate and debt ratings from the funding date through 30 April, 2008 and (vi) the occurrence of a marketing period of at least five consecutive business days prior to the funding date in which to market notes of the Borrower. The commitments of the lenders to lend under the Facility Agreements terminate on 13 May, 2008 if all the conditions have not been satisfied or waived by that date. Accordingly, should the requirements for the release of such funds not be met by such date, it may not be possible to complete the Proposals or the Demerger may be completed but the intra-group debt from the DPS Group to the Continuing Group may not be repaid. In the event of any of such circumstances materialising or becoming a likely eventuality, the Directors reserve the right to delay implementation of the Proposals or not to implement the Proposals at all if they consider that doing so is in the best interests of Shareowners.

A summary of the Facility Agreements is set out in paragraph 13 of Part XIII — “Additional Information”.

Inability to realise full value if the Demerger does not complete

If the Demerger does not complete, the Group may be unable to realise the returns to Shareowners from its businesses that the Board believes will result from the Demerger.

The Demerger may fail to realise anticipated benefits

There can be no guarantee that Cadbury plc or DPS will realise any or all of the anticipated benefits of the Demerger, either in a timely manner or at all. If that happens, and Cadbury plc and/or DPS incurs significant costs, it could have a material adverse impact on the results of Cadbury plc and/or DPS.

Financial results of Cadbury plc and DPS may be more volatile than those of Cadbury Schweppes

Cadbury Schweppes currently benefits from diversification, resulting from operating the Americas Beverages business alongside the confectionery business which tends to moderate financial and operational volatility. Following the Demerger, that diversification will diminish, and Cadbury plc and/or DPS may individually demonstrate increased volatility in terms of their operations and/or financial results and requirements.

Cadbury Schweppes and DPS could have significant indemnification obligations to each other with respect to tax liabilities

Cadbury Schweppes intends to enter into a Tax-Sharing and Indemnification Agreement with DPS (and, solely for the limited sections set forth therein, Cadbury plc) that sets forth the rights and obligations of the Continuing Group and the DPS Group with respect to taxes and, in general, provides that the Continuing Group and the DPS Group will each be responsible for taxes imposed on their respective businesses for all taxable periods, whether ending on, before or after the Demerger.

Cadbury Schweppes has, subject to certain conditions, agreed to indemnify DPS for income taxes that are attributable to certain restructuring transactions undertaken in connection with the Demerger and various other transactions between members of the Continuing Group and the DPS Group that were entered into in prior taxable periods. Such potential tax liabilities could be for significant amounts. Notwithstanding these tax indemnification obligations of Cadbury Schweppes, if the treatment of these transactions were successfully challenged by a taxing authority, DPS would generally be required under applicable tax law to pay the resulting tax liabilities in the event that either (i) Cadbury Schweppes were to default on their obligations to DPS, (ii) DPS breached certain covenants or other obligations, or (iii) DPS is involved in certain change-in-control transactions. Under such circumstances, DPS’s resulting tax liability could be for significant amounts and could have a material adverse effect on DPS’s results of operations, cashflows and financial condition.

In addition, DPS will generally be liable for any liabilities, taxes or other charges that are imposed on members of the Continuing Group, including as a result of the Demerger failing to qualify for non-

recognition treatment for US federal income tax purposes, if such failure is the result of a breach by DPS of certain of its representations or covenants, including, for example, the failure of DPS to continue the active conduct of the historic business relied upon for purposes of the private letter ruling request submitted to the IRS and taking any action inconsistent with the written statements and representations furnished to the IRS in connection with the private letter ruling request. The parties could have significant indemnification obligations to each other with respect to tax liabilities.

The receipt of Cadbury plc Ordinary Shares or Cadbury plc ADRs and DPS Shares could be a taxable transaction for US persons for US federal income tax purposes

The receipt of Cadbury plc Ordinary Shares or Cadbury plc ADRs and DPS Shares by holders of Cadbury Schweppes Ordinary Shares or Cadbury Schweppes ADRs (and certain related restructuring transactions) is intended to qualify for non-recognition treatment for US federal income tax purposes under sections 355 and 368(a)(1)(F) of the Code. Cadbury Schweppes has requested a private letter ruling from the IRS that subject to the facts, representations and qualifications contained therein, the receipt of Cadbury plc Ordinary Shares and DPS Shares by Cadbury Schweppes Shareowners (along with certain related restructuring transactions) will qualify for non-recognition treatment under sections 355 and 368(a)(1)(F) of the Code. The IRS has not yet issued a private letter ruling and the failure of the IRS to issue such a private letter ruling would not prevent Cadbury Schweppes from proceeding with the Demerger. Notwithstanding any eventual private letter ruling, the IRS could determine on audit that the receipt of Cadbury plc Ordinary Shares or Cadbury plc ADRs and DPS Shares should not qualify for non-recognition treatment because, for example, one or more of the controlling facts or representations set forth in the private letter ruling request was not complete, or as a result of certain actions taken after the completion of the Demerger. If, contrary to any eventual private letter ruling, the receipt of DPS Shares ultimately is determined not to qualify for non-recognition treatment under section 355 of the Code, a holder of Cadbury Schweppes Ordinary Shares or Cadbury Schweppes ADRs who is a US person for US federal income tax purposes generally would be treated as receiving a taxable distribution in an amount equal to the fair market value of DPS Shares (at the time of distribution) that is received by such US person and the amount of cash received in lieu of a fractional share of the DPS Shares (without reduction for any portion of their tax basis in their Cadbury Schweppes Ordinary Shares or Cadbury Schweppes ADRs), which amount would be taxable as a dividend for US federal income tax purposes (provided, as is expected, Cadbury plc has sufficient current and accumulated earnings and profits (including current and accumulated earnings and profits of Cadbury Schweppes) as determined for US federal income purposes, or, if not so determined, dividend treatment will be presumed).

PART B: RISKS ASSOCIATED WITH CADBURY PLC AND THE CADBURY BUSINESS

The Cadbury Business, like all businesses, is exposed to a number of risks which may have material and adverse effects on its reputation, performance and financial condition. It is not possible to identify or anticipate every risk that may affect the Cadbury Business: some material risks may not be known, and others, currently deemed as immaterial or unlikely, could become material or more likely.

The Group’s risk management process is described below. It aims to identify the risk factors that may have a material impact on the Cadbury Business, and to manage them appropriately.

The risk factors identified by the Group’s risk management process are set out below. Each of these could have a material and adverse effect on the Cadbury Business, including on its reputation, performance and financial condition. They have been divided into four categories: external risks; internal risks; execution risks; and financial risks. There is also a section on risks relating to the issue of the Cadbury plc Ordinary Shares pursuant to the Scheme.

Any investment decision should be made following consideration of the risk factors set out below. The risk factors should also be read in conjunction with the forward-looking statements and the cautionary statement set out at the front of this document.

Risk Management Process

The Group’s process for identifying and managing risk is set by the Board. The Board has delegated the day-to-day management of risk within the Group to the Risk and Compliance Committee (RCC). The RCC is chaired by the Chief Executive, and comprises the Chief Legal Officer and Group Secretary and representatives drawn from the Group’s Regions and Functions.

The Board conducts an annual review of Group risks, during which it identifies the key risks for the year ahead. As part of this review, operational and strategic risks are proposed as key risks by the RCC, based on inputs from Regions, Functional Heads and business leaders. The risk factors set out below reflect the key risks identified as part of this process for the Cadbury Business or Continuing Group. Risk factors relating to Americas Beverages have been identified by the DPS Board and are set out in Part C.

Each of the key risks is assigned to a member of the Chief Executive’s Committee (CEC), who proposes a level of risk the Group is willing to take and develops an appropriate plan of action to mitigate the risk. All risk mitigation plans are reviewed, challenged and agreed by the RCC.

Once risk mitigation plans are agreed, Regions and Functions are asked to carry out a self-assessment exercise which requires all operating units to confirm compliance with Group policies and also to confirm that key operational controls are in place and working effectively. The results of this exercise, together with a review of specific plans for strategic risks, enable the Board to confirm that the business has a sound, risk-based framework of internal control.

The Group Audit team provides independent reassurance that the standard of risk management, compliance and control meets the needs of the business, and this includes an evaluation of the accuracy and completeness of the self assessment exercise. Group Audit status reports are discussed with the CEC, Audit Committee and Board on a regular basis.

The Board also recognises that the risks facing the business may sometimes change over short time periods. Every quarter each Region provides an update on new and emerging risks to the RCC and proposals to update the Group risks are provided to the Audit Committee and the Board.

While the Group’s risk management process attempts to identify and manage (where possible) the key risks it faces, no such process can totally eliminate risk or guarantee that every risk is identified, or that it is possible, economically viable, or prudent to manage such risks. Consequently, there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.

1.	External Risks

The Cadbury Business is subject to a number of external risks. The Group defines external risks as those that stem from factors which are mainly outside of its control. These risks will often arise from the nature of the Cadbury Business and the industry in which it operates

Legal, Regulatory, Political and Societal Risks

The Continuing Group is at risk from significant and rapid change in the legal systems, regulatory controls, and custom and practices in the countries in which it operates

These affect a wide range of areas including the composition, production, packaging, labelling, distribution and sale of Cadbury’s products; Cadbury’s property rights; its ability to transfer funds and assets within the Continuing Group or externally; employment practices; data protection; environment; health and safety issues; and accounting, taxation and stock exchange regulation and involve actions such as product recalls, seizure of products and other sanctions. Accordingly, changes to, or violation of, these systems, controls or practices could increase costs and have material and adverse impacts on the reputation, performance and financial condition of the Continuing Group.

Political developments and changes in society, including increased scrutiny of the Continuing Group, its businesses or its industry, for example by non-governmental organisations or the media, may result in, or increase the rate of, material legal and regulatory change, and changes to custom and practices.

Cadbury may also be subject to regulation designed to address concerns about dietary trends. This could include the introduction of additional labelling requirements, and levying additional taxes on, or restricting the production or advertising of, certain product types, which could increase the Continuing Group’s costs or make it harder for the Continuing Group to market its products, adversely affecting its performance.

Geographic Spread and Emerging Markets Exposure

The Continuing Group is exposed to control and other risks inherent in a business which operates in many countries

A failure of control in one or more countries may materially adversely affect the performance or financial condition of the Continuing Group as a whole. Approximately one-third of Cadbury’s confectionery revenues are generated in emerging markets, which have less developed political, legal and regulatory systems which are at higher risk of failure than those of developed markets. Any failure may have a materially adverse impact on the Continuing Group’s performance or financial condition.

Business Continuity and Incident Management

The Cadbury Business is at risk from disruption of a number of key manufacturing and distribution assets and systems on which it increasingly depends

The functioning of Cadbury’s manufacturing and distribution assets and systems could be disrupted for reasons either within or beyond the Continuing Group’s control, including: extremes of weather or longer-term climatic changes; accidental damage; disruption to the supply of material or services; product quality and safety issues; systems failure; workforce actions; or environmental contamination. While the Cadbury Business will have an incident management system in place, there is a risk that these plans may prove inadequate and that any disruption may materially adversely affect Cadbury’s ability to make and sell products and therefore materially adversely affect its reputation, performance or financial condition.

Competition and Customer Consolidation

Increased competition in the markets in which it operates may materially adversely impact the Continuing Group’s performance and financial condition

The confectionery industry is highly competitive. The Cadbury Business competes with other multinational corporations which also have significant financial resources. The Cadbury Business may be unable to compete effectively if its competitors’ resources are applied to change areas of focus, enter new markets, reduce prices, or to increase investments in marketing or the development and launch of new products. The Continuing Group is also at risk from the trend towards greater concentration of its customer base due to consolidation of the retail trade which may result in increased pricing pressure from customers and adversely impact the Continuing Group’s sales and margins.

Consumer Demand

Consumer demand for Cadbury’s products may be affected by factors including changes to consumer preferences, unseasonable or unusual weather, or longer-term climatic changes

The Cadbury Business has made substantial investments in understanding consumer preferences and in its ability to respond to consumer needs through innovation, and also has products appealing to a wide range of consumers. However, it may be unable to respond successfully or at reasonable cost to rapid changes in demand or consumer preferences, which may adversely affect its performance.

Raw Materials

The Cadbury Business depends upon the availability, quality and cost of raw materials from around the world

The Cadbury Business depends upon the availability, quality and cost of raw materials from around the world, which exposes it to price, quality and supply fluctuations, including those occurring because of the impact of disease or climate on harvests. Key raw materials include cocoa, milk, sweeteners, packaging materials and energy, some of which are available only from a limited number of suppliers. Although the Continuing Group will take measures to protect against the short-term impact of these fluctuations and of the concentration of supply, there is no guarantee that these will be effective. A failure to recover higher costs or shortfalls in availability or quality could materially adversely impact the Continuing Group’s performance.

Retirement and Healthcare Benefits

The Continuing Group is at risk from potential shortfalls in the funding of its various retirement and healthcare benefit schemes

The liabilities of these schemes reflect our latest best estimate of life expectancy, inflation, discount rates and salary growth which may change. These schemes are generally funded externally under trust through investments in equities, bonds and other external assets, the values of which are dependent on, among other things, the performance of equity and debt markets, which can be volatile. Changes in the value of the assets or liabilities of these schemes and therefore their funding status may require additional funding from the employing entities and may adversely impact the Continuing Group’s financial condition.

2.	Internal Risks

Internal risks are those arising from factors primarily within the Continuing Group’s control, including from the Continuing Group’s structure and processes

Information Technology Infrastructure

The Cadbury Business depends on accurate, timely information and numerical data from key software applications to aid day-to-day business and decision-making

Any disruption caused by failings in these systems, of underlying equipment or of communication networks could delay or otherwise impact Cadbury’s day-to-day business and decision-making and have materially adverse effects on the Continuing Group’s performance.

Operational Interdependence

Cadbury’s operations in individual countries are increasingly dependent for the proper functioning of their business on other parts of the Cadbury Business in terms of raw material and product supply, new product and sales and marketing programme development, technology, funding and support services

Any underperformance or failure to control Cadbury’s operations in one country properly could therefore impact the Continuing Group’s businesses in a number of other countries and materially adversely impact the performance or financial condition of other business units or the Continuing Group as a whole.

Product Quality and Safety

Despite safety measures adopted by the Continuing Group, its products could become contaminated or not meet the required quality or safety standards

The Cadbury Business uses many ingredients, and there is a risk of either accidental or malicious contamination. Any contamination or failure to meet quality and safety standards may be costly and impact the Continuing Group’s reputation and performance.

Employees

The Continuing Group depends on the continued contributions of its executive officers and employees, both individually and as a group

While the Continuing Group reviews its people policies on a regular basis and invests significant resources in training and development and recognising and encouraging individuals with high potential, there can be no guarantee that it will be able to attract, develop and retain these individuals at an appropriate cost and ensure that the capabilities of the Group’s employees meets its business needs. Any failure to do so may impact the Continuing Group’s performance.

Licensing

The Group licences to third parties certain brand and product rights in specific geographies

While such licences are carefully controlled, inappropriate action or an incident at a licensee partner could occur and impact the reputation of Cadbury’s brands or the Continuing Group as a whole.

Outsourcing

The Continuing Group will increase its use of outsourcing and is at risk from a failure of third parties to deliver on their contractual commitments

Cadbury is increasing its use of outsourcing arrangements with third parties, notably in information technology, manufacturing, and finance and human resources operations. While the Cadbury Business has benefited from the expertise of these third parties, the Continuing Group is at risk from failures by these third parties to deliver on their contractual commitments, which may adversely impact the Continuing Group’s reputation and performance, and increase the Continuing Group’s costs.

Intellectual Property

The Continuing Group has substantial intellectual property rights and interests, which may require significant resources to protect and defend; the Continuing Group may also infringe others’ intellectual property rights and interests

The Continuing Group has substantial intellectual property rights and interests which are important to the Cadbury Business and may require significant resources to protect and defend. The Continuing Group may also infringe others’ intellectual property rights and interests and therefore be required to redesign or cease the development, manufacture, use and sale of its products so that they do not infringe others’ patent rights. This may require significant resources or not be possible. The Continuing Group may also be required to obtain licences to infringed intellectual property, which may not be available on acceptable terms, or even at all. Intellectual property litigation by or against the Continuing Group could significantly disrupt the Cadbury Business, divert management’s attention, and consume financial resources, and therefore have a materially adverse impact on the reputation, performance and financial condition of the Continuing Group.

3.	Execution Risks

Execution risks arise from the implementation of the Continuing Group’s strategy and its change and restructuring programmes, which aim to enhance long-term Shareowner value

Vision into Action

There can be no guarantee that the Continuing Group’s ‘Vision into Action’ plan will deliver improvements in business performance and the implementation of the plan may disrupt the Cadbury Business

On 19 June, 2007, the Company announced a new strategy for the confectionery business called “Vision into Action”, which includes a plan to improve its margin performance to achieve a mid-teens operating margin by 2011. This plan includes reductions in the number of factories and employees, material changes to the Group’s supply chain configuration, and to the structure and operation of other Group Functions. These changes increase the risk of significant disruption to the Continuing Group’s business, which may occur, for example, through defective execution of the Vision into Action plan, unforeseen events or workforce actions.

Cadbury plc expects to incur a restructuring charge of £450 million (of which around £50 million is non-cash) and invest £200 million of capital expenditure behind the Vision into Action plan. There can be no guarantee, however, that this investment, or Cadbury’s other or subsequent investments, will deliver the anticipated improvements in business performance.

Acquisitions and disposals

Risks inherent in the acquisition or disposal of businesses and brands may have an adverse impact on the Continuing Group’s business or financial results

From time to time the Continuing Group may make acquisitions and disposals of businesses and brands. While these are carefully planned, the rationale for them may be based on incorrect assumptions or conclusions and they may not realise the anticipated benefits or there may be other unanticipated or unintended effects. Additionally, while the Continuing Group seeks protection, for example through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. These factors may materially adversely impact the performance or financial condition of the Continuing Group.

4.	Financial Risks

The Continuing Group is exposed to market risks such as interest rate and exchange rate risks arising from its international business

The main financial risks facing the Continuing Group are fluctuations in foreign currency, interest rate risk, availability of financing to meet the Continuing Group’s needs and default by counterparties. Any of these financial risks may materially adversely impact the performance or financial condition of the Continuing Group. A detailed discussion of the Continuing Group’s financial risks can be found in the financial review on pages 42 and 43 of the 2007 Annual Report and Accounts (enclosed with this document).

5.	Risks relating to the Cadbury plc Ordinary Shares

The price of the Cadbury plc Ordinary Shares may be volatile and may be affected by a number of factors, some of which are beyond the Continuing Group’s control, which could cause the value of an investment in the Cadbury plc Ordinary Shares to decline

The price of the Cadbury plc Ordinary Shares could be subject to significant fluctuations because of the volatility of the stock market in general and a variety of other factors, some of which are beyond Cadbury plc’s control, including the other risks associated with an investment in the Cadbury plc Ordinary Shares described in this Part III.

Future equity issues could have an adverse effect on the market price of the Cadbury plc Ordinary Shares and dilute ownership

Future equity issues by Cadbury plc could have an adverse effect on the market price of the Cadbury plc Ordinary Shares and may also reduce the percentage ownership and voting interests of Cadbury plc’s existing shareowners. Moreover, Cadbury plc may issue new shares that have rights, preferences or privileges senior to those of the Cadbury plc Ordinary Shares.

The dividend policy of Cadbury plc is dependent on the financial condition of the Cadbury plc Group and the ability of Cadbury plc’s subsidiaries to pay dividends

Cadbury plc will only be able to pay dividends to holders of the Cadbury plc Ordinary Shares to the extent that it has profits available for this purpose and Cadbury plc may decide to use all or part of such profits for another purpose, for example, to invest in and further develop the Continuing Group’s business. There is no guarantee that Cadbury plc will be able to sustain its dividend policy in the future.

Cadbury plc will act as a holding company for the Continuing Group’s various operating subsidiaries and will not have any significant operations of its own. As a holding company, Cadbury plc will therefore be reliant on its subsidiaries as its principal source of cash to meet its obligations and pay dividends.

In addition, Cadbury plc’s ability to pay dividends will be restricted in the event that the Cadbury plc Reduction of Capital is not effected. The confirmation of the Cadbury plc Reduction of Capital is within the discretion of the Court and the Court can refuse to confirm the Cadbury plc Reduction of Capital if it considers it to be to the detriment of creditors.

Any change in current tax law or practice could adversely affect holders of Cadbury plc Ordinary Shares

Statements in this document concerning the taxation of holders of Cadbury plc Ordinary Shares are based on current tax law and practice which is subject to change, possibly with retrospective effect.

The taxation of an investment in Cadbury plc Ordinary Shares depends on the individual circumstances of Shareowners, and the summary of the UK and US taxation treatment of an investment in the Cadbury plc Ordinary Shares set out in Part XII of this document is intended as a general guide only. It does not address the specific tax position of every investor and only deals with rules of UK and US taxation of general application. Therefore, any investors who are in any doubt as to their tax position regarding the Cadbury plc Ordinary Shares, and any investors subject to tax in a jurisdiction other than the UK or the US, should consult their own independent tax advisers.

Holders of Cadbury plc Ordinary Shares in the United States and other overseas jurisdictions may not be able to participate in future equity offerings of Cadbury plc

The Companies Act provides for pre-emption rights to be granted to Cadbury plc’s existing shareowners, unless such rights are disapplied by shareowner resolution. However, US shareowners may not be entitled to exercise these rights unless the rights and the Cadbury plc Ordinary Shares issued pursuant to such rights are registered under the US Securities Act or an exemption from the registration requirements of the Securities Act is available. Cadbury plc has no current intention to seek such registration and would evaluate, at the time of any rights issue, whether the offer would qualify for an exemption, as well as the indirect benefits to Cadbury plc of enabling US shareowners to exercise rights and any other factors it considers appropriate at the time, prior to making a decision whether to utilise an exemption, if available, from the registration requirements of the US Securities Act. Similar issues may arise in relation to other overseas jurisdictions.

The ability of shareowners to bring legal action on behalf of themselves or Cadbury plc may be materially affected by the governance of English law

Cadbury plc is a public limited company incorporated under the laws of England and Wales. The rights of Shareowners are governed by English law and by Cadbury plc’s Memorandum and Articles as interpreted thereunder. These rights differ from the typical rights of shareowners in US corporations. In particular, English law currently limits the circumstances under which shareowners of English companies may bring actions on behalf of a company. In addition, English law does not afford appraisal rights to dissenting shareowners in the form typically available to shareowners in a US corporation.

PART C: RISKS ASSOCIATED WITH DPS AND THE AMERICAS BEVERAGES BUSINESS

Ownership of DPS’s Shares involves risk. You should understand and carefully consider the risks below, as well as all of the other information contained in this Circular, including the financial statements and the related notes. Some of the risks relate to the Americas Beverages business while others relate to the separation from Cadbury Schweppes and ownership of DPS Shares. DPS’s business may be adversely affected by risks and uncertainties not currently known to DPS. If any of these risks or uncertainties develop into actual events, DPS’s business and financial performance (including its financial condition, results of operations and cash flows) could be materially and adversely affected, and the trading price of the DPS Shares could decline.

Risks Related to the Americas Beverages Business

Americas Beverages operates in highly competitive markets

Americas Beverages’ industry is highly competitive. It competes with multinational corporations with significant financial resources, including Coca-Cola and PepsiCo. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. Americas Beverages also competes against a variety of smaller, regional and private label manufacturers. Smaller companies may be more innovative, better able to bring new products to market and better able to quickly exploit and serve niche markets. Its inability to compete effectively could result in a decline in its sales. As a result, DPS may have to reduce its prices or increase its spending on marketing, advertising and product innovation. Any of these could negatively affect its business and financial performance.

DPS may not effectively respond to changing consumer preferences, trends, health concerns and other factors

Consumers’ preferences can change due to a variety of factors, including aging of the population, social trends, negative publicity, economic downturn or other factors. For example, consumers are increasingly concerned about health and wellness, and demand for regular CSDs has decreased as consumers have shifted towards low or no calorie soft drinks and, increasingly, to non-CSDs, such as water, ready-to-drink teas and sports drinks. If DPS does not effectively anticipate these trends and changing consumer preferences and then quickly develop new products in response, its sales could suffer. Developing and launching new products can be risky and expensive. DPS may not be successful in responding to changing markets and consumer preferences, and some of its competitors may be better able to respond to these changes, either of which could negatively affect business and financial performance.

Cost of raw materials may increase substantially

The principal raw materials Americas Beverages uses in its business are aluminium cans and ends, glass bottles, plastic bottles and caps, paperboard packaging, high fructose corn syrup (“HFCS”) and other sweeteners, juice, fruit, electricity, fuel and water. The cost of the raw materials can fluctuate substantially. For example, aluminium, glass, plastic and HFCS prices increased significantly in 2006 and 2007. In addition, Americas Beverages is significantly impacted by increases in fuel costs due to the large truck fleet it operates in its distribution businesses. Under many of Americas Beverages’ supply arrangements, the price it pays for raw materials fluctuates along with certain changes in underlying commodities costs, such as aluminium in the case of cans, natural gas in the case of glass bottles, resin in the case of plastic bottles and caps, corn in the case of HFCS and pulp in the case of paperboard packaging. DPS expects these increases to continue to exert pressure on costs and it may not be able to pass along any such increases to customers or consumers, which could negatively affect business and financial performance.

Certain raw materials used by Americas Beverages are available from a limited number of suppliers and shortages could occur

Some raw materials used by Americas Beverages, such as aluminium cans and ends, glass bottles, plastic bottles, HFCS and other ingredients, are available from only a few suppliers. If these suppliers are unable or unwilling to meet DPS’s requirements, it could suffer shortages or substantial cost increases. Changing suppliers can require long lead times. The failure of suppliers to meet DPS’s needs could occur for many reasons, including fires, natural disasters, weather, manufacturing problems, disease, crop failure, strikes, transportation interruption, government regulation, political instability and terrorism. A failure of supply could also occur due to suppliers’ financial difficulties, including bankruptcy. Some of these risks may be more acute where the supplier or its plant is located in riskier or less-developed countries or regions. Any significant interruption to supply or cost increase could substantially harm DPS’s business and financial performance.

Substantial disruption to production at Beverage Concentrates or other manufacturing facilities could occur

A disruption in production at a beverage concentrates manufacturing facility, which manufactures almost all of Americas Beverages’ concentrates, could have a material adverse effect on DPS’s business. In addition, a disruption could occur at any of Americas Beverages’ other facilities or those of its suppliers, bottlers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, manufacturing problems, disease, strikes, transportation interruption, government regulation or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect DPS’s business and financial performance.

Products may not meet health and safety standards or could become contaminated

Americas Beverages has adopted various quality, environmental health and safety standards. However, its products may still not meet these standards or could otherwise become contaminated. A failure to meet these standards or contamination could occur in its operations or those of its bottlers, distributors or suppliers. This could result in expensive production interruptions, recalls and liability claims. Moreover, negative publicity could be generated from false, unfounded or nominal liability claims or limited recalls. Any of these failures or occurrences could negatively affect DPS’s business and financial performance.

Facilities and operations may require substantial investment and upgrading

Americas Beverages is engaged in an ongoing programme of investment and upgrading in its manufacturing, distribution and other facilities. DPS expects to incur substantial costs to upgrade or keep up-to-date various facilities and equipment or restructure its operations, including closing existing facilities or opening new ones. If Americas Beverages’ investment and restructuring costs are higher than anticipated or its business does not develop as anticipated to appropriately utilise new or upgraded facilities, DPS’s costs and financial performance could be negatively affected.

Weather and climate changes could adversely affect the business

Unseasonable or unusual weather or long-term climate changes may negatively impact the price or availability of raw materials, energy and fuel, and demand for Americas Beverages’ products. Unusually cool weather during the summer months may result in reduced demand for products and have a negative effect on DPS’s business and financial performance.

Americas Beverages depends on a small number of large retailers for a significant portion of its sales.

Food and beverage retailers in the United States have been consolidating. Consolidation has resulted in large, sophisticated retailers with increased buying power. They are in a better position to resist DPS’s price increases and demand lower prices. They also have leverage to require DPS to provide larger, more tailored promotional and product delivery programmes. If DPS, and its bottlers and distributors, do not successfully provide appropriate marketing, product, packaging, pricing and service to these retailers, its product availability, sales and margins could suffer. Certain retailers make up a significant percentage of Americas Beverages products’ retail volume, including volume sold by its bottlers and distributors. For example, Wal-Mart Stores, Inc., the largest retailer of Americas Beverages’ products, represented approximately 10 per cent. of revenues in 2007. Some retailers also offer their own private label products that compete with some of Americas Beverages’ brands. The loss of sales of any of products in a major retailer could have a material adverse effect on DPS’s business and financial performance.

Americas Beverages depends on third-party bottling and distribution companies for a substantial portion of its business.

Americas Beverages generates a substantial portion of its revenues from sales of beverage concentrates to third-party bottling companies. During 2007, approximately two-thirds of its beverage concentrates volume was sold to bottlers that it did not own. Some of these bottlers are partly owned by competitors, and much of their business comes from selling competitors’ products. In addition, some of the products Americas Beverages manufactures are distributed by third parties. As independent companies, these bottlers and distributors make their own business decisions. They may have the right to determine whether, and to what extent, they produce and distribute Americas Beverages products, our competitors’ products and their own products. They may devote more resources to other products or take other actions detrimental to the Americas Beverages brands. In many cases, they may be able to terminate their bottling and distribution arrangements with Americas Beverages without cause. DPS may need to increase support for the Americas Beverages brands in its territories and may not be able to pass on price increases to them. Their financial condition could also be adversely affected by conditions beyond DPS’s control and their business could suffer. Any of these factors could negatively affect DPS’s business and financial performance.

Americas Beverages’ intellectual property rights could be infringed or DPS could infringe the intellectual property rights of others and adverse events regarding licensed intellectual property, including termination of distribution rights, could harm its business

Americas Beverages possesses intellectual property that is important to its business. This intellectual property includes ingredient formulas, trademarks, copyrights, patents, business processes and other trade secrets. DPS and third parties, including competitors, could come into conflict over intellectual property rights. Litigation could disrupt the DPS business, divert management attention and cost a substantial amount to protect its rights or defend itself against claims. DPS cannot be certain that the steps it will take to protect its rights will be sufficient or that others will not infringe or misappropriate its rights. If it is unable to protect its intellectual property rights, its brands, products and business could be harmed.

Americas Beverages also licences various trademarks from third parties and licences its trademarks to third-parties. In some countries, other companies own a particular trademark which Americas Beverages owns in the United States, Canada or Mexico. For example, Dr Pepper is owned by Coca-Cola in certain other countries. Adverse events affecting those third parties or their products could affect the use of the trademark and negatively impact the Americas Beverages brands.

In some cases, Americas Beverages licenses products from third-parties which it distributes. The licensor may be able to terminate the license arrangement upon an agreed period of notice, in some cases without payment to Americas Beverages of any termination fee. The termination of any material license arrangement could adversely affect business and financial performance. For example, following its acquisition by Coca-Cola on 30 August, 2007, Energy Brands, Inc. notified Americas Beverages that it was terminating its distribution agreement for Glacéau products.

Litigation or legal proceedings could expose DPS to significant liabilities and damage DPS’s reputation

Americas Beverages is party to various litigation claims and legal proceedings. It evaluates these claims and proceedings to assess the likelihood of unfavourable outcomes and estimates, if possible, the amount of potential losses. It may establish a reserve as appropriate based upon assessments and estimates in accordance with its accounting policies. It bases its assessments, estimates and disclosures on the information available to it at the time and relies on legal and management judgment. Actual outcomes or losses may differ materially from assessments and estimates. Actual settlements, judgments or resolutions of these claims or proceedings may negatively affect DPS’s business and financial performance.

DPS may not comply with applicable government laws and regulations, and they could change

DPS is subject to a variety of federal, state and local laws and regulations in the United States, Canada, Mexico and other countries where Americas Beverages does business. These laws and regulations apply to many aspects of the business including the manufacture, safety, labelling, transportation, advertising and sale of its products. Violations of these laws or regulations could damage DPS’s reputation and/or result in regulatory actions with substantial penalties. In addition, any significant change in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, could result in increased compliance costs or capital expenditures. For example, changes in recycling and bottle deposit laws or special taxes on soft drinks or ingredients could increase its costs. Regulatory focus on the health, safety and marketing of food products is increasing. Certain state warning and labelling laws, such as California’s “Prop 65”, which requires warnings on any product with substances that the state lists as potentially causing cancer or birth defects, could become applicable to Americas Beverages’ products. Some local and regional governments and school boards have enacted, or have proposed to enact, regulations restricting the sale of certain types of soft drinks in schools. Any violations or changes of regulations could have a material adverse effect on DPS’s profitability, or disrupt the production or distribution of its products, and negatively affect its business and financial performance.

DPS may not be able to renew collective bargaining agreements on satisfactory terms, or it could experience strikes

Approximately 4,000 of Americas Beverages’ employees, many of whom are at key manufacturing locations, are covered by collective bargaining agreements. These agreements typically expire every three to four years at various dates. DPS may not be able to renew the collective bargaining agreements on satisfactory terms or at all. This could result in strikes or work stoppages, which could impair the ability to manufacture and distribute products and result in a substantial loss of revenues. The terms of existing or renewed agreements could also significantly increase DPS’s costs or negatively affect its ability to increase operational efficiency.

DPS could lose key personnel or may be unable to recruit qualified personnel

Performance significantly depends upon the continued contributions of DPS’s executive officers and key employees, both individually and as a group, and DPS’s ability to retain and motivate them. Americas Beverages’ officers and key personnel have many years of experience with the Group and in the beverages industry and it may be difficult to replace them. If DPS loses key personnel or is unable to recruit qualified personnel, its operations and ability to manage its business may be adversely affected. DPS does not have “key person” life insurance for any of its executive officers or key employees.

Benefits cost increases could reduce profitability

Profitability is substantially affected by the costs of pension, post-retirement medical and employee medical and other benefits. In recent years, these costs have increased significantly due to factors such as increases in health care costs, declines in investment returns on pension assets and changes in discount rates used to calculate pension and related liabilities. Although DPS will actively seek to control increases, there can be no assurance that it will succeed in limiting future cost increases, and continued upward pressure in these costs could have a material adverse affect on its business and financial performance.

Americas Beverages depends on key information systems and third-party service providers

Americas Beverages depends on key information systems to accurately and efficiently transact its business, provide information to management and prepare financial reports. Americas Beverages relies on third-party providers for a number of key information systems and business processing services, including hosting primary data centre and processing various accounting, order entry and other transactional services. These systems and services are vulnerable to interruptions or other failures resulting from, among other things, natural disasters, terrorist attacks, software, equipment or telecommunications failures, processing errors, computer viruses, hackers, other security issues or supplier defaults. Security, backup and disaster recovery measures may not be adequate or implemented properly to avoid such disruptions or failures. Any disruption or failure of these systems or services could cause substantial errors, processing inefficiencies, security breaches, inability to use the systems or process transactions, loss of customers or other business disruptions, all of which could negatively affect DPS’s business and financial performance.

DPS may not realise benefits of acquisitions

Americas Beverages has recently acquired various bottling and distribution businesses and is integrating these operations into its business. DPS may pursue further acquisitions of independent bottlers and distributors to complement existing capabilities and further expand the distribution of the Americas Beverages’ brands. DPS may also pursue the acquisition of brands and products to expand its brand portfolio. The failure to successfully identify, make and integrate acquisitions may impede the growth of the Americas Beverages’ business. The timing or success of any acquisition and integration is uncertain, requires significant expenses, and diverts financial and managerial resources away from Americas Beverages’ existing businesses. DPS also may not be able to raise the substantial capital required for acquisitions and integrations on satisfactory terms, if at all. In addition, even after an acquisition, DPS may not be able to successfully integrate an acquired business or brand or realise the anticipated benefits of an acquisition, all of which could have a negative effect on DPS’s business and financial performance.

The accounting treatment of goodwill and other identified intangibles could result in future asset impairments losses, which would adversely affect DPS’s financial performance

As of 31 December, 2007 Americas Beverages had approximately £4.8 billion of total assets, of which approximately £2.9 billion were intangible assets. Intangible assets include goodwill, and other intangible assets in connection with brands, bottler agreements, distribution rights and customer relationships. Americas Beverages conducts impairment tests on goodwill and all indefinite-lived intangible assets annually, as of 31 December, or more frequently if circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognised in an amount equal to that excess. Americas Beverages’ annual impairment analysis, performed as of 31 December, 2007, did not result in an impairment charge.

The impairment tests require Americas Beverages to make an estimate of the fair value of intangible assets. Since a number of factors may influence determinations of fair value of intangible assets, including those set forth in this discussion of “Risk Factors”, DPS is unable to predict whether impairments of goodwill or other indefinite lived intangibles will occur in the future. Any such impairment would result in DPS recognising a charge to its operating results, which may adversely affect its financial performance.

After the separation from Cadbury Schweppes, DPS will have a significant amount of debt, which could adversely affect its business and its ability to meet its obligations

After giving effect to the new financing arrangements that DPS expects to enter into in connection with the Demerger, DPS will have a significant amount of debt.

This significant amount of debt could have important consequences to DPS and its investors, including:

•	requiring a substantial portion of DPS’s cash flow from operations to make interest payments on this debt;

•	making it more difficult to satisfy debt service and other obligations;

•	increasing the risk of a future credit ratings downgrade of DPS debt, which could increase future debt costs;

•	increasing vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow the DPS business;

•	limiting DPS’s flexibility in planning for, or reacting to, changes in Americas Beverages’ business and the industry;

•	placing DPS at a competitive disadvantage to its competitors that may not be as highly leveraged with debt; and

•	limiting DPS’s ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent that DPS becomes more leveraged, the risks described above would increase. In addition, DPS’s actual cash requirements in the future may be greater than expected. DPS’s cash flow from operations may not be sufficient to repay at maturity all of the outstanding debt as it becomes due, and DPS may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance its debt.

Risks related to the separation from and relationship with Cadbury Schweppes

Americas Beverages’ historical financial performance may not be representative of its financial performance as a separate, stand-alone company

The historical financial information included in this Circular has been extracted without material adjustment from the consolidation schedules that underlie the audited financial statements of the Cadbury Schweppes Group for the financial year ended 31 December, 2007 and does not reflect what DPS’s financial condition, results of operations or cash flows would have been had DPS operated as a separate, stand-alone company during the periods presented. Cadbury Schweppes currently provides certain corporate functions to Americas Beverages and costs associated with these functions have been allocated to DPS. These functions include corporate communications, regulatory, human resources and benefits management, treasury, investor relations, corporate controller, internal audit, Sarbanes-Oxley compliance, information technology, corporate legal and compliance, and community affairs.

Significant changes are expected to occur in the cost structure, management, financing and business operations of Americas Beverages as a stand-alone entity as a result of its separation from Cadbury Schweppes. These changes are expected to increase expenses as DPS will incur stand-alone costs for services currently provided by Cadbury Schweppes, will need additional personnel to perform services currently provided by Cadbury Schweppes and will incur legal, accounting, compliance and other costs associated with being a public company with listed equity.

After the separation from Cadbury Schweppes, DPS may experience increased costs resulting from a decrease in the purchasing power and other operational efficiencies Americas Beverages currently has due to its association with Cadbury Schweppes

Americas Beverages has been able to take advantage of Cadbury Schweppes’ purchasing power in technology and services, including information technology, media purchasing, insurance, treasury services, property support and, to a lesser extent, the procurement of goods. As a smaller separate, stand-alone company, it may be more difficult for DPS to obtain goods, technology and services at prices and on terms as favourable as those available to Americas Beverages prior to the separation.

Prior to the Demerger Effective Time, DPS will enter into agreements with Cadbury plc, under which Cadbury plc will provide some of these services to DPS on a transitional basis, for which DPS will pay Cadbury plc. These services may not be sufficient to meet DPS’s needs and, after these agreements with Cadbury plc end, DPS may not be able to replace these services at all or obtain these services at acceptable prices and terms.

DPS’s ability to operate its business effectively may suffer if it does not cost effectively establish its own financial, administrative and other support functions to operate as a stand-alone company

Historically, Americas Beverages has relied on certain financial, administrative and other support functions of Cadbury Schweppes to operate its business. With the separation from Cadbury Schweppes, DPS will need to enhance its own financial, administrative and other support systems. It will also need to rapidly establish its own accounting and auditing policies. Any failure in its own financial or administrative policies and systems could impact its financial performance and could materially harm its business and financial performance.

The obligations associated with being a public company will require significant resources and management attention

In connection with the separation from Cadbury Schweppes and the distribution of the DPS Shares, DPS will become subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act and DPS will be required to prepare its financial statements according to accounting principles generally accepted in the United States (“US GAAP”) which differs from Americas Beverages’ historical method of preparing financials, which was generally pursuant to IFRS. In addition, the Exchange Act requires that DPS file annual, quarterly and current reports. Any failure to prepare and disclose this information in a timely manner could, subject DPS to penalties under federal securities laws, expose DPS to lawsuits and restrict DPS’s ability to access financing. The Sarbanes-Oxley Act requires that DPS, among other things, establish and maintain effective internal controls and procedures for financial reporting and DPS is presently evaluating existing internal controls in light of the standards adopted by the Public Company Accounting Oversight Board. During the course of its evaluation, DPS may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant cost to DPS and require DPS to divert substantial resources, including management time, from other activities.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of DPS’s internal control over financial reporting, starting with its 2009 annual report that DPS will file with the SEC in 2010. In preparation for this, DPS may identify deficiencies that DPS may not be able to remediate in time to meet the deadline for compliance with the requirements of section 404. Failure to satisfy the requirements of section 404 on a timely basis could result in the loss of investor confidence in the reliability of DPS’s financial statements, which in turn could have a material adverse effect on DPS’s business and the DPS Shares.

Risks related to the DPS Shares

DPS Shares have no existing public market and the price of the DPS Shares may be subject to volatility

Prior to the Demerger becoming effective, there will be no trading market for the DPS Shares and you will not be able to buy or sell the DPS Shares publicly. Although DPS intends to apply to have the DPS Shares authorised for listing on the New York Stock Exchange, it cannot predict the extent to which an active trading market for the DPS Shares will develop or be sustained after the Demerger becomes effective.

DPS has not and will not set the initial price of the DPS Shares. The initial price will be established by the public markets. DPS cannot predict the price at which the DPS Shares will trade after the Demerger becomes effective. In fact, the combined trading prices after the separation of the shares of the DPS Shares and the Cadbury plc Ordinary Shares that each Cadbury Schweppes Shareowner receives in connection with the Proposals may not equal the trading price of a Cadbury Schweppes Ordinary Share immediately prior to the separation. The price at which the DPS Shares trade is likely to fluctuate significantly, particularly until an orderly public market develops. Even if an orderly and active trading market for the DPS Shares develops, the market price of DPS Shares could be subject to significant volatility due to factors such as:

•	general economic trends and other external factors;

•	changes in DPS’s earnings or operating results;

•	success or failure of DPS’s business strategies;

•	failure of DPS’s financial performance to meet securities analysts’ expectations;

•	DPS’s ability to obtain financing as needed;

•	introduction of new products by DPS or its competitors;

•	changes in conditions or trends in DPS’s industry, markets or customers;

•	changes in governmental regulation;

•	depth and liquidity of the market for the DPS Shares; and

•	DPS’s operating performance and that of its competitors.

In the past, the stock markets have experienced significant price and volume fluctuations. Such fluctuations in the future could result in volatility in the trading price of the DPS Shares.

Following the Demerger becoming effective, substantial sales of DPS Shares could cause the DPS share price to decline

Sales of substantial amounts of DPS Shares (or shares issuable upon exercise of options), or the perception that these sales may occur, may cause the price of DPS Shares to decline and impede DPS’s ability to raise capital through the issuance of equity securities in the future. All of the DPS Shares will be freely transferable without restriction or further registration under the Securities Act, subject to restrictions that may be applicable to DPS’s “affiliates”, as that term is defined in Rule 144 of the Securities Act.

Index funds tied to the Standard & Poor’s 500 Index and other indices that hold Cadbury Schweppes Ordinary Shares are likely to be required to sell their DPS Shares received pursuant to the Demerger to the extent DPS is not included in the index. In addition, a significant percentage of Cadbury Schweppes Shareowners are not resident in the United States. Many of these Shareowners may sell their shares immediately following the Demerger Effective Time. The sale of significant amounts of DPS Shares for the above or other reasons, or the perception that such sales will occur, may cause the price of the DPS Shares to decline.

Provisions in Delaware law and DPS’s amended and restated certificate of incorporation and by-laws could delay and discourage takeover attempts that stockholders may consider favourable

Certain provisions in Delaware law and DPS’s certificate of incorporation and by-laws may make it more difficult for or prevent a third party from acquiring control of DPS or changing its board of directors. These provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices, or could deter potential acquirers or prevent the completion of a transaction in which DPS stockholders could receive a substantial premium over the then-current market price for their shares.

PART IV

SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE DEMERGER AGREEMENTS

A.	Separation Agreement

1.	Overview of the Separation Agreement

The Company intends to enter into the Separation Agreement with DPS (and, solely for the limited sections set forth therein, Cadbury plc) prior to the Final Court Hearing which will set forth the agreements with DPS regarding the principal transactions necessary to effect the Demerger. It will also set forth other agreements that govern certain aspects of Cadbury Schweppes’ and Cadbury plc’s relationship with DPS after completion of the Demerger (the “ancillary agreements”).

2.	Transfer of assets and assumption of liabilities

The Separation Agreement will identify assets to be retained or transferred, liabilities to be assumed and contracts to be assigned to each of Cadbury Schweppes, other members of the Continuing Group and the DPS Group as part of the Demerger and will describe when and how these transfers, assumptions and assignments will occur. In particular, the Separation Agreement will provide that, subject to the terms and conditions contained in the Separation Agreement:

•	all assets to the extent related to the Americas Beverages business (including stock of subsidiaries, real property, and intellectual property) will be retained by or transferred to the DPS Group, subject to any licences between the parties;

•	all assets to the extent related to the Cadbury Business (including stock of subsidiaries, real property, and intellectual property) will be retained by or transferred to Cadbury Schweppes or other members of the Continuing Group, subject to any licences between the parties;

•	liabilities will be allocated to, and assumed by the DPS Group to the extent they are related to the Americas Beverages business;

•	liabilities will be allocated to, and assumed by, Cadbury Schweppes or other members of the Continuing Group to the extent they are related to the Cadbury Business;

•	each party or one of its subsidiaries will assume or retain any liabilities relating to any of its or its subsidiaries’ or controlled affiliates’ debt, regardless of the issuer of such debt, to the extent relating to its business or secured exclusively by its assets;

•	except as otherwise provided in the Separation Agreement or any ancillary agreement, the one-time transaction costs and expenses in relation to the Demerger incurred on or prior to the Demerger Effective Time will be borne by Cadbury Schweppes and other members of the Continuing Group and after the Demerger will be borne by the party incurring such costs; and

•	other liabilities will be allocated to either Cadbury Schweppes and other members of the Continuing Group or to the DPS Group as set forth in the Separation Agreement.

Except as may expressly be set forth in the Separation Agreement or any ancillary agreement, all assets will be transferred on an “as is”, “where is” basis and the respective transferees will bear the economic and legal risks associated with the use of such respective assets both prior to and following the Demerger.

Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the Separation Agreement and the other agreements relating to the Demerger are, and following the Demerger may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the Separation Agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

To the extent that any transfers contemplated by the Separation Agreement have not been consummated on or prior to the Demerger Effective Time, the parties will agree to cooperate to effect such transfers as promptly as practicable. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Separation Agreement and the ancillary agreements.

3.	Inter-company balances between the Continuing Group and Americas Beverages

On or prior to the date of the Demerger, DPS will settle with Cadbury Schweppes all of the outstanding inter-company balances between the Continuing Group and Americas Beverages as of the date of the Demerger, other than inter-company balances arising from payables and receivables generated in the ordinary course of business or under agreements specifically contemplated by the Separation Agreement or any ancillary agreement to remain in effect following the Demerger.

4.	Releases and indemnification

Except as otherwise provided in the Separation Agreement or any ancillary agreement, each party will release and forever discharge each other party and its respective subsidiaries and affiliates and any person who was at any time prior to the Demerger Effective Time, a shareowner, director, officer, agent or employee of a member of the other party or one of its affiliates from all obligations and liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Demerger Effective Time. The releases will not extend to, among other things, obligations or liabilities under any agreements between the parties that remain in effect following the Demerger pursuant to the Separation Agreement or any ancillary agreement, liabilities specifically retained or assumed by or transferred to a party pursuant to the Separation Agreement or any ancillary agreement or to ordinary course trade payables and receivables.

In addition, the Separation Agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Americas Beverages business with DPS and financial responsibility for the obligations and liabilities of the Cadbury Business with Cadbury Schweppes. Specifically, each party will, and will cause its affiliates to, indemnify, defend and hold harmless the other party and its affiliates and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the Separation Agreement;

•	any breach by such party of any shared contract between the companies;

•	any liability for a misstatement or omission or alleged misstatement or omission of a material fact made after the Demerger Effective Time contained in a document filed with the FSA or SEC by the other party after the Demerger Effective Time based upon information that is furnished in writing by such party for inclusion in a filing by the other party; and

•	any breach by such party of the Separation Agreement, the ancillary agreements or any agreements between the parties specifically contemplated by the Separation Agreement or any ancillary agreement to remain in effect following the Demerger.

5.	Legal matters

In general, each party to the Separation Agreement will assume liability for all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed legal matters. Each party will cooperate in defending any claims against the other for events that took place prior to, on or after the date of the Demerger.

6.	Non-solicitation of employees

During the 18-month period following the Demerger, neither party will solicit for employment any of the employees of the other party, provided that this provision shall not prevent either party from advertising in publications of general circulation or soliciting or hiring any employees who were terminated by the other party.

7.	Intellectual property licences

Americas Beverages currently uses the Cadbury trademark, including variations and acronyms thereof (the “Cadbury Marks”). In addition, the Continuing Group currently uses various marks that Americas

Beverages business owns or holds for use or will own or hold for use following the Demerger (the “DPS Marks”). Under the Separation Agreement, the DPS Group and the Continuing Group will, among other things, have a royalty-free license of limited scope to continue to use the Cadbury Marks or the DPS Marks, as applicable, for up to fifteen (15) months in connection with its ongoing business. The Separation Agreement also will include licenses of certain copyrights and design rights from the DPS Group to the Continuing Group, and from the Continuing Group to the DPS Group.

8.	Insurance

The Separation Agreement will provide for the rights of the parties to report claims under existing insurance policies for occurrences prior to the Demerger and set forth procedures for the administration of insured claims. In addition, the Separation Agreement will allocate among the parties the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies.

9.	Other matters

Other matters governed by the Separation Agreement include, among others, access to financial and other records and information, intellectual property, legal privilege, confidentiality and resolution of disputes between the parties relating to the Separation Agreement and the ancillary agreements and the agreements and transactions contemplated thereby. The Company also intends to enter into agreements with DPS governing the ownership and licensing of know-how and the maintenance of shared domain names.

B.	Transition Services Agreement

The Company intends to enter into the Transition Services Agreement with DPS pursuant to which each party will provide certain specified services to the other on an interim basis for terms ranging generally from one month to one year following the Demerger. The specified services include services in the following areas: human resources, finance and accounting, intellectual property, information technology and certain other services consistent with past practices. The services will be paid for by the receiving party at a charge equal to the cost of the providing party as calculated in the Transition Services Agreement.

C.	Employee Matters Agreement

The Company intends to enter into the Employee Matters Agreement with DPS (and, solely for the limited sections set forth therein, Cadbury plc) providing for the parties’ respective obligations to their employees and former employees and for other employment and employee benefits matters. Under the terms of the Employee Matters Agreement, DPS will generally assume all liabilities and assets relating to employee benefits for Americas Beverages’ current and former employees, and Cadbury Schweppes will generally retain all liabilities and assets relating to employee benefits for current and former Continuing Group employees other than current or former employees of Americas Beverages.

On or prior to the date of the Demerger, sponsorship of the Cadbury Schweppes benefit plans that solely cover Americas Beverages’ current and former employees will be transferred to DPS, and the Cadbury Schweppes benefit plans that cover Americas Beverages’ current and former employees and also cover current and former Continuing Group employees will have been split into two separate plans, one covering Continuing Group employees and one covering Americas Beverages employees. Sponsorship of the plans covering Americas Beverages employees will be transferred to DPS.

For transferred plans that are funded, assets allocable to the liabilities of such plans are being transferred to related trusts established by DPS. As of the Demerger Effective Time, current and former employees of the DPS Group and the Continuing Group will receive credit for service for all periods of employment prior to the date of the Demerger for purposes of vesting, eligibility and benefit levels under any pension or welfare plan in which they participate following the Demerger. The Employee Matters Agreement also provides for sharing of certain employee and former employee information to enable the DPS Group and the Continuing Group to comply with their respective obligations.

In addition, the Employee Matters Agreement provides for the treatment of participants in the Employee Share Schemes who are employees of the DPS Group at the Demerger Effective Time. This treatment is summarised in paragraph 9 of Part II of this document.

D.	Tax-Sharing and Indemnification Agreement

Cadbury Schweppes intends to enter into the Tax-Sharing and Indemnification Agreement with DPS (and, solely for the limited section set forth therein, Cadbury plc) that sets forth the rights and obligations of each of the Continuing Group and the DPS Group with respect to taxes, including the computation and apportionment of tax liabilities relating to taxable periods before and after the Demerger and the responsibility for payment of those tax liabilities (including any subsequent adjustments to such tax liabilities). In general, under the terms of the Tax-Sharing and Indemnification Agreement, the Continuing Group and the DPS Group will each be responsible for taxes imposed on their respective businesses for all taxable periods, whether ending on, before or after the date of the Demerger. However, the DPS Group will be responsible for taxes attributable to certain assets of the confectionery business while owned by the DPS Group and the Continuing Group will be responsible for taxes attributable to certain assets of the Americas Beverages business while owned by the Continuing Group.

In addition, the Continuing Group and the DPS Group have undertaken certain restructuring transactions in anticipation of the Demerger (including transfers of confectionery business assets by the DPS Group to the Continuing Group) and the DPS Group has participated in various other transactions with the Continuing Group in taxable periods prior to the Demerger. Cadbury Schweppes will, subject to certain conditions and absent a change-in-control as described below, pay or indemnify DPS for taxes imposed on the DPS Group in respect of these transactions, including taxes resulting from either (i) a change in applicable tax law after the Demerger and prior to the filing of the relevant tax returns, or (ii) a subsequent adjustment by a taxing authority. These potential tax indemnification obligations of Cadbury Schweppes could be for significant amounts.

Notwithstanding these tax indemnification obligations of Cadbury Schweppes, if the treatment of these transactions as reported were successfully challenged by a taxing authority, DPS generally would be required under applicable tax law to pay the resulting tax liabilities in the event that either (i) Cadbury Schweppes were to default on its obligations to DPS, or (ii) DPS breached a covenant or failed to file tax returns, cooperate or contest tax matters as required by the Tax-Sharing and Indemnification Agreement, which breach or failure caused such tax liabilities. In addition, if DPS is involved in certain change-in-control transactions, the obligations of Cadbury Schweppes to indemnify DPS for additional taxes in respect of the restructuring and other transactions will terminate and Cadbury Schweppes will have no further obligations to indemnify DPS on account of such transactions. Thus, if a taxing authority successfully challenges the treatment of one or more of these transactions, and Cadbury Schweppes is not required to indemnify DPS, the resulting tax liability could be for significant amounts and could have a material adverse effect on DPS’s results of operations, cash flows and financial condition.

DPS will generally be required to indemnify Cadbury Schweppes for any liabilities, taxes and other charges that are imposed on the Continuing Group, including as a result of the Demerger failing to qualify for non-recognition treatment for US federal income tax purposes, if such liabilities, taxes or other charges are attributable to a breach by DPS of its representations or covenants. The covenants contained in the Tax-Sharing and Indemnification Agreement, for example, generally contain restrictions on DPS’s ability to (a) discontinue the active conduct of the historic business relied upon for purposes of the private letter ruling request submitted to the IRS, or liquidate, merge or consolidate the member of the DPS Group conducting such active business, (b) undertake certain transactions pursuant to which DPS stockholders would dispose of a substantial amount of DPS Shares, or (c) take any action inconsistent with the written statements and representations furnished to the IRS in connection with the private letter ruling request. Notwithstanding the foregoing, DPS will be permitted to take actions restricted by such covenants if Cadbury Schweppes provides DPS with prior written consent, or DPS provides Cadbury Schweppes with a private letter ruling or rulings from the IRS, or an unqualified opinion of counsel that is satisfactory to Cadbury Schweppes, to the effect that such action will not affect the tax-free nature of the Demerger or certain restructuring transactions, but DPS will remain liable for any liabilities, taxes and other charges imposed on members of the Continuing Group as a result of the Demerger or such restructuring transactions failing to qualify as tax-free transactions as a result of such action. These potential tax indemnification obligations of DPS could be for significant amounts.

Furthermore, the Tax-Sharing and Indemnification Agreement will set forth the rights of the parties in respect of the preparation and filing of tax returns, the control of audits or other tax proceedings and assistance and cooperation in respect of tax matters, in each case, for taxable periods ending on or before or that otherwise include the date of the Demerger. In addition, with respect to taxable periods before or that include the Demerger, Cadbury Schweppes will have significant control over the reporting of various restructuring transactions on tax returns of the DPS Group and over proceedings where Cadbury Schweppes is indemnifying DPS for taxes that are involved in such proceedings.

E.	Intellectual Property Agreements

Various agreements are in effect between members of the Continuing Group and members of the DPS Group relating to the use of certain trademarks, patents and other intellectual property. These include licences from the Continuing Group for the use of the Rose’s trademark and certain technology in the Americas Beverages business, and licences to the Continuing Group for the use of the Canada Dry trademark with Cadbury Schweppes’ Halls products in the US and the Snapple, Mott’s, Clamato and Holland House trademarks in the Continuing Group’s beverages business located principally in Australia.

PART V

FINANCIAL INFORMATION ON AMERICAS BEVERAGES

1.	Basis of Preparation

The following financial information relating to Americas Beverages has been extracted without material adjustment from the applicable consolidation schedules which support the audited financial statements of the Cadbury Schweppes Group for the 52 weeks ended 1 January, 2006 (“2005”), the year ended 31 December, 2006 (“2006”) and the year ended 31 December, 2007 (“2007” and together, “the three periods ended 31 December, 2007”).

The financial information has been aggregated using the principles of merger accounting as if the companies and businesses had been part of Americas Beverages throughout the entire period from 3 January, 2005, or from the date of acquisition by the Cadbury Schweppes Group if later. All transactions and balances between Americas Beverages group companies have been eliminated.

The financial information contained in paragraphs 2 and 3 of this Part V does not constitute statutory accounts for any company within the meaning of section 240 of the Companies Act. The statutory accounts for the Cadbury Schweppes Group in respect of each of the three periods ended 31 December, 2007 have been delivered to the Registrar of Companies. The auditors’ reports in respect of the statutory accounts for those three periods were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act. Deloitte & Touche LLP was the auditor of the Cadbury Schweppes Group in respect of each of the three periods ended 31 December, 2007.

The financial information contained in paragraphs 2 and 3 of this Part V sets out the financial information for Americas Beverages for the periods indicated. The financial information for Americas Beverages for the three periods ended 31 December, 2007 has been prepared under IFRS, using the accounting policies set out in the Company’s 2007 Annual Report and Accounts.

Shareowners should read the whole of this document and not just rely on the information contained in this section.

2.	Income Statements — Americas Beverages

	Year ended	Year ended	52 weeks ended
	31 December	31 December	1 January
	2007	2006	2006
	£m	£m	£m

Revenue	2,878	2,566	1,781
Cost of sales	(1,302)	(1,079)	(626)

Gross profit	1,576	1,487	1,155
Administrative expenses	(1,023)	(903)	(631)

Underlying profit from operations	553	584	524
Restructuring	(35)	(21)	(6)
Amortisation and impairment of acquired intangible assets	(24)	(19)	(2)
Non-trading items	(40)	17	20
Contract termination gain	31	—	—
IAS 39 Adjustment	1	1	1
Profit from operations	486	562	537

Share of result in associates	—	(1)	15

Profit before financing and taxation	486	561	552

Notes:

For all periods above, Cadbury Schweppes did not allocate its interest-bearing debt between the different businesses within the Cadbury Schweppes Group. Historically, Americas Beverages has been part of the Group tax and financing arrangements. It is not possible to provide a meaningful allocation of interest and tax costs which would have been incurred by Americas Beverages if it had operated as a stand-alone statutory entity. Therefore, the trading financial information above has only been prepared to the profit before financing and taxation level.

3.	Balance Sheet — Americas Beverages

As at
31 December
2007
£m

ASSETS
Non-current assets
Goodwill	866
Acquisition intangibles	2,057
Software intangibles	21
Property, plant & equipment	421
Investment in associates	7
Deferred tax assets	52
Trade and other receivables	44
Other investments	1

3,469
Current assets
Inventories	178
Trade and other receivables	337
Amounts due from other Cadbury Schweppes Group companies	9
Loans due from other Cadbury Schweppes Group companies	768
Tax recoverable	6
Cash and cash equivalents	34

1,332
Assets held for sale	1

TOTAL ASSETS	4,802

LIABILITIES
Current liabilities
Trade and other payables	(370)
Amounts due to other Cadbury Schweppes Group companies	(56)
Loans due to other Cadbury Schweppes Group companies	(2,558)
Tax payable	(17)
Short-term borrowings and overdrafts	(29)
Short-term provisions	(16)
Obligations under finance leases	—

(3,046)
Non-current liabilities
Trade and other payables	(4)
Retirement benefit obligation	(38)
Tax payable	(6)
Deferred tax liabilities	(748)
Long-term provisions	(4)
Obligations under finance leases	(9)

(809)

TOTAL LIABILITIES	(3,855)

NET ASSETS	947

EQUITY

CADBURY SCHWEPPES’ EQUITY INTEREST IN AMERICAS BEVERAGES	947

PART VI

INFORMATION ON THE CADBURY BUSINESS

This Part VI contains forward-looking statements that involve risks and uncertainties. Cadbury plc Group’s actual results could differ materially from those anticipated in these forward-looking statements as a result of such risks and uncertainties. Investors should read the section headed “Forward-Looking Statements” set out at the front of this document and Part III — “Risk Factors” for a discussion of risks and uncertainties related to these statements.

During the period between the Scheme becoming effective and the Demerger Effective Time, Americas Beverages will be part of the Cadbury plc Group. With effect from the Demerger Effective Time, Americas Beverages will no longer be part of the Cadbury plc Group.

The financial information in this Part VI is (unless otherwise indicated) extracted or derived, without material adjustment, from the Historical Financial Information of Cadbury Schweppes plc incorporated into this Circular by reference to Part X of the Prospectus. Investors should read the whole Circular and the information incorporated by reference into it and not just rely on key or summarised information in this Part VI.

Market share information and statements about the Group’s competitive position included in this Part VI are sourced from Euromonitor 2006 (and where available 2007), ACNielsen (2007 data), Information Resources Inc (2007 data) (“IRI”), the Shakai Chosa Retailer Index produced by Intage Co. (2007 data) or Beverages Digest (2006 data) unless otherwise stated. Statements about competitive position are based on retail sales value unless otherwise stated.

1.	Overview and key strengths

Following completion of the Demerger, the Cadbury Business will comprise its worldwide confectionery operations and its beverages business located principally in Australia. The governing objective remains to deliver superior Shareowner returns through delivering its financial scorecard (as described below) and through achieving its vision of being the biggest and best confectionery group in the world.

The Cadbury plc Board believes that the key strengths of the Cadbury Business are that:

•	it is the world’s largest confectionery company, with a 10 per cent. share of the global confectionery market, which is a large and growing market with attractive dynamics;

•	it commands the number one or number two positions in 20 of the world’s 50 largest confectionery markets;

•	it is the only confectionery business which has strong brands and competitive positions in all three categories of chocolate, gum and candy;

•	it has a strong presence in faster growing categories, with gum accounting for around one-third of total revenues; and

•	it commands the most broadly spread emerging markets presence, accounting for around one-third of total revenues.

2.	Origins and development

Introduction

The origins of the Cadbury Business can be traced back to the opening in 1824 by John Cadbury of a shop which sold cocoa products. In 1969, Cadbury Limited merged with the Schweppes beverages business to create Cadbury Schweppes.

In the last 25 years, the Company has significantly changed its geographic and product participation in the confectionery and beverages markets, mainly through a programme of business purchases and sales. In 1997, the Group adopted its ‘Managing for Value’ philosophy with the aim of delivering superior returns for its shareowners. The Group subsequently made disciplined capital allocation decisions focused on the two growing and profitable markets of confectionery and beverages, and it refined its portfolio through an active acquisition and disposal programme, which improved its participation in its chosen markets and strengthened its competitive position.

In March 2007, Cadbury Schweppes announced that it intended to separate its confectionery and Americas Beverages businesses, to allow their respective management teams to deliver enhanced shareowner returns as more focused businesses.

Confectionery

The acquisition of Adams for US$4.2 billion in 2003 was a significant step-change in the Group’s participation in the global confectionery market, both by category and by geography. Through Adams, the Group nearly doubled its global confectionery market share. Today, it has a 10 per cent. share of the global confectionery market, is the global number two company in gum with a 27 per cent. market share and is the number one candy player with a market share of 7 per cent. (Source: Euromonitor 2006). Adams significantly increased the Group’s presence in markets in North and South America, Europe and Asia, and resulted in higher growth in emerging markets which today represent around 30 per cent. of the Group’s confectionery revenues.

Following the Adams acquisition, the Group focused in confectionery on:

•	integrating the Adams business;

•	improving capabilities and commercial execution to increase revenue growth;

•	further strengthening its confectionery platform through selected bolt-on acquisitions; and

•	reducing costs through its ‘Fuel for Growth’ programme to improve margins and allow investment behind growth initiatives.

The Adams integration was completed one year ahead of schedule in 2005, with the business outperforming the acquisition plan. This was primarily due to the strength of the Group’s performance in major gum markets such as the US, and in the roll-out of Adams products and technologies across the Group, such as in France under the Hollywood brand and in Northern Europe and Russia under the Stimorol and Dirol brands.

Following the Adams acquisition, the Group launched its ‘Fuel for Growth’ cost saving programme. This programme was designed to reduce the Group’s direct and indirect cost base by £400 million by 2007 (later reduced to £360 million following the sale of the Group’s European Beverages business). A proportion of the cost savings from Fuel for Growth were reinvested to support growth initiatives, including increased investment in marketing, science & technology, innovation and commercial capabilities. As a result, confectionery innovation more than doubled in that period, with sales from innovative products increasing from 6 per cent. to 13 per cent. of revenue.

Since the Adams acquisition, the Group also invested in a small number of targeted bolt-on acquisitions in faster-growing, emerging markets and in brands with strong growth potential. The total investment has been approximately £500 million, with acquisitions including: Green & Black’s, the UK premium chocolate brand; Kent and Intergum, the leading candy and gum businesses respectively in Turkey; Dan Products, the leading gum business in South Africa; Kandia-Excelent, the second largest confectionery company in Romania; and Sansei Foods Co. Ltd, a Japanese functional candy company. At the same time, a number of small, low growth and non-core confectionery brands and businesses have been sold.

As a result of the investment in growth initiatives, the Group’s organic confectionery revenue growth increased from an average of 2-3 per cent. per annum between 1996 and 2002 to an average of 6 per cent. per annum between 2003 and 2007.

3.	Overview of the Cadbury Business

The global confectionery market

The Cadbury Business operates in the global confectionery market. The market is large, growing and has attractive dynamics.

The global confectionery market is the world’s fourth largest packaged food market. It represents 9 per cent. of the global packaged food market, and has a value at retail of US$141 billion. Chocolate is the largest category, accounting for over half of the global confectionery market by value.

Global Confectionery Market Category Share by US Dollar Value

Source: Euromonitor

Globally, confectionery is growing at around 5 per cent. per annum, and faster than many other packaged food markets.

Developed markets, which account for around 67 per cent. of the global market, grew 3 per cent. per annum between 2001 and 2006. Premium and wellness products, such as high cocoa solids chocolate and functional and sugar-free candy and gum, are driving growth in these markets. Growth in premium products increased chocolate market growth by around 1 per cent. per annum in the 2001 – 2006 period, while in wellness, sugar-free gum grew at around 8 per cent. per annum.

Confectionery: Developed Market Annual Compound Growth 2001 – 2006

Source: Euromonitor

Emerging markets grew at around 10 per cent. per annum between 2001 and 2006, with strong growth across all categories. Per capita consumption of confectionery in emerging markets is significantly below that in developed markets. Growth is being driven by increasing per capita consumption, which is closely correlated with per capita wealth increases, and by population growth.

Confectionery: Emerging Market Annual Compound Growth 2001 — 2006

Source: Euromonitor

By participant, the market is relatively fragmented, with the five largest confectionery companies accounting for less than 40 per cent. of the market and the top 10 less than 55 per cent. There are a large number of companies which participate in the markets on only a local or regional basis.

Market Share in the Global Confectionery Market (US Dollar Share)

	Global
	Confectionery
	Market	Chocolate	Gum	Candy

Cadbury Schweppes	10.1%	7.3%	27.0%	7.4%
Mars	8.9%	14.7%	—	2.8%
Nestle	7.7%	12.5%	0.1%	2.9%
Wrigley	5.5%	—	34.5%	2.2%
Hershey	5.5%	8.3%	1.3%	2.7%
Kraft	4.3%	7.8%	0.1%	0.3%
Ferrero	4.2%	6.8%	—	1.5%

Source: Euromonitor (2006 data)

Gum is the most concentrated category, with the two largest companies accounting for 62 per cent. in 2006. In chocolate, the five largest companies accounted for over half of the market, but in candy (sugar confectionery) the top five accounted for less than a quarter.

The confectionery market is primarily branded: there is a low level of private label sales and products are sold through a wide range of outlets.

Cadbury plc in the global confectionery market

Cadbury’s leadership of the global confectionery market by value is underpinned by number one or number two confectionery market positions in 20 of the world’s 50 largest confectionery markets by retail value. Markets where the Cadbury Business has number one or number two market positions accounted for around three-quarters of the Cadbury revenue in 2007.

In 2007 the Cadbury Business generated revenues of approximately £5 billion. Chocolate and cocoa-based beverages accounted for 42 per cent. of Cadbury revenue, gum 29 per cent., and candy 21 per cent. The Group also owns a non-alcoholic beverages business, located principally in Australia, which accounted for 8 per cent. of Cadbury revenue in 2007.

The Cadbury Business has a strong presence in faster growing categories and markets such as gum and emerging markets.

In 2007, wellness confectionery, including products like sugar-free and fat-free products and medicated candy grew in the confectionery market as a whole by 8 per cent. per annum from 2002–2007, against 5 per cent. growth for other products. Cadbury’s wellness sub-category, which includes dark chocolate, accounts for around 30 per cent. of Cadbury revenue.

The Cadbury Business also has the largest (by value) and most broadly spread emerging markets business of any confectionery group, which in 2007 accounted for approximately one-third of confectionery revenue. From 2004 to 2007, revenue of Cadbury’s emerging markets confectionery businesses grew on average by 12 per cent. per annum on a like-for-like basis.

The Cadbury Business competes against multinational, regional and national companies. Its brands include many global, regional and local favourites. Like the other top five chocolate groups, Cadbury’s chocolate share is built on regional strengths, including strong positions in the UK, Ireland, Australia, New Zealand, South Africa and India. The largest brand in chocolate is Cadbury Dairy Milk; other key brands are Creme Egg, Flake, and Green & Black’s.

The Cadbury Business has a number two position in gum with Trident being the largest brand. This position is built on strong market share in the Americas, in parts of Europe (including France, Spain and Turkey) and in Japan, Thailand and South Africa. Other brands include Hollywood, Stimorol, Dentyne, Clorets and Bubbaloo.

In candy, Cadbury’s largest brand is Halls, which accounts for around one-third of its candy revenues, and other significant regional and local brands include Bassett’s, Maynards, The Natural Confectionery Company and Cadbury Eclairs.

The Cadbury Business uses a wide variety of raw materials purchased from a broad range of suppliers. Principal inputs are packaging materials (such as paper and plastics), sugar and other sweeteners, cocoa and dairy products. The Continuing Group will seek to minimise the impact of price fluctuations and ensure security of supply by entering into forward purchase agreements and long-term contracts where appropriate.

Many of Cadbury’s businesses are seasonal, with sales influenced primarily by the weather, holidays and religious festivals. For the confectionery business as a whole, the second half of the year is typically the half with the greater revenue and profits.

Continuing Group Strategy

The ‘Vision into Action’ plan

The Continuing Group’s strategy for the years 2008-2011 is embodied in its ‘Vision into Action’ business plan. Under it, the governing objective remains to deliver superior Shareowner returns through achieving its vision of being the biggest and best confectionery group in the world.

Following the Demerger, Cadbury plc aims to achieve this vision through delivering its financial scorecard. The financial scorecard for the 2008-2011 period is as follows:

•	annual organic revenue growth of 4-6 per cent.;

•	total confectionery share gain;

•	mid-teens trading margin by 2011;

•	strong dividend growth;

•	efficient balance sheet; and

•	growth in return on invested capital.

The Continuing Group will focus on the following priorities to deliver its financial scorecard and its vision:

•	to drive growth through a concentration on “fewer, faster, bigger, better” participation and innovation (bringing to market more quickly a smaller number of larger projects with greater impact), supported by the global category structure introduced in 2006;

•	to drive cost and efficiency gains to help achieve the margin goal;

•	to continue to invest in capabilities to support growth and efficiency agendas;

•	to increase focus on capital allocation decisions to drive growth in return on invested capital; and

•	at the same time, retaining commitments to growing sustainably and to Cadbury Schweppes’ strong cultural heritage.

Revenue growth of 4-6 per cent. per annum

The Continuing Group’s goal is to grow revenue on a base business basis by between 4-6 per cent. per annum, reflecting the growth prospects of the Cadbury Business. This goal is underpinned by global confectionery market growth of around 5 per cent. per annum over the last five years and by Cadbury’s greater weighting toward higher growth categories such as gum and emerging markets. It also accommodates some brand portfolio rationalisation as described below.

Category focus for scale and simplicity

To help drive revenue growth, under its structure of managing each confectionery category on a global basis, the Continuing Group will focus its resources on advantaged markets in each category where innovative products will be developed and launched. In innovation, the number of smaller, non-advantaged innovation projects will be reduced and increased resources will be applied to larger innovations from which the Cadbury Business can derive competitive advantage.

Drive advantaged, consumer-preferred brands and products

The Continuing Group will also increase its focus on its biggest, most advantaged brands, and on key markets. As part of this focus, some of the smaller brands and products in the portfolio, accounting for approximately 5 per cent. of confectionery revenue, are being rationalised over the plan period.

The Continuing Group will focus its resources on its top 13 brands, which accounted for approximately 50 per cent. of confectionery revenue in 2007, have grown base business revenue at 10 per cent. in 2007, and have gross margins that are around 8 per cent. higher than the confectionery portfolio overall. The focus will be on five brands which have the strongest potential in existing and new markets (Cadbury, Trident, Halls, Green & Black’s and The Natural Confectionery Company) on a global basis. The remaining eight brands in the top 13 are: in chocolate, Creme Egg and Flake; in gum, Hollywood, Dentyne, Stimorol, Clorets and Bubbaloo; and in candy, Eclairs.

The Continuing Group will also increasing its focus on a limited number of markets in each category, based on their size today or their potential for future scale and growth. Six countries are common across all categories: the US, the UK, Mexico, Russia, India and China. The remaining countries vary by category: in chocolate, they are South Africa and Australia; in gum, Brazil, France, Japan and Turkey; and in candy, Brazil, France, South Africa and Australia. Other similar, affinity markets are being clustered around these lead focus markets, and initiatives are being rolled out from lead markets into these affinity markets.

Accelerate new market entry via “Smart Variety”

The Continuing Group aims to accelerate its entry into markets where it does not currently have a presence via the “Smart Variety” model, which uses existing distribution strength to expand into new categories. Cadbury ultimately aims to have a strong position in all three confectionery categories in the markets in which it operates. Recent initiatives in pursuit of this goal include the launch of gum in the UK market under the Trident brand to complement an existing strong presence in chocolate and candy, and the launch of Halls in France.

Create advantaged customer partnerships via total confectionery solutions

The Cadbury Business is focusing its efforts on seven leading customers and three trade channels. These seven leading customers accounted for over 10 per cent. of confectionery revenue in 2007, and these revenues grew by 12 per cent. The Directors believe that the Cadbury Business is uniquely placed to support these customers given that it will be the only major confectionery group with a substantial presence across all three confectionery categories, and, given that, for the top three global retailers, it has more total confectionery leadership positions than competitors in their key markets.

Expand platforms through acquisition

As the leading global confectionery business, Cadbury plc will continue to investigate available confectionery opportunities to grow its platform. Its focus will be on bolt-on acquisitions to enhance existing positions in growing categories and markets and it will only undertake acquisitions if these fit with its strategy and meet its stringent criteria for value creation.

Significant increase in operating margins to mid-teens by 2011

Following the Demerger, Cadbury plc’s goal is to increase operating margins to mid-teens by 2011.

A programme of cost reduction and efficiency is being undertaken, which will result in an exceptional restructuring charge of approximately £450 million, of which around £50 million is expected to be non-cash. In addition, the programme will require incremental capital expenditure of around £200 million over the next three years. Delivery of the programme is being supervised by a Global Performance Director.

Cost reduction initiatives are impacting all parts of the Cadbury Business, in sales, general and administration (SG&A) costs and supply chain, in the regions and at the centre. SG&A cost reductions began to deliver benefits from early 2007 while supply chain configuration benefits will reduce manufacturing costs from 2009 onwards. Initiatives include:

•	combining the central London headquarters with the new Britain, Ireland, Middle East and Africa region and Britain & Ireland business in a new location west of London during the second quarter of 2008;

•	clustering a number of countries which have previously been run as individual operations;

•	adopting a more centralised decision-making process to category and brand management; and

•	additional outsourcing opportunities in the areas of back-office processing, IT and liquid chocolate production.

Consequently, over the 2007 to 2011 period, around 15 per cent. of Cadbury’s manufacturing sites around the world are expected to be closed and it is anticipated that headcount will also be reduced as a result.

In addition to the contribution from this cost reduction programme, it is expected that margins will benefit from:

•	improved operating margin performance in key emerging markets, notably China, Russia and Nigeria;

•	a focus of resource on categories and brands which are growing faster and which earn above average returns; and

•	strengthened profit performance from the confectionery business in Britain & Ireland, where performance has been below expectations.

Strong dividend growth

The Continuing Group intends to target a dividend payout ratio in the medium term of 40-50 per cent. of earnings. In the shorter term, the Continuing Group intends to pursue a progressive dividend policy reflecting its confidence in the ‘Vision into Action’ plan and the earnings potential of the business.

Maintaining an efficient balance sheet

The Continuing Group will manage its capital base efficiently and will target a capital structure consistent with maintaining an investment grade credit rating.

Growing return on invested capital

The combination of higher revenue growth and margin improvement is expected to drive growth in the Continuing Group’s return on invested capital. The Continuing Group also expects to continue its disciplined approach to capital allocation and working capital management, and to continue to recycle capital from low-growth and non-core businesses into organic investment and bolt-on acquisitions with a greater potential for higher growth and returns as appropriate.

New organisational structure to drive growth and returns

The Cadbury Business was organised into four regions with effect from 1 July, 2007. The four regions are: Britain, Ireland, Middle East and Africa (“BIMA”); Europe (including Russia and Turkey); Americas Confectionery; and Asia Pacific. Further information on each of these regions is set out below.

In 2006, the commercial operations of the Cadbury Business were reorganised under a category structure, with each of the three confectionery categories of chocolate, gum and candy managed on a global basis. This structure will be further embedded in the regions to ensure excellence of execution and to increase efficiency.

Within regions, the Cadbury Business will also be clustered to reduce the number of business units and increase focus, and global, regional and business unit head offices will be co-located to reduce building and back-office costs. Further savings will be achieved through allocating dual roles to functional leaders to reduce headcount and increase efficiency of decision-making.

Continuing to invest in capabilities

The Continuing Group will continue to invest in capabilities to support its growth and efficiency agendas.

The Continuing Group will continue to embed its “Building Commercial Capabilities” programme, which aims to improve commercial decision-making and marketing and sales expertise by defining a common way of marketing and selling across the business. Cadbury plc also intends to invest further in developing its Science and Technology capabilities.

The clustering and delayering of the organisation, and an increasing level of outsourcing, will also assist Cadbury in its goal of streamlining processes so that it has world-class capabilities across the business, including in supply chain, finance and IT.

Sustainability commitments

The Continuing Group will retain commitments to growing sustainably and to its strong cultural heritage.

Within the overriding goal of being performance driven, but values led, the Continuing Group’s aims are to:

•	promote responsible consumption of its products;

•	ensure ethical and sustainable sourcing of raw materials and other inputs;

•	prioritise quality and safety;

•	reduce carbon and water use, and packaging;

•	nurture and reward colleagues; and

•	invest in the communities in which it operates.

The Group’s approach to this area is discussed in its Corporate and Social Responsibility Report (published every two years). In 2006, the Group’s Corporate and Social Responsibility Report set out goals and sustainability commitments for the period 2006 – 2010 in five key areas: marketing, food and consumer issues; ethical sourcing; environment, health and safety; human rights and employment standards; and community involvement.

On 2 July, 2007 the Group launched a new environmental strategy designed to reduce the Group’s environmental impact by minimising the use of energy, packaging and water through adopting absolute rather than relative targets, which are:

•	to reduce net absolute carbon emissions by 50 per cent. by 2020, with a minimum of 30 per cent. from company actions;

•	to reduce packaging used per tonne of product by 10 per cent., and by 25 per cent. in more highly packaged seasonal and gifting items;

•	to use more environmentally sustainable forms of packaging, aiming for 60 per cent. biodegradable packaging and 100 per cent. of secondary packaging being recyclable; and

•	to ensure that all “water scarce” sites have water reduction programmes in place.

Cadbury plc Group structure

The Continuing Group will be managed by the Cadbury plc Board, which will delegate day-to-day management to the Chief Executive’s Committee. The Cadbury Business is organised into four regional operating units and six global functions. Each region focuses on commercial operations in its geographical area, and also maintains teams from each of the six functions.

Cadbury plc Board of Directors and Chief Executive’s Committee

Following the Demerger, the Cadbury plc Board will be responsible for the Continuing Group’s overall management and performance, and the approval of the Continuing Group’s long-term objectives and commercial strategy.

The Chief Executive’s Committee, which comprises the Chief Executive Officer, the leader of each region and function, and the Cadbury plc Group Strategy Director, will report to the Cadbury plc Board and will be accountable for the day-to-day management of the Continuing Group’s operations and the implementation of strategy. This team will responsible to the Cadbury plc Board for driving high level performance of the growth, efficiency and capability programmes, as well as for resource allocation.

The CEC will develop global commercial strategy and will address supply chain and major operating issues arising in the normal course of business. This includes reviewing the regions’ and functions’ performance contracts, and determining necessary action relating to financial policy, targets, results and forecasts. It will approve some capital and development expenditures according to authorities delegated by the Cadbury plc Board, will report to the Cadbury plc Board on the Continuing Group’s sources and uses of funds, cash position and capital structure, and will review the structure and policy of Cadbury plc’s borrowings. The CEC will evaluate foreign exchange, interest rate and other risk management policies and will submit an annual risk management report to the Cadbury plc Board. It will also review proposed acquisitions and disposals, joint ventures and partnerships before submission to the Cadbury plc Board, and will review and approve legal and human resources matters.

Further details on the Cadbury plc Board and the Chief Executive’s Committee are contained in Part VII of this document.

The Cadbury Business

Regions and Functions

The Cadbury Business’ four regions are: Britain, Ireland, Middle East and Africa (“BIMA”); Europe; Americas Confectionery; and Asia Pacific. The functions are Supply Chain; Commercial; Science and Technology; Human Resources; Finance; and Legal and Secretariat. Each function has a small central team based at Group Headquarters and regional presences coordinated by the central team.

This structure will enable the regions to focus on delivering Cadbury’s commercial agenda and top-line growth, and will allow the functions to develop and drive global strategies and processes towards best in class performance, while remaining closely aligned to the regions’ commercial interests.

(A)	Regions

Market share information in this section, except where otherwise indicated, is sourced from the latest available information from Nielsen or IRI.

The charts below show the relative size of Cadbury’s regions (excluding the costs of the Central function) in 2007:

FY 2007 Revenue by Region

FY 2007 Underlying Profit from Operations

Source: 2007 Annual Report and Accounts

Britain, Ireland, Middle East and Africa (BIMA)

		% of Cadbury
	FY 2007	Business Total[1]

Revenue	£1,579m	31%
Underlying profit from operations	£169m	25%
Underlying operating margin	10.7%	—
Profit from operations	£99m	19%
Number of manufacturing sites	21	—

Main markets	UK, Ireland, South Africa, Egypt, Nigeria
Main brands	Cadbury, Green & Black’s, Trident, Stimorol, Chiclets, Bassett’s, Halls, Maynards, The Natural Confectionery Company, Tom Tom, Bournvita

1 Excludes Central

Source: 2007 Annual Report and Accounts

The BIMA region is Cadbury’s largest in terms of revenue. It mainly comprises chocolate businesses in the UK, Ireland, South Africa and Nigeria, but also includes market leading gum businesses in South Africa and Egypt, and candy businesses throughout the region.

Britain and Ireland is the largest confectionery business in BIMA, representing around 80 per cent. of revenue. The Cadbury Business currently has a leading 28.1 per cent. share in the UK, the world’s second largest confectionery market. In the UK and Ireland, Cadbury sells chocolate principally under the Cadbury and Green & Black’s brands, and candy products under brands including Bassett’s, Halls, Maynards, The Natural Confectionery Company and Trebor. Trident gum was launched in the UK in early 2007 and has secured a 10 per cent. market share during the year.

Cadbury is the leading confectionery group in Africa. In the Middle East and Africa, the Continuing Group’s main confectionery operations are in South Africa, Nigeria and Egypt.

In South Africa, the Cadbury has the leading confectionery market share at 31 per cent. It sells chocolate and candy under the Cadbury and Halls brands, and, with the acquisition of the Dan Products business in 2006, Cadbury now has a leading share of the South African gum market, mainly under the Stimorol brand, at 57 per cent.

In 2006, the Group increased its shareholding in Cadbury Nigeria to 50.02 per cent. The Nigerian business sells candy, food beverages and bubble gum. Its lead brands include Tom Tom, the biggest selling candy of the Cadbury Business in Africa, Bournvita and Bubba bubble gum. In Egypt, Cadbury sells products under the Cadbury, Bim Bim and Chiclets brand names and has a 41 per cent. share of the confectionery market. The Cadbury Business also operates in Morocco, Lebanon, Ghana and Kenya.

Europe

		% of Cadbury
	FY 2007	Business Total[1]

Revenue	£879m	17%
Underlying profit from operations	£91m	14%
Underlying operating margin	10.4%	—
Profit from operations	£70m	14%
Number of manufacturing sites	18

Main markets	France, Poland, Spain, Russia, Turkey, Greece, Scandinavia, Romania
Main brands	Hollywood, Halls, Wedel, Trident, Dirol, Stimorol, Kent, Poulain, First, Falim

1 Excludes Central

Source: 2007 Annual Report and Accounts

The Europe region comprises businesses in Western and Eastern Europe (including Russia and Turkey), excluding the UK and Ireland. It sells candy and gum, with the only significant chocolate businesses in Poland, Russia and France.

France is the region’s largest operating unit and the Cadbury Business has the leading position in the French confectionery market – the world’s eighth largest. It has a 47 per cent. share of the French gum market, principally under the Hollywood brand, and also sells candy under the La Pie Qui Chante and Caŕambar brands, and chocolate, mainly under the Poulain brand. In 2007, Halls was launched in France, and the brand now has a 5 per cent. share of the candy market.

Gum is sold under the Trident brand in Spain, Portugal and Greece, and under the Stimorol and V6 brands in Switzerland, Denmark, Belgium and Sweden, while candy is sold under the Halls brand in Spain and Greece. Chocolate is sold under the Wedel brand in Poland, where Cadbury has a 15 per cent. market share. The Cadbury Business also operates in the Netherlands selling mainly gum.

Other important businesses in the Europe region are Russia and Turkey. Cadbury has a 27 per cent. share of the gum market in Russia through the Dirol brand, and also sells medicated candy under the Halls brand and chocolate under the Cadbury brand. In Turkey, Cadbury has the leading share of the candy market at 54 per cent., with brands including Kent, Missbon, Olips and Jelibon. The acquisition of Intergum, the leading Turkish gum business, which completed in August 2007, has resulted in Cadbury having a 63 per cent. share of the Turkish gum market, primarily under the Trident, First and Falim brands.

In June 2007, the Group acquired 93.32 per cent. of Kandia-Excelent, which has a 21 per cent. share of the Romanian confectionery market, resulting in Cadbury having a 27 per cent. share of candy and the second largest share of the chocolate market at 18 per cent. Since its initial acquisition, the Group has now increased its shareholding in Kandia-Excelent to 95 per cent.

Americas Confectionery

		% of Cadbury
	FY 2007	Business Total[1]

Revenue	£1,372m	27%
Underlying profit from operations	£248m	37%
Underlying operating margin	18.1%	—
Profit from operations	£205m	39%
Number of manufacturing sites	8	—

Main markets	US, Canada, Mexico, Brazil, Argentina, Colombia, Venezuela
Main brands	Trident, Halls, Dentyne, Stride, Bubbas, Clorets, Chiclets, Cadbury

1 Excludes Central

Source: 2007 Annual Report and Accounts

Cadbury has businesses in all the Americas region’s major countries, including the US, Canada, Mexico, Brazil, Argentina, Venezuela and Colombia. Approximately 54 per cent. of sales are in the US and Canada, with the remainder in Mexico and Latin America. Outside Canada, the region sells principally gum and candy. Four brands (Trident, Dentyne, Halls and the Bubbas) account for around 6 per cent. of revenue.

In the US, the world’s largest confectionery market, Cadbury has the second largest market share in gum at 34 per cent., mainly through the Trident and Dentyne brands, and the leading share at 56 per cent. in cough/cold confectionery through Halls. In 2006, a new US gum brand, Stride, was launched, which now has a 5 per cent. share of the US gum market.

Cadbury is also the largest confectionery business in Canada, the world’s eleventh largest confectionery market, with an overall 20 per cent. market share, and has leading market positions in gum, candy and cough/cold confectionery, and a top three position in chocolate.

In Latin America, Cadbury has the leading overall confectionery market share at 18 per cent., double that of its nearest competitor. It has a 65 per cent. share of the Latin American gum market, and leading market shares in gum in Mexico, Brazil, Venezuela, Argentina and Colombia. It also has the second highest share of the candy confectionery market at 9 per cent. The Cadbury Business has a broad-reaching distribution infrastructure in Latin America which enables it to supply a diverse customer base of small shops and kiosks. In Mexico, Cadbury has a 78 per cent. share of the gum market and an 85 per cent. share of the candy market (source: Euromonitor 2006). Other brands sold in the Americas region include Chiclets, Clorets, Swedish Fish, Sour Patch Kids, Beldent, Bazooka and Mantecol.

Asia Pacific

		% of Cadbury
	FY 2007	Business Total[1]

Revenue	£1,254m	25%
Underlying profit from operations	£159m	24%
Underlying operating margin	12.7%	—
Profit from operations	£146m	28%

Number of manufacturing sites	19 confectionery, 7 beverages
Main markets	Australia, New Zealand, India, Japan, Thailand, China, Malaysia, Indonesia, Singapore, Philippines, Korea

Main Confectionery brands	Cadbury, Halls, Recaldent, Clorets, Bournvita, The Natural Confectionery Co.
Main Beverage brands	Schweppes, Solo, Spring Valley, Sunkist

1 Excludes Central

Source: 2007 Annual Report and Accounts.

Asia Pacific comprises confectionery operations in Australia, New Zealand, India, Japan, Malaysia, Indonesia, Thailand and China, and a beverages business, located principally in Australia, which accounts for approximately 32 per cent. of the region’s revenue.

In 2006, the Group entered the Vietnamese market through a third-party distribution agreement, and in 2007 strengthened its position in the Japanese candy market with the acquisition of 96 per cent. of Sansei Foods Co. Ltd, a Japanese functional candy company.

Australia and New Zealand are Cadbury’s largest markets in the region. It has a leading position in the Australian confectionery market, with a number one position in chocolate (53 per cent. market share), and a strong presence in candy. Cadbury’s main chocolate brand in Australia is Cadbury Dairy Milk and in New Zealand, brands include Cadbury Dairy Milk and Moro. Cadbury has a number one position in New Zealand’s confectionery market with a 47 per cent. share.

The products of the Group’s beverages business, located principally in Australia, are sold under the Schweppes, Cottee’s, Solo, Spring Valley and Sunkist brand names. The Cadbury Business has a licence to manufacture, sell and distribute certain Gatorade products, to bottle, sell and distribute Pepsi, 7UP and Mountain Dew and to distribute Red Bull. The beverages business manufactures, distributes and markets its own products, and also manufactures concentrates and bottles products for other manufacturers.

Other significant markets in this region include India, Japan and Thailand. Cadbury’s Indian business has a leading presence in chocolate with a 71 per cent. market share, and also sells candy under the Eclairs and Halls brands and Bournvita. In Japan, Cadbury sells mainly gum under the Recaldent and Clorets brands, and has the number two position in gum with a 20 per cent. market share.

The Cadbury Business also has leading market shares in Thailand in gum and candy at 63 per cent. and 31 per cent. respectively. In Malaysia, it has a number one market share in chocolate at 29 per cent., and, in gum, a number two position through the Dentyne brand, with a 19 per cent. market share.

(B)	Functions

Supply Chain

Supply Chain ensures the reliable supply of products whether manufactured by the Cadbury Business or by a third party. Supply Chain’s role encompasses sourcing of ingredients and packaging materials, planning, manufacturing, distribution and customer services, as well as quality and safety of products, and employee safety. Supply Chain is responsible for managing the fixed assets of the Group’s manufacturing facilities and warehouses.

Commercial

The role of Commercial is to facilitate higher revenue growth from the business units than they could otherwise achieve on a stand-alone basis. Commercial defines category and portfolio strategy; ensures the Cadbury Business has best-in-class commercial capabilities; partners with other functions such as

Science and Technology and Supply Chain in creating innovation; and coordinates brand management, consumer insights, and global customer strategy.

Science and Technology

Science and Technology leads Cadbury’s technical innovation programme. This function sets and communicates global technical priorities, establishes and co-ordinates the science agenda and facilitates global knowledge management and best-practice transfer. It prioritises and funds technology developments which underpin the innovation agenda, including longer-term globally-applicable development programmes. It also co-ordinates nutrition initiatives as a key element of Cadbury’s food policy and, together with Group Legal, creates a strategy for Cadbury’s intellectual property assets.

Cadbury uses its own Science and Technology facilities as well as those of suppliers and has a growing number of external collaborations with university, consultant and industrial partners. Cadbury’s major Science and Technology facilities are at Reading, UK, Hanover Park, New Jersey, and Trumball, Connecticut, USA. The Reading facility provides science and technology support to Cadbury both globally and to the BIMA and Europe region and to third parties. Hanover Park serves Americas Confectionery and Trumball serves Americas Beverages. Cadbury also has a number of smaller facilities which support business units.

Human Resources

The role of the Human Resources function is to improve performance by enhancing the effectiveness of day-to-day working practices, Cadbury plc’s people capabilities and the quality of their output. Human Resources supports the business in delivering its goals: by putting in place the right people for the right job; by helping develop and support the most effective organisational strategies and structures; and by attracting, retaining and developing employees and rewarding the right behaviours and outcomes.

Finance

The role of Finance is focused on a strong business partnership with the commercial operators in the Cadbury Business, while maintaining a robust financial control environment. The function sets low cost, IT-enabled common internal processes and standards for financial reporting and control, and ensures high quality external reporting which complies with all applicable laws and regulations. It is responsible for setting Cadbury’s annual contracts (or budgets), for developing longer-term strategy and for managing acquisitions and disposals. It is also responsible for managing financial communications and Cadbury’s relationship with the investment community.

Legal and Secretariat

Legal and Secretariat partners and supports the regions and other functions by taking responsibility for a broad range of legal and secretarial activities. These include corporate governance matters; compliance with US and UK securities regulation and legislation; effective management of the Cadbury Business intellectual property portfolio; mergers and acquisitions; litigation management; general contract work and incident management.

PART VII

INFORMATION ON CADBURY PLC AND THE
CADBURY PLC SHARES

1.	Incorporation and activity

Cadbury plc was incorporated and registered in England and Wales under the Companies Act as a public limited company with registered number 6497379 on 7 February, 2008.

The principal legislation under which the Company operates is the Companies Act, the Companies Act 2006, and regulations made thereunder. The principal legislation under which the Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares have been created is the Companies Act and regulations made thereunder.

Cadbury plc is domiciled in the United Kingdom and its registered and head office is at 25 Berkeley Square, London W1J 6HB. The telephone number of the Company’s registered office is +44 (0)20 7409 1313.

Cadbury plc has not traded since its incorporation. Deloitte & Touche LLP, whose address is Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR, are the auditors of the company and have been the only auditors of the company since its incorporation. Deloitte & Touche LLP is a member firm of the Institute of Chartered Accountants in England and Wales.

2.	Share capital

On incorporation the authorised share capital of Cadbury plc was £50,000 divided into 50,000 ordinary shares of £1 each. Of such shares, two ordinary shares were issued, fully paid, to the subscribers to the memorandum of association (the “Subscriber Shares”).

On 14 February, 2008, the 49,998 unissued ordinary shares were reclassified as 49,998 redeemable non-voting preference shares of £1 each (the “Redeemable Preference Shares”) and were issued to UBS AG at par value credited as fully paid to enable Cadbury plc to obtain a trading certificate pursuant to section 117 of the Companies Act and the Articles were amended to include the rights of the Redeemable Preference Shares (as described in section 4 below of this Part VII).

Accordingly, as at the date of this document, the authorised, issued and fully paid share capital of Cadbury plc is as follows:

	Authorised		Issued and fully paid
Class	Number	Nominal value	Number	Nominal value

Subscriber Shares	2	£2	2	£2
Redeemable Preference Shares	49,998	£49,998	49,998	£49,998

By ordinary and special resolutions passed at general meetings of Cadbury plc held on 5 March, 2008 and 11 March, 2008 it was resolved THAT:

(A)	the Scheme be approved and Cadbury plc be authorised to appear by counsel at all necessary court hearings and to undertake to the Court to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to the Scheme;

(B)	with effect from the Scheme Effective Date, the authorised share capital of Cadbury plc be increased from £50,000 to £17,500,050,000 by the creation of 2,500,000,000 Cadbury plc Ordinary Shares of 500 pence each and 1,000,000,000 Cadbury plc Beverage Shares of 500 pence each;

(C)	with effect from the Scheme Effective Date, the new Cadbury plc Articles be adopted (as described in section 4 below of this Part VII);

(D)	with effect from the Scheme Effective Date, each Subscriber Share be converted into and redesignated as a deferred share of £1 each (the “Cadbury plc Deferred Shares”) having the rights and being subject to the conditions set out in article 4.1(C) of the Cadbury plc Articles as adopted pursuant to resolution (C) above;

(E)	subject to and conditional upon the issue of the Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares in the capital of Cadbury plc pursuant to the Scheme, the share capital of Cadbury plc be reduced:

(i)	by cancelling paid-up share capital to the extent of 490 pence on each Cadbury plc Ordinary Share in issue as at the Cadbury plc Reduction of Capital Record Time and reducing the nominal value of each such Cadbury plc Ordinary Share from 500 pence to 10 pence;

(ii)	by reducing the nominal value of each unissued Cadbury plc Ordinary Share as at the Cadbury plc Reduction of Capital Record Time from 500 pence to 10 pence;

(iii)	by cancelling and extinguishing all of the Cadbury plc Beverage Shares in issue as at the Cadbury plc Reduction of Capital Record Time on terms that the holders of such Cadbury plc Beverage Shares shall each receive 12 DPS Shares for every 36 Cadbury plc Beverage Shares held at the Cadbury plc Reduction of Capital Record Time;

(iv)	by cancelling and extinguishing all of the authorised and unissued Cadbury plc Beverage Shares as at the Cadbury plc Reduction of Capital Record Time;

(v)	by cancelling and extinguishing all of the Cadbury plc Deferred Shares in issue as at the Cadbury plc Reduction of Capital Record Time on terms that the holders of such Cadbury plc Deferred Shares shall each be paid in cash an amount equal to the nominal value of the Cadbury plc Deferred Shares held by them together with any accrued income in accordance with the Cadbury plc Articles; and

(vi)	by cancelling and extinguishing all of the Redeemable Preference Shares in issue as at the Cadbury plc Reduction of Capital Record Time on terms that the holders of such Redeemable Preference Shares shall each be paid in cash an amount equal to the nominal value of the Redeemable Preference Shares held by them together with any accrued income in accordance with the Cadbury plc Articles;

(F)	with effect from registration by the Registrar of Companies of the order of the Court confirming the Cadbury plc Reduction of Capital, the Cadbury plc Articles be amended by deleting the share rights of the Cadbury plc Beverage Shares, the Redeemable Preference Shares and the Cadbury plc Deferred Shares contained therein;

(G)	subject to and conditional upon the issue of the Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares in the capital of Cadbury plc pursuant to the Scheme, the Demerger be approved and in connection therewith:

(i)	the directors of Cadbury plc be and are hereby authorised and instructed to do or procure to be done all such acts and things on behalf of Cadbury plc and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger; and

(ii)	the entry by Cadbury plc into (a) the Separation Agreement with Cadbury Schweppes and DPS; (b) the Tax-Sharing and Indemnification Agreement with Cadbury Schweppes and DPS; (c) the Employee Matters Agreement with Cadbury Schweppes and DPS; and (d) such other documents as the directors deem to be necessary or desirable for the purpose of giving effect to the Demerger, be and is hereby approved and the directors (or a duly authorised committee of the directors) be authorised to carry the same into effect;

(H)	with effect from the Scheme Effective Date, the Cadbury plc Directors be authorised generally and unconditionally to exercise all the powers of Cadbury plc to allot relevant securities (as defined in section 80 of the Companies Act):

(i)	up to a maximum aggregate nominal amount of £17,500,000,000 as required for the purposes of the Scheme; and

(ii)	up to a maximum aggregate nominal amount of £45,824,212 (representing approximately one third of the expected issued ordinary share capital of Cadbury plc immediately after the registration by the Registrar of Companies of the order of the Court confirming the Cadbury plc Reduction of Capital), at any time or times before the conclusion of the first annual general meeting of Cadbury plc (unless previously revoked or varied by Cadbury plc in general meeting), and such authority shall extend to the making before such expiry of an offer or an agreement that would or might require relevant securities to be allotted after such expiry and the Cadbury plc Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred by the resolution had not expired;

(I)	with effect from the Scheme Effective Date, the Cadbury plc Directors be empowered pursuant to section 95 of the Companies Act to allot equity securities (as defined in section 94(2) of the Companies Act) for cash pursuant to the authority conferred by resolution (H) above and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Companies Act, as if section 89(1) of the Companies Act did not apply to any such allotment, provided that the power granted by the resolution shall be limited to:

(i)	the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of Cadbury plc Ordinary Shares or other equity securities in the capital of Cadbury plc (excluding any holder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Cadbury plc Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange, or any other matter whatsoever); and

(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £6,873,632 (representing approximately five per cent. of the expected issued ordinary share capital of Cadbury plc immediately after the registration by the Registrar of Companies of the order of the Court confirming the Cadbury plc Reduction of Capital);

and shall expire at the conclusion of the first annual general meeting of Cadbury plc save that such authority shall extend to the making before such expiry of an offer or an agreement that would or might require equity securities to be allotted after such expiry and the Cadbury plc Directors may allot equity securities in pursuance of that offer or agreement as if the authority conferred by this resolution had not expired;

(J)	with effect from the Scheme Effective Date, Cadbury plc be generally authorised pursuant to and in accordance with section 166 of the Companies Act to make market purchases (as defined in section 163(3) of the Companies Act) of Cadbury plc Ordinary Shares upon and subject to the following conditions:

(i)	the maximum number of such Cadbury plc Ordinary Shares authorised by the resolution to be acquired is that number of Cadbury plc Ordinary Shares which has a total nominal value of £13,747,264 (representing approximately ten per cent. of the expected issued ordinary share capital of Cadbury plc immediately after the registration by the Registrar of Companies of the order of the Court confirming the Cadbury plc Reduction of Capital);

(ii)	the minimum price, exclusive of expenses, which may be paid for each such Cadbury plc Ordinary Share is an amount equal to the nominal value of each such Cadbury plc Ordinary Share;

(iii)	the maximum price, exclusive of expenses, which may be paid for any such Cadbury plc Ordinary Share is an amount equal to 105 per cent. of the average of the middle market quotations for the Cadbury plc Ordinary Shares taken from the Official List for the five business days immediately preceding the day on which such Cadbury plc Ordinary Share is contracted to be purchased;

(iv)	the authority conferred by the resolution shall expire at the conclusion of the first annual general meeting of Cadbury plc; and

(v)	Cadbury plc may enter into a contract or contracts for the purchase of such Cadbury plc Ordinary Shares before the expiry of the authority conferred by the resolution which would or might be completed wholly or partly after its expiry;

(K)	with effect from the Scheme Effective Date, Cadbury plc be authorised to serve any notice or send or supply any other document or information to a member (or where applicable a nominee) by making the notice or document or information available on Cadbury plc’s website or by using other electronic means;

(L)	with effect from the Scheme Effective Date, the establishment of the Cadbury plc Share Schemes, the principal features of which are summarised in section 8 of Part XIII of this document, be approved and the Cadbury plc Directors be authorised to do all such things as may be necessary to establish and carry the same into effect and the Cadbury plc Directors be authorised to vote and be counted in the quorum on any matter connected with the Cadbury plc Share Schemes (except that no Cadbury plc Director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the Cadbury plc Articles be relaxed;

(M)	with effect from the Scheme Effective Date, the proposed increase in the maximum value of an annual award under The Cadbury plc 2008 Long Term Incentive Plan to 300 per cent. of basic pay be approved; and

(N)	with effect from the Scheme Effective Date, the Cadbury plc Directors be authorised to establish additional employee share schemes for overseas employees of the Continuing Group containing such provisions as the Cadbury plc Directors may decide subject to the following:

(i)	such schemes must operate within the limits on the number of new Cadbury plc Ordinary Shares which may be made available from time to time under the share schemes referred to in (L) above (the “existing schemes”);

(ii)	such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities or exchange control laws, contain limitations so as to ensure, so far as the Cadbury plc Directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the existing schemes;

(iii)	once established the provisions of such schemes may not be amended without the prior approval of Cadbury plc in general meeting if such approval would be required to amend the comparable provisions in the existing schemes; and

the Cadbury plc Directors be authorised to vote and be counted in the quorum on any matter connected with the schemes referred to in this resolution (except that no Cadbury plc Director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the Cadbury plc Articles be relaxed.

Under the Scheme, Cadbury plc will issue Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares credited, as fully paid, to the Scheme Shareowners on the basis of 64 Cadbury plc Ordinary Shares and 36 Cadbury plc Beverage Shares for every 100 Scheme Shares held at the Scheme Record Time. It is proposed then to convert the Subscriber Shares into deferred shares (the Cadbury plc Deferred Shares). Accordingly, the proposed authorised, issued and fully paid share capital of Cadbury plc as it will be immediately following Admission (on the basis that the Subscriber Shares have been converted into the Cadbury plc Deferred Shares and that all options and awards in Cadbury Schweppes have been exercised before the Second Court Hearing) is as follows:

	Authorised		Issued and fully paid
		Nominal value		Nominal value
Class	Number	per share	Number	per share

Cadbury plc Ordinary Shares	2,500,000,000	500 pence	1,391,256,931	500 pence
Cadbury plc Beverage Shares	1,000,000,000	500 pence	782,582,023	500 pence
Redeemable Preference Shares	49,998	£1	49,998	£1
Cadbury plc Deferred Shares	2	£1	2	£1

Under the Cadbury plc Reduction of Capital, the nominal value of each Cadbury plc Ordinary Share will be decreased from 500 pence (or such lower nominal value as Cadbury plc may decide) to 10 pence (or such other nominal value as Cadbury plc may decide) and each of the Cadbury plc Beverage Shares, the Deferred Shares and the Redeemable Preference Shares will be cancelled.

Immediately following the Cadbury plc Reduction of Capital, Cadbury plc’s share capital will therefore consist exclusively of the Cadbury plc Ordinary Shares. The Cadbury plc Ordinary Shares are ordinary shares, prior to the Cadbury plc Reduction of Capital becoming effective, of 500 pence each (or such lower nominal value as Cadbury plc may decide) and, following the Cadbury plc Reduction of Capital becoming effective, of 10 pence each (or such other nominal value as Cadbury plc may decide), in the capital of

Cadbury plc. The ISIN for the Cadbury plc Ordinary Shares is GB00B2PF6M70. The Cadbury plc Ordinary Shares will be in registered form and will be eligible for electronic settlement. The Cadbury plc Ordinary Shares can be held in certificated form. In addition, the Cadbury plc Ordinary Shares can be held within CREST so that, should they wish to, investors will be able to hold their Cadbury plc Ordinary Shares in uncertificated form. No temporary documents of title have been or will be issued in respect of the Cadbury plc Ordinary Shares. The rights attaching to the Cadbury plc Ordinary Shares will be equivalent to the rights attaching to the Cadbury Schweppes Ordinary Shares in all material respects, including their dividend, voting and other rights.

The Cadbury plc Beverage Shares are non-transferable temporary securities and will not be listed and will therefore not have a tradable market value. They will be issued with a nominal value of 500 pence per share and will remain in existence on the Cadbury plc Register until they are cancelled pursuant to the Cadbury plc Reduction of Capital or, if the Demerger does not become effective by the Demerger Long Stop Date, be reclassified as Cadbury plc Ordinary Shares (such reclassification to be deemed effective upon admission to trading on the London Stock Exchange’s main market for listed securities). The purpose of their issue is to facilitate the Demerger pursuant to the Cadbury plc Reduction of Capital. No share certificates or temporary documents of title will be issued in respect of the Cadbury plc Beverage Shares.

Further information on the rights attaching to the Cadbury plc Ordinary Shares and the Cadbury plc Beverage Shares is set out in section 4 of this Part VII.

Application will be made to the UK Listing Authority for up to 1,413,679,158 Cadbury plc Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for up to 1,413,679,158 Cadbury plc Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange’s main market for listed securities, constitutes admission to official listing on a regulated market. Application will also be made to list the Cadbury plc ADRs representing Cadbury plc Ordinary Shares on the New York Stock Exchange. As at the date of this Circular, no Cadbury plc Ordinary Shares are admitted to trading on a regulated market. If the Scheme proceeds as currently envisaged, it is expected that Admission will become effective, and that dealings in the Cadbury plc Ordinary Shares will commence on the London Stock Exchange, at 8.00 a.m. (London time) on 2 May, 2008. No application has been or is currently intended to be made for the Cadbury plc Ordinary Shares to be admitted to listing or dealt in on any other exchange.

If the Demerger does not become effective by the Demerger Long Stop Date, up to 782,582,023 Cadbury plc Beverage Shares will be reclassified as Cadbury plc Ordinary Shares effective from Admission of those Cadbury plc Ordinary Shares. In such circumstances, application will be made to the UK Listing Authority for up to a further 782,582,023 Cadbury plc Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for up to a further 782,582,023 Cadbury plc Ordinary Shares to be admitted to trading on the London Stock Exchange’s main market for listed securities and the Prospectus will also constitute a prospectus in relation to the Admission of such Cadbury plc Ordinary Shares.

As at 13 March, 2008 (being the latest practicable date prior to the publication of this document) and save as disclosed in this document, there has been no issue of share or loan capital by Cadbury plc since its incorporation and no share or loan capital of Cadbury plc is under option or agreed, conditionally or unconditionally, to be put under option.

Cadbury Schweppes plc does not hold any Cadbury Schweppes Ordinary Shares in treasury. As at 13 March 2008 (being the latest practicable date prior to the publication of this document), Cadbury plc does not hold any Cadbury plc Ordinary Shares in treasury.

No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any share capital of Cadbury plc.

The Cadbury plc Ordinary Shares and the Cadbury plc Beverage Shares have not been marketed and are not available in whole or in part to the public otherwise than pursuant to the Scheme.

3.	Memorandum of association

Cadbury plc’s principal objects are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The objects of Cadbury plc are set out in full in clause 4 of its memorandum which is available for inspection at the addresses specified in paragraph 19 of Part XIII.

4.	Cadbury plc Articles of Association

The Cadbury plc Articles were adopted on 5 March, 2008 and will take effect from the Scheme Effective Date. They contain (among others) provisions to the following effect:

Share rights

Subject to applicable statutes (in this section “legislation”) and existing shareowners’ rights, Cadbury plc may issue shares with any rights or restrictions attached to them. These rights or restrictions can be decided either by an ordinary resolution passed by the shareowners or by the Cadbury plc Directors as long as there is no conflict with any resolution passed by the shareowners. Redeemable shares may be issued. Subject to the legislation and existing shareowners’ rights, unissued shares are at the disposal of the Cadbury plc Directors.

(A)	The rights attaching to the Cadbury plc Ordinary Shares are as follows:

(i)	Voting rights

Every shareowners present in person or proxy at a general meeting or class meeting has one vote on a show of hands (excluding any member holding shares as treasury shares). On a poll, every shareowner present in person or by proxy has one vote for every share held by him. This is subject to any rights or restrictions which are given to any class of shares or upon which any shares may be held at the relevant time and to the Articles.

If more than one joint shareowner votes (including voting by proxy), the only vote which will count is the vote of the person whose name is listed before the other voters on the register for the share.

(ii)	Dividends and other distributions

The shareowners may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Cadbury plc Directors. Subject to applicable legislation, the Cadbury plc Directors may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the company, in the opinion of the Cadbury plc Directors, justifies any such payments. If the Cadbury plc Directors act in good faith, they are not liable for any loss that shareowners may suffer because a lawful dividend has been paid on other shares that rank equally with or behind their shares.

Unless the rights attached to any shares, or the terms of any shares, say otherwise, all dividends will be divided and paid in proportions based on the amounts paid up on the shares during any period for which the dividend is paid. Dividends may be declared or paid in any currency, unless the rights attached to any shares or the terms of any shares or the Cadbury plc Articles say otherwise.

The Cadbury plc Directors may if authorised by an ordinary resolution of the shareowners offer ordinary shareowners (excluding any member holding shares as treasury shares) the right to choose to receive extra shares which are credited as fully paid instead of some or all of their cash dividend (scrip dividends).

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment will be forfeited and go back to the company unless the Cadbury plc Directors decide otherwise.

The company may stop sending dividend payments through the post or cease using any other method of payment (including payment through CREST) if (a) for two consecutive dividends the payments sent through the post have been returned undelivered or remain uncashed during the period for which they are valid or the payments by any other method have failed, or (b) for any one dividend, the payment sent through the post has been returned undelivered or remains uncashed during the period for which it is valid or the payment by any other method has failed and reasonable enquiries have failed to establish any new postal address or account of the registered shareowner. The company will recommence sending dividend payments if requested in writing by the shareowner or the person entitled by law to the shares.

(B)	The rights attaching to the Cadbury plc Beverage Shares are as follows:

(i)	if the Cadbury plc Reduction of Capital has become effective by the Demerger Long Stop Date, the Cadbury plc Beverage Shares shall be cancelled and each holder of a Cadbury plc

Beverage Share shall be entitled to receive 12 DPS Shares for every 36 Cadbury plc Beverage Shares that they hold at the Cadbury plc Reduction of Capital Record Time;

(ii)	if the Cadbury plc Reduction of Capital has not become effective and the Cadbury plc Beverage Shares have not been cancelled by the Demerger Long Stop Date, the Cadbury plc Beverage Shares shall be reclassified as Cadbury plc Ordinary Shares, such reclassification to become effective upon Admission of such Cadbury plc Ordinary Shares;

(iii)	Cadbury plc Beverage Shares shall have no right to dividends or other distributions;

(iv) (a)	on a return of capital on a winding-up or otherwise, the holders of the Cadbury plc Beverage Shares shall be entitled to the surplus assets attributable to the company’s direct or indirect interest in DPS remaining after payment of the liabilities of the company attributed to its direct or indirect interest in DPS. Such assets shall be distributed among the holders of the Cadbury plc Beverage Shares in proportion to the amount paid up or credited as paid up on each Cadbury plc Beverage Share; and

(b)	the Cadbury plc Beverage Shares shall have no other rights to participate in the profits, income, assets or capital of the company;

(v)	holders of Cadbury plc Beverage Shares shall have no right to transfer any Cadbury plc Beverage Shares;

(vi) (a)	unless a resolution to vary the rights of Cadbury plc Beverage Shares is proposed, holders of Cadbury plc Beverage Shares shall not be entitled to receive notice of nor to attend (either in person or by proxy) any general meeting of the company. Holders of Cadbury plc Beverage Shares shall have no right to speak or vote at any such meeting;

(b)	if a resolution to vary the rights of the Cadbury plc Beverage Shares is proposed, the holders of Cadbury plc Beverage Shares shall be entitled to receive notice of and to attend (either in person or by proxy) and vote at the general meeting of the company at which such resolution is to be voted upon. Upon a show of hands every such holder who is present in person shall have one vote and upon a poll every such holder who is present in person or by proxy shall have one vote for every Cadbury plc Beverage Share held by him; and

(c)	the rights conferred upon the holders of the Cadbury plc Beverage Shares shall not be deemed to be varied by the Cadbury plc Reduction of Capital.

(C)	The rights and restrictions attaching to the Cadbury plc Deferred Shares are as follows:

With effect from the coming into effect of the Scheme, the rights and restrictions attached to the Cadbury plc Deferred Shares shall be as set out below:

(i)	the holders of the Cadbury plc Deferred Shares shall not be entitled to any dividends or distributions in respect of such shares;

(ii)	the amount that would otherwise be distributed to the holders of the Cadbury plc Deferred Shares out of the surplus assets of the company remaining after the payment of its liabilities on a winding up shall be limited to the nominal value of each Cadbury plc Deferred Share they hold which shall be paid only after the holders of any and all other classes of share in the capital of the company then in issue shall have received the nominal value of those shares (or any capital entitlement specified as an alternative to that nominal value) in respect of the relevant shares held by them at that time;

(iii)	the Cadbury plc Board may decline to register any transfer of any of the Cadbury plc Deferred Shares to any person of whom they do not approve and decline to give any reason for that disapproval. If the Cadbury plc Board declines to register a transfer of any of the Cadbury plc Deferred Shares, they shall within two months after the date transfer was lodged with the company send to the transferee notice of their declining to register the transfer and the relevant instrument of transfer; and

(iv)	the holders of the Cadbury plc Deferred Shares shall have no right as such to receive notice of or attend or vote at any general meeting of the company unless a resolution is to be proposed to wind up the company or a resolution is to be proposed which varies, modifies, alters or abrogates the rights attaching to the Cadbury plc Deferred Shares.

(D)	The rights and restrictions attaching to the Redeemable Preference Shares are as follows:

(i)	each holder of Redeemable Preference Shares shall be entitled, in priority to all other classes of shares in issue from time to time, to be paid out of profits of the company available for distribution a cumulative dividend for each Redeemable Preference Share, payable on 31 December annually, at a rate per annum equal to one per cent. of its paid up nominal value (pro rata temporis, in the case of a period of less than a year and provided that no such dividend shall be payable in respect of any period ending on or prior to 31 May, 2008);

(ii)	on a return of capital on a winding-up or a reduction of capital or otherwise (other than on conversion, redemption or purchase of shares or a capitalisation issue), each Redeemable Preference Share shall confer on the holder of that Redeemable Preference Share the right, before repayment of the capital paid up on other classes of share capital, to repayment of the nominal amount paid up on the Redeemable Preference Share together with any arrears, deficiency or accruals of any dividend, such arrears, deficiency or accruals to be calculated to the date of the return of capital and to be payable whether or not such dividend has been declared or earned. The Redeemable Preference Shares shall not confer any further right to participate in the surplus assets of the company;

(iii)	the Redeemable Preference Shares shall carry no votes and a holder of a Redeemable Preference Share shall not, by virtue of its holding of that Redeemable Preference Share, have any right to receive notice of, attend, speak or vote at any general meeting of the company unless a resolution is proposed to wind up the company or a resolution is to be proposed which varies, modifies, alters or abrogates the rights attaching to the Redeemable Preference Shares;

(iv)	Redemption

(a)	subject to the provisions of the legislation, a Redeemable Preference Share shall be redeemed 100 years from its date of issue or at any time prior thereto at the option of the company. The holder of a Redeemable Preference Share which is subject to redemption shall surrender to the company on or before the date for redemption the share certificate for such Redeemable Preference Share in order that it may be cancelled and upon cancellation the company shall pay to the holder the nominal value of such Redeemable Preference Share together with any arrears, deficiency or accruals of any dividend, such arrears, deficiency or accruals to be calculated to the date of such redemption and to be payable whether or not such dividend has been declared or earned; and

(b)	Redeemable Preference Shares redeemed pursuant to sub-paragraph (a) shall be cancelled and the company shall not be entitled to re-issue the same.

Restrictions

Unless the Cadbury plc Directors decide otherwise, no shareowner is entitled to attend or vote shares at any general meeting or class meeting if he has not paid all amounts relating to those shares which are due at the time of the meeting or if he has been served with a restriction notice (as defined in the Cadbury plc Articles) after failure to provide the company with information concerning interests in those shares required to be provided under the legislation.

Variation of rights

If legislation allows, rights attached to any class of shares may be changed if this is approved either in writing by shareowners holding at least three-quarters in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or by a special resolution passed at a separate meeting of the holders of those shares (this is called a “class meeting”). At every such class meeting (except an adjourned meeting) the quorum is two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares).

If new shares are created or issued which rank equally with any other existing shares, the rights of the existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.

Transfer of shares

The Cadbury plc Ordinary Shares are in registered form. Any shares in Cadbury plc may be held in uncertificated form and, unless the Cadbury plc Articles say otherwise, a shareowner may transfer some or all of his uncertificated shares through CREST. Provisions of the Cadbury plc Articles do not apply to any uncertificated shares to the extent that those provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares through CREST.

Unless the Cadbury plc Articles say otherwise, a shareowner may transfer some or all of his certificated shares. The transfer must be either in the usual standard form or in any other form which the Cadbury plc Directors may approve. The share transfer form must be signed or made effective in some other way by or on behalf of the person making the transfer. In the case of a partly-paid share, it must also be signed or made effective in some other way by, or on behalf of, the person to whom the share is being transferred.

The person transferring the shares will continue to be treated as a shareowner until the name of the person to whom it is transferred is put on the register for that share.

The Cadbury plc Directors can refuse to register the transfer of any shares which are not fully paid. The Cadbury plc Directors may also refuse to register the transfer of any shares in the following circumstances.

Certificated shares

(i)	A share transfer form cannot be used to transfer more than one class of shares. Each class needs a separate form.

(ii)	Transfers may not be in favour of more than four joint holders.

(iii)	The share transfer form must be properly stamped or certified or otherwise shown to the Cadbury plc Directors to be exempt from stamp duty and must be accompanied by the relevant share certificate and such other evidence of the right to transfer as the Cadbury plc Directors may reasonably require.

Uncertificated shares

(i)	Registration of a transfer of uncertificated shares can be refused in the circumstances set out in the Uncertificated Securities Regulations (as defined in the Articles).

(ii)	Transfers may not be in favour of more than four joint holders.

Alteration of share capital

The company’s shareowners can by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the legislation) sub-divide its shares or any of them. Subject to the legislation, the company’s shareowners can by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

Disclosure of share ownership

Under the Companies Act 2006, the company can send out notices (“statutory notices”) to those it knows or has reasonable cause to believe have an interest in its shares to disclose details of their interest and extent of interest in a particular holding of shares (the “identified shares”). The Cadbury plc Articles include the following provisions in this regard:

(A)	persons to whom such a statutory notice is sent have a 14 day period to respond. If there is no response (or the response includes a false statement) the company can decide to restrict the rights of the shares and serve a restriction notice. The restriction notice will state that the identified shares no longer give the shareowner any right to attend or vote either personally or by proxy at a shareowners’ meeting or to exercise any other right in relation to shareowners’ meetings;

(B)	where the identified shares make up 0.25 per cent. or more of the existing shares of a class, further restrictions can be imposed, namely, withholding all or part of a dividend or other money which would otherwise be payable in respect of the identified shares and/or refusing to register transfers of any of the identified shares which are certificated shares (although restrictions on transfer do not apply where the Cadbury plc Directors are satisfied that the shares have been sold outright to an independent third party);

(C)	these restrictions must be cancelled within seven days of the requested information being received;

(D)	the restrictions can apply to any right to an allotment of further shares associated with the identified shares; and

(E)	the shareowner can ask for an explanation of the restriction notice, in which case the company must respond within 14 days of receiving the request.

General meetings

The Companies Act 2006 provides that a general meeting (other than an adjourned meeting) must be called by notice of at least 21 days in the case of an annual general meeting and at least 14 days in any other case. Notice of a general meeting must be given in hard copy form, in electronic form, or by means of a website and must be sent to every member and every director. It must state the time and date and the place of the meeting and the general nature of the business to be dealt with at the meeting. A notice calling an annual general meeting must state that the meeting is an annual general meeting.

Each director can attend and speak at any general meeting of the company. The chairman of a meeting can also allow anyone to attend and speak where he considers that this will help the business of the meeting.

Electronic and web communications

Provisions of the Companies Act 2006 which came into force in January 2007 enable companies to communicate with shareowners by electronic and/or website communications. The company can communicate to shareowners in electronic form and, in addition, the company can take advantage of the new Companies Act 2006 provisions relating to website communications. Before the company can communicate with a shareowner by means of website communication, the relevant shareowner must be asked individually by the company to agree that the company may send or supply documents or information to him by means of a website and the company must either have received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. Cadbury plc will notify the shareowner when a relevant document or information is placed on the website and a shareowner can always request a hard copy version of the document or information.

Directors

(A)	Number of directors

The company must have a minimum of two directors and a maximum of 20 directors (disregarding alternate directors). But the shareowners can change these restrictions by passing an ordinary resolution.

(B)	Directors’ shareholding qualification

The Cadbury plc Directors are not required to hold any shares in the company.

(C)	Appointment of directors

Directors may be appointed by the company’s shareowners by ordinary resolution or by the Cadbury plc Directors. A director appointed by the Cadbury plc Directors must retire from office at the first annual general meeting after his appointment. A director who retires in this way is then eligible for re-appointment.

The Cadbury plc Directors or any committee authorised by the Cadbury plc Directors can appoint one or more Cadbury plc Directors to any executive position, on such terms and for such period as they think fit and they can also terminate or vary such an appointment at any time.

(D)	Retirement of directors by rotation

At every annual general meeting of the company, any Cadbury plc Director who has been appointed by the Cadbury plc Directors since the last annual general meeting, any Cadbury plc Director who held office at the time of the two preceding annual general meetings and who did not retire at either of them, and any Cadbury plc Director who has been in office, other than as a Cadbury plc Director holding an executive position, for a continuous period of nine years or more at the date of the meeting shall retire from office. Any

Cadbury plc Director who retires at an annual general meeting may offer himself for re-appointment by the shareowners.

(E)	Removal of directors by special resolution

The company’s shareholders can by special resolution remove any Cadbury plc Director before the expiration of his period of office.

(F)	Vacation of office

Any Cadbury plc Director automatically stops being a Cadbury plc Director if:

(i)	he gives the company a written notice of resignation or he offers to resign and the Cadbury plc Directors decide to accept this offer;

(ii)	all of the other Cadbury plc Directors (who must comprise at least three people) pass a resolution or sign a written notice requiring the Cadbury plc Director to resign;

(iii)	he is or has been suffering from mental ill-health and the Cadbury plc Directors pass a resolution removing the Cadbury plc Director from office;

(iv)	he has missed Cadbury plc Directors’ meetings (whether or not an alternate director appointed by him attends those meetings) for a continuous period of six months without permission from the Cadbury plc Directors and the Cadbury plc Directors pass a resolution removing the Cadbury plc Director from office;

(v)	a bankruptcy order is made against him or he makes any arrangement or composition with his creditors generally;

(vi)	he is prohibited from being a Cadbury plc Director under the legislation; or

(vii)	he ceases to be a Cadbury plc Director under the legislation or he is removed from office under the Cadbury plc Articles.

If a Cadbury plc Director stops being a Cadbury plc Director for any reason, he will also automatically cease to be a member of any committee or sub-committee of the Cadbury plc Directors.

(G)	Alternate director

Any Cadbury plc Director can appoint any person (including another Cadbury plc Director) to act as an alternate Cadbury plc Director. The appointment requires the approval of the Cadbury plc Directors, unless previously approved by the Cadbury plc Directors or unless the appointee is another Cadbury plc Director.

(H)	Directors’ meetings

The Cadbury plc Directors can decide when and where to have meetings and how they will be conducted. They can also adjourn their meetings. A Cadbury plc Directors’ meeting can be called by any Cadbury plc Director. If no other quorum is fixed by the Cadbury plc Directors, two Cadbury plc Directors are a quorum. A Cadbury plc Directors’ meeting at which a quorum is present can exercise all the powers and discretions of the Cadbury plc Directors.

The Cadbury plc Directors can appoint any Cadbury plc Director as chairman or as deputy chairman and can remove him from that office at any time. Matters to be decided at a Cadbury plc Directors’ meeting will be decided by a majority vote. If votes are equal, the chairman of the meeting has a second, casting vote.

All or any of the Cadbury plc Directors can take part in a meeting of the Cadbury plc Directors by way of a conference telephone or any communication equipment which allows everybody to take part in the meeting by being able to hear each of the other people at the meeting and by being able to speak to all of them at the same time. A person taking part in this way will be treated as being present at the meeting and will be entitled to vote and be counted in the quorum.

The Cadbury plc Directors can delegate any of their powers or discretions (with the power to sub-delegate) to committees of one or more persons as they think fit provided that there must be more Cadbury plc Directors on a committee than persons who are not Cadbury plc Directors. If a committee consists of more than one person, the Articles which regulate Cadbury plc Directors’ meetings and their procedure will also apply to committee meetings unless these are inconsistent with any regulations for the committee which have been laid down under the Cadbury plc Articles.

(I)	Remuneration of directors

Fees paid to a Cadbury plc Director (excluding any payments made under any other provision of the Articles) must not exceed £1.5 million a year or any higher sum decided on by an ordinary resolution of the Shareowners. The Cadbury plc Directors or any committee authorised by the Cadbury plc Directors will decide how much remuneration a Cadbury plc Director appointed to an executive office will receive (whether as salary, commission, profit share or any other form of remuneration) and whether this is in addition to or in place of his fees as a Cadbury plc Director.

The Cadbury plc Directors or any committee authorised by the Cadbury plc Directors can give special pay to any Cadbury plc Director who in their view, performs any special or extra services to the company.

The company may pay the reasonable travel, hotel and incidental expenses of each Cadbury plc Director incurred in attending and returning from general meetings, meetings of the Cadbury plc Directors or committees of the Cadbury plc Directors or any other meetings which as a Cadbury plc Director he is entitled to attend. The company will pay all other expenses properly and reasonably incurred by each Cadbury plc Director in connection with the company’s business or in the performance of his duties as a Cadbury plc Director. The company can also fund a Cadbury plc Director’s expenditure on defending proceedings or in connection with any application under the legislation and can do anything to enable a Cadbury plc Director to avoid incurring such expenditure, as provided in the legislation.

(J)	Pensions and gratuities for directors

The Cadbury plc Directors or any committee authorised by the Cadbury plc Directors may decide whether to provide pensions, annual payments or other benefits to any Cadbury plc Director or former Cadbury plc Director of the company, or any relation or dependant of, or person connected to, such a person. However, if the Cadbury plc Directors want to provide a benefit to a Cadbury plc Director or former Cadbury plc Director who has not been employed by or held an office or executive position in the company or any of its subsidiary undertakings or former subsidiary undertakings or any predecessor in business of the company or any such other company, the company’s Shareowners must also pass an ordinary resolution to approve the payment.

(K)	Permitted interests of directors

If the legislation allows and provided he has disclosed the nature and extent of his interest to the Cadbury plc Directors, a Cadbury plc Director can: (i) have an interest in any contract with, or involving, the company or any other company with which the company has some interest; (ii) hold any other position (other than as auditor) in the company as well as being a Cadbury plc Director; (iii) acting alone, or through some firm with which he is associated, do paid professional work for the company (other than as auditor); and (iv) hold any position within, or be a shareowner of, or have any other kind of interest in any company in which the company has an interest. A Cadbury plc Director does not have to hand over to the company any benefit he receives as a result of doing any of these things, nor is any contract which is allowed under these provisions liable to be avoided.

(L)	Restrictions on voting

A Cadbury plc Director cannot vote or be counted in the quorum on a resolution relating to appointing that Cadbury plc Director to a position with the company or a company in which the company has an interest or the terms or termination of the appointment save to the extent permitted specifically in the Cadbury plc Articles.

Except as mentioned below, a Cadbury plc Director cannot vote on, or be counted in a quorum in relation to, any resolution of the Board on any contract in which he has an interest which he knows is material. Interests purely as a result of an interest in the company’s shares, debentures or other securities are disregarded. These prohibitions do not apply so long as the only material interest that a Cadbury plc Director has in it is included in the following list:

(i)	a resolution about giving him any guarantee, security or indemnity for any money which he, or any other person, has lent at the request, or for the benefit, of the company or any of its subsidiary undertakings;

(ii)	a resolution about giving him any guarantee, security or indemnity for any liability which he, or any other person, has incurred at the request, or for the benefit of, the company or any of its subsidiary undertakings;

(iii)	a resolution about giving any guarantee, security or any indemnity to any other person for a debt or obligation which is owed by the company or any of its subsidiary undertakings, to that other person, if the Cadbury plc Director has taken responsibility for some or all of that debt or obligation. The Cadbury plc Director can take this responsibility by giving a guarantee, indemnity or security;

(iv)	a resolution about giving him any other indemnity or about the company funding his expenditure on defending proceedings (or doing something to enable him to avoid incurring such expenditure) where all other Cadbury plc Directors are also being offered indemnities on substantially the same terms or substantially the same arrangements;

(v)	a resolution relating to an offer by the company or any of its subsidiary undertakings of any shares or debentures or other securities for subscription or purchase, if the Cadbury plc Director takes part because he is a holder of shares, debentures or other securities, or if he takes part in the underwriting or sub-underwriting of the offer;

(vi)	a resolution about a contract involving any other company if the Cadbury plc Director has an interest of any kind in that company (including an interest by holding any position in that company, or by being a shareowner of that company). This does not apply if he knows that he holds one per cent. or more of:

(a)	any class of equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares); or

(b)	the voting rights in that company;

(vii)	a resolution about an arrangement for the benefit of employees of the company or any of its subsidiary undertakings which only gives him benefits which are also generally given to the employees to whom the arrangement relates;

(viii)	a resolution about a contract relating to any insurance which the company can buy and renew for the benefit of Cadbury plc Directors or of a group of people which includes Cadbury plc Directors; or

(ix)	a resolution about a contract relating to a pension, superannuation or similar retirement, death or disability benefits scheme or employees’ share scheme, which gives the Cadbury plc Director benefits which are also generally given to the employees to whom the scheme relates.

Subject to the legislation, the shareowners may by ordinary resolution suspend or relax the above provisions to any extent or ratify any contract which has not been properly authorised in accordance with the Cadbury plc Articles.

(M)	Borrowing powers

The Cadbury plc Directors shall manage the company’s business and can use all the company’s powers. But this does not apply where the memorandum, the Cadbury plc Articles or the legislation say that powers can only be used by the shareowners voting to do so at a general meeting and it is also subject to any regulations laid down by the shareowners by passing a special resolution at a general meeting. In particular, the Cadbury plc Directors may exercise all the company’s powers to borrow money, to mortgage or charge all or any of the company’s undertaking, property and assets (present and future) and uncalled capital, to issue debentures and other securities and to give security for any debt, liability or obligation of the company or of any third party. The Cadbury plc Directors will limit the total borrowings of the company and, so far as they are able, its subsidiary undertakings to ensure that the total amount of the Cadbury plc Group’s borrowings (as defined in the Cadbury plc Articles) does not exceed 2.5 times the company’s adjusted capital and reserves (as defined in the Cadbury plc Articles). However, the shareowners may pass an ordinary resolution allowing borrowings to exceed such limit.

(N)	Indemnity of Directors

As far as the legislation allows, Cadbury plc can indemnify any Cadbury plc Director of the company or of any associated company against any liability and can purchase and maintain insurance against any liability for any Cadbury plc Director of the company or of any associated company.

5.	Cadbury plc Board of Directors

The Cadbury plc Directors, each of whom is also a Director of Cadbury Schweppes plc, are as follows:

Name	Function

Sir John Sunderland	Chairman
Roger Carr	Deputy Chairman and Senior Independent Non-Executive Director
Todd Stitzer	Chief Executive Officer
Ken Hanna	Chief Financial Officer
Bob Stack	Chief Human Resources Officer
Sanjiv Ahuja	Independent Non-executive Director
Dr Wolfgang Berndt	Independent Non-executive Director
Guy Elliott	Independent Non-executive Director
Ellen Marram	Independent Non-executive Director
Lord Patten	Independent Non-executive Director
Raymond Viault	Independent Non-executive Director

Each of the Cadbury plc Directors’ business address is the Company’s registered office at 25 Berkeley Square, London W1J 6HB.

Sir John Sunderland was appointed as Chairman of Cadbury Schweppes in May 2003 and is also Chairman of the Nomination Committee. Sir John has 39 years of experience working within the Cadbury Group in the UK and overseas on both the confectionery and beverages side of the business. He has held senior leadership roles within the Cadbury Group, including being Chief Executive Officer between 1996 to 2003. Sir John’s experience, together with his roles in key trade and business organisations are invaluable to the Cadbury Business as it seeks to create enhanced Shareowner value. He was knighted in the 2006 Queen’s Birthday Honours list and will retire in the summer of 2008.

Roger Carr was appointed to the Board of Cadbury Schweppes plc in January 2001 and as Deputy Chairman and a senior independent non-executive from May 2003. Mr Carr’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to his executive management team. He is responsible for consulting with major UK Shareowners on matters of corporate governance. Mr Carr is also a non-executive chairman of Centrica plc, Mitchells & Butler plc, a member of the Court of Directors of the Bank of England and a fellow for the Royal Society for the Encouragement of Arts, Manufactures and Commerce. His past roles include being chairman of Chubb plc until December 2002 and between 1984 and 2000 he held a number of senior positions including Chief Executive of Williams plc and chairman of Thames Water plc. He will succeed Sir John Sunderland as Chairman of the Cadbury plc in the summer of 2008.

Todd Stitzer was appointed to the Board of Cadbury Schweppes plc in March 2000 and Chief Executive Officer in 2003. Mr Stitzer joined Cadbury Schweppes North America in 1983 as assistant General Counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Cadbury Schweppes Group. His business leadership, legal and commercial expertise made him well placed to lead the organisation as it delivers on its commitment to deliver superior Shareowner performance. He was President and Chief Executive Officer of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003, and is also a non-executive director of Diageo plc.

Ken Hanna was appointed to the Board of Cadbury Schweppes plc in April 2004. Mr Hanna has a broad range of experience gained while working as the Group Finance Director of United Distillers plc (1993-1997) and the Chief Executive Officer and Group Finance Director of Dalgety plc (1997-1999). In addition, he was Operating Partner at the private equity firm Compass Partners (1999-2004) makes him particularly qualified to lead the Cadbury plc finance function and is a non-executive director of Inchape plc.

Bob Stack was appointed to the Board of Cadbury Schweppes plc in May 1996. Mr Stack has wide international human resources expertise. His business leadership, legal and commercial experience made him well placed to lead the organisation as it delivers on its commitment to deliver superior Shareowner performance. Mr Stack joined Cadbury Beverages in the US in 1990 as Vice-President, Human Resources for the global beverages business. In 1992 he moved to the UK as Group Director of Strategic Human Resources Management, being appointed to the Board of Cadbury Schweppes plc as Chief Human Resources Officer in 1996. Mr Stack’s responsibilities also include corporate and external affairs and corporate communications, and he is also a non-executive director of J Sainsbury plc.

Sanjiv Ahuja was appointed to the Board of Cadbury Schweppes in May 2006. He has wide ranging instructional experience from some of the largest consumer-facing industries in the world and a strong information technology background. Mr Ahuja is Chairman and Chief Executive Officer of Augere. He is also Chairman of Orange UK. Prior to this he was Chief Executive Officer of Orange SA between March 2004 and April 2007 and was Chief Operating Officer from April 2003-March 2004. He was also a member of the group management committee of France Telecom until April 2007.

Dr Wolfgang Berndt was appointed to the Board of Cadbury Schweppes plc in January 2002. His broad range of executive and operational experience gained over a career managing consumer goods companies enables him to contribute significantly to the Board. He is Chairman of the Remuneration Committee. He was President of the Global Fabric and Home Care Sector of the Procter & Gamble Co (1998-2001) and is a non-executive director of Lloyds TSB Group, Gfk AG and Telecom Austria.

Guy Elliott was appointed to the Board of Cadbury Schweppes plc in July 2007. He has extensive financial and commercial experience; particularly in mergers and acquisitions which enables him to contribute significantly to the Board. He was appointed Chairman of the Audit Committee following the resignation of David Thompson on 8 March, 2008. Mr Elliott has been Finance Director of Rio Tinto plc and Rio Tinto Limited since 2002. After two years with Kleinwort Benson, he joined Rio Tinto in 1980, and subsequently held a variety of commercial and management positions, particularly focused on mergers and acquisitions. These included Head of Business Evaluation and President, Rio Tinto Brazil.

Ellen Marram was appointed to the Board of Cadbury Schweppes plc in June 2007. She is President and founder of The Barnegat Group, which provides business advisory services to public and private companies. Ms Marram has extensive experience in the food and beverages industry and the broader consumer sector including serving as Managing Partner of the private equity firm North Castle Partners (2000-2005). Ms Marram is also a non-executive director of the Ford Motor Company, the New York Times Company and Eli Lilly.

Lord Patten was appointed to the Board of Cadbury Schweppes plc in July 2005. He is also Chairman of the Group’s Corporate and Social Responsibility Committee. Lord Patten’s distinguished career in public office enables him to bring a great deal of experience and expertise to the board, especially in the area of international relations which is valuable to a company that has a presence in almost every country in the world. He is Chancellor of Oxford and Newcastle universities, and an advisory board member of Bridgepoint Capital Ltd and AIG. He was previously Governor of Hong Kong (1992-1997) and European Commissioner for External Relations (1999-2004).

Raymond Viault was appointed to the Board of Cadbury Schweppes plc in September 2006. His extensive international experience in confectionery, food and consumer products companies enables him to contribute significantly to the Board. He was formerly Vice Chairman of General Mills, Inc. (1996-2004). He is also a director of Safeway, Inc., Newell Rubbermaid, Inc. and VF Corporation.

Each of the above named directors was appointed as a director of Cadbury plc on 14 February, 2008 and each will continue in their existing roles following Admission. Sir John Sunderland will step down as Chairman of the Cadbury plc Group and as a director of Cadbury plc and of Cadbury Schweppes during the summer of 2008.

Roger Carr has been appointed as Chairman and as a non-executive director of Cadbury plc with effect from the departure of Sir John Sunderland from the Cadbury plc Group.

6.	Senior Management

The current members of the Chief Executive’s Committee (who will continue as members of the Cadbury plc CEC following Admission) are the executive Directors listed above and the persons listed below:

Name	Function

Jim Chambers	President Americas Confectionery
Steve Driver	President Global Supply Chain
David Macnair	Chief Science and Technology Officer
Tamara Minick-Scokalo	President Global Commercial
Mark Reckitt	Chief Strategy Officer
Chris Van Steenbergen	President Europe (including Russia and Turkey)
Matthew Shattock	President BIMA
Henry Udow	Chief Legal Officer and Group Secretary
Rajiv Wahi	President Asia Pacific

Jim Chambers was appointed President of Americas Confectionery in September 2005, prior to which he was President and Chief Executive Officer of Rémy Amérique, the US distributors of Rémy Cointreau. Prior to this, Mr Chambers was Chief Executive Officer of Paxonix, part of Westvaco Corporation and President and Chief Executive Officer of Netgrocer.com. He also held positions with Information Resources Inc. and Nabisco. Mr Chambers is a non-executive director of B&G Foods.

Steve Driver joined Cadbury Schweppes in 2005 as President, Global Supply Chain, and is responsible for developing and implementing the Supply Chain strategies necessary for best-in-class performance and competitive advantage in support of the Group’s growth and efficiency agendas. Prior to joining Cadbury Schweppes, he held positions as Senior Vice President, Global Supply Chain at Quest International; and Senior Vice President, Supply Chain at Unilever Bestfoods NA. He has also held positions at CPC, SmithKline Beecham, Nabisco, Noxell Corp, and Johnson & Johnson.

David Macnair joined Cadbury Schweppes as Chief Science and Technology Officer in March 2004. Mr Macnair previously worked for Campbell Soup Company where he was Chief Research Officer and senior vice president Global Research & Development and Quality Assurance. Mr Macnair previously held positions at Campbell Soup Company and Mars, Inc. where he held a variety of positions in research and development and brand marketing.

Tamara Minick-Scokalo joined Cadbury Schweppes in January 2007 as President, Global Commercial. Prior to joining Cadbury Schweppes, Ms. Minick-Scokalo held positions as Senior Vice President Europe for Elizabeth Arden Inc. and as European General Manager for Gallo Wines. Both roles have spanned business strategy development, profit responsibility across multiple markets, together with consumer and customer focus. She has also had roles with Coca-Cola in Japan, but spent the majority of her career (19 years) at Procter & Gamble.

Mark Reckitt joined Cadbury Schweppes in 1989 and was initially responsible for mergers and acquisitions in the European Beverages business. Between 1993 and 2000 he held positions as Regional Finance Director for the European Beverages business and the Cadbury UK businesses. Since 2000 Mr Reckitt has held a number of senior Strategy and Finance roles with a particular focus on acquisitions including that of Adams in 2003 and Green & Black’s in 2005. In his current role as Chief Strategy Officer, he is responsible for both strategy and mergers and acquisitions. Prior to joining Cadbury Schweppes, he had held various positions relating to mergers and acquisitions having spent six years in investment banking and retailing.

Chris Van Steenbergen joined Cadbury Schweppes in 1988 as Vice President Legal for Cadbury Beverages Europe in Barcelona. Between 1993 and 1997 he held a variety of senior management positions in the beverages business and in 1997 was appointed Vice President Marketing, Sales, Research and Development and Eastern Europe for Cadbury Schweppes Europe, Middle East and Africa. He left Cadbury Schweppes in 1998 to become Chief Executive Officer of Quick Restaurants, a Belgian listed fast food company. He re-joined the Group at the end of 2002 and became Managing Director of North Central and East Europe (Confectionery). In 2005 Mr Van Steenbergen was appointed Human Resources Director for Cadbury Schweppes Europe, Middle East and Africa and in June 2007 he was appointed as President Europe.

Matthew Shattock joined Cadbury Schweppes in January 2003 as President of Americas Confectionery, where he was responsible for the integration of the Adams acquisition in the Americas. He was appointed President of EMEA in March 2005 and became President of BIMA in June 2007. Prior to joining Cadbury Schweppes, Mr Shattock held a variety of positions at Unilever, culminating in his appointment as Chief Operating Officer of Unilever Best Foods North America.

Henry Udow joined Cadbury Schweppes North America in 1987 as Divisional Counsel & Assistant Secretary after working in private practice with the law firm of Shearman & Sterling LLP in the US and UK. In 1991 he was appointed Vice President, General Counsel & Secretary of Cadbury Schweppes North America and in 1994 was appointed Senior Vice President, Legal Director and General Counsel of Cadbury Schweppes’ Global Beverages business in the UK. He was appointed Mergers & Acquisitions Director for both beverages and confectionery in 2000 and in 2005 he was appointed Chief Legal Officer with responsibility for the Global Legal Function. In 2007 he was appointed Chief Legal Officer and Group Secretary.

Rajiv Wahi joined Cadbury Schweppes in the UK as a Finance Graduate Trainee in 1975. After various finance roles in the UK and France, he was appointed as Marketing Manager within the Foods Division in 1986. From 1986 to 1999, Mr Wahi progressed through a number of senior roles at Premier Brands (the former Cadbury Schweppes Foods Division), culminating in his appointment as Divisional Director on the Main Board of Hillsdown Holdings plc. In February 2000, he returned to Cadbury Schweppes as Managing Director of the Africa India Middle East Region. He was appointed to his current role of President, Asia Pacific Region, in early 2003.

7.	Corporate governance

Introduction

Cadbury Schweppes has complied with the provisions of the Combined Code throughout 2007 and up to 13 March, 2008 (the latest practicable date prior to the publication of this Circular), with the exception of paragraph D.2.4 of the Combined Code for the reasons set out below.

Paragraph D.2.4 advises that the notice of the Annual General Meeting and related documents be mailed to shareowners at least 20 working days before the meeting. This year, the AGM notice and the Annual Report and Accounts 2007 will be placed on the website, together with an announcement, on 11 March, 2008. However, the Group will be posting the AGM notice on 19 March, 2008, 14 working days before the AGM (not counting the date of posting or the date of the AGM). This is because, owing to the timing of the Demerger, the Company believes that it is in the best interests of Shareowners to align the AGM with the date of the Court Meeting and General Meeting. This 14 working day period also includes two UK public holidays and the Group considers that this still gives Shareowners of Cadbury Schweppes sufficient time to consider the resolutions.

Cadbury plc expects to fully comply with the Combined Code following Admission, and will adopt a similar approach to corporate governance as that applied by Cadbury Schweppes.

In managing the affairs of the Continuing Group, the board of Cadbury plc will be committed to the principles of good corporate governance and will be dedicated to achieving high standards of business integrity, ethics and professionalism across all the Group’s activities. The Group has adopted a Statement of Corporate Governance Principles which explains the fundamental principles that guide corporate governance for the Continuing Group and ensures that the Continuing Group acts in the best interests of its stakeholders. The Continuing Group also has both a Financial Code of Ethics (that applies to the Chief Executive Officer, Chief Financial Officer and senior financial executives in the Continuing Group) and a code of conduct (“Our Business Principles”) that apply at Board level and to all managers across the Continuing Group. All members of the board of Cadbury plc, the Chief Executive’s Committee, the Global Leadership Team, and managers are required to confirm on an annual basis that they will abide by the Cadbury plc Group’s Business Principles. Both the Financial Code of Ethics and the Business Principles will be available on Cadbury plc’s website at www.cadbury.com with effect from the Scheme Effective Date.

The Cadbury plc Board

As at 13 March, 2008 (being the latest practicable date prior to the publication of this document), the Cadbury plc Board has 11 members: three executive directors, and eight non-executive directors all of whom (except the Chairman) are deemed independent under the provisions of the Combined Code. No individual or group of individuals dominates the board’s decision-making. Collectively, the non-executive directors bring a wide range of international experience and expertise as they all currently occupy or have occupied senior positions in industry and public life and, as such, each contributes significant weight to board decisions.

Cadbury Schweppes Board Evaluation

In 2007 Egon Zehnder undertook a formal and independent evaluation of the Cadbury Schweppes Board. The review combined qualitative dialogue and a quantitative questionnaire to track the effectiveness of the Board and its Committees, and covered Board dynamics, individual Director contributions and in particular the process relating to the Demerger and its attendant implications. Overall, the review concluded that the Board and its Committees function effectively, and when issues are raised for consultation there is thorough debate and effective decision-making. Governance and Board processes in general are robust. The process of communication to the Board and individual directors has been started but not, as at 13 March, 2008 (being the latest practicable time before the publication of this document), concluded.

Role of the Cadbury plc Board

The board of Cadbury plc will have responsibility for the overall management and performance of the Continuing Group and the approval of its long-term objectives and commercial strategy. Whilst the Cadbury plc Board will delegate the day-to-day management of the Cadbury plc Group to the Chief Executive Officer, there will be a formal schedule of matters reserved for the Cadbury plc Board (which, from the Scheme Effective Date, will be available on Cadbury plc’s website, www.cadbury.com) which will provide a framework for the Cadbury plc Board to oversee control of the Cadbury plc Group’s affairs, including approval of the strategic direction of the Cadbury plc Group, committing to major capital expenditure, acquisitions or disposals and appointing and removing directors and committee members. The Chief Executive Officer will be supported by his Executive Committee. The Cadbury plc Board will meet at least six times a year. The Cadbury plc Board will also be assisted in carrying out its responsibilities by the various Cadbury plc Board committees, including a Standing Committee consisting of any two Cadbury plc Directors which was formed on 15 February, 2008 and which will deal with routine business between Cadbury plc Board meetings; following a formal decision, the Cadbury plc Board may also delegate authority to the Committee to facilitate finalising matters within agreed parameters. Cadbury plc Board members will be given appropriate documentation in advance of each board and committee meeting. In addition to formal Cadbury plc Board meetings, the Chairman and the Chief Executive Officer will maintain regular contact with all Cadbury plc Directors and will hold informal meetings with the non-executive Cadbury plc Directors to discuss issues affecting the Cadbury Business.

The roles of the Chairman and the Chief Executive Officer

The roles of the Chairman and Chief Executive Officer are separate and their responsibilities are clearly defined. The Chairman is responsible for the effective running of the board, its agenda and processes, and the Chief Executive Officer for the management of the Cadbury plc Group. In discharging his responsibilities, the Chief Executive Officer is advised by the executive Cadbury plc Directors, the Chairman and the Chief Executive’s Committee.

Directors’ independence

The Cadbury plc Board has a majority of non-executive Cadbury plc Directors. The Cadbury plc Board will review the independence of all non-executive directors annually and will determine that all such Cadbury plc Directors (except the Chairman) are independent and have no cross-directorships or significant links which could materially interfere with the exercise of their independent judgement.

Roger Carr is the senior independent non-executive Director and the Cadbury plc Group’s Deputy Chairman. Mr Carr’s responsibilities will include meeting major shareowners as and when requested and chairing meetings of the non-executive Cadbury plc Directors without executive management or the Chairman being present.

Group Secretary

The Group Secretary will be responsible for advising the Cadbury plc Board on all corporate governance matters, ensuring that all board procedures are followed, ensuring good information flow, facilitating induction programmes for directors and assisting with directors’ continuing professional development. All directors will have direct access to the advice and services of the Cadbury plc Group Secretary.

Committees of the Board

The terms of reference for all of Cadbury plc’s committees will be reviewed on a regular basis by the Cadbury plc Board and were adopted by the Cadbury plc Board on 15 February, 2008. Committees are authorised to obtain outside legal or other independent professional advice if they consider it necessary.

(A)	Audit Committee

Members:

G. Elliott (Chairman)
Dr W. C. Berndt
R. M. Carr
R. G. Viault

J. M. Mills (Secretary)

The Audit Committee consists solely of independent non-executive Cadbury plc Directors, at least one of whom has recent and relevant financial experience and all of whom are financially literate. The Cadbury plc Board has determined that Guy Elliott is an Audit Committee financial expert as defined by the SEC. The Audit Committee comprises not less than three and no more than eight members, who are appointed by the Cadbury plc Board on the recommendation of the Nomination Committee.

At the invitation of the Chairman of the Audit Committee, the Chairman of the Cadbury plc, Group Chief Executive Officer, Group Finance Director, Chief Legal Officer and Group Secretary, Corporate Finance Director, Director of Financial Control, Director of Business Risk Management and the Head of Group Audit attend meetings. Unless otherwise determined by the Audit Committee the Director of Group Secretariat (or his nominee) attends and is secretary to the Audit Committee. Other board members also attend meetings at the invitation of the chairman of the Audit Committee.

The Audit Committee meets at least three times a year, and at least once a year with the external auditors without executive Directors present, and at least once a year with the Director of Business Risk Management and Head of Group Audit without executive Directors present. The Audit Committee is authorised by the Cadbury plc Board to seek any information it requires from any employee of Cadbury plc in order to perform its duties.

The key duties of the Audit Committee are as follows:

•	responsibility for all accounting matters and financial reporting matters prior to submission to the Cadbury plc Board for endorsement;

•	to monitor the integrity of the company’s financial statements and ensure that they meet the relevant legislative and regulatory requirements that apply to them, and are in accordance with accepted accounting standards;

•	to review major changes in accounting policies and practices;

•	to review and challenge where necessary the clarity and accuracy of the company’s financial reports and statements;

•	to review the company’s statements and practices on internal controls (including section 404 Sarbanes-Oxley certification) and other aspects of corporate governance;

•	to oversee the external audit process and the company’s relationship with the external auditors including, but not limited to, approving the fees and overseeing the work of the external auditors;

•	to review the provision and scope of audit and non-audit work by the external auditors and the fees charged by them;

•	to monitor and review the effectiveness of the company’s internal audit function in the context of the company’s overall risk management;

•	to review and monitor management’s responsiveness to the findings and recommendations of the internal auditor;

•	to review the company’s arrangements for detecting fraud;

•	to review the company’s arrangements for its employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters;

•	at least once a year to review its own performance, constitution and terms of reference to ensure that it is operating at maximum effectiveness; and

•	to oversee any investigation of activities which are within its terms of reference and act as a “court of the last resort” in relation to any disputes arising out of such investigations.

Non-audit services

In line with the requirements of Sarbanes-Oxley, Group policy prohibits the external auditor from carrying out certain categories of non-audit services. The list of such services may only be varied by the Audit Committee. The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the group, but these services and their associated fees must be approved in advance by the Audit Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Audit Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Audit Committee.

Other issues

The Audit Committee ensures that the external auditors remain independent of the company and assesses annually the external auditors’ independence and objectivity, taking into account relevant UK professional and regulatory requirements and the relationship with the external auditors as a whole.

The Audit Committee may consider and make recommendations through the Cadbury plc Board, to be put to shareowners at the annual general meeting, in relation to the appointment, reappointment and dismissal of the external auditors.

(B)	Nomination Committee

Members:

Sir John Sunderland (Chairman)
S. Ahuja
R. M. Carr
Lord Patten
R. G. Viault

H. A. Udow (Secretary)

The Nomination Committee comprises the Chairman and not less than three independent non-executive Cadbury plc Directors. The Nomination Committee may have no more than eight members. The Chief Executive Officer, Chief Human Resources Officer and others attend meetings at the invitation of the Chairman of the Nomination Committee. The Chief Legal Officer and the Company Secretary will also attend and is secretary to the Committee. The Nomination Committee will meet at least twice a year.

The Nomination Committee is responsible for succession planning for the Cadbury plc Board and will keep under review the Cadbury plc Board’s structure, size and composition. The Nomination Committee is responsible for identifying and nominating, for the approval of the Cadbury plc Board, candidates to fill Cadbury plc Board vacancies as and when they arise. Before any appointment is made by the Cadbury plc Board the Nomination Committee will evaluate the balance of skills, knowledge and experience required for the appointment and prepare a description of the role and capabilities required for that particular appointment. The Nomination Committee is responsible for making recommendations to the Cadbury plc Board concerning suitable candidates for the role of senior independent Cadbury plc Director and any matters relating to the continuation in office of any Cadbury plc Director at any time. The Nomination Committee is authorised by the Cadbury plc Board to seek any information it requires from any employee of the company in order to perform its duties.

(C)	Remuneration Committee

Members:

Dr W. C. Berndt (Chairman)
R. M. Carr
R. G. Viault

J. M. Mills (Secretary)

All members of the Remuneration Committee are independent non-executive Cadbury plc Directors who are appointed by the Cadbury plc Board on the recommendation of the Nomination Committee. The

Remuneration Committee consists of not less than three nor more than eight members. Unless otherwise determined by the Remuneration Committee, the Cadbury plc Director of Group Secretariat (or his nominee) attends and is secretary to the Remuneration Committee. In addition to the members of Remuneration Committee it would be normal for the Chairman of the company, the Chief Executive Officer, the Chief Human Resources Officer and the Director of Compensation and Benefits to attend except when their own remuneration is under discussion. Others attend meetings at the invitation of the Chairman of the Remuneration Committee. The Remuneration Committee will meet at least three times a year.

The Remuneration Committee determines and agrees with the Cadbury plc Board the framework or broad policy for the remuneration of the Chairman, the executive Directors, members of the Chief Executive’s Committee and other senior executives of the company. The remuneration for non-executive Cadbury plc Directors will be a matter for the Cadbury plc Board. In determining such policy, the Remuneration Committee takes into account all factors which it deems necessary. The Remuneration Committee will also review and approve the annual salaries, incentive arrangements, service agreements and other employment conditions for each executive Cadbury plc Director, review the remuneration of other senior executives of the company and approve awards to executive Cadbury plc Directors and other senior executives of the company under the group’s share-based plans. The Remuneration Committee is tasked with ensuring that cost-effective and responsible remuneration packages are provided which are suitable to attract, motivate and retain members of the executive management of the company and to encourage enhanced performance and shareowner value. The Committee also considers and approves the directors’ remuneration report for each financial year.

The Remuneration Committee is authorised by the Cadbury plc Board to seek any information it requires from any employee of the company in order to perform its duties.

(D)	Corporate and Social Responsibility Committee

Members:

Lord Patten (Chairman)
S. Ahuja
Sir John Sunderland
R. J. Stack
H. T. Stitzer

A. Ward (Secretary)

The members of the Corporate and Social Responsibility Committee are appointed by the Cadbury plc Board on the recommendation of the Nomination Committee. The Corporate and Social Responsibility Committee consists of not less than three nor more than eight members. This Committee focuses on corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. It oversees an agenda covering seven main activity areas:

•	the environment;

•	employment issues;

•	workplace health and safety;

•	human rights;

•	ethical trading and business practices;

•	ethical marketing, food, and consumer issues; and

•	community and social investment.

PART VIII

UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR THE
CADBURY PLC GROUP

CADBURY PLC — PRO FORMA INCOME STATEMENT

This pro forma income statement for the Cadbury plc Group set out below has been prepared to illustrate the effect on the income statements of the Cadbury plc Group for the financial year 2007 and shows the effect of the Scheme and Demerger had it occurred on 1 January, 2007. The pro forma statement is for illustrative purposes only. Because of its nature, the pro forma statement addresses a hypothetical situation and does not, therefore, represent Cadbury plc’s actual financial position or results. The pro forma statement has been prepared under IFRS and on the basis set out in the notes below and in accordance with Annex 1 and Annex 2 of the Prospectus Rules.

		Adjustment
	Cadbury	Demerger of
	Schweppes	Americas	Cadbury plc
	Group(1)	Beverages(2)	Group
	£m	£m	£m

Revenue	7,971	2,878	5,093
Cost of sales	(4,044)	(1,302)	(2,742)

Gross profit	3,927	1,576	2,351
Administrative expenses	(2,877)	(1,023)	(1,854)

Underlying profit from operations	1,050	553	497
Restructuring	(200)	(35)	(165)
Amortisation and impairment of acquired intangible assets	(42)	(24)	(18)
Non-trading items	(38)	(40)	2
Contract termination gain	31	31	—
IAS 39 Adjustment	(13)	1	(14)

Profit from operations	788	486	302

Share of result in associates	8	—	8

Profit before financing and taxation	796	486	310

(1)	This column has been extracted without material adjustment from the audited full year results of the Cadbury Schweppes Group for the financial year ended 31 December, 2007.

(2)	This column has been included to remove the trading of Americas Beverages as if the Demerger took place on 1 January, 2007. The income statement of Americas Beverages for the financial year ended 31 December, 2007 has been extracted without material adjustment from the financial information on Americas Beverages set out in Part V of this document. Note that the pro forma statement takes no account of trading or other transactions since 31 December, 2007.

(3)	For the year ended 31 December, 2007, Cadbury Schweppes plc did not allocate its interest-bearing debt between the different businesses within the Cadbury Schweppes Group. Historically, Americas Beverages has been part of the Group tax and financing arrangements. It is not possible to provide a meaningful allocation of interest and tax costs which would have been incurred by Americas Beverages if it had operated as a stand-alone statutory entity. Therefore, the trading financial information above has only been prepared to the profit before financing and taxation level.

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS FOR THE CADBURY PLC GROUP

This pro forma statement of net assets for the Cadbury plc Group set out below has been prepared to illustrate the effect on the net assets of the Cadbury plc Group had the Scheme and Demerger occurred on 31 December, 2007. The pro forma statement is for illustrative purposes only. Because of its nature, the pro forma statement addresses a hypothetical situation and does not, therefore, represent Cadbury plc’s actual financial position or results. The pro forma statement has been prepared under IFRS and on the basis set out in the notes below and in accordance with Annex 1 and Annex 2 of the Prospectus Rules.

		Adjustments
	Cadbury	Demerger	Settlement of	Costs of
	Schweppes	of Americas	Intercompany	Scheme and	Cadbury plc
	Group(1)	Beverages(2)	Balances(3)	Demerger(4)	Group(5)
	£m	£m	£m	£m	£m

ASSETS
Non-current assets
Goodwill	2,805	(866)	—	—	1,939
Brand intangible assets	3,378	(2,057)	—	—	1,321
Other intangible assets (software)	149	(21)	—	—	128
Property, plant & equipment	1,904	(421)	—	—	1,483
Investments in associates	32	(7)	—	—	25
Deferred tax assets	124	(52)	—	—	72
Retirement benefit assets	223	—	—	—	223
Trade and other receivables	50	(44)	—	—	6
Other investments	2	(1)	—	—	1

	8,667	(3,469)	—	—	5,198
Current assets
Inventories	821	(178)	—	—	643
Short-term investments	2	—	—	—	2
Trade and other receivables	1,197	(337)	—	—	860
Amounts due from other Group companies	—	(9)	9	—	—
Loans due from other Group companies	—	(768)	768	—	—
Tax recoverable	41	(6)	—	—	35
Cash and cash equivalents	493	(34)	—	—	459
Derivative financial instruments	46	—	—	—	46

	2,600	(1,332)	777	—	2,045
Assets held for sale	71	(1)	—	—	70

TOTAL ASSETS	11,338	(4,802)	777	—	7,313

LIABILITIES
Current liabilities
Trade and other payables	(1,701)	370	—	10	(1,321)
Amounts due to other Group companies	—	56	(56)	—	—
Loans due to other Group companies	—	2,558	(2,558)	—	—
Tax payable	(197)	17	—	(7)	(187)
Short-term borrowings and overdrafts	(2,562)	29	1,837	(211)	(907)
Short-term provisions	(111)	16	—	—	(95)
Obligations under finance leases	(21)	—	—	—	(21)
Derivative financial instruments	(22)	—	—	—	(22)

	(4,614)	3,046	(777)	(208)	(2,553)
Non-current liabilities
Trade and other payables	(37)	4	—	—	(33)
Borrowings	(1,120)	—	—	—	(1,120)
Retirement benefit obligations	(143)	38	—	—	(105)
Tax payable	(16)	6	—	—	(10)
Deferred tax liabilities	(1,145)	748	—	—	(397)
Long-term provisions	(61)	4	—	—	(57)
Obligations under finance leases	(11)	9	—	—	(2)

	(2,533)	809	—	—	(1,724)
Liabilities directly associated with assets classified as held for sale	(18)	—	—	—	(18)

TOTAL LIABILITIES	(7,165)	3,855	(777)	(208)	(4,295)

NET ASSETS	4,173	(947)	—	(208)	(3,018)

(1)	This column has been extracted without material adjustment from the audited full year results of the Cadbury Schweppes Group for the financial year ended 31 December, 2007.

(2)	This column has been included to remove the balance sheet of Americas Beverages as if the Demerger took place on 31 December, 2007. It has been extracted without material adjustment from the financial information on Americas Beverages set out in Part V of this document.

(3)	This column represents the settlement of inter-company balances between the Cadbury plc Group and Americas Beverages, which would previously have been eliminated on consolidation. This is to reflect the fact that balances between the Cadbury plc Group and Americas Beverages will be settled either prior to or immediately after the Demerger. The amounts have been extracted without material adjustment from the consolidation schedules that underlie the audited financial statements of the Cadbury Schweppes Group for the financial year ended 31 December, 2007. Actual value of settlement will depend on values at the time of Demerger.

(4)	This column represents an estimate of the costs of the Scheme and the Demerger to be borne by the Group since 31 December, 2007 including anticipated costs in connection with the facilities entered into by the DPS Group, details of which are set out in Part X of this document. £45 million of costs were incurred in the year ended 31 December, 2007, of which £10 million remained unpaid as at 31 December, 2007.

(5)	The actual balance sheet immediately after the Demerger will be different from that shown above owing to activity between 31 December, 2007 and the Demerger Effective Time including the impact of certain intra-group reorganisations necessary to effect the Demerger. Notably, the Cadbury plc Group will have a net debt position of approximately £1.65 billion (after the payment of the Cadbury Schweppes Final Dividend), as described in Part I of this document.

(6)	Note that the pro forma statement takes no account of trading or other transactions since 31 December, 2007.

REPORTING ACCOUNTANTS’ REPORT ON PRO FORMA FINANCIAL INFORMATION

Report on Pro forma financial information (in accordance with Annex II item 7 of the Prospectus Rules as applied by Listing Rule 13.5.31R)

The Board of Directors
on behalf of Cadbury Schweppes plc
25 Berkeley Square
London
W1J 6HB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

19 March, 2008

Dear Sirs,

Cadbury Schweppes plc (the “Company”)

We report on the pro forma financial information (the “Pro forma financial information”) set out in Part VIII of the investment circular dated 19 March, 2008 (the “Circular”), which has been prepared on the basis described in the notes thereto, for illustrative purposes only, to provide information about how the proposed demerger of Americas Beverages might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the year ended 31 December, 2007. This report is required by Annex II item 7 of Commission Regulation (EC) No 809/2004 (the “Prospectus Directive Regulation”) as applied by Listing Rule 13.5.31R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Directive Regulation.

It is our responsibility to form an opinion, as required by Annex I item 20.2 of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you in accordance with Annex II item 7 as applied by Listing Rule 13.5.31R.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1(6), consenting to its inclusion in the Circular.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a)	the Pro forma financial information has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company.

Yours faithfully,

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu (“DTT”), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other’s acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

PART IX

INFORMATION ON THE AMERICAS BEVERAGES BUSINESS

This Part IX contains forward-looking statements that involve risks and uncertainties. DPS’s actual results could differ materially from those anticipated in these forward-looking statements as a result of such risks and uncertainties. Investors should read the section of this document headed “Forward-Looking Statements” at the front of this document and Part III — “Risk Factors” for a discussion of risks and uncertainties related to these statements.

During the period between the Scheme becoming effective and the Demerger Effective Time, Americas Beverages will be part of the Cadbury plc Group. With effect from the Demerger Effective Time, Americas Beverages will no longer be part of the Cadbury plc Group.

All information regarding Americas Beverages’ market positions is for 2006, and where available 2007, and are from ‘Beverage Digest’ and ‘Canadean’. All information regarding brand market positions in the United States is for 2006, and where available 2007 and from ‘ACNielsen’. All information regarding brand market positions in Canada and Mexico is for 2006, and where available for 2007, and from ‘Canadean’.

Following the Demerger Effective Time, DPS will own Americas Beverages and will be listed on the New York Stock Exchange. It is intended that Cadbury Schweppes Shareowners who hold Ordinary Shares at the Scheme Record Time (expected to be 6.00 p.m. on 1 May, 2008) will receive DPS Shares once the Cadbury plc Reduction of Capital has been confirmed by the Court and the Demerger has become effective.

1.	Overview

Americas Beverages is a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Mexico and Canada, the first, second and tenth largest beverage markets by CSD volume respectively, according to Beverage Digest and Canadean. Americas Beverages also distributes its products in the Caribbean. In 2007, 89 per cent. of Americas Beverages’ net sales were generated in the United States, 4 per cent. in Canada and 7 per cent. in Mexico and the Caribbean. The business sold 1.6 billion equivalent 288 ounce cases in 2007.

In the CSD market segment in the United States and Canada, Americas Beverages participates primarily in the flavoured CSD category. Its key brands are Dr Pepper, 7UP, Sunkist, A&W and Canada Dry, and it also sells regional and smaller niche brands. In the CSD market segment Americas Beverages is primarily a manufacturer of beverage concentrates and fountain syrups. Beverage concentrates are highly concentrated proprietary flavours used to make syrup or finished beverages. Americas Beverages manufactures beverage concentrates that are used by its own bottling operations as well as sold to third-party bottling companies. According to ACNielsen, Americas Beverages had an 18.0 per cent. share of the US CSD market segment in 2007 (measured by volume sales), which increased from 17.6 per cent. in 2006. Americas Beverages also manufactures fountain syrup that it sells to the foodservice industry directly, through bottlers or through third parties.

In the non-CSD market segment in the United States, Americas Beverages participates primarily in the ready-to-drink tea, juice, juice drinks and mixer categories. Its key non-CSD brands are Snapple, Mott’s, Hawaiian Punch and Clamato, and it also sells regional and smaller niche brands. Americas Beverages manufactures most of its non-CSDs as ready-to-drink beverages and distributes them through its own distribution network and through third parties or direct to customers’ warehouses. In addition to non-CSD beverages, it also manufactures Mott’s apple sauce as a finished product.

In Mexico and the Caribbean, Americas Beverages participates primarily in the carbonated mineral water, flavoured CSD, bottled water and vegetable juice categories. Its key brands in Mexico include Peñafiel, Squirt, Clamato and Aguafiel. In Mexico, Americas Beverages manufactures and sells its brands through both its own bottling operations and third-party bottlers, as it does in its US CSD business. In the Caribbean, it distributes its products solely through third-party distributors and bottlers. According to ACNielsen, Americas Beverages is the number three CSD company in Mexico (as measured by volume in 2006) and had a 4.8 per cent. share of the Mexican CSD category.

As at 31 December, 2007 Americas Beverages bottled and/or distributed approximately 45 per cent. of its total products sold in the United States (as measured by volume). In addition, its bottling and distribution businesses distribute a variety of brands owned by third parties in specified licensed geographic territories.

The Board believes Americas Beverages’ brand ownership, bottling and distribution are more integrated than the US operations of its principal competitors and that this differentiation provides DPS with a competitive advantage. The Board believes its integrated business model:

•	Strengthens its route-to-market by creating a third consolidated bottling system, its Bottling Group in addition to the Coca-Cola affiliated and PepsiCo. affiliated systems. In addition, by owning a significant portion of its bottling and distribution network it is able to improve focus on its brands, especially brands such as 7UP, Sunkist, A&W and Snapple, which do not have a large presence in the Coca-Cola affiliated and PepsiCo. affiliated bottler systems;

•	Provides opportunities for net sales and profit growth through the alignment of the economic interests of its brand ownership and its bottling and distribution businesses. For example, it can focus on maximising profitability for DPS as a whole rather than focusing on profitability generated from either the sale of concentrates or the bottling and distribution of its products;

•	Enables DPS to be more flexible and responsive to the changing needs of its large retail customers including by coordinating sales, service, distribution, promotions and product launches; and

•	Allows DPS to more fully leverage its scale and reduce costs by creating greater geographic manufacturing and distribution coverage.

2.	Background to the demerger of Americas Beverages

The Group’s strategy in beverages has been to significantly narrow its geographic participation while strengthening its position in a small number of retained markets to strengthen these businesses.

In the US, from the 1980s onwards, the Group’s beverages presence was developed from its Schweppes base through acquisition to form a balanced portfolio of strong carbonated and non-carbonated brands. In the late 1990s, the Group also began to strengthen its US route-to-market with the creation of its bottling joint venture (latterly Dr Pepper/Seven Up Bottling Group) in 1998, which subsequently accelerated the consolidation of the independent bottling sector through the acquisition of several independent bottling companies.

At the same time, the Group sold its beverages businesses in markets where it believed it did not have a sustainable competitive advantage. Disposals included: the Group’s 51 per cent. stake in Coca-Cola & Schweppes Beverages (1997), the Group’s beverages brands in approximately 160 markets (1999), and the Group’s remaining European, Syrian and South African businesses (2005 and 2006).

In the Americas, the North American businesses of Dr Pepper/Seven Up, Mott’s, Snapple and Mexico were restructured into a combined management reporting unit in late 2003. This enabled the business to derive significant cost savings and leverage its scale with customers and suppliers across its portfolio of carbonated and non-CSDs.

By concentrating resources on a selection of advantaged brands and by focusing on innovation and market place execution under this new structure, Americas Beverages performed well. In 2006, a further step was taken in securing the sustainability of this performance by the acquisition and integration of a number of bottling companies to strengthen the Group’s beverages route-to-market in the US.

Accordingly, in March 2007, the Group announced that each of the confectionery and Americas Beverages businesses had the appropriate platform to deliver enhanced shareowner returns from being stand-alone, focused businesses, and therefore the businesses would be separated either by a demerger or a sale of Americas Beverages.

On 10 October, 2007, the Group announced that it had decided to focus on a demerger of its Americas Beverages business by listing the business on the New York Stock Exchange through an issue of shares to existing Shareowners. The Americas Beverages business will be transferred to DPS on Demerger.

The Continuing Group will retain a beverages business, located principally in Australia, which in 2007 accounted for approximately 8 per cent. of Cadbury revenue, and which is fully integrated with the Group’s Australian confectionery business.

3.	Recent Developments

New President and Chief Executive Officer

Larry Young was appointed President and Chief Executive Officer of Americas Beverages on 10 October, 2007. Mr Young was previously Chief Operating Officer of Americas Beverages, as well as President, Bottling Group and has more than 30 years of experience in the bottling and beverages industry.

Organisational restructuring

On 10 October, 2007 Cadbury Schweppes announced a restructuring of Americas Beverages that is intended to create a more efficient organisation. This restructuring will result in a reduction of approximately 470 employees which will include approximately 100 employees in Plano, Texas, approximately 130 employees in Rye Brook, New York and approximately 50 employees in Aspers, Pennsylvania. The remaining reductions will occur at a number of sites located in the United States, Canada and Mexico. The restructuring will also include the closure of two manufacturing facilities in Waterloo, New York and Denver, Colorado. The employee reductions and facilities closures are expected to be completed by June 2008.

As a result of this restructuring, the Group recognised a charge of approximately £18 million primarily in 2007, and DPS expects to recognise a charge of £12 million in 2008. The Group expects this restructuring to generate annual cost savings of approximately £35 million, most of which is expected to be realised in 2008 with the full annual benefit realised from 2009 onwards. As part of this restructuring, Americas Beverages’ Bottling Group segment has assumed management and operational control of the Snapple Distributors segment. These operations are currently being integrated and are reported in the 2007 Annual Report and Accounts as a single segment.

The 2007 organisational restructuring has resulted in a reduction of approximately 470 employees located in the United States, Canada and Mexico.

Accelerade launch

Americas Beverages launched the new, ready-to-drink Accelerade sports drink in the first half of 2007. The launch represented an introduction of a new product into a new beverage category for Americas Beverages. The launch has been supported by significant product placement and marketing investments, predominantly in the third quarter. Net sales have been well below expectations despite these investments. The Group incurred an operating loss of approximately £30 million from the Accelerade launch in 2007. Going forward, DPS intends to focus on selling Accelerade in a more targeted way to informed athletes, trainers and exercisers, and targeting retailers that are frequented by these consumers, such as health and nutrition outlets, where it expects the product to be financially viable.

Glacéau termination

Following its acquisition by Coca-Cola on 30 August, 2007, Energy Brands, Inc. notified Americas Beverages that it was terminating the distribution agreements for Glacéau products, including vitaminwater, fruitwater and smartwater, with effect from 2 November, 2007. Pursuant to the terms of the agreement, the Group received a payment of approximately £46 million from Energy Brands, Inc. for this termination in December 2007. Glacéau net sales for the financial year ended 31 December, 2007 were approximately £110 million and are reflected in Americas Beverages’ Bottling Group segment.

SeaBevs acquisition

On 11 July, 2007 the Group acquired the Jacksonville, Florida-based SeaBevs, the second largest independent bottling and distribution company in the United States, for approximately £27 million. SeaBevs has two manufacturing facilities and 16 warehouses and distribution centres located from Miami to Atlanta. It distributes many of Americas Beverages’ CSDs and non-CSDs throughout Florida and Northern Georgia, providing Americas Beverages with expanded geographic coverage for its Bottling Group operations and a more integrated business.

4.	Key Strengths

The key strengths of the Americas Beverages business are:

Strong portfolio of leading, consumer-preferred brands.  Americas Beverages owns a diverse portfolio of well-known CSD and non-CSD brands. Many of its brands enjoy high levels of consumer awareness, preference and loyalty rooted in their rich heritage, which drive their market positions. The diverse portfolio provides its bottlers, distributors and retailers with a wide variety of products and provides it with a platform for growth and profitability. Americas Beverages is the number one flavoured CSD company in the United States. In addition, Americas Beverages is the only major beverage concentrate manufacturer with year-over-year market share gains in the CSD market segment in each of the last four years. Its largest brand, Dr Pepper, is the number two flavoured CSD in the United States, according to ACNielsen and the Snapple brand is a leading ready-to-drink tea. Overall, in 2007, more than 75 per cent. of Americas Beverages’ volume was generated by brands that hold either the number one or number two position in their category. The strength of the key brands has allowed Americas Beverages to launch innovations and brand extensions such as Dr Pepper Soda Fountain Classics, Mott’s for Tots and Snapple Antioxidant Waters.

Integrated business model.  Americas Beverages’ brand ownership, bottling and distribution are more integrated than the US operations of its principal competitors and this differentiation provides it with a competitive advantage. Americas Beverages’ integrated business model strengthens its route-to-market and enables it to improve focus on its brands, especially certain of its brands such as 7UP, Sunkist, A&W and Snapple, which do not have a large presence in the Coca-Cola affiliated and PepsiCo. affiliated bottler systems. The integrated business model also provides opportunities for net sales and profit growth through the alignment of the economic interests of brand ownership and Americas Beverages’ bottling and distribution businesses. For example, Americas Beverages can focus on maximising profitability for DPS as a whole rather than focusing on profitability generated from either the sale of concentrates or the bottling and distribution of our products.

Strong customer relationships.  Americas Beverages’ brands have enjoyed long-standing relationships with many of its top customers. It sells its products to a wide range of customers, from bottlers and distributors to national retailers and large foodservice and convenience store customers. It has strong relationships with some of the largest bottlers and distributors, including those affiliated with Coca-Cola and PepsiCo., some of the largest and most important retailers, including Wal-Mart Stores, Inc., Safeway, Kroger and Target, and some of the largest food service customers, including McDonald’s, Yum! and Burger King and convenience store customers, including 7-Eleven. Its portfolio of strong brands, operational scale and experience across beverage segments have enabled Americas Beverages to maintain strong relationships with its customers.

Attractive positioning within a large, growing and profitable market.  Americas Beverages holds the number three position in each of the United States, Canada and Mexico, three of the top ten beverage markets by CSD volume, according to Beverage Digest and Canadean. DPS believes that these markets are well-positioned to benefit from emerging consumer trends such as the need for convenience and the demand for products with health and wellness benefits. In addition, DPS participates in many of the growing categories in the liquid refreshment beverage market, such as ready-to-drink teas. Americas Beverages does not participate significantly in colas, which have declined in CSD volume share from 70.0 per cent. in 1991 to 57.4 per cent. in 2006 in the United States, according to Beverage Digest. It also does not participate significantly in the bottled water market segment, which it believes is a highly competitive and generally low margin market segment.

Broad geographic manufacturing and distribution coverage.  With effect from the Demerger Effective Time Americas Beverages will operate 20 manufacturing facilities and more than 250 distribution centres in the United States, as well as four manufacturing facilities and more than 25 distribution centres in Mexico. These facilities use a variety of manufacturing processes. In addition, its warehouses are generally located at or near bottling plants and geographically dispersed across the region to ensure products are available to meet consumer demand. Americas Beverages actively manages transportation of its products using its own fleet of more than 5,000 delivery trucks, as well as third-party logistics providers on a selected basis. Following recent bottling acquisitions and manufacturing investments, it now has greater geographic coverage with strategically located manufacturing and distribution capabilities, enabling it to better align its operations with customers, reduce transportation costs and have greater control over the timing and coordination of new product launches.

Strong operating margins and significant, stable cash flows.  The breadth and strength of Americas Beverages’ brand portfolio have enabled it to generate strong operating margins which, combined with its relatively modest capital expenditures, have delivered significant and stable cash flows. These cash flows create stockholder value by enabling DPS to consider a variety of alternatives, such as investing in the business, reducing debt and returning capital to DPS stockholders.

Experienced executive management team.  Americas Beverages executive management team has an average of more than 20 years of experience in the food and beverage industry. The team has broad experience in brand ownership, bottling and distribution, and enjoys strong relationships both within the industry and with major customers. In addition, the management team has diverse skills that support DPS’s operating strategies, including driving organic growth through targeted and efficient marketing, reducing operating costs, enhancing distribution efficiencies, aligning manufacturing and bottling and distribution interests and executing strategic acquisitions.

5.	Strategy

The key elements of the DPS business strategy are to:

Build and enhance leading brands.  Americas Beverages has a well-defined portfolio strategy to allocate its marketing and sales resources. It uses an on-going process of market and consumer analysis to identify key brands that it believes have the greatest potential for profitable sales growth. DPS intends to continue to invest most heavily in these key brands to drive profitable and sustainable growth by strengthening consumer awareness, developing innovative products and brand extensions to take advantage of evolving consumer trends, improving distribution and increasing promotional effectiveness. For example, in 2006, Americas Beverages re-launched 7UP with 100 per cent. natural flavours with no artificial preservatives, thereby differentiating the 7UP brand from other lemon-lime CSDs.

Focus on opportunities in high growth and high margin categories.  DPS is focused on driving growth in the business in selected profitable and emerging categories. These categories include ready-to-drink teas, energy drinks and other functional beverages. For example, Americas Beverages recently launched Snapple super premium teas and juices and Snapple antioxidant waters. DPS also intends to capitalise on opportunities in these categories through brand extensions, new product launches and selective acquisitions of brands and distribution rights. For example, DPS believes it is well-positioned to enter into new distribution agreements for emerging, high-growth third party brands in new categories that can use Americas Beverages’ bottling and distribution networks. DPS can provide these new brands with distribution capability and resources to grow, and they provide DPS with exposure to growing segments of the market with relatively low risk and capital investment.

Increase presence in high margin channels and packages.  DPS is focused on improving product presence in high margin channels, such as convenience stores, vending machines and small independent retail outlets, through increased selling activity and investments in coolers and other cold drink equipment. DPS intends to significantly increase the number of its branded coolers and other cold drink equipment over the next few years which DPS believes will provide an attractive return on investment. It also intends to increase demand for high margin products like single-serve packages for many of its key brands through increased promotional activity and innovation such as the successful introduction of the A&W “vintage” 20 ounce bottle.

Leverage its integrated business model.  DPS believes its integrated brand ownership, bottling and distribution business model provides it with opportunities for net sales and profit growth through the alignment of the economic interests of its brand ownership and its bottling and distribution businesses. DPS intends to leverage its integrated business model to reduce costs by creating greater geographic manufacturing and distribution coverage and to be more flexible and responsive to the changing needs of large retail customers by coordinating sales, service, distribution, promotions and product launches. For example, DPS intends to concentrate more of its manufacturing in multi-product, regional manufacturing facilities, including by opening a new plant in Southern California and investing in expanded capabilities in several of its existing facilities within the next several years.

Strengthen its route-to-market through acquisitions.  The acquisition and creation of Americas Beverages’ Bottling Group is part of its longer-term initiative to strengthen the route-to-market for its products. DPS believes additional acquisitions of regional bottling companies will broaden geographic coverage in regions where DPS is currently under-represented, enhance coordination with its large retail customers, more quickly address changing customer demands, accelerate the introduction of new products, improve collaboration around new product innovations and expand its coverage of high margin channels.

Improve operating efficiency.  The Group’s recently announced restructuring of the Americas Beverages’ business will reduce its selling, general and administrative expenses and improve its operating efficiency. In addition, the integration of recent acquisitions into the Bottling Group has created the opportunity to improve manufacturing, warehousing and distribution operations. For example, the business has been able to create multi-product manufacturing facilities (such as the Irving, Texas facility) which provide a region with a wide variety of products at reduced transportation and bottling costs.

6.	Americas Beverages Business

Americas Beverages operates its business in four segments: Beverage Concentrates, Finished Goods, Bottling Group and Mexico and the Caribbean. As part of the organisational restructuring that was announced on 10 October, 2007 the Bottling Group segment has assumed management and operational control of the previously fifth and independent Snapple Distributors segment. As a result, the Bottling Group segment has been restated to reflect the inclusion of the Snapple Distributors segment.

Beverage Concentrates

The Beverage Concentrates segment is a brand ownership business. In this segment it manufactures beverage concentrates and syrups in the United States and Canada. Most of the brands in this segment are CSD brands. In 2007, the Beverage Concentrates segment had net sales of US$1.3 billion (before elimination of inter-segment transactions).

In 2007, Dr Pepper, the largest CSD brand represented approximately 50 per cent. of the Beverage Concentrates segment net sales and volume of over half a billion case sales, with each case representing 288 fluid ounces of finished beverage. 7UP, Sunkist, A&W and Canada Dry together represented 30 per cent. of Beverage Concentrates net sales. Other brands in the Beverage Concentrates segment include: Schweppes, RC, Diet Rite, Vernors, Squirt, Sundrop, Welch’s and Country Time and the concentrate forms of Hawaiian Punch and Snapple.

Americas Beverages is the industry leader in flavoured CSDs with a 35.7 per cent. market share in the United States, as measured by volume sales according to ACNielsen. It is also the third largest CSD brand owner as measured by 2007 volume sales in the United States and Canada and it owns a leading brand in most of the CSD categories in which it competes.

Almost all of its beverage concentrates are manufactured at its plant in St. Louis, Missouri. The beverage concentrates are shipped to third-party bottlers, as well as to Americas Beverages’ own Bottling Group, who combine the beverage concentrates with carbonation, water and sweeteners, package it in plastic and glass bottles and aluminium cans, and sell it as a finished CSD to retailers.

Syrup is shipped to fountain customers, such as fast food restaurants, who mix the syrup with water and carbonation to create a finished beverage at the point of sale to consumers. Dr Pepper represents most of Americas Beverages’ fountain channel net sales. In 2007, net sales to the fountain channel constituted approximately a third of Dr Pepper beverage concentrates and syrup net sales and approximately 18 per cent. of Americas Beverages total CSD concentrates and syrup net sales were to the fountain channel.

Americas Beverages’ Beverage Concentrates brands are sold by its bottlers, including its own Bottling Group, through all major retail channels including supermarkets, fountains, mass merchandisers, club stores, vending machines, convenience stores, gas stations, small groceries, drug chains and dollar stores. Unlike the majority of its other CSD brands, approximately 70 per cent. of Dr Pepper volumes are distributed through the Coca-Cola affiliated and PepsiCo. affiliated bottler systems.

Coca-Cola Enterprises and Pepsi Bottling Group each constitute 10 per cent. to 15 per cent. of the volume of Americas Beverages Beverage Concentrates segment.

DPS expects that its CSD brands will continue to play a central role in its brand portfolio. DPS intends to continue to invest in its CSD brands and focus on expanding distribution, increasing its offerings of CSDs packaged for immediate consumption, concentrating on growing demographics such as the Hispanic population and broadening the brands’ consumer base to geographic regions of the United States where DPS is under-represented. For example, DPS plans to capitalise on the opportunities that it believes exist for the Dr Pepper brand on the east and west coasts and elsewhere in the Northeast, while continuing to develop increased consumption in the heartland markets (including Texas, Oklahoma, Louisiana and

Arkansas) where the brand historically has enjoyed strong consumer appeal. In addition, DPS plans to continue to grow Diet Dr Pepper through increased fountain availability, consumer trial and selective product innovation.

Finished Goods

Americas Beverages’ Finished Goods segment is a brand ownership and a bottling business and, to a lesser extent, a distribution business. In this segment, it primarily manufactures and distributes finished beverages and other products in the United States and Canada. Most of the beverages in this segment are non-CSDs (such as ready-to-drink teas, juice and juice drinks). Although there are sales of Snapple in all of our segments, most of its sales of Snapple are included in the Finished Goods segment. In 2007, Americas Beverages Finished Goods segment had net sales of US$1.6 billion (before elimination of inter-segment transactions).

In 2007, Snapple, the largest brand in the Finished Goods segment represented approximately 25 per cent. of the Finished Goods segment net sales. Mott’s, Hawaiian Punch and Clamato together represented approximately 40 per cent. of Americas Beverages’ Finished Goods segment net sales. The other brands in the Finished Goods segment include: Nantucket Nectars, Yoo-Hoo, Orangina, Mistic, Mr and Mrs T, Rose’s, Margaritaville, Stewart’s, Crush and IBC.

Americas Beverages is the third largest manufacturer of non-CSDs by retail sales in the US behind Coca-Cola and PepsiCo., according to ACNielsen.

Americas Beverages’ Finished Goods products are manufactured in several facilities across the United States and are distributed to retailers and their warehouses by Americas Beverages’ own distribution network or third-party distributors. It sells its Finished Goods brands through all major retail channels, including supermarkets, fountains, mass merchandisers, club stores, vending machines, convenience stores, gas stations, small groceries, drug chains and dollar stores. In 2007, Wal-Mart Stores, Inc., the largest customer of the Americas Beverages’ Finished Goods segment, accounting for approximately 16 per cent. of its net sales in this segment.

DPS plans to continue to invest in non-CSD brands and focus on enhancing leading non-CSD brands and capitalising on opportunities in high growth products and high margin product categories. For example, DPS plans to continue to revitalise the Snapple brand as a complete line of ready-to-drink teas, juices and waters by building on the momentum from the recent launches of super premium teas and investing in a new Snapple antioxidant water offering while continuing to develop its existing premium tea and juice businesses.

Bottling Group

Americas Beverages’ Bottling Group segment is a bottling and distribution business. In this segment, it manufactures and distributes finished beverages, including its brands, third-party owned brands and certain private label beverages in the United States. The Bottling Group’s primary business is manufacturing, bottling, selling and distributing finished beverages using both beverage concentrates purchased from brand owners (including the Beverage Concentrates segment) and finished beverages purchased from brand owners and bottlers (primarily Americas Beverages’ Finished Goods segment). In addition, the Bottling Group bottles finished beverages for third parties for a fee. In 2007, the Bottling Group segment had net sales of US$3.1 billion (before elimination of inter-segment transactions).

Americas Beverages is the fourth largest bottler in the United States by net sales.

Approximately three-quarters of the 2007 Bottling Group net sales of branded products come from Americas Beverages’ own brands such as Snapple, Mistic, Stewart’s, Nantucket Nectars and Yoo-Hoo, with the remaining from the distribution of third-party brands such as Monster energy drink, FIJI mineral water and Big Red soda. Although the majority of the Bottling Group’s net sales relate to Americas Beverages brands, it also provides a route-to-market for many third-party brand owners seeking effective distribution for their new and emerging brands. These brands give Americas Beverages exposure in certain markets to fast growing segments of the beverage industry with minimal capital investment.

The majority of the Bottling Group’s sales are through direct store delivery supported by a fleet of more than 5,000 trucks and 9,000 employees, including sales representatives, merchandisers, drivers and warehouse workers. The Bottling Group’s product portfolio is sold within the United States through approximately 200,000 retailer accounts across all major retail channels. In 2007, Wal-Mart Stores, Inc. accounted for approximately 10 per cent. of the Bottling Group’s net sales.

Americas Beverages’ integrated business model provides opportunities for net sales and profit growth through the alignment of the economic interests of its brand ownership and bottling and distribution businesses. DPS’s strengthened route-to-market following its 2006 bottling acquisitions has enabled it to increase the market share of its brands (as measured by volume) in many of those markets served by the bottlers it acquired. DPS plans to continue to invest in the Bottling Group and focus on strengthening its route-to-market and by creating greater geographic manufacturing and distribution coverage.

Mexico and the Caribbean

Americas Beverages’ Mexico and the Caribbean segment is a brand ownership and a bottling and distribution business. This segment participates mainly in the carbonated mineral water, flavoured CSD, bottled water and vegetable juice categories, with particular strength in carbonated mineral water and grapefruit flavoured CSDs. In 2007, the Mexico and the Caribbean segment had net sales of US$418 million. In 2007, Americas Beverages’ operations in Mexico represented 90 per cent. of the net sales of this segment.

Americas Beverages is the number 3 CSD company in Mexico (as measured by volume in 2007) behind Coca-Cola and PepsiCo., with a 4.8 per cent. market share according to ACNielsen.

In 2006, Peñafiel, Squirt, Clamato and Aguafiel together represented more than 80 per cent. of Mexico and the Caribbean segment’s net sales.

In Mexico, Americas Beverages manufactures and distributes its products through its bottling operations and third-party bottlers and distributors. In the Caribbean, it distributes its products through third-party bottlers and distributors. In Mexico, it also participates in a joint venture to manufacture Aguafiel brand water with Acqua Minerale San Benedetto. Americas Beverages provides expertise in the Mexican beverage market and Acqua Minerale San Benedetto provides expertise in water production and new packaging technologies.

Americas Beverages sells its finished beverages through all major Mexican retail channels, including the “mom and pop” stores, supermarkets, hypermarkets, and on premise channels.

7.	Marketing

DPS’s marketing strategy is to grow the Americas Beverages’ brands through continuously providing new solutions to meet consumers’ changing preferences and needs. It will identify those preferences and needs and develop innovative solutions to address those opportunities. These solutions include new and reformulated products, improved packaging design, pricing and enhanced availability. Americas Beverages uses advertising, media, merchandising, public relations and promotion to provide maximum impact for its brands and messages. As part of its marketing strategy, DPS is committed to developing solutions that promote social and environmental benefits.

8.	Research and development

Americas Beverages’ research and development team is focused on developing high quality products and packaging which have broad consumer appeal, can be sold at competitive prices and can be safely and consistently produced across a diverse manufacturing network. The research and development team engages in activities relating to: product development, microbiology, analytical chemistry, structural packaging design, process engineering, sensory science, nutrition, clinical research and regulatory compliance. It has particular expertise in flavours and sweeteners.

The research and development team is composed of scientists and engineers in the United States and Mexico. Americas Beverages is in the process of relocating its research and development centre to its headquarters in Plano, Texas, which DPS expects to be completed in the second quarter of 2008.

9.	Customers

Americas Beverages primarily serves two groups of customers: bottlers and distributors, and retailers.

Bottlers buy beverage concentrates from Americas Beverages and in turn, they manufacture, bottle, sell and distribute finished beverages. Bottlers also manufacture and distribute syrup for the fountain foodservice channel. In addition, bottlers and distributors purchase finished beverages from Americas Beverages and sell them to retail and other customers. Americas Beverages has strong relationships with bottlers affiliated with Coca-Cola and PepsiCo. primarily because of the strength and market position of its key Dr Pepper brand.

Retailers also buy finished beverages directly from Americas Beverages. Americas Beverages’ portfolio of strong brands, operational scale and experience in the beverage industry has enabled it to maintain strong relationships with major retailers in the United States, Canada and Mexico. In 2007, its largest retailer was Wal-Mart Stores, Inc., representing approximately 10 per cent. of net sales.

10.	Manufacturing

With effect from the Demerger Effective Time, Americas Beverages will operate 24 manufacturing facilities across the United States and Mexico. Almost all of the CSD beverage concentrates are manufactured at a single plant in St. Louis, Missouri. All of the manufacturing facilities are either regional manufacturing facilities, with the capacity and capabilities to manufacture many brands and packages, facilities with particular capabilities that are dedicated to certain brands or products, or smaller bottling plants with a more limited range of packaging capabilities. DPS intends to open a new, multi-product, manufacturing facility in Southern California within the next several years.

Americas Beverages employs approximately 3,500 full-time manufacturing employees in its facilities. Americas Beverages has a variety of production capabilities, including hot fill, cold-fill and aseptic bottling processes, and it manufactures beverages in a variety of packaging materials, including aluminium, glass and plastic cans and bottles and a variety of package formats, including single-serve and multi-serve packages and “bag-in-box” fountain syrup packaging.

In 2006, approximately 90 per cent. of its manufactured volumes were related to its own brands and 10 per cent. to third-party and private-label products. Americas Beverages also uses third-party manufacturers to co-pack for it on a limited basis.

Americas Beverages owns property, plant and equipment, net of accumulated depreciation, totaling £421 million and £372 million as of 31 December, 2007 and 31 December, 2006, respectively.

11.	Raw materials

The principal raw materials Americas Beverages uses in its business are aluminium cans and ends, glass bottles, plastic bottles and caps, paperboard packaging, HFCS and other sweeteners, juice, fruit, electricity, fuel and water. The cost of the raw materials can fluctuate substantially. For example, aluminium, glass, plastic and HFCS prices increased significantly in 2006 and 2007.

Approximately 60 per cent. of the total 2007 costs of goods sold were for ingredients and packaging, including aluminium cans and ends, glass bottles, plastic bottles and caps and paperboard packaging. Manufacturing costs for Americas Beverages’ Finished Goods segment, where it manufactures and bottles finished beverages, are higher (as a percentage of net sales) than its Beverage Concentrates segment, as the Finished Goods segment requires the purchase of a much larger portion of the packaging and ingredients, including HFCS, juice and fruit. Under many of the supply arrangements for these supplies, the price Americas Beverages pays fluctuates along with certain changes in underlying commodities costs, such as aluminium in the case of cans, natural gas in the case of glass bottles, resin in the case of plastic bottles and caps, corn in the case of HFCS and pulp in the case of paperboard packaging.

12.	Warehousing and distribution

With effect from the Demerger Effective Time, the warehouse and distribution network will consist of 20 manufacturing facilities and more than 250 distribution centres in the United States, as well as four manufacturing facilities and more than 25 distribution centres in Mexico. Warehousing is generally located at or near bottling plants and is geographically dispersed across the region to ensure product is available to meet consumer demand.

13.	Information technology and transaction processing services

Americas Beverages uses a variety of information technology (“IT”) systems and networks configured to meet business needs. Historically, IT support has been provided as a corporate service by Cadbury

Schweppes’ IT team and external suppliers. DPS is forming its own standalone, dedicated IT function to support the Americas Beverages’ business as it separates from Cadbury Schweppes and is in the process of separating systems, services and contracts. DPS’s primary IT data centre will be hosted in Toronto, Canada by a third-party provider. DPS will also use two primary vendors for application support and maintenance, both of which are based in India and provide resources offshore and onshore.

DPS will also use a business process provider located in India to provide certain back office transactional processing services, including accounting, order entry and other transactional services.

14.	Intellectual Property and Trademarks

Americas Beverages Intellectual Property

Americas Beverages possesses a variety of intellectual property rights that are important to the business. It relies on a combination of trademarks, copyrights, patents and trade secrets to safeguard proprietary rights, including its brands and ingredient and production formulas for its products.

Trademarks

Americas Beverages has a trademark portfolio which includes more than 2,000 registrations and applications in the United States, Canada, Mexico and other countries. Brands it owns through various subsidiaries in various jurisdictions include: Dr Pepper, 7UP, A&W, Canada Dry, RC, Schweppes, Squirt, Crush, Peñafiel, Aguafiel, Snapple, Mott’s, Hawaiian Punch, Clamato, Mistic, Nantucket Nectars, Mr & Mrs T, ReaLemon, Accelerade and Deja Blue. Americas Beverages owns trademark registrations for all of these brands in the United States, and it owns trademark registrations for some but not all of these brands in Canada and Mexico. Americas Beverages also owns a number of smaller regional brands. Some of its other trademark registrations are in countries where it does not currently have any significant level of business. In addition, in many countries outside the United States, Canada and Mexico, its rights in many of its brands have been sold to third parties including, in certain cases, to competitors such as Coca-Cola.

Trademarks licensed from others

Americas Beverages licences various trademarks from third parties, which licences generally allow it to manufacture and distribute on a country-wide basis. For example, it licences from third parties the Sunkist, Welch’s, Country Time, Orangina, Stewart’s, Holland House and Margaritaville trademarks, and it licences from Cadbury Schweppes the Rose’s trademark. Although these licences vary in length and other terms, they generally are long-term, cover the entire United States and include a royalty payment to the licensor.

Licensed distribution rights

Americas Beverages has rights in certain territories to bottle and/or distribute various brands it does not own, such as Monster energy drink, FIJI mineral water and Big Red soda. Some of these arrangements are relatively shorter in term, are limited in geographic scope and the licensor may be able to terminate the agreement upon an agreed period of notice, in some cases without payment to Americas Beverages.

Intellectual property Americas Beverages licences to others

Americas Beverages licences some of its intellectual property, including trademarks, to others. For example, it licences the Dr Pepper trademark to certain companies for use in connection with food, confectionery and other products. It also licences certain brands, such as Dr Pepper and Snapple, to third parties for use in beverages in certain countries where it owns the brand but does not otherwise operate its business.

Cadbury Schweppes name

DPS has agreed to remove “Cadbury” from the names of its companies after Completion. Cadbury Schweppes can continue to use the “Schweppes” name as part of its companies’ names outside of the United States, Canada and Mexico (and for a transitional period, inside the United States, Canada and Mexico).

15.	Bottler and distributor agreements

In the United States and Canada, Americas Beverages generally grants perpetual, exclusive licence agreements for CSD brands and packages to bottlers for specific geographic areas. These agreements prohibit bottlers from selling the licensed products outside their exclusive territory and selling any imitative products in that territory. Generally, Americas Beverages may terminate bottling agreements only for cause and the bottler may terminate without cause upon giving certain specified notice and complying with other applicable conditions. Fountain agreements for bottlers generally are not exclusive for a territory, but do restrict bottlers from carrying imitative product in the territory. Many of Americas Beverages’ brands such as Snapple, Mistic, Stewart’s, Nantucket Nectars, Yoo-Hoo and Orangina, are licensed for distribution in various territories to bottlers and a number of smaller distributors such as beer wholesalers, wine and spirit distributors, independent distributors and retail brokers. Americas Beverages may terminate some of these distribution agreements only for cause and the distributor may terminate without cause upon certain notice and other conditions. Either party may terminate some of the other distribution agreements without cause upon giving certain specified notice and complying with other applicable conditions.

16.	Real Property

United States

Americas Beverages’ United States principal offices are located in Plano, Texas, in a facility that it owns. It also has a leased office in Rye Brook, New York. The research and development centre is located in a leased facility in Trumbull, Connecticut, but will be relocated to Plano during 2008. With effect from the Demerger Effective Time, Americas Beverages will own or lease 20 manufacturing facilities across the United States. The largest manufacturing facilities are in St. Louis, Missouri; Northlake, Illinois; Irving, Texas; Ottumwa, Iowa; Houston, Texas; Williamson, New York; Carteret, New Jersey; Carlstadt, New Jersey and Aspers, Pennsylvania. It also operates more than 250 distribution centres across the United States.

Canada

Americas Beverages’ last plant in Canada, St. Catharines, was closed in 2007. Beverage concentrates sold to bottlers and finished beverages sold to retailers and distributors are supplied principally from US locations.

Mexico

The Mexico and Caribbean operations’ principal office is leased in Mexico City. In Mexico, Americas Beverages operates four manufacturing facilities, one joint venture facility and more than 25 direct distribution centres.

DPS believes that its facilities in the United States, Canada and Mexico are well-maintained and adequate for its present operations. DPS believes it will be able to acquire new space as and when needed on reasonable terms. DPS will also look to consolidate and dispose or sublet facilities it no longer needs, as and when appropriate.

17.	Employees

At 31 December, 2007 Americas Beverages employed approximately 20,000 full-time employees, including seasonal workers.

In the United States, Americas Beverages has approximately 17,000 full-time employees. It has many union collective bargaining agreements covering approximately 5,000 full-time employees. Several agreements cover multiple locations. These agreements often address working conditions as well as wage rates and benefits. In Mexico and the Caribbean, Americas Beverages employs approximately 3,000 full-time employees and are also party to collective bargaining agreements. It does not have a significant number of employees in Canada.

PART X

INFORMATION ON DPS AND THE DPS SHARES

1.	DPS

DPS was incorporated in Delaware on 24 October, 2007 with its principal executive offices at 5301 Legacy Drive, Plano, Texas 75024, USA. The telephone number is +1 (972) 673 7000.

DPS was formed for the purpose of holding the Americas Beverages business in connection with the Demerger and, other than operations incidental to the Demerger, will have no operations prior to the Demerger Effective Time. Following completion of the Demerger, DPS, will be the new holding company of the Americas Beverages business and will be listed on the New York Stock Exchange.

2.	DPS Board of directors

The New York Stock Exchange requires that a majority of the DPS Board qualify as “independent” according to the rules and regulations of the SEC and the New York Stock Exchange by no later than the first anniversary of the Demerger. DPS intends to comply with these requirements. As at 13 March, 2008 (being the latest practicable date prior to the publication of this document), the following individuals had been appointed as directors of DPS:

Director	Position

Wayne Sanders	Chairman
Larry Young	President, Chief Executive Officer
John Stewart	Executive Vice President, Chief Financial Officer and Director
James Baldwin	Executive Vice President and General Counsel
Jack Stahl	Independent director
Terence Martin	Independent director
Pamela Patsley	Independent director

Each of the directors’ business address is c/o Dr Pepper Snapple Group, Inc., 5301 Legacy Drive, Plano, Texas 75024, United States.

Wayne Sanders was appointed to the position of Chairman of DPS on 7 February, 2008. His appointment will take effect from the Demerger Effective Time. Mr Sanders served as Chairman and Chief Executive Officer of Kimberly-Clark Corporation from 1992 until his retirement in 2003 and also was a director of Adolph Coors Company. Mr Sanders is currently on the boards of Texas Instruments, Inc. and Belo Corp. Mr Sanders is also a National Trustee and Governor of the Boys & Girls Clubs of America and a former Trustee of Marquette University Board of Trustees from 1992 to 2007, serving as Chairman from 2001 to 2003.

Larry Young was appointed to the DPS Board on 24 October, 2007. He has served as President and Chief Executive Officer of Cadbury Schweppes’ Americas Beverages business since October 2007. Mr Young joined Cadbury Schweppes as President and Chief Operating Officer of the Bottling Group segment and Head of Supply Chain in 2006 after the acquisition of DPSUBG, where he had been President and Chief Executive Officer since May 2005. From 1997 to 2005, Mr Young served as President and Chief Operating Officer of Pepsi-Cola General Bottlers, Inc. and Executive Vice President of Corporate Affairs at PepsiAmericas, Inc.

John Stewart was appointed to the DPS Board on 24 October, 2007. He has served as Executive Vice President and Chief Financial Officer of Cadbury Schweppes’ Americas Beverages business since November 2006. From 1990 to 2004, Mr Stewart worked for Diageo PLC and its subsidiaries, serving as Senior Vice President and Chief Financial Officer of Diageo North America from 2001 to 2004. From 2004 to 2005, Mr Stewart was an independent consultant, providing mergers and acquisitions advice to Diageo PLC.

James Baldwin was appointed to the DPS Board on 24 October, 2007. He has served as Executive Vice President and General Counsel of Cadbury Schweppes’ Americas Beverages business since July 2003. From June 2002 to July 2003, he served as Senior Vice President and General Counsel at Dr Pepper/Seven Up, Inc., and from August 1998 to June 2002 as General Counsel for Mott’s LLP. Mr Baldwin will resign as a director of DPS prior to the Demerger Effective Time.

Jack Stahl has agreed to be appointed to the DPS Board before the Demerger Effective Time and is expected to be Chairman of DPS’s compensation committee. Mr Stahl spent 22 years at The Coca-Cola Company, and was Chief Financial Officer and Senior Vice President of the North America Group and Senior Vice President of the Americas Group before becoming President and Chief Operating Officer. From 2002-2006 Mr Stahl was Chief Executive Officer and President of Revlon, Inc. He is currently on the board of Schering-Plough Corporation.

Terence Martin has agreed to be appointed to the DPS Board before the Demerger Effective Time and is expected to be Chairman of the DPS Audit Committee. Between 1991 and 2001 Mr Martin served as Chief Financial Officer of three public companies, firstly American Cyanamid Company, then SPX Corporation and subsequently Quaker Oats Company, which included the Gatorade brand, being responsible for the sale of Quaker Oats to PepsiCo. He has been a member of the Board of Del Monte (USA) since 2002 and was chair of its Audit Committee.

Pamela Patsley has agreed to be appointed to the DPS Board before the Demerger Effective Time. Ms Patsley was Senior Executive Vice President of First Data Corporation from March 2000 to October 2007 and President of First Data International, responsible for the development of First Data’s card issuing and merchant services business outside the United States, a position she held from May 2002 to October 2007. Ms Patsley joined First Data in 2000, having previously been President and Chief Executive Officer of Paymentech, Inc. She also held stints as Chief Financial Officer at First USA, Inc. Ms Patsley is also on the boards of Molson Coors Brewing Company and Texas Instruments, Inc. where she is Chairman of its Audit Committee.

Prior to the Demerger Effective Time, DPS intends to appoint further independent directors. Announcements will be made by Cadbury Schweppes regarding further appointments to the DPS Board in due course.

3.	Remuneration of DPS directors

Chairman

With effect from the Demerger Effective Time, Wayne Sanders will serve as Chairman of DPS pursuant to a letter of appointment dated 7 February, 2008. As Chairman, he is entitled to an annual retainer of US$100,000, which he may elect to receive in cash or to defer and receive DPS Shares pursuant to a deferred compensation plan to be adopted by DPS in connection with the Demerger. He will also receive an annual equity grant of DPS common stock equal to US$200,000. DPS Shares acquired through the deferral of his annual retainer and through the annual equity grant will vest on the third anniversary of the date of grant. In addition, in recognition of Mr Sanders’ services to DPS in connection with the Demerger, he will receive a one-time founders’ equity grant upon Completion of DPS common stock equal to US$900,000 that will vest in equal amounts on each of the first, second and third anniversary of the date of grant.

Executive directors

Larry Young, John Stewart and James Baldwin were all appointed as executive directors of the board of DPS on 24 October, 2007. They do not receive remuneration in their roles as directors and only receive remuneration pursuant to their executive employment agreements, as set forth below in the section “Executive Compensation.”

Independent director compensation

Independent directors will receive compensation from DPS for their services on the board of directors or committees. DPS will reimburse independent directors for expenses incurred in connection with attendance at board or committee meetings. DPS also expects to adopt expense reimbursement and related policies for all directors customary for US public companies. No director compensation was paid in 2007. The following table sets out the schedule of remuneration for the DPS independent directors:

Schedule of independent directors remuneration (excluding Chairman)

Annual Cash(1)	US$100,000
Annual Equity Grant(2)	US$100,000 RS
Audit Committee Chairman
Additional Annual Equity Grant(2)	US$30,000 RS
Compensation Committee Chairman
Additional Annual Equity Grant(2)	US$25,000 RS

Notes:

1.	DPS independent directors can voluntarily convert all or part of cash payment into equity (Restricted Stock (“RS”) which vests after 3 years)

2.	Annual equity grants vest after 3 years

4.	Executive officers

In addition to Wayne Sanders, Larry Young, John Stewart, James Baldwin, Terence Martin, Jack Stahl and Pamela Patsley, the Executive officers of DPS are as follows:

Name	Function

Rodger Collins	President — Bottling Group Sales
Randall Gier	Executive Vice President — Marketing and R&D
Pedro Herrán Gacha	President — Mexico and the Caribbean
Derry Hobson	Executive Vice President — Supply Chain
James Johnston, Jr	President — Finished Goods and Concentrate Sales
Lawrence Solomon	Executive Vice President — Human Resources

Each of the executive officers’ business address is c/o Dr Pepper Snapple Group, Inc., 5301 Legacy Drive, Plano, Texas 75024, United States.

Rodger Collins has served as President of Sales for the Bottling Group segment of Cadbury Schweppes’ Americas Beverages business since October 2007. He had previously served as Midwest Division President for the Bottling Group since January 2005. He also was Regional Vice President (North/East) at DPSUBG from October 2001 to December 2004.

Randall Gier has served as Executive Vice President of Marketing and R&D of Cadbury Schweppes’ Americas Beverages business since February 2004. From 2002 to 2004, he was the Chief Marketing Officer for Yum! Brands International. Mr Gier was Chief Marketing Officer for Pizza Hut Inc. from 1997 to 2002 and Chief Marketing Officer at KFC from 1996 to 1997.

Pedro Herrán Gacha has served as President of the Mexico and the Caribbean segment of Cadbury Schweppes’ Americas Beverages business since March 2004. Prior to that, he was President of Cadbury Schweppes Beverages Mexico, a position he had held since January 2000.

Derry Hobson has served as Executive Vice President of Supply Chain for Cadbury Schweppes’ Americas Beverages business since October 2007. Mr Hobson joined the business as Senior Vice President of Manufacturing in May 2006 through our acquisition of DPSUBG where he had been Executive Vice President since 1999. Prior to joining our Bottling Group, Mr Hobson was President and Chief Executive Officer of Sequoia Pacific Systems from 1993 to 1999. From 1988 to 1993, Mr Hobson was Senior Vice President of Operations at Perrier Group.

James Johnston, Jr has served as President of Finished Goods and Concentrate Sales for Cadbury Schweppes’ Americas Beverages business since October 2007. Prior to that, he was Executive Vice President of Sales, a position he had held since January 2005. From March 2004 to January 2005, he was Executive Vice President of Strategy. From October 1997 to December 2003, Mr Johnston served as Senior Vice President of Licensing. From November 1993 to October 1997, Mr Johnston served as Senior Vice President of System Marketing.

Lawrence Solomon has served as Executive Vice President of Human Resources of Cadbury Schweppes’ Americas Beverages business since March 2004. From May 1999 to March 2004, he served as Senior Vice President of Human Resources for Dr Pepper/Seven Up, prior to which he served on Cadbury Schweppes’ global human resources team.

5.	Compensation discussion and analysis

Introduction

In 2007, DPS’s named executive officers (the “NEOs”) were Larry Young, John Stewart, Randall Gier, James Johnston, Pedro Herrán, Gilbert Cassagne and John Belsito. Historically, each NEO has been covered by the Cadbury Schweppes executive compensation programme. This paragraph describes the historical compensation arrangements for the NEOs. The Remuneration Committee is currently in the process of establishing the compensation arrangements for DPS’s current NEOs for 2008 as DPS becomes an independent public company and to the extent they are now established, they are described in this section. Following the Demerger, the DPS Board and its compensation committee will establish the future compensation arrangements for DPS.

During the last half of 2007, there were a number of changes with regard to the NEOs. On 12 October, 2007, Mr Cassagne, former President and Chief Executive Officer, left the Group and Mr Young, the Chief Operating Officer and President, Bottling Group, was appointed President and Chief Executive Officer of Americas Beverages. In addition, on 19 December, 2007, Mr Belsito, the former President, Snapple Distributors, left the Group.

Material elements of the executive compensation programme

Historically, Cadbury Schweppes’ executive compensation programme for the NEOs in 2007 consisted of the following three major elements:

•	Base salary
Base salary provided NEOs with a fixed level of cash compensation intended to aid in the attraction and retention of talent in a competitive market.

•	Annual cash incentive compensation
Annual cash incentive compensation encouraged NEOs to focus on the annual financial plan and motivated the performance of the NEOs in alignment with the short-term interests of Shareowners.

•	Long-term share-based incentive compensation
Long-term share-based incentive compensation rewarded NEOs for achieving quantitative goals that are key drivers of long-term performance. Long-term share-based incentives aligned the interests of executives with those of Shareowners and provided strong retention and motivational incentives.

Other forms of compensation were also provided to NEOs in 2007 under the Cadbury Schweppes executive compensation programme, and included grants under an additional share plan, participation in health plans, retirement plans, perquisites and severance arrangements.

Executive compensation

In 2007, DPS entered into executive employment agreements with each of its NEOs for a term of 10 years. In addition to setting forth their basic duties, the executive employment agreements provide the NEOs with a base salary and entitle them to participate in employee compensation and benefit plans and programmes applicable to officers generally, including the Annual Incentive Plan, Long Term Incentive Plan and Bonus Share Retention Plan. In the event DPS terminates an executive officer’s employment “without cause” or he resigns for “good reason” during the employment term, he is entitled to (1) a lump sum severance payment equal to nine months (12 months for Larry Young and John Stewart) of his annual base salary and target award under the Annual Incentive Plan; (2) a lump sum cash payment equal to his Annual Incentive Plan payment, pro-rated up to the employment termination date and based on the actual performance targets achieved for the year in which such termination of employment occurred; (3) salary continuation for up to nine months following the employment termination date (12 months for Larry Young and John Stewart) equal to his annual base salary and target award under the Annual Incentive Plan (subject to mitigation for new employment); and (4) medical, dental and vision benefits for the salary continuation period. Each NEO is also entitled to outplacement services for his salary continuation period and to certain payments under US pension arrangements. In addition, if the termination is due to death or disability, each NEO (or his estate, if applicable) is entitled to his target award, pro-rated up to the date on which his death or disability occurs.

The employment agreements include non-competition and non-solicitation provisions. These provisions provide that an NEO will not, for a period of one year after the date of his termination of employment, become engaged with companies that are in competition with DPS, including but not limited to a predetermined list of companies. Also, each NEO agrees for a period of one year after termination of employment not to solicit or attempt to entice away any of DPS’s employees or directors.

6.	Committees of the DPS Board of directors

Upon completion of the Demerger, the committees of the DPS Board will consist of an audit committee, nominating and corporate governance committee and a compensation committee. Each of these committees will be required to comply with the requirements of the SEC and the New York Stock Exchange applicable to companies engaging in their initial listing, including for the audit committee the independence requirements and the designation of an “audit committee financial expert.” The DPS Board intends to adopt a written charter for each of these committees, which will each be posted on its website prior to the Demerger Effective Time.

In addition, DPS may establish special committees under the direction of the DPS Board when necessary to address specific issues.

Audit committee

The DPS audit committee will be responsible for, among other things, making recommendations concerning the engagement of its independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and oversight of management’s review of the adequacy of DPS’s internal accounting controls. Mr Martin is expected to serve as Chairman.

Nominating and corporate governance committee

The DPS nominating and corporate governance committee will be responsible for recommending persons to be selected by the board as nominees for election as directors, recommending persons to be elected to fill any vacancies on the board, considering and recommending to the board qualifications for the office of director and policies concerning the term of office of directors and the composition of the board and considering and recommending to the board other actions relating to corporate governance. Mr Sanders is expected to serve as Chairman.

Compensation committee

The DPS compensation committee will be charged with the responsibilities, subject to full board approval, of establishing, periodically re-evaluating and, where appropriate, adjusting and administering policies concerning compensation structure and benefit plans for DPS employees, including the Chief Executive Officer and all of the other executive officers. Mr Stahl is expected to serve as Chairman.

Code of ethics

Prior to the Demerger Effective Time, DPS will adopt a written code of ethics that is designed to deter wrongdoing and to promote:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that DPS files with the SEC and in its other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

A copy of the DPS code of ethics will be posted on the DPS website prior to the Demerger Effective Time.

7.	Certain relationships and related party transactions

Following the completion of the Demerger, DPS will have a continuing relationship with Cadbury Schweppes and Cadbury plc as a result of the Demerger Agreements being entered into in connection with the separation as well as certain other agreements specifically contemplated by the Demerger Agreements to remain in effect following the Demerger Effective Time.

8.	Ownership of DPS Shares

The following table sets forth the expected beneficial ownership of DPS’s Shares calculated as of 13 March, 2008, based upon the distribution ratio of 12 DPS Shares for every 100 Cadbury Schweppes Ordinary Shares held at the Scheme Record Time, by:

•	each stockholder who is expected following the distribution to beneficially own more than 5 per cent. of the DPS Shares;

•	each NEO;

•	each of the DPS directors; and

•	all of the DPS executive officers and directors as a group.

To the extent DPS directors and executive officers own Cadbury Schweppes Ordinary Shares at the Demerger Effective Time, they will participate in the distribution on the same terms as other Shareowners.

Following the Demerger Effective Time, DPS will have an aggregate of approximately 253,000,000 DPS Shares outstanding, based on approximately 2.1 billion Cadbury Schweppes Ordinary Shares outstanding on 13 March, 2008 (being the latest practicable date prior to the publication of this document). Following the Demerger Effective Time, DPS will have approximately 55,000 holders of DPS Shares based upon such number of Shareowners as at 13 March, 2008 (being the latest practicable date prior to the publication of this document). The percentage ownership of each beneficial owner of Cadbury Schweppes will be the same in DPS after the Demerger.

The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers is c/o Dr Pepper Snapple Group, Inc., 5301 Legacy Drive, Plano, Texas 75024, USA.

DPS Shares
Beneficially Owned*
Name of Beneficial Owner	Number

Wayne Sanders	—
Larry Young	1,617
John Stewart	1,764
James Baldwin	2,008
Rodger Collins	—
Randall Gier	8,356
Pedro Herrán Gacha	2,848
Derry Hobson	—
James Johnston	7,810
Lawrence Solomon	6,069
Terence Martin	—
Jack Stahl	—
Pamela Patsley	—

*	The executive officers and directors listed above will hold less than 0.15 per cent. of DPS’s Share capital.

9.	Description of indebtedness

New Financing Arrangements

A.	Credit Agreement

A new credit agreement (the “Credit Agreement”) has been entered into by DPS. The lenders under the Credit Agreement are Bank of America, N.A., Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and UBS Loan Finance LLC and may include additional lenders. The aggregate committed amount under the Credit Agreement is US$2.4 billion. It is expected that approximately US$1.9 billion will be drawn down therefrom before completion of the Demerger, the funds being placed in escrow (pending completion of the Demerger and the satisfaction of various conditions precedent) and on release therefrom being applied to discharge intra-group debts owed to the Continuing Group and to fund operating cash flow and working capital requirements. Further details on the financing arrangements of the DPS Group under the Credit Agreement are set out in Part XIII of this document. The facilities documented in the Credit Agreement comprise: a revolving facility, a term loan facility, a swingline loan facility and a letter of credit facility.

B.	Bridge Loan Agreement

A new bridge loan agreement (the “Bridge Loan Agreement”) has been entered into by DPS. The lenders under the Bridge Loan Agreement are Bank of America, N.A., Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A., Morgan Stanley Senior Funding, Inc. and UBS Loan Finance LLC. The aggregate committed amount under the Bridge Loan Agreement is US$2.0 billion. It is expected that approximately US$2.0 billion will be drawn down therefrom before completion of the Demerger, the funds being placed in escrow (pending completion of the Demerger and the satisfaction of various conditions precedent) and on release therefrom being applied to discharge intra-group debts owed to the Continuing Group and to fund operating cash flow and working capital requirements. If DPS completes a notes offering and/or enters into an alternative loan facility before completion of the Demerger, the proceeds of such notes issue and/or such alternative loan facility will be applied in substitution for drawings under the Bridge Loan Agreement. It is contemplated that any drawings under the Bridge Loan Agreement will be refinanced by any subsequent notes offering by, and/or alternative loan facilities entered into by, the DPS Group. Further details on the financing arrangements of the DPS Group under the Bridge Loan Agreement are set out in Part XIII of this document. The facilities documented in the Bridge Loan Agreement comprise a 364 day bridge loan facility.

10.	Description of capital stock

General

DPS’s authorised capital stock consists of DPS Shares, par value US$0.01 per share, and shares of preferred stock, all of which shares of preferred stock are undesignated. The DPS Board may establish the rights and preferences of the preferred stock from time to time.

Common stock

Each holder of DPS Shares is entitled to one vote for each share on all matters to be voted upon by the holders of DPS Shares and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of DPS Shares will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. If there is a liquidation, dissolution or winding up of DPS, holders of DPS Shares would be entitled to share in the DPS assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of DPS Shares have no pre-emptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the Shares. After the Demerger Effective Time, all outstanding DPS Shares will be fully paid and non-assessable. The rights, preferences and privileges of the holders of DPS Shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which DPS may designate and issue in the future.

Preferred stock

Under the terms of DPS’s amended and restated certificate of incorporation, the DPS Board is authorised, subject to limitations prescribed by the Delaware General Corporation Law, (the “DGCL”), and by DPS’s amended and restated certificate of incorporation, to issue preferred stock in one or more series without stockholder approval. The DPS Board has the discretion, subject to limitations prescribed by the DGCL and by its amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-takeover effects of various provisions of Delaware law and DPS’s Certificate of Incorporation and By-laws

Provisions of the DGCL and DPS’s amended and restated certificate of incorporation and by-laws could make it more difficult to acquire DPS by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarised below, are expected to discourage certain types of coercive takeover practices and takeover bids the DPS Board may consider inadequate and to encourage persons seeking to acquire control of DPS to first negotiate with DPS. The DPS Board believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure DPS outweighs the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware anti-takeover statute

DPS is subject to section 203 of the DGCL, an anti-takeover statute. In general, section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 per cent. or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of DPS Shares held by stockholders.

Composition of the DPS Board

The DPS amended and restated certificate of incorporation and by-laws will provide that DPS’s directors will be classified with respect to the time for which they hold office, into three classes. One class of directors will be originally elected for a term expiring at the annual meeting of DPS stockholders to be held in 2009, another class will be originally elected for a term expiring at the annual meeting of DPS stockholders to be held in 2010 and a third class will be originally elected for a term expiring at the annual meeting of DPS stockholders to be held in 2011 with each director to hold office until his or her successor is duly elected and qualified. Commencing with the 2009 annual meeting of DPS stockholders, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of DPS stockholders after their election, with each director to hold office until such person’s successor is duly elected and qualified.

DPS’s amended and restated certificate of incorporation and by-laws will provide that the size of the DPS Board will be fixed from time to time exclusively by a majority of the total number of directors then in office.

Board vacancies to be filled by remaining directors and not stockholders

The DPS amended and restated certificate of incorporation and by-laws will provide that any vacancies, including any newly created directorships, on its board of directors will be filled by the affirmative vote of the majority of the remaining directors then in office, even if such directors constitute less than a quorum, or by a sole remaining director.

Removal of directors

The DPS amended and restated certificate of incorporation and by-laws will provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the votes which all stockholders would be entitled to cast in any annual election of directors or class of directors.

Stockholder action

The DPS amended and restated certificate of incorporation and by-laws will preclude stockholders from calling special meetings and taking action or passing resolutions by written consent.

Advance notice of director nominations and stockholder proposals

The DPS amended and restated by-laws will establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to bring other business before our annual meeting of stockholders. As specified in the DPS amended and restated bylaws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to DPS’s notice of meeting, at the direction of the DPS Board, or by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures provided for in DPS’s amended and restated by-laws.

To be timely, a nomination of a director by a stockholder or notice for business to be brought before a DPS annual meeting by a stockholder must be delivered to the DPS secretary at DPS’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of DPS’s preceding year’s annual meeting; provided however, that in the event that the date of a DPS annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, for notice by the stockholder to be timely, it must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which notice of such annual meeting was marked or public announcement of the date of such meeting is first made, whichever first occurs.

In the event a special meeting of stockholders is called for the purpose of electing one or more directors, any stockholder entitled to vote may nominate a person or persons as specified in the DPS amended and restated by-laws, but only if the stockholder notice is delivered to the DPS secretary at DPS’s principal executive offices not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (x) the 90th day prior to such special meeting and (y) the tenth day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs.

Amendments to the Certificate of Incorporation and By-Laws

DPS’s amended and restated certificate of incorporation and by-laws will require an affirmative vote of two-thirds of the voting power of the outstanding shares to amend certain provisions of DPS’s amended and restated certificate of incorporation or by-laws, including the ability of stockholders to call special meetings or act by written consent, the size of the board, the director removal provisions, filling vacancies on the board, indemnification of directors and officers, advance notice provisions, and supermajority voting requirements.

No cumulative voting

The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. The DPS certificate of incorporation does not provide for cumulative voting.

Limitations on liability and indemnification of officers and directors

The DGCL authorises corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. The DPS certificate of incorporation will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of our company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be.

The DPS certificate of incorporation will also provide that it must indemnify and advance reasonable expenses to DPS’s directors and officers, subject to DPS’s receipt of an undertaking from the indemnified party as may be required under the DGCL. DPS is also expressly authorised to carry directors’ and officers’ insurance to protect DPS, its directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in the DPS certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit DPS and its stockholders. However, this provision does not limit or eliminate DPS’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, the investment of a holder of DPS Shares may be adversely affected to the extent that, in a class action or direct suit, DPS pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of the DPS directors, officers or employees for which indemnification is sought.

Authorised but unissued DPS Shares

The authorised but unissued DPS Shares and preferred stock will be available for future issuance without stockholder approval. DPS may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorised but unissued DPS Shares and preferred stock could render more difficult or discourage an attempt to obtain control of DPS by means of a proxy contest, tender offer, merger or otherwise.

11.	Listing

DPS intends to apply to have the DPS Shares authorised for listing on the New York Stock Exchange under the symbol “DPS”.

12.	DPS Distribution Agent and registrars

Following the Demerger Effective Time, the DPS Distribution Agent and registrars for the DPS Shares will be Computershare Trust Company N.A.

PART XI

UNAUDITED PRO FORMA FINANCIAL INFORMATION FOR THE DPS GROUP

DPS GROUP — PRO FORMA INCOME STATEMENT

This pro forma income statement for the DPS Group set out below has been prepared to illustrate the profit and loss of the DPS Group for the financial year 2007 and shows the effect of the Demerger had it occurred on 1 January, 2007. It has been provided to help Shareowners better understand the financial condition of DPS, as it will, following the Demerger Effective Time, be a stand-alone group. However, it should be noted that the pro forma statement is for illustrative purposes only. Because of its nature, the pro forma statement addresses a hypothetical situation and does not, therefore, represent DPS’s actual financial position or results. The pro forma statement has been prepared under IFRS and on the basis set out in the notes below and in accordance with Annex 1 and Annex 2 of the Prospectus Rules.

Demerger of
Americas Beverages(1)
£m

Revenue	2,878
Cost of sales	(1,302)

Gross profit	1,576
Administrative expenses	(1,023)

Underlying profit from operations	553
Restructuring	(35)
Amortisation and impairment of acquired intangible assets	(24)
Non-trading items	(40)
Contract termination gain	31
IAS 39 Adjustment	1

Profit from operations	486
Share of result in associates	—

Profit before financing and taxation	486

(1)	The income statement of Americas Beverages for the financial year ended 31 December, 2007 has been extracted without material adjustment from the financial information on Americas Beverages set out in Part V of this document.

(2)	For the year ended 31 December, 2007, Cadbury Schweppes plc did not allocate its interest-bearing debt between the different businesses within the Cadbury Schweppes Group. Historically, Americas Beverages has been part of the Group tax and financing arrangements. It is not possible to provide a meaningful allocation of interest and tax costs which would have been incurred by Americas Beverages if it had operated as a stand-alone statutory entity. Therefore, the trading financial information above has only been prepared to the profit before financing and taxation level.

UNAUDITED PRO FORMA STATEMENT OF NET ASSETS FOR THE DPS GROUP

This pro forma statement of net assets for the DPS Group set out below has been prepared to illustrate the effect on the net assets of the DPS Group had the Demerger occurred on 31 December, 2007. It has been provided to help Shareowners better understand the financial condition of DPS, as it will, following the Demerger Effective Time, be a stand-alone group. However, it should be noted that the pro forma statement is for illustrative purposes only. Because of its nature, the pro forma statement addresses a hypothetical situation and does not, therefore, represent DPS’s actual financial position or results. The pro forma statement has been prepared under IFRS and on the basis set out in the notes below and in accordance with Annex 1 and Annex 2 of the Prospectus Rules.

		Adjustments
	Americas Beverages	Settlement of
	included in Cadbury	Intercompany	Americas
	Schweppes Group(1)	Balances(2)	Beverages(3)
	£m	£m	£m

ASSETS
Non-current assets
Goodwill	866	—	866
Brand intangible assets	2,057	—	2,057
Other intangible assets (software)	21	—	21
Property, plant & equipment	421	—	421
Investments in associates	7	—	7
Deferred tax assets	52	—	52
Retirement benefit assets	—	—	—
Trade and other receivables	44	—	44
Other investments	1	—	1

	3,469	—	3,469
Current assets
Inventories	178	—	178
Short-term investments	—	—	—
Trade and other receivables	337	—	337
Amounts due from other Group companies	9	(9)	—
Loans due from other Group companies	768	(768)	—
Tax recoverable	6	—	6
Cash and cash equivalents	34	—	34
Derivative financial instruments	—	—	—

	1,332	(777)	555
Assets held for sale	1	—	1

TOTAL ASSETS	4,802	(777)	4,025

LIABILITIES
Current liabilities
Trade and other payables	(370)	—	(370)
Amounts due to other Group companies	(56)	56	—
Loans due to other Group companies	(2,558)	2,558	—
Tax payable	(17)	—	(17)
Short-term borrowings and overdrafts	(29)	(1,837)	(1,866)
Short-term provisions	(16)	—	(16)
Obligations under finance leases	—	—	—
Derivative financial instruments	—	—	—

	(3,046)	777	(2,269)
Non-current liabilities
Trade and other payables	(4)	—	(4)
Borrowings	—	—	—
Retirement benefit obligations	(38)	—	(38)
Tax payable	(6)	—	(6)
Deferred tax liabilities	(748)	—	(748)
Long-term provisions	(4)	—	(4)
Obligations under finance leases	(9)	—	(9)

	(809)	—	(809)
Liabilities associated with assets held for sale	—	—	—

TOTAL LIABILITIES	(3,855)	777	(3,078)

NET ASSETS	947	—	947

(1)	The balance sheet of Americas Beverages for the financial year ended 31 December, 2007 has been extracted without material adjustment from the financial information on Americas Beverages set out in Part V of this document.

(2)	Actual value of settlement will depend on values at the time of Demerger.

(3)	The actual balance sheet immediately after Demerger will be different from that shown above due to activity between 31 December, 2007 and the Demerger Effective Time including the impact of certain intra-group reorganisations necessary to effect the Demerger.

(4)	Note that trading post-31 December, 2007 has not been taken into account.

REPORTING ACCOUNTANTS’ REPORT ON PRO FORMA FINANCIAL INFORMATION

Report on Pro forma financial information (in accordance with Annex II item 7 of the Prospectus Rules as applied by Listing Rule 13.5.31R)

The Board of Directors
on behalf of Cadbury Schweppes plc
25 Berkeley Square
London
W1J 6HB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London
EC4A 2BB

Morgan Stanley & Co. Limited
25 Cabot Square
Canary Wharf
London
E14 4QA

UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

19 March, 2008

Dear Sirs,

Cadbury Schweppes plc (the “Company”)

We report on the pro forma financial information (the “Pro forma financial information”) set out in Part XI of the investment circular dated 19 March, 2008 (the “Circular”), which has been prepared on the basis described in the notes thereto, for illustrative purposes only, to provide information about how the proposed demerger of Americas Beverages might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the year ended 31 December, 2007. This report is required by Annex II item 7 of Commission Regulation (EC) No 809/2004 (the “Prospectus Directive Regulation”) as applied by Listing Rule 13.5.31R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Directive Regulation.

It is our responsibility to form an opinion, as required by Annex I item 20.2 of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you in accordance with Annex II item 7 as applied by Listing Rule 13.5.31R.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1(6), consenting to its inclusion in the Circular.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a)	the Pro forma financial information has been properly compiled on the basis stated; and

(b)	such basis is consistent with the accounting policies of the Company.

Yours faithfully,

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu (“DTT”), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other’s acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

PART XII

TAXATION CONSIDERATIONS

UK TAX CONSIDERATIONS

The following comments are intended as a general guide and are based on current United Kingdom legislation and published HMRC practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. Except where the position of non-United Kingdom resident Shareowners is expressly referred to, these comments deal only with the position of Shareowners who are resident or, in the case of individuals, domiciled and resident or ordinarily resident in (and only in) the United Kingdom for tax purposes, who are the absolute beneficial owners of their shares and who hold their shares as an investment (and not as securities to be realised in the course of a trade). They do not deal with the position of certain classes of Shareowners, such as dealers in securities, broker-dealers, insurance companies, collective investment schemes and persons who have acquired (or are deemed for tax purposes to have acquired) their shares by reason of an office or employment.

Shareowners who are in any doubt as to their taxation position or who are resident or domiciled in or subject to tax in a jurisdiction other than the United Kingdom should consult their own professional advisers immediately.

1.	Taxation of chargeable gains

Cancellation of Cadbury Schweppes Ordinary Shares and receipt of Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares pursuant to the Scheme

Shareowners should not be treated as making a disposal or part disposal of their Cadbury Schweppes Ordinary Shares as a result of receiving Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares in exchange for Cadbury Schweppes Ordinary Shares pursuant to the Scheme, and so no chargeable gain or allowable loss should arise. Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares should be treated as the same asset, and having been acquired at the same time and for the same consideration, as those Cadbury Schweppes Ordinary Shares from which they are derived.

Issue of DPS Shares pursuant to the Cadbury plc Reduction of Capital

Shareowners should not be treated as making a disposal or part disposal of their Cadbury plc Beverage Shares as a result of receiving DPS Shares in exchange for Cadbury plc Beverage Shares pursuant to the Cadbury plc Reduction of Capital, and so no chargeable gain or allowable loss should arise. DPS Shares should be treated as the same asset, and having been acquired at the same time and for the same consideration, as those Cadbury plc Beverage Shares from which they are derived.

Combined effect of the Proposals

In summary, the Cadbury plc Ordinary Shares and the DPS Shares that will be held by a Shareowner following the Demerger should be treated as the same asset, and having been acquired at the same time and for the same consideration, as Cadbury Schweppes Ordinary Shares.

Accordingly, following the Demerger, a Shareowner’s original base cost in his Cadbury Schweppes Ordinary Shares should be apportioned between his Cadbury plc Ordinary Shares and his DPS Shares by reference to the market quotations of Cadbury plc Ordinary Shares and DPS Shares on the first day of dealings in DPS Shares.

Section 138 Taxation of Chargeable Gains Act 1992

For a Shareowner who, alone or together with persons connected with him, holds more than five per cent. of, or any class of, shares in or debentures of Cadbury Schweppes, it is a condition for the treatment described in the paragraphs immediately above that the Proposals are being effected for bona fide commercial reasons and do not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is an avoidance of liability to UK corporation tax or capital gains tax. Shareowners are advised that clearance under section 138 of the Taxation of Chargeable Gains Act 1992 has been obtained from HMRC that it is satisfied that this condition has been met.

Fractional entitlements

A Shareowner who receives cash in lieu of a fractional share of Cadbury plc Ordinary Shares or DPS Shares will normally be treated as having (i) received that fractional share and then (ii) sold the fractional share for cash, thereby making a part disposal of his holding of Cadbury plc Ordinary Shares or DPS Shares, as the case may be. This may, depending on individual circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for the purposes of UK taxation on chargeable gains.

However, as the amount of cash received should be “small” as compared to the value of his holding of Cadbury plc Ordinary Shares or DPS Shares, as the case may be, a Shareowner may, under current practice of HMRC, treat the cash received as a deduction from the base cost of the Shareowner’s holding of Cadbury plc Ordinary Shares or DPS Shares, as the case may be, rather than as a part disposal of such holding. HMRC considers the amount of cash received to be “small” when such amount is five per cent. or less of the value of such holding or is less than £3,000.

Transactions in securities

In certain circumstances, section 703 of the Income and Corporation Taxes Act 1988 (“ICTA 1988”) and Chapter 1 Part 13 of the Income Tax Act 2007 (“ITA 2007”) may apply where a person obtains a tax advantage as a consequence of a “transaction in securities”. Clearance has been obtained from HMRC under section 707 ICTA 1988 and section 701 ITA 2007 confirming that no notice under section 703 ICTA 1988 or section 702 ITA 2007 respectively will be served in respect of the Proposals such that these provisions will not apply to Shareowners.

Subsequent disposal of Cadbury plc Ordinary Shares or DPS Shares

A subsequent disposal or deemed disposal of Cadbury plc Ordinary Shares or DPS Shares by a Shareowner who is resident or, in the case of individuals, ordinarily resident in the UK for tax purposes may, depending on individual circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for the purposes of UK taxation on chargeable gains.

Reference should also be made to “Taxation of Chargeable Gains — United Kingdom Holders” and “United States Information Reporting and Backup Withholding — United Kingdom Holders” in “US Tax Considerations” below.

US resident Shareowners and non-UK resident Shareowners

A Shareowner who is resident in the USA for tax purposes will incur no UK tax upon the receipt of Cadbury plc Ordinary Shares, Cadbury plc Beverage Shares, Cadbury plc ADRs or DPS Shares (including cash received in lieu of a fractional share of Cadbury plc Ordinary Shares or DPS Shares, if such Shareowner is neither resident nor, in the case of individuals, ordinarily resident in the UK for tax purposes and does not carry on a trade, profession or vocation in the UK through a branch or agency or, in the case of a company, a permanent establishment where such shares have been used, held or acquired for the purpose of such branch, agency or permanent establishment).

A Shareowner who is neither resident nor, in the case of individuals, ordinarily resident in the UK for tax purposes will not be liable for UK tax on chargeable gains on a subsequent disposal or a deemed disposal of Cadbury plc Ordinary Shares or DPS Shares unless the Shareowner carries on a trade, profession or vocation in the UK through a branch or agency or, in the case of a company, a permanent establishment and the Cadbury plc Ordinary Shares or DPS Shares, as the case may be, have been used, held or acquired for the purpose of such branch, agency or permanent establishment.

2.	Taxation of dividends

Taxation of dividends on DPS Shares

No amounts in respect of UK tax will be withheld at source from any dividend payments on DPS Shares made to Shareowners.

Shareowners who are resident in the UK for tax purposes will, in general, be subject to UK income tax or corporation tax on the gross amount of dividends paid on DPS Shares, rather than on the amount actually received net of any US withholding tax. Dividends received by such Shareowners who are within the charge to corporation tax will be taxed at the prevailing UK corporation tax rate. An individual will generally be chargeable to income tax on dividends paid on DPS Shares at the dividend ordinary rate (currently 10 per cent.) or, to the extent that the amount of the gross dividend when treated as the top slice of his or her income exceeds the threshold for higher rate tax, at the dividend upper rate (currently 32.5 per cent.).

Credit will generally be available for US tax required to be deducted or withheld from the dividends paid on DPS Shares against UK income tax or corporation tax to which the Shareowner is liable, broadly limited to the amount of such tax attributable to the dividends. As a result, individual Shareowners who are chargeable to UK income tax at the dividend ordinary rate on the whole of such dividends and who claim such credit through their tax return should have no further tax to pay in respect of those dividends. Individual Shareowners who are chargeable to UK income tax on all or any portion of the dividends at the dividend upper rate and who claim that credit through their tax return should be able to offset the amount of the available credit against their income tax liability. Shareowners who are chargeable to UK corporation tax on the dividends and who claim that credit should generally be able to offset the amount of the available credit against their UK corporation tax liability.

Shareowners should be aware that the UK Government has announced that the taxation of UK resident individuals owning shares in non-UK resident companies will change from 6 April, 2008. In particular, the non-repayable one-ninth dividend tax credit that is currently available in respect of UK dividends will be extended to dividends from non-UK resident companies, subject to certain conditions yet to be finalised.

Shareowners who are companies should also be aware that the UK government is presently consulting on changes to the tax regime for foreign dividends.

Reference should also be made to “Taxation of Dividends — United Kingdom Holders” in “US Tax Considerations” below.

Taxation of dividends on Cadbury plc Ordinary Shares

Cadbury plc is not required to withhold tax at source from dividend payments it makes on Cadbury plc Ordinary Shares.

A Cadbury plc Ordinary Shareowner who is an individual resident in the UK for tax purposes and who receives a dividend from Cadbury plc will generally be entitled to a tax credit. The Shareowner will be taxed upon the aggregate of the net dividend and the tax credit (the “Gross Dividend”). The value of the tax credit is currently equal to one-ninth of the amount of the net dividend (or 10 per cent. of the Gross Dividend). The Gross Dividend, together with certain other investment income, will be regarded as the top slice of the Shareowner’s income, and will be subject to UK income tax as set out below. The tax credit will be available to set against such Shareowner’s liability (if any) to income tax on the Gross Dividend.

UK resident individual Cadbury plc Ordinary Shareowners who are not higher rate taxpayers will be liable to tax on a dividend received at the rate of 10 per cent. of the Gross Dividend. This means that the tax credit will satisfy in full the income tax liability of a UK resident individual Cadbury plc Ordinary Shareowner.

In the case of a UK resident individual Cadbury plc Ordinary Shareowner who is liable to income tax at the higher rate on dividends (currently 32.5 per cent.), the tax credit will be set against, but will not fully match, their income tax liability in respect of the Gross Dividend and, accordingly, they will be liable for additional tax of 22.5 per cent. of the Gross Dividend (equal to 25 per cent. of the net dividend) to the extent that the Gross Dividend falls above the threshold for higher rate income tax.

There will be no repayment of the tax credit (or any part of it) attaching to dividends paid by Cadbury plc on Cadbury plc Ordinary Shares to an individual who is resident in the UK for tax purposes.

A UK resident corporate Cadbury plc Ordinary Shareowner will not normally be liable to corporation tax in respect of any dividend paid by Cadbury plc on Cadbury plc Ordinary Shares. Such corporate Cadbury plc Ordinary Shareowners will not be able to claim repayment of the tax credit attaching to such dividend.

Subject to the provisions of any double tax agreement between the UK and their country of residence, a Cadbury plc Ordinary Shareowner who is not resident in the UK for tax purposes will not generally be entitled to claim repayment of the tax credit attaching to any dividend paid by Cadbury plc on Cadbury plc Ordinary Shares. Persons who are not resident in the UK should consult their own professional advisers as to whether they are entitled to claim any part of the tax credit, the procedure for doing so and what relief for credit may be claimed in the jurisdiction in which they are resident for tax purposes in respect of such tax credit. A Cadbury plc Ordinary Shareowner resident (or otherwise subject to tax) outside the UK may also be subject to local taxation on dividend income under the law of that other jurisdiction.

3.	Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No stamp duty or SDRT should be payable by Shareowners as a result of the cancellation of Cadbury Schweppes Ordinary Shares and the issue of Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares under the Scheme or as a result of the issue of DPS Shares under the Cadbury plc Reduction of Capital.

Where Cadbury plc Ordinary Shares are issued or transferred: (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services; or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer to such persons) or SDRT may be payable at the higher rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Cadbury plc Ordinary Shares or, in the case of an issue to such persons, the issue price of the Cadbury plc Ordinary Shares (rounded up to the nearest £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or their nominee, as the case may be, but will in practice generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance services may opt, under certain circumstances, for the normal rate of stamp duty or SDRT (0.5 per cent. of the consideration paid) to apply to issues or transfers of Cadbury plc Ordinary Shares into, and to transactions within, such services instead of the higher rate of 1.5 per cent. generally applying to an issue or transfer of Cadbury plc Ordinary Shares into the clearance service and the exemption from stamp duty and SDRT on transfer of Cadbury plc Ordinary Shares whilst in the service.

However, Shareowners who hold their Cadbury Schweppes Ordinary Shares in ADR form should not suffer a 1.5 per cent. charge on the issue of Cadbury plc Ordinary Shares to the ADR depository under the Demerger.

Stamp duty at the rate of 0.5 per cent. of the actual consideration paid (rounded up to the nearest £5) is payable on an instrument transferring Cadbury plc Ordinary Shares. A charge to SDRT will also arise on an agreement to transfer Cadbury plc Ordinary Shares (at the rate of 0.5 per cent. of the amount or value of the consideration paid), although the liability will be cancelled and any SDRT already paid will be repaid, generally with interest, provided that an instrument transferring Cadbury plc Ordinary Shares is executed and duly stamped within six years of the date on which the liability to SDRT arises. Special rules may apply to the transfer of Cadbury plc Ordinary Shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes depositary receipts or the provision of clearance services, as described above.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Cadbury plc Ordinary Shares into the system where such a transfer is made for no consideration. A transfer of Cadbury plc Ordinary Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

No stamp duty will be payable on the transfer of DPS Shares, provided that any instrument of transfer is not executed in the UK and does not relate to any property situated, or to any matter or thing done or to be done, in the UK.

No SDRT will be payable in respect of any agreement to transfer DPS Shares unless they are registered in a register kept in the UK by or on behalf of the DPS Group. It is not intended that such a register will be kept in the UK.

The above statements summarise the current position on stamp duty and SDRT and are intended as a general guide only. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable, be required to notify and account for it.

US TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE UNITED STATES INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY INFORMED THAT (A) ANY UNITED STATES FEDERAL TAX ADVICE CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS OR ENCLOSURES) WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING UNITED STATES FEDERAL TAX PENALTIES, (B) ANY SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN AND (C) ANY TAXPAYER TO WHOM THE TRANSACTIONS OR MATTERS ARE BEING PROMOTED, MARKETED OR RECOMMENDED SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a discussion of the material United States federal tax consequences of the receipt, ownership and disposition of Cadbury plc Ordinary Shares (or Cadbury plc ADRs), Cadbury plc Beverage Shares and DPS Shares for United States Holders and, where expressly referred to, United Kingdom Holders that is for general information only and is subject to the qualifications and limitations set forth herein. This discussion is based upon current United States federal tax law, regulations, administrative practice, rulings and court decisions, the current United States-United Kingdom income tax treaty and the current United States-United Kingdom estate tax treaty and interpretations thereof, all as they exist as of the date of this document. All of the foregoing may be repealed, revoked or modified at any time, possibly with retroactive effect, so as to result in United States federal tax consequences different from those discussed below.

A “United States Holder” for this purpose is a beneficial owner of Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs) that is, for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or an entity treated for United States federal tax purposes as a corporation) created or organised under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust if (a) (I) a court within the United States is able to exercise primary supervision over the trust, and (II) one or more United States persons have authority to control all substantial decisions of the trust, or (b) the trust has made an election under applicable United States Treasury regulations to be treated as a United States person. A “United Kingdom Holder” is an absolute beneficial owner of Cadbury Schweppes Ordinary Shares who is not otherwise subject to United States federal income tax and is resident in or, in the case of individuals, ordinarily resident in (and only in) the United Kingdom for United Kingdom tax purposes.

This discussion is for general information only and does not purport to be a complete description of the consequences of the receipt, ownership and disposition of Cadbury plc Beverage Shares, Cadbury plc Ordinary Shares (or Cadbury plc ADRs) and DPS Shares nor does it address the effects of any state, local or, except as set forth herein, non-United States tax laws. This discussion does not address the tax consequences to a United States Holder (i) that is a resident in, or in the case of individuals, ordinarily resident in the United Kingdom for United Kingdom tax purposes, (ii) where the holding of Cadbury Schweppes Ordinary Shares or Cadbury plc Ordinary Shares is effectively connected with the conduct of a trade or business in the United Kingdom, and, if the United States-United Kingdom income tax treaty applies, is attributable to a United Kingdom permanent establishment of the United States Holder, or (iii) that owns or controls, directly or indirectly (including by attribution from or through related parties), at least 10 per cent. of the voting stock of Cadbury Schweppes or Cadbury plc. The tax treatment of a United States Holder may vary depending upon such United States Holder’s particular situation, and certain United States Holders (including, but not limited to, insurance companies, tax-exempt organisations, financial institutions, broker-dealers, partners in partnerships that hold Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs), pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, United States Holders who hold their Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs) as part of a “hedge,” “straddle,” “conversion,” or “constructive sale transaction,” individuals who received Cadbury Schweppes Ordinary Shares upon the exercise of employee stock options or otherwise as compensation) may be subject to special rules not discussed below. The discussion assumes that United States Holders and United Kingdom Holders hold their Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs), Cadbury plc Ordinary Shares (or Cadbury plc ADRs) and DPS Shares as capital assets within the meaning of section 1221 of the Code.

Under general United States federal income tax principles, a United States Holder of Cadbury Schweppes ADRs or Cadbury plc ADRs should be treated as the beneficial owner of the corresponding number of Cadbury Schweppes Ordinary Shares or Cadbury plc Ordinary Shares held by the ADR depositary and this summary is based on such treatment. Furthermore, assuming certain holding period and other requirements are met, in respect of Cadbury plc Ordinary Shares or DPS Shares, United States Holders that are individual citizens or residents of the United States may be eligible for preferential United States federal income tax rates on dividends paid on such shares. Moreover, long-term capital gain realised by a non-corporate United States Holder on sales of such shares may be eligible for a reduced rate of taxation, but deductibility of capital losses is subject to limitations under the Code.

Receipt of Cadbury plc Beverage Shares, Cadbury plc Ordinary Shares (or Cadbury plc ADRs) and DPS Shares

Cadbury Schweppes has requested a private letter ruling from the IRS that, subject to the facts, representations and qualifications contained therein, the receipt of Ordinary Shares and DPS Shares by holders of Cadbury Schweppes Ordinary Shares along with certain related restructuring transactions will qualify for non-recognition treatment under sections 355 and 368(a)(1)(F) of the Code, except in respect of cash received in exchange for a sale of fractional shares of Cadbury plc Ordinary Shares or DPS Shares which cash generally will be treated as capital gain or loss. The IRS has not yet issued a private letter ruling and the failure of the IRS to issue such a private letter ruling would not prevent Cadbury Schweppes from proceeding with the Demerger. Any eventual private letter ruling will be based on various facts and representations, including that certain conditions necessary to obtain favourable tax treatment under the Code have been satisfied, but the private letter ruling will not represent an independent determination by the IRS that these conditions have in fact been satisfied. However, as a matter of practice, the IRS generally will revoke a private letter ruling only in situations involving an omission or material misstatement of a controlling fact or a change of law. Thus, if one or more of the controlling facts or representations contained in any eventual private letter ruling is incorrect in any material respect, or not otherwise addressed, the ability to rely on the private letter ruling would be jeopardised and the private letter ruling could be revoked or modified retroactively by the IRS and receipt of DPS Shares found taxable. Cadbury Schweppes is not aware of any facts or circumstances that would cause the facts or representations set forth in the request for the private letter ruling to be untrue or incomplete in any material respect. In addition, DPS has covenanted to refrain from taking certain actions following the distribution that would cause the distribution to fail to qualify for non-recognition treatment under section 355 of the Code; however, if one or more of these covenants are breached, the distribution could be taxable to United States Holders.

The general approach in the private letter ruling request submitted to the IRS was to disregard the issuance and subsequent cancellation of the Cadbury plc Beverage Shares as transitory and without effect for United States federal income tax purposes. More particularly, the submission for a private letter ruling requests that the IRS disregard the form of the separation and distribution for United States federal income tax purposes and, instead, treat the separation and distribution for such purposes as (i) an exchange by Cadbury Schweppes Shareowners of Cadbury Schweppes Ordinary Shares for Cadbury plc Ordinary Shares in a transaction qualifying for non-recognition treatment under section 368(a)(1)(F) of the Code, (ii) a distribution of the common stock of Cadbury Schweppes Americas Inc., the parent corporation of the Americas Beverages business, to holders of Cadbury plc Ordinary Shares in a transaction qualifying for non-recognition treatment under section 355 of the Code, and (iii) an exchange of Cadbury Schweppes Americas Inc. common stock for DPS Shares in a transaction qualifying for non-recognition treatment under section 368(a)(1)(F) of the Code.

Following such approach and assuming that the receipt of Cadbury plc Ordinary Shares (or Cadbury plc ADRs) and DPS Shares by holders of Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs) and certain related restructuring transactions qualifies for non-recognition treatment under sections 355 and 368(a)(1)(F) of the Code, the following will result for United States federal income tax purposes:

(1)	no gain or loss will be recognised by (and no amount will be included in the income of) a United States Holder upon the receipt of Cadbury plc Ordinary Shares (or Cadbury plc ADRs) and DPS Shares;

(2)	subject to clause (3) below, the aggregate tax basis of the Cadbury plc Ordinary Shares (or Cadbury plc ADRs) in the hands of a United States Holder immediately after the receipt of the Cadbury plc Ordinary Shares (or Cadbury plc ADRs) will be the same as the tax basis at which the United States Holder held its Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs) immediately before the receipt of the Cadbury plc Ordinary Shares (or Cadbury plc ADRs);

(3)	the aggregate tax basis of the Cadbury plc Ordinary Shares (or Cadbury plc ADRs), as determined pursuant to clause (2) above, and the DPS Shares in the hands of a United States Holder immediately after the receipt of the DPS Shares, including any fractional share interest for which cash is received, will be the same as the tax basis at which the United States Holder held its Cadbury plc Ordinary Shares (or Cadbury plc ADRs) immediately before the receipt of DPS Shares, and such aggregate tax basis will be allocated between the Cadbury plc Ordinary Shares (or Cadbury plc ADRs) and the DPS Shares based upon their respective fair market values immediately after the receipt of the DPS Shares;

(4)	the holding period for each of the Cadbury plc Ordinary Shares (or Cadbury plc ADRs) and the DPS Shares received by a United States Holder will include the period during which the United States Holder held its Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs);

(5)	a United States Holder who receives cash in lieu of a fractional share of Cadbury plc Ordinary Shares or DPS Shares will be treated as having sold such fractional share for cash and generally will recognise capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount of cash received and the United States Holder’s tax basis in the fractional share (for a more detailed description of the consequences of the disposition of fractional shares of Cadbury plc Ordinary Shares, see “Taxation of Capital Gains”). That gain or loss will be long-term capital gain or loss if the United States Holder’s holding period for its Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs) exceeds one year. The deductibility of capital losses is subject to limitations under the Code; and

(6)	neither Cadbury plc nor DPS will recognise gain or loss in respect of the issuance and distribution of DPS Shares.

United States Treasury regulations governing sections 355 and 368(a)(1)(F) of the Code require that certain United States Holders with significant ownership in Cadbury Schweppes that receive Cadbury plc Ordinary Shares (or Cadbury plc ADRs) and DPS Shares attach a statement to their United States federal income tax return for the taxable year in which such receipt occurs, providing certain information with respect to the receipt of the Cadbury plc Ordinary Shares (or Cadbury plc ADRs) and DPS Shares. To the extent required by United States Treasury regulations, United States Holders will be provided with the information necessary to comply with this requirement. United States Holders should consult their tax advisers in respect to the foregoing requirement.

If, in contrast to the statements above, the receipt of DPS Shares by United States Holders of Cadbury plc Ordinary Shares (or Cadbury plc ADRs) does not qualify for non-recognition treatment, under section 355 of the Code, then contrary to such statements, each United States Holder that receives DPS Shares will have (i) a taxable dividend (provided, as is expected, Cadbury plc has sufficient current and accumulated earnings and profits (including the current and accumulated earnings and profits of Cadbury Schweppes) as determined for United States federal income tax purposes, or, if not so determined, dividend treatment will be presumed) in an amount equal to the fair market value of DPS Shares that were distributed to such United States Holder and the amount of cash received in lieu of a fractional share of DPS Shares (without reduction for any portion of such United States Holder’s tax basis in its Cadbury plc Ordinary Shares (or Cadbury plc ADRs)), and (ii) a tax basis in the DPS Shares received equal to their fair market value on the date of receipt, with a holding period beginning on the day after the date of receipt. Further, there would be no adjustment in tax basis for a United States Holder’s Cadbury plc Ordinary Shares (or Cadbury plc ADRs) and the tax basis of the Cadbury plc Ordinary Shares (or Cadbury plc ADRs) would equal the United States Holder’s tax basis in its Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs).

United Kingdom Holders generally will not be subject to United States federal income tax with respect to the receipt of Cadbury plc Beverage Shares, Cadbury plc Ordinary Shares or DPS Shares, including any cash received in lieu of a fractional share of Cadbury plc Ordinary Shares or DPS Shares, regardless of the treatment of the transactions for United States federal income tax purposes, as described above.

Reference should also be made to “Taxation of Chargeable Gains — US resident and non UK resident Shareowners” in “UK Tax Considerations” above.

Taxation of Capital Gains

United States Holders

A United States Holder of Cadbury plc Ordinary Shares (or Cadbury plc ADRs) or DPS Shares generally will recognise capital gain or loss on the sale or other taxable disposition of Cadbury plc Ordinary Shares (or Cadbury plc ADRs) or DPS Shares equal to the difference between (i) the sum of any cash received and the fair market value of any other property received, and (ii) the United States Holder’s adjusted tax basis in the Cadbury plc Ordinary Shares (or Cadbury plc ADRs) or DPS Shares, as the case may be, that are sold. Any capital gain or loss that a United States Holder recognises generally will be United States source and long-term capital gain or loss if the United States Holder has held the Cadbury plc Ordinary Shares (or Cadbury plc ADRs) or DPS Shares, as the case may be, that are sold for more than one year. Any disposition proceeds received from sales of Cadbury plc Ordinary Shares (or Cadbury plc ADRs) in pounds sterling will be included in income in a United States dollar amount calculated by reference to the exchange rate in effect on the day the disposition proceeds are received by a United States Holder, regardless of whether the pounds sterling are converted into United States dollars at that time. Gain or loss, if any, recognised on the sale or disposition of pounds sterling generally will be ordinary United States source income or loss. However, if the disposition proceeds that are received in pounds sterling are converted into United States dollars on the day they are received, a United States Holder generally will not be required to recognise foreign currency gain or loss in respect of the disposition proceeds.

Reference should also be made to “Taxation of Chargeable Gains — US resident and non UK resident Shareowners” in the “UK Tax Considerations” above.

United Kingdom Holders

A United Kingdom Holder generally will not be subject to United States federal income tax with respect to any gain realised on the sale or other disposition of Cadbury plc Ordinary Shares. In addition, a United Kingdom Holder generally will not be subject to United States federal income tax with respect to any gain realised on the sale or other disposition of DPS Shares unless: (i) the gain is effectively connected with the conduct of a trade or business in the United States and, if the United States-United Kingdom income tax treaty applies, is attributable to a United States permanent establishment of the United Kingdom Holder (in this case, the United Kingdom Holder will be subject to United States federal income tax on the net gain derived from the disposition in the same manner as if the United Kingdom Holder was United States person for United States federal income tax purposes, and if the United Kingdom Holder is a corporation, it may be subject to the additional “branch profits tax” at a 30 per cent. rate or a lower rate specified by the United States-United Kingdom income tax treaty, if applicable); (ii) the United Kingdom Holder is an individual present in the United States for 183 days or more in the taxable year in which the disposition occurs and certain other conditions are met (in this case, the individual United Kingdom Holder will be subject to a flat 30 per cent. United States federal income tax on the gain derived from the disposition, which tax may be offset by United States source capital losses); or (iii) DPS is or has been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the United Kingdom Holder’s holding period for DPS Shares and the five-year period ending on the date of disposition and one or more other conditions are satisfied. DPS is not and does not anticipate becoming a United States real property holding corporation.

Taxation of Dividends

United States Holders

A distribution payable to a United States Holder of Cadbury plc Ordinary Shares generally will (subject to various classifications and other limitations) be taxable as foreign source dividend income (provided, as is expected, Cadbury plc has sufficient current and accumulated earnings and profits as determined for United States federal income purposes, or, if not so determined, dividend treatment will be presumed). Dividends paid in pounds sterling will be included in income in a United States dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by a United States Holder, regardless of whether the pounds sterling are converted into United States dollars at that time. Gain or loss, if any, recognised on the sale or disposition of pounds sterling generally will be ordinary United States source income or loss. However, if dividends received in pounds sterling are converted into United States dollars on the day they are received, a United States Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income.

If distributions are made on DPS Shares, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from DPS’s current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent not paid from the current or accumulated earnings and profits of DPS, distributions on DPS Shares will constitute a tax-free return of capital and will first be applied against and reduce a United States Holder’s adjusted basis in its DPS Shares, but not below zero, and then the excess, if any, will be treated as gain from the sale of DPS Shares. Dividends received by a corporate United States Holder will be eligible for the dividends received deduction if the United States Holder meets certain holding period and other applicable requirements.

Reference should also be made to “Taxation of Dividends” in “UK Tax Considerations” above.

United Kingdom Holders

Distributions made on DPS Shares, to the extent paid out of DPS’s current or accumulated earnings and profits, to a United Kingdom Holder, will generally represent dividends and will be subject to withholding of United States federal income tax at a 30 per cent. rate. However, assuming a United Kingdom Holder satisfies the requirements of the United States-United Kingdom income tax treaty, the rate of withholding on dividends generally is 15 per cent. In order for a United Kingdom Holder to claim benefits under the United States-United Kingdom income tax treaty in respect of dividends paid by DPS, the United Kingdom Holder generally will be required to complete IRS Form W-8BEN and certify under penalties of perjury that it is not a United States person for United States federal income tax purposes. Special certification and other requirements apply to certain United Kingdom Holders that are pass-through entities and to United Kingdom holders whose stock is held through certain non-United States intermediaries. A United Kingdom Holder that is eligible for the reduced rate of United States withholding tax pursuant to the United States-United Kingdom income tax treaty generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

United States federal estate tax considerations

A United States Holder who is an individual domiciled in the United States for purposes of the United States-United Kingdom estate tax treaty and who is not a national of or domiciled in the United Kingdom for purposes of the United States-United Kingdom estate tax treaty generally will not be subject to United Kingdom inheritance tax with respect to Cadbury plc Ordinary Shares (or Cadbury plc ADRs) on the individual’s death provided that any applicable United States estate tax liability is paid unless the Cadbury plc Ordinary Shares (or Cadbury plc ADRs) is part of the business property of a permanent establishment of the individual in the United Kingdom or pertains to a fixed base of the individual in the United Kingdom used for the performance of independent personal services. A United Kingdom Holder who is an individual domiciled in the United Kingdom for purposes of the United States-United Kingdom estate tax treaty and who is not a national of or domiciled in the United States for purposes of the United States-United Kingdom estate tax treaty generally will not be subject to United States federal estate tax with respect to DPS Shares on the individual’s death provided that any applicable United Kingdom inheritance tax liability is paid unless the DPS Shares is part of the business property of a permanent establishment of the individual in the United States or pertains to a fixed base of the individual in the United States used for the performance of independent personal services.

In the case where the DPS Shares are subject to both United States federal estate tax and United Kingdom inheritance tax, the United States-United Kingdom estate tax treaty generally provides for the United States federal estate tax paid to be credited against the United Kingdom inheritance tax payable or for the United Kingdom inheritance tax paid to be credited against the United States federal estate tax payable based on priority rules set out in the United States-United Kingdom estate tax treaty.

United States information reporting and backup withholding

United States Holders

Information reporting requirements generally will apply to United States Holders in respect of dividends on Cadbury plc Ordinary Shares (or Cadbury plc ADRs) or DPS Shares and the gross proceeds from a sale of Cadbury plc Ordinary Shares (or Cadbury plc ADRs) or DPS Shares (including any fractional interest in respect thereto), unless the United States Holder is a corporation or other person that is exempt from information reporting requirements. In addition, backup withholding of United States federal income tax will apply to those payments if a United States Holder fails to provide a taxpayer identification number and certain other information, or a certification of exempt status, or if the United States Holder fails to report in full interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a United States Holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

United Kingdom Holders

Dividends paid on DPS Shares to a United Kingdom Holder may be subject to information reporting and backup withholding of United States federal income tax. A United Kingdom Holder will be exempt from backup withholding if such United Kingdom Holder properly provides IRS Form W-8BEN certifying that such United Kingdom Holder is a non-United States person or otherwise meets documentary evidence requirements for establishing that such United Kingdom Holder is a non-United States person or otherwise qualifies for an exemption.

The gross proceeds from the disposition of DPS Shares (including any fractional interest in respect thereto) may be subject to information reporting and backup withholding. If a United Kingdom Holder sells its DPS Shares outside the United States through a non-United States office of a non-United States broker and the sales proceeds are paid to such United Kingdom Holder outside the United States, then backup withholding and information reporting requirements generally will not apply to that payment. However, information reporting but not backup withholding generally will apply to a payment of sale proceeds, even if that payment is made outside the United States, if a United Kingdom Holder sells DPS Shares through a non-United States office of a broker that: (i) is a United States person for United States federal income tax purposes; (ii) derives 50 per cent. or more of its gross income in specific periods from the conduct of a trade or business in the United States; (iii) is a “controlled foreign corporation” for United States federal income tax purposes; or (iv) is a non-United States partnership, if at any time during its tax year (A) one or more of its partners are United States persons who in the aggregate hold more than 50 per cent. of the income or capital interests in the partnership; or (B) the non-United States partnership is engaged in a United States trade or business, unless, in each case, the broker has documentary evidence in its files that the non-United States Holder is a non-United States person and certain other conditions are met, or the non-United States Holder otherwise establishes an exemption.

If a United Kingdom Holder receives payments of the proceeds of a sale of DPS Shares (including any fractional interest in respect thereto) to or through a United States office of a broker, the payment is subject to both information reporting and backup withholding unless such United Kingdom Holder properly provides IRS Form W-8BEN certifying that such United Kingdom Holder is a non-United States person or otherwise establishes an exemption. A United Kingdom Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such United Kingdom Holder’s United States federal income tax liability by timely filing an appropriate claim with the IRS.

The foregoing discussion of the material United States federal tax consequences of the receipt, ownership and disposition of Cadbury plc Beverage Shares, Cadbury plc Ordinary Shares (or Cadbury plc ADRs) and DPS Shares is for general information only. The foregoing does not purport to address all United States federal tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of holders of Cadbury Schweppes Ordinary Shares (or Cadbury Schweppes ADRs). Holders are urged to consult their own tax advisers as to the particular tax consequences of the receipt, ownership and disposition of Cadbury plc Beverage Shares, Cadbury plc Ordinary Shares (or Cadbury plc ADRs) and DPS Shares, including the effect of any non-United States tax laws, and the effect of any repeals, revocations or modifications in tax laws that may affect the tax consequences described above.

PART XIII

ADDITIONAL INFORMATION

1.	Directors’ Responsibility Statement

The Directors of Cadbury Schweppes, whose names appear on page 4 and in paragraph 3 below, accept responsibility for the information contained in this document. David Thompson, who resigned as a Director of the Company on 8 March, 2008 also accepts responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and of David Thompson (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	The Company

The Company was incorporated in England and Wales on 6 May, 1897 with number 52457. The registered office of the Company is 25 Berkeley Square, London W1J 6HB. The telephone number of the registered office is +44 (0)20 7409 1313.

3.	Directors

The names and principal functions of the Directors of Cadbury Schweppes are as follows:

Director	Position

Sir John Sunderland	Chairman
Roger Carr	Deputy Chairman and Senior Independent Non-executive Director
Todd Stitzer	Chief Executive Officer
Ken Hanna	Chief Financial Officer
Bob Stack	Chief Human Resources Officer
Sanjiv Ahuja	Independent Non-executive Director
Dr Wolfgang Berndt	Independent Non-executive Director
Guy Elliott	Independent Non-executive Director
Ellen Marram	Independent Non-executive Director
Lord Patten	Independent Non-executive Director
Raymond Viault	Independent Non-executive Director

The business address of all the Directors is 25 Berkeley Square, London W1J 6HB.

4.	Directors’ Service Contracts, service contracts and remuneration

Chairman

Sir John Sunderland has been appointed as a non-executive Director pursuant to a letter of appointment dated 24 August, 2006. He is entitled to receive a fee of £400,000 per annum and also has access to a car and driver for business purposes. Sir John will retire as Chairman of the Company in mid-2008.

Executive Directors

Todd Stitzer is employed pursuant to a service contract dated 1 July, 2004 (as amended by a letter of variation dated 30 March, 2007) and a secondment arrangement with a US Group Company. His employment will continue until 31 March, 2017 or until terminated earlier by not less than 12 months’ written notice by his employing company or by not less than six months’ written notice by Mr Stitzer. Mr Stitzer is entitled to six months’ employment in the US if he decides to end his secondment on a review date (once every two years) or if, during his secondment, his employment is terminated by his employing company or he resigns for a good reason (as set out in the service contract). If Mr Stitzer’s employment is terminated without cause or if he resigns for a good reason, he will be entitled to a payment of 12 months’ worth of base salary and target AIP, together with benefits for up to 12 months. Mr Stitzer is entitled to an annual base salary of US$1,740,000 which will increase to US$1,827,000 with effect from 24 March, 2008 and this is reviewed at least annually. In addition, he is entitled to participate in the Cadbury Schweppes plc and successor arrangements for Cadbury plc in respect of the Group’s Annual Incentive Plan, Long Term

Incentive Plan, Bonus Share Retention Plan, Share Option Plans, discretionary share option plans and the savings-related share option scheme operated by the Group in the US. His benefits also include participation in US pension arrangements (including the Supplemental Executive Retirement Plan (“SERP”)) and a number of employee benefit plans offered by his employing company in the US, entitlement to a company car, reimbursement of business expenses and expatriate arrangements.

Ken Hanna is employed by the Company pursuant to a service contract dated 1 March, 2004 (as amended by a letter of variation dated 30 March, 2007). His employment will continue until 30 April, 2018 or until terminated earlier by not less than 12 months’ written notice by the Company or by not less than six months’ written notice by Mr Hanna. If Mr Hanna’s employment is terminated without cause or if he resigns for a good reason (as set out in the service contract) he will be entitled to a payment of 12 months’ worth of base salary and target AIP, together with benefits for up to 12 months. Mr Hanna is entitled to an annual base salary of £605,000 which will increase to £635,000 with effect from 24 March, 2008 and this is reviewed at least annually. In addition, he is entitled to participate in the Cadbury Schweppes plc and successor arrangements for Cadbury plc in respect of the Group’s Annual Incentive Plan, Long Term Incentive Plan, Bonus Share Retention Plan, Share Option Plans, discretionary share option plans and the savings-related share option scheme and share incentive plan operated by the Group in the UK. His benefits also include accident cover and a contribution equal to 30 per cent. of his base salary in lieu of a pension contribution, disability benefits and life cover. He is also entitled to a company car, reimbursement of business expenses and medical benefits.

Bob Stack is employed pursuant to a service contract dated 1 July, 2004 (as amended by a letter of variation dated 30 March, 2007) and a secondment arrangement with a US Group Company. His employment will continue until 31 May, 2015 or until terminated earlier by not less than 12 months’ written notice by his employing company or by not less than six months’ written notice by Mr Stack. Mr Stack is entitled to six months’ employment in the US if he decides to end his secondment on a review date (once every two years) or if, during his secondment, his employment is terminated by his employing company or he resigns for a good reason (as set out in the service contract). If Mr Stack’s employment is terminated without cause or if he resigns for good reason, he will be entitled to a payment of 12 months’ worth of base salary and target AIP, together with benefits for up to 12 months. Mr Stack is entitled to an annual base salary of US$925,000 which will increase to US$975,000 with effect from 24 March, 2008 and this is reviewed at least annually. In addition, he is entitled to participate in the Cadbury Schweppes plc and successor arrangements for Cadbury plc in respect of the Group’s Annual Incentive Plan, Long Term Incentive Plan, Bonus Share Retention Plan, Share Option Plans, discretionary share option plans and the savings-related share option scheme operated by the Company in the US. His benefits also include participation in US pension arrangements (including the SERP) and a number of employee benefit plans offered in the US, entitlement to a company car, reimbursement of business expenses and expatriate arrangements.

Independent Non-Executive Directors

Sanjiv Ahuja was appointed pursuant to a letter of appointment as a non-executive Director for an initial three-year term with effect from 19 May, 2006. He is entitled to receive a fee of £55,000 per annum.

Dr Wolfgang Berndt was appointed pursuant to a letter of appointment as a non-executive Director for an initial three-year term with effect from 16 January, 2002, his current term being for three years from 19 February, 2008. He is entitled to receive a fee of £67,500 per annum. Dr Berndt is Chairman of the Remuneration Committee.

Roger Carr was appointed pursuant to a letter of appointment as a non-executive Director for an initial three-year term with effect from 22 January, 2001, his current term being for three years from 26 November, 2006. He is entitled to receive a fee of £105,000 per annum. Mr Carr is the Company’s Senior Independent non-executive Director and Deputy Chairman.

Guy Elliott was appointed pursuant to a letter of appointment as a non-executive Director for an initial three-year term with effect from 27 July, 2007. He is entitled to receive a fee of £70,000 per annum. Guy is Chairman of the Audit Committee.

Ellen Marram was appointed pursuant to a letter of appointment as a non-executive Director for an initial three-year term with effect from 1 June, 2007. She is entitled to receive a fee of US$140,000 per annum.

Lord Patten was appointed pursuant to a letter of appointment as a non-executive Director for an initial three-year term with effect from 1 July, 2005. He is entitled to receive a fee of £65,000 per annum. Lord Patten is Chairman of the Corporate Social Responsibility Committee.

Raymond Viault was appointed pursuant to a letter of appointment as a non-executive Director for an initial three-year term with effect from 1 September, 2006. He is entitled to receive a fee of US$140,000 per annum.

The emoluments receivable by the Directors will not be varied as a consequence of the transactions described in this document.

Further information on the Directors’ service contracts, remuneration, salaries and benefits can be found in the Company’s 2007 Annual Report and Accounts which is available on the Company’s website at www.cadburyschweppes.com.

Annual Incentive Plan

Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments, as determined by the Remuneration Committee.

Executive Directors are eligible to receive up to 200 per cent. of base salary based upon a combination of quantitative financial measures, key performance indicators and personal objectives as determined by the Remuneration Committee for each plan year.

Further information on the awards made in 2007 is contained in the Remuneration Report which can be found in the Company’s 2007 Annual Report and Accounts.

Bonus Share Retention Plan

The BSRP is an essential element of the Group’s total reward programme and has been a key factor in helping and encouraging executives to retain a substantial holding of Cadbury Schweppes Ordinary Shares. It is available to a group of approximately 115 senior executives, including the executive Directors. It enables participants to receive all or part of their eligible AIP award as an award in shares (or to invest in purchasing shares) and receive a matching award of additional shares which normally vests after three years, in part subject to financial performance conditions.

Further information on the awards made in 2007 is contained in the Remuneration Report which can be found in the Company’s 2007 Annual Report and Accounts.

Long Term Incentive Plan

A number of senior executives (including the executive Directors) are granted a conditional award of shares under the LTIP. The award is designed to incentivise long-term value creation and vests after three years subject to achievement against financial performance criteria.

Further information on the awards made in 2007 is contained in the Remuneration Report which can be found in the Company’s 2007 Annual Report and Accounts.

5.	Directors’ and other interests

(a)	The interests of the Directors in the securities of the Company (not including the Directors’ interests in options to acquire shares in the capital of the Company as set out in paragraph (b) below), as notified to the Company pursuant to rule 3.1.2R of the Disclosure Rules and Transparency Rules or which are interests of a person connected with a Director (within the meaning of section 346 of the Companies Act), which interests, if such connected persons were Directors, would be required to be disclosed pursuant to rule 3.1.2R of the Disclosure Rules and Transparency Rules and the existence of which is known or could with reasonable diligence be ascertained by the Directors, all of which are beneficial, as at the close of business on 13 March, 2008 (being the latest practicable date prior to the publication of this document), were as follows:

Number of
Director	Ordinary Shares
Sir John Sunderland	787,594
Roger Carr	57,914
Todd Stitzer	860,029
Ken Hanna	627,700
Bob Stack	1,039,861
Sanjiv Ahuja	9,386
Dr. Wolfgang Berndt	88,067
Guy Elliott	3,445
Ellen Marram	3,312
Lord Patten	10,949
Raymond Viault	16,804

Each Director owns less than 0.1 per cent. of the issued share capital of the Company.

Save as set out in this paragraph and paragraph (b) below, none of the Directors, nor any persons connected (within the meaning of section 346 of the Companies Act) with them, had any interests on 13 March, 2008 (being the latest practicable date prior to the publication of this document) in the share capital of the Company or any of its subsidiaries.

(b)	As at the close of business on 13 March, 2008 (being the latest practicable date prior to the publication of this document), the following Directors had options of various exercise periods, ranging from 0 to 10 years, to subscribe for shares in the Company:

		Weighted average
	Number of shares	Exercise Price
Director	under option	(£ per share)

Todd Stitzer	1,686,000	4.42
Ken Hanna	534,699	4.67
Bob Stack	1,328,500	4.42

(c)	None of the Directors has or has had any interests in any transaction which is or was unusual in its nature or conditions or significant to the business of the Cadbury Schweppes Group and which was effected by Cadbury Schweppes during the current or immediately preceding financial year or was effected by Cadbury Schweppes during any earlier financial year and remains in any respect outstanding or unperformed.

6.	Major interests in shares

Insofar as is known to the Company by reference to relevant notifications made in accordance with rule 5.1 of the Disclosure and Transparency Rules, as at 13 March, 2008 (the latest practicable date prior to the publication of this Circular), the only persons who hold voting rights whether direct or indirect of, and/or holdings, whether direct or indirect, of certain financial instruments which give the holder an unconditional right or a right exercisable in his sole discretion to acquire (within the meaning of rule 5 of the Disclosure Rules and Transparency Rules and Part 22 of the Companies Act 2006), 3 per cent. or more of the issued Ordinary Shares of the Company are as follows:

	Number of shares in which	Interest in issued share capital
Shareowner	there is an interest	as at 13 March, 2008 (%)

Morgan Stanley Investment Management
Limited	150,787,720	7.14%
Legal & General Group plc	106,419,523	5.04%
Franklin Resources	83,732,422	3.97%
Trian (Nelson Peltz)	72,965,267	3.46%

Trian (Nelson Peltz) has recently indicated that they and certain of their affiliates have increased their economic interest in Cadbury Schweppes Ordinary Shares to approximately 4.5 per cent. It is understood that the instrument through which the increased interest is held is not reportable and Cadbury Schweppes has not received formal notification of the increase in writing.

Save as disclosed above, the Company is not aware of any person who holds voting rights whether direct or indirect of, and/or holdings, whether direct or indirect, of certain financial instruments which give the holder an unconditional right or a right exercisable in his sole discretion to acquire, 3 per cent. or more of the issued ordinary share capital of the Company.

Insofar as is known to the Company by reference to relevant notifications made in accordance with rule 5.1 of the Disclosure and Transparency Rules, as at 13 March, 2008 (the latest practicable date prior to the publication of this document), the following persons are expected† to be the only persons who will hold voting rights whether direct or indirect of, and/or holdings, whether direct or indirect, of certain financial instruments which give the holder an unconditional right or a right exercisable in his sole discretion to acquire, 3 per cent. or more of the issued Cadbury plc Ordinary Shares in the capital of the Cadbury plc immediately following Admission by virtue of the effect of the Scheme in relation to the Ordinary Shares:

	Number of Cadbury plc
	Ordinary Shares in
	which there will be an interest	% of issued ordinary
Shareowner	immediately following Admission	share capital of Cadbury plc†

Morgan Stanley Investment Management
Limited	96,504,140	7.14%
Legal & General Group plc	68,108,494	5.04%
Franklin Resources Inc.	53,588,750	3.97%
Trian (Nelson Peltz)	46,697,770	3.46%

†	Assumes that the interests of such persons in the issued share capital of Cadbury Schweppes as at 13 March, 2008 do not change and that no options in Cadbury Schweppes are exercised after that date.

Based on the interests that the Board is aware of, it is also expected that Trian (Nelson Peltz) and their affiliates will have an interest in a further 1.03 per cent. of the issued ordinary share capital of the Company and following Admission, in Cadbury plc.

None of the Shareowners listed above has, or will have, voting rights that are different to any other holder of Ordinary Shares or Cadbury plc Ordinary Shares.

As at the date of this Circular, the Company is not aware of any person who directly or indirectly, acting jointly with others or acting alone, could exercise control over Cadbury Schweppes plc or, immediately following Admission, over Cadbury plc.

7.	Related Party Transactions

From 3 January 2005 and up to and including 13 March, 2008 (being the latest practicable date prior to the publication of this document), the Company has not entered into any material transactions with related parties save as disclosed in note 37 to the Company’s audited consolidated financial statements for the year ended 1 January, 2006, note 37 to the Company’s audited consolidated financial statements for the year ended 31 December, 2006 and in note 37 to the Company’s financial statements for the year ended 31 December, 2007.

Since its incorporation, Cadbury plc has not entered into any material transactions with related parties save as set out in the paragraph below:

Cadbury plc has entered into a deed of indemnity with each of the Cadbury plc Directors. The terms of each of these deeds are identical and reflect the statutory provisions on indemnities contained in the Companies Act 2006. Under the terms of each deed, the Cadbury plc has undertaken to indemnify the relevant Cadbury plc Director, to the widest extent permitted by law, against any and all liability suffered in respect of his/her acts or omissions while, or in the course of acting as, a director or employee of Cadbury plc or any body corporate that is a group undertaking (as defined in the Companies Act 2006) of Cadbury plc from time to time.

8.	Employee share schemes

Effect of the Proposals on the Employee Share Schemes

A summary of the effects of the Proposals on awards under the Employee Share Schemes is set out in paragraph 9 of Part II of this document.

Cadbury plc Share Schemes

Subject to Shareowner approval, Cadbury plc has established new employee shares schemes to operate from the Scheme Effective Date. The new schemes which replicate the existing Executive Share Schemes are a continuation of the schemes which were approved by Shareowners in 2004 and 2006 and will only continue for the balance of the terms of the existing Executive Share Schemes; at the end of those terms, or earlier if considered appropriate by the Remuneration Committee, Shareowner approval will be sought for the continuation of those schemes or their replacement by other schemes. It is proposed to make one change to the scheme which replicates the LTIP which, if made to the LTIP, would require Shareowner’s approval; accordingly, Shareowners are being asked to approve that change by means of a separate resolution at the General Meeting on 11 April, 2008.

In addition (but subject to Shareowner approval), Cadbury plc has passed a resolution which will allow it to establish additional employee share schemes for the benefit of the Cadbury plc Group’s overseas employees provided that such schemes operate within the equity dilution limits described below and (save to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws) such schemes do not confer upon participants benefits which are greater than those which could be obtained from the schemes described below and that, once such schemes have been established, they may not be amended without the approval of Cadbury plc in general meeting if such approval would be required to amend the corresponding provision of the schemes described below.

The following is a summary of the main provisions of the new employee share schemes.

Provisions which are common to all of the Cadbury plc Share Schemes

(A)	Administration

Overall responsibility for the operation and administration of the Cadbury plc Share Schemes will be vested in the Cadbury plc Board. For directors and former Cadbury plc Directors and for members, and former members, of the Chief Executive’s Committee, the day-to-day administration of the executive or discretionary schemes will be the responsibility of the remuneration committee of the Cadbury plc Board which will determine the terms of the awards of such persons and exercise any discretions in relation to such persons. For other participants and for the other schemes, these functions will be carried out by the Cadbury plc Board or a duly authorised committee of it. References in this paragraph 8 to the “Committee” should be read accordingly.

(B)	Scheme limits

The Cadbury plc Share Schemes will be subject to the following limits:

(i)	on any date, the aggregate nominal amount of Cadbury plc Ordinary Shares that may be allocated under the Cadbury plc Share Schemes may not, when added to the nominal amount of Cadbury plc Ordinary Shares allocated in the previous 10 years under the Cadbury plc Share Schemes, exceed 10 per cent. of the then equity share capital of Cadbury plc; and

(ii)	on any date, the aggregate nominal amount of Cadbury plc Ordinary Shares that may be allocated under the Cadbury plc Share Schemes established for the benefit of selected employees may not, when added to the nominal amount of Cadbury plc Ordinary Shares allocated in the previous 10 years under all such schemes, exceed 5 per cent. of the then equity share capital of Cadbury plc.

For these purposes, shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of shares which are acquired by purchase in the market (rather than by subscription or from treasury) and no account is taken of shares which an employee purchases at market value using his own funds.

In calculating these limits, account will be taken of Cadbury Schweppes Ordinary Shares allocated under the Employee Share Schemes. Such allocations will be deemed to have been allocated under the corresponding Cadbury plc Share Scheme and converted into a number of Cadbury plc Ordinary Shares having regard to the market value of a Cadbury Schweppes Ordinary Share on the last day of dealings and the market value of a Cadbury plc Ordinary Share on the first day of dealings.

(C)	Listing

Cadbury plc will apply for Admission of any new shares issued pursuant to the Cadbury plc Share Schemes. Shares issued under the schemes will rank pari passu in all respects with existing Cadbury plc Ordinary Shares except for rights attaching to shares by reference to a record date prior to the date of allotment. Cadbury plc will at all times keep available sufficient authorised and unissued share capital to satisfy outstanding rights to subscribe for Cadbury plc Ordinary Shares.

(D)	Variation of capital

In the event of a variation in the share capital of Cadbury plc or in such other circumstances as the Committee considers appropriate, options and awards may be adjusted in such manner as the Committee considers appropriate.

(E)	Benefits non-pensionable

Benefits under the Cadbury plc Share Schemes will not form part of a participant’s remuneration for pension purposes.

(F)	Amendments

The Committee may amend the Cadbury plc Share Schemes, or the terms of any options or awards, to take account of changes to any applicable legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Cadbury plc Group including, if appropriate, setting up separate sub-schemes.

Except as described above or for amendments designed to ease the administration of the Cadbury plc Share Schemes or to correct clerical errors, no amendment which is to the advantage of employees or participants may be made without the prior approval of Cadbury plc in general meeting to those provisions dealing with eligibility, individual or scheme limits, the terms of options or awards, the adjustment of options or awards and the power of amendment.

The Cadbury plc 2008 Share Option Plan (the “2008 DSOP”)

(A)	Eligibility

Participants in the 2008 DSOP will be selected at the discretion of the Committee, but will be limited to employees (including executive directors) of the Cadbury plc Group and any other company at least 20 per cent. of the equity share capital of which is beneficially owned by the Cadbury plc Group.

The current intention is that options will not be granted under the 2008 DSOP unless general market conditions change or if there are particular circumstances that arise where an option grant would be appropriate.

(B)	Options

Options will entitle the holder to acquire Cadbury plc Ordinary Shares. Options may be satisfied by the issue of new shares, the transfer of shares held in treasury or the purchase of shares in the market. Options may be granted either by Cadbury plc or by the trustees of an employee benefit trust. Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

In such circumstances as the Committee considers appropriate (for example, where the grant of options might cause exchange control or securities law difficulties), participants may instead be granted phantom options entitling them to a cash sum equal to the increase in the value of a notional number of Cadbury plc Ordinary Shares. Such options may, at the discretion of the Committee, be settled partly in cash and partly in Cadbury plc Ordinary Shares.

(C)	Timing

Options may be granted in the six weeks following the announcement or publication of the results of Cadbury plc for any period. Options may also be granted when or shortly after an employee first becomes eligible and when or shortly after an employee is promoted to a position qualifying him for an option or an enhanced level of options, and at other times when the Committee considers that exceptional circumstances exist. No options may be granted after 21 May, 2014.

(D)	Exercise price

The exercise price may not be less than an amount equal to the middle market quotation of a Cadbury plc Ordinary Share, as derived from the Official List, for the fifth dealing day immediately preceding the date of grant or, where options are granted pursuant to an invitation, the fifth dealing day immediately preceding the date of the invitation.

(E)	Individual limits

Other than on the first occasion on which options are granted to an individual or in circumstances determined by the Committee to be exceptional, the aggregate exercise price of options granted to an employee in the same financial year of Cadbury plc under the 2008 DSOP and any similar share option plan of the Cadbury plc Group may not exceed two times the higher of:

(i)	the annual rate of his remuneration (excluding any bonuses, commissions or benefits in kind) at the date of grant; and

(ii)	the remuneration (inclusive of bonuses and commissions but not benefits in kind) paid or payable to him in the previous 12 months.

For these purposes, the remuneration of a participant working outside the UK may be taken to be that which the Committee considers would be payable to someone occupying a broadly comparable position in the United Kingdom.

(F)	Performance conditions

All options will be subject to one or more performance conditions which, save where the rules of the 2008 DSOP provide otherwise or in circumstances determined by the Committee to be exceptional, will be measured over a period of not less than three years. The performance conditions will be measured on one occasion only; there will be no re-testing.

The Committee may change a performance condition from time to time if events happen which make it fair and reasonable to do so, but not so as to make the performance condition, in the opinion of the Committee, materially easier or more difficult to satisfy than it was when the option was granted.

(G)	Exercise of options

Options will normally be exercisable in whole or in part during such period as the Committee may have specified at the time of grant. Such period may not start earlier than the third anniversary, nor end later than the tenth anniversary of, the date of grant. Options may normally only be exercised if and to the extent that they have vested (that is, the performance conditions have been met).

(H)	Termination of employment

If a participant ceases to be employed within the Cadbury plc Group, his options will lapse unless he leaves for a permitted reason or the Committee decides otherwise. A permitted reason is death, disability, redundancy, termination other than for cause and the sale of the company or business in which the participant works.

Where the participant’s employment ends for a permitted reason or a participant becomes disabled, he may exercise any vested option within the following 12 months or during such longer period as the Committee may in exceptional circumstances allow. To the extent that such a participant’s unvested option vests in accordance with the performance target, it may be exercised in the 12 months (or during such longer period as the Committee may in exceptional circumstances allow) following vesting. In the case of death, the Committee may allow all or part of the option to be exercised immediately.

The Committee may decide to treat as a member of the Cadbury plc Group for these purposes any company of which the Cadbury plc Group beneficially owns at least 20 per cent. of the equity share capital.

(I)	Change of control etc

In the event of a change of control, a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding up of Cadbury plc, participants may exercise their options in full. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent. of the shareowners of the acquiring company are the same as the shareowners of Cadbury plc before the change of control and participants are offered or granted replacement options, the Committee may decide that unvested options may not be exercised.

The Cadbury plc 2008 Bonus Share Retention Plan (the “2008 BSRP”)

(A)	Eligibility

Participants will be selected by the Committee from among those who are eligible for bonuses under the annual incentive plan of Cadbury plc. Participants will be limited to employees (including executive directors) of the Cadbury plc Group and any other company at least 20 per cent. of the equity share capital of which is beneficially owned by the Cadbury plc Group.

(B)	Participation

Selected participants will be invited to indicate whether, and to what extent, they wish to receive all or part of the bonus which they have earned under the annual incentive plan as an award (a “Basic Award”) over Cadbury plc Ordinary Shares of an equivalent value (determined by the Committee on such basis as it may decide) together with a further award (a “Matching Award”). The Matching Award may be over such number of Cadbury plc Ordinary Shares as the Committee may decide not exceeding the number of Cadbury plc Ordinary Shares subject to the Basic Award.

Alternatively, participants may be invited to invest all or part of their bonus under the annual incentive plan (net of tax and withholdings) in buying Cadbury plc Ordinary Shares (“Invested Shares”) to be held for three years in return for a Matching Award. In this case, the Matching Award may be over such number of Cadbury plc Ordinary Shares as is equal in value to the bonus used to buy Invested Shares before deduction of tax and other withholdings.

(C)	Awards

Awards may take one or two forms: a conditional award which is a deferred right to receive Cadbury plc Ordinary Shares or an option to acquire Cadbury plc Ordinary Shares for no cost. A participant in the 2008 BSRP is not entitled to dividends in respect of any of his awards before he becomes entitled to the shares. Awards may be granted either by Cadbury plc or by the trustees of an employee benefit trust. Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of an award.

In such circumstances as the Committee considers appropriate (for example, where the grant of awards over shares might cause exchange control or securities law difficulties), the award may instead entitle the participant to the cash equivalent of a notional number of Cadbury plc Ordinary Shares. Such awards will be settled in cash but may, at the discretion of the Committee, be settled partly in cash and partly in Cadbury plc Ordinary Shares.

(D)	Timing

Awards will normally be granted shortly after the due date for the payment of bonuses under the annual incentive plan. No awards will be granted after 21 May, 2014.

(E)	Performance conditions

All Matching Awards must, as to 60 per cent. (the “Performance Matching Awards”), be granted subject to a performance condition which, save where the rules of the 2008 BSRP provide otherwise or in circumstances determined by the Committee to be exceptional, will be measured over a period of not less than three years. The performance conditions will be measured on one occasion only; there will be no re-testing.

The Committee may change a performance condition from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance condition, in the opinion of the Committee, materially easier or more difficult to satisfy than it was when the Matching Award was granted.

Initially, the Committee intends that Performance Matching Awards will be subject to two performance conditions measured over a three-year period: simultaneous growth in revenue and in trading margins. Awards will vest in accordance with a matrix of these two conditions. No part of the award will vest unless the compound growth in revenue is at least 4 per cent. per annum and there is some improvement in the trading margin growth. Full vesting will occur if revenue growth equals or exceeds 6 per cent. per annum compound and the trading margin growth is at least 125 basis points per annum.

(F)	Vesting of awards

At the end of the performance period, a participant’s Basic Award and/or Invested Shares and the non-performance related element of the Matching Award will vest. Performance Matching Awards will vest, if at all, in accordance with the terms of the performance condition. Where the award takes the form of an option, vesting means that the award becomes exercisable; in the case of other awards, vesting means the shares become transferable and, in the case of Invested Shares, vesting means that the shares are no longer subject to forfeiture. Where an award which is an option vests, it may be exercised for 12 months after vesting. In the case of other awards, the Shares will be released automatically to the participant on vesting.

(G)	Termination of employment

If a participant ceases to be employed within the Cadbury plc Group before the end of the performance period, both his Basic Award and his Matching Award will lapse, and any Invested Shares will be forfeited, unless he leaves for a permitted reason or the Committee decides otherwise. A permitted reason is death, disability, termination other than for cause and the sale of the company or business in which the participant works.

Where a participant’s employment ends for a permitted reason or a participant becomes disabled, his Basic Award and Invested Shares will vest. The performance condition applicable to the Performance Matching Award will be measured in the usual way at the end of the performance period. To the extent that the Performance Matching Award vests, it and the non-performance related element will be scaled down on a time-apportioned basis having regard to the period of employment from the date of grant.

The Committee may decide to treat as a member of the Cadbury plc Group for these purposes any company of which the Cadbury plc Group beneficially owns at least 20 per cent. of the equity share capital.

(H)	Change of control etc

In the event of a change of control (defined to include any person acquiring 30 per cent. or more of the voting shares of Cadbury plc and any person having that shareholding making an offer which results in him holding 50 per cent. or more of the voting shares), a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding up of Cadbury plc, the participant will be entitled to all of the Cadbury plc Ordinary Shares subject to his Basic Awards and the non-performance related part of his Matching Awards and to any Invested Shares. Vesting of the Performance Matching Awards will be determined in accordance with the performance conditions measured up to the date (so far as is practicable) of the relevant event (unless the Committee considers that the performance condition would have been met to a greater or lesser extent at the end of the performance period).

In the event of a change of control of Cadbury plc, participants may surrender their awards in return for substitute awards over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent. of the shareowners of the acquiring company are the same as the Shareowners of Cadbury plc before the change of control and participants are offered or granted replacement awards, the Committee may decide that unvested awards will not vest and that the participant will not be entitled to the premature release of shares subject to his Basic Awards or to his Invested Shares.

The Cadbury plc 2008 Long Term Incentive Plan (the “2008 LTIP”)

(A)	Eligibility

Participants will be selected at the discretion of the Committee, but will be limited to employees (including executive directors) of the Cadbury plc Group and any other company at least 20 per cent. of the equity share capital of which is beneficially owned by the Cadbury plc Group.

(B)	Performance cycles

The 2008 LTIP will operate over a three-year performance cycle with a new cycle starting each year. The first performance cycle will start with the financial year 2008.

(C)	Awards

Each award (a “Basic Award”) will entitle the participant, upon satisfaction of the performance conditions and subject to the other conditions set out below, to an amount equal to the then market value of a specified number of Cadbury plc Ordinary Shares (together with an amount equal to the gross dividends) paid on the shares earned throughout the performance cycle. The amount then earned will be paid in cash or shares or rights to shares as explained below. Basic Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of a Basic Award.

(D)	Timing

Basic Awards will normally be granted at the start of, or shortly after the start of, the first year of the performance cycle. The Committee may, however, grant Basic Awards at other times during the performance cycle to new employees or to employees who are promoted to a level qualifying for a Basic Award. Basic Awards may not be granted after 21 May, 2014.

(E)	Individual limit

The number of Cadbury plc Ordinary Shares in respect of which a Basic Award may be granted to any participant is limited to shares having a market value not exceeding 200 per cent. of the annual rate of the participant’s basic pay for the first year of the performance cycle or, if later, the year in which the Basic Award is made. Market value will be determined, for these purposes, by taking the average share price over the preceding December, January and February or over such other period as the Committee may decide. It is proposed, subject to Shareowner approval of a separate resolution at the General Meeting on 11 April, 2008, to increase the maximum value for the 2008 LTIP to 300 per cent. of basic pay, although the initial award will not exceed 200 per cent. of basic pay.

(F)	Performance conditions

Each Basic Award will be subject to one or more performance conditions established by the Committee at the start of the performance cycle. The Committee may change a performance condition from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance condition, in the opinion of the Committee, materially easier or more difficult to satisfy than it was when the award was granted.

Initially, the Committee intends that awards will be subject to two performance conditions measured over a three year period: simultaneous growth in underlying earnings per share (“UEPS”) and in return on invested capital (ROIC). No part of the award will vest unless the growth in UEPS is at least 13 per cent. per annum compound and the ROIC increase is at least 20 basis points per annum. Full vesting would occur at various combinations of UEPS growth and ROIC increase including, for example, 23 per cent. per annum compound growth in UEPS and 80 basis points per annum increase in ROIC or 19 per cent. per annum compound growth in UEPS and an annual increase in ROIC of 120 basis points. ROIC will be measured by dividing (a) underlying operating profit after business improvement costs and tax at the effective underlying tax rate applicable in the year by (b) invested capital. Invested capital is average operating assets plus average cumulative restructuring (after 1 January 2007) plus deferred tax. UEPS is earnings before acquisition intangible amortisation and impairment, restructuring, non-trading items, exceptional items and IAS 39 adjustment, divided by the average number of shares in the year.

If and to the extent that a Basic Award does not vest at the end of the performance cycle, it will lapse; there will be no re-testing.

(G)	Earned amounts

At the end of the performance cycle, the Committee will determine whether and to what extent the Basic Award has been earned. The Committee has the discretion to increase the amount earned but not beyond the value of the Cadbury plc Ordinary Shares in respect of which the Basic Award was granted. The Committee has the discretion as to whether the earned amount of any Basic Award shall be paid in cash or:

(i)	in Cadbury plc Ordinary Shares;

(ii)	as a conditional award which is a deferred right to receive Cadbury plc Ordinary Shares after a two-year deferral period; or

(iii)	as an option to acquire Cadbury plc Ordinary Shares for no cost at the end of the two-year deferral period.

The Committee’s present intention is that the earned amount in respect of the initial Basic Awards will be paid in shares.

The participant will not be entitled to exercise the voting rights attached to the shares subject to a conditional award during the deferral period or, in the case of an option, prior to its exercise. At the end of the deferral period or, as the case may be, on the exercise of an option the participant will, however, receive an amount equal to, or shares of a value equal to, the gross dividends paid on the shares since the grant of the award or the option.

Conditional awards and options will be personal to the participant and may not be transferred.

(H)	Termination of employment

If a participant ceases to be employed before the end of the performance cycle or after the end of the performance cycle but before any part of the earned amount has been paid, he will forfeit his Basic Award unless the cessation is for a permitted reason. A permitted reason is death, disability, redundancy, the sale of the company or the business in which the participant works and such other reason as the Committee may decide. In these cases, the participant will (depending on whether or not the performance condition is achieved) be entitled to receive a time-apportioned part of the earned amount (if any) of his Basic Award at the end of the performance cycle, such amount to be paid in cash.

If a participant ceases to be employed after he has been granted a conditional award or an option and before the end of the deferral period for a reason justifying summary dismissal, he will forfeit the award or option. In any other circumstances, the participant will be entitled to shares subject to the award or option.

(I)	Change of control etc

In the event of a change of control (defined to include any person acquiring 30 per cent. or more of the voting shares of Cadbury plc and any person having that shareholding making an offer which results in him holding 50 per cent. or more of the voting shares), a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding up of Cadbury plc, the earned amounts of Basic Awards will be determined in accordance with the performance conditions measured up to the date (so far as is practicable) of the relevant event (unless the Committee considers that the performance conditions would have been met to a greater or lesser extent at the end of the normal performance cycle). In such circumstances, a participant will become entitled to a proportion, calculated on a time-apportioned basis, of the earned amount. The participant will also be entitled to shares subject to conditional awards and options.

In the event of a change of control, the participants may surrender their awards in return for substitute awards over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent. of the shareowners of the acquiring company are the same as the shareowners of Cadbury plc before the change of control and the participants have been offered or granted substitute awards, the Committee may decide that unvested awards will not vest.

The Cadbury plc 2008 International Share Award Plan (the “2008 ISAP”)

(A)	Eligibility

Participants will be selected at the discretion of the Committee but will be limited to employees (including executive directors) of the Cadbury plc Group and any other company at least 20 per cent. of the equity share capital of which is owned by the Cadbury plc Group. Awards may also be granted to or transferred to, an eligible employee’s family member or family trust.

(B)	Awards

Awards may take one of three forms:

(i)	a conditional award, which is a deferred right to receive Cadbury plc Ordinary Shares;

(ii)	a restricted award, which is an immediate transfer to the participant of the Cadbury plc Ordinary Shares but on terms that they may be forfeited; and

(iii)	an option to acquire Cadbury plc Ordinary Shares for no cost.

Awards may be granted either by Cadbury plc or by the trustees of an employee benefit trust but all awards will be satisfied either by the transfer of Shares from an employee benefit trust or by treasury shares. Cadbury plc may issue shares to the employee benefit trust to enable the trustees to satisfy the awards or the trustees may purchase the necessary shares in the market.

Awards will be personal to the participant and may not be transferred (except to a family member or a family trust). No payment will be required for the grant of an award.

In such circumstances as the Committee considers appropriate (for example, where the grant of awards over shares might cause exchange control or securities law difficulties), the award may instead entitle the participant to the cash equivalent of a notional number of Cadbury plc Ordinary Shares. Such awards will be settled in cash but may, at the discretion of the Committee, be settled partly in cash and partly in Cadbury plc Ordinary Shares.

(C)	Timing

Awards may be granted in the six weeks following the announcement, or publication, of the results of Cadbury plc for any period. Awards may also be granted when or shortly after an employee first becomes eligible and when or shortly after an employee is promoted to a position qualifying him for an award or an enhanced level of awards, and at other times when the Committee considers that exceptional circumstances exist. No further awards may be granted after 18 May, 2016.

(D)	Individual limit

The annual value of awards (measured by reference to the market value of the Cadbury plc Ordinary Shares at the time of the award) will not normally exceed 50 per cent. of the participant’s basic pay. This limit will not apply, however, where the award is granted to assist in the recruitment or retention of an individual or to reward outstanding performance.

(E)	Performance conditions

All awards granted to directors (other than those which are granted for the purposes of assisting in the recruitment of the director) of Cadbury plc must be made subject to performance conditions. Awards granted to other senior executives of the group must also be made subject to performance conditions except where the awards are granted for the purposes of assisting in the recruitment or retention of the individual or to reward outstanding performance. Awards granted to other participants may, if the Committee so decides, be granted subject to performance conditions. Where an award is subject to a performance condition, it will, in normal circumstances be measured over a period of not less than three years.

The Committee may set different performance conditions from year to year. The Committee may also change the performance condition from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance condition, in the opinion of the Committee, materially easier or more difficult to satisfy than it was when the award was granted.

(F)	Vesting of awards

Where an award is subject to a performance condition, it will vest, if at all, in accordance with the terms of that performance condition; where an award is not subject to a performance condition, it will vest at the end of the period determined by the Committee at the time of grant.

In the case of conditional awards, the Cadbury plc Ordinary Shares will be released automatically upon vesting and Cadbury plc Ordinary Shares subject to restricted awards will cease to be subject to forfeiture. In the case of options, the award will become exercisable on vesting and be exercisable during such period as the Committee may have specified at the time of grant.

(G)	Termination of employment

If a participant ceases to be employed within the Cadbury plc Group for a reason which justifies his summary dismissal, his award will lapse. If the participant ceases to be employed for any other reason, he may exercise any vested award which is an option within six months (or during such longer period as the Committee may decide). If the participant leaves at a time when he holds an unvested award, it will lapse unless and to the extent otherwise specified by the Committee either at the time of grant or at the time of termination.

Where the award is subject to a performance condition, the Committee will decide whether the performance condition is to be measured over the normal period (in which case the period of exercise will be deferred until such time as the performance condition has been measured) or over a shorter period. The Committee will also decide whether the number of Cadbury plc Ordinary Shares that vest (if any) in accordance with the performance conditions will be reduced pro rata to the proportion of the performance period during which the participant was in service.

The Committee may decide to treat as a member of the Cadbury plc Group for these purposes any company of which the Cadbury plc Group beneficially owns at least 20 per cent. of the equity share capital.

(H)	Change of control etc

Special rules apply in the event of a change of control (defined to include any person acquiring 30 per cent. or more of the voting shares of Cadbury plc and any person having that shareholding making an offer which results in him holding 50 per cent. or more of the voting shares), a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding up of Cadbury plc.

Where the award is not subject to a performance condition, the participant will be entitled to all of the Cadbury plc Ordinary Shares. Where the award is subject to a performance condition, vesting will be determined by reference to the achievement of the performance condition up to the date of the relevant event (unless the Committee considers that the performance condition would have been met to a greater or lesser extent at the end of the performance period). The Committee may also decide that the number of Cadbury plc Ordinary Shares that vest (if any) in accordance with the performance conditions will be reduced pro rata by reference to the proportion of the performance period that has expired prior to the relevant event.

In the event of a change of control, participants may surrender their awards in return for substitute awards over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent. of the shareowners of the acquiring company are the same as the shareowners of Cadbury plc before the change of control and the participants are offered or granted substitute awards, the Committee may decide that unvested awards will not vest.

The Cadbury plc 2008 Savings Related Share Option Scheme (the “2008 SAYE Scheme”)

(A)	Eligibility

All UK resident employees (including directors) of Cadbury plc, or any subsidiary nominated to join in the 2008 SAYE Scheme, will be eligible to participate in any invitation. The Committee has the discretion to invite other employees of the Cadbury plc Group to participate.

(B)	Options

Options will entitle the holder to acquire Cadbury plc Ordinary Shares. Options may be satisfied by the issue of new Cadbury plc Ordinary Shares, the transfer of Cadbury plc Ordinary Shares held in treasury or the purchase of Cadbury plc Ordinary Shares in the market.

Options may be granted either by Cadbury plc or by the trustees of an employee benefit trust.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

(C)	Timing

Invitations to apply for options may be issued in the period beginning three weeks before and ending six weeks after the announcement of the results of Cadbury plc for any period and at other times when the Committee considers that exceptional circumstances exist.

No further options may be granted after 11 April, 2018.

(D)	Exercise price

The exercise price may not be less than an amount equal to 80 per cent. of the middle market quotation of a Cadbury plc Ordinary Share, as derived from the Official List, on the day preceding the date of the invitation to apply for the option.

(E)	Savings contract

As a condition of the grant of an option, an eligible employee must agree to enter into an HM Treasury approved savings contract with a bank or building society under which the employee agrees to pay monthly contributions over a three- or five-year period and on the maturity of which a tax-free bonus is payable. The aggregate maximum monthly contribution payable by an employee under all savings contracts linked to the 2008 SAYE Scheme may not exceed such sum as the Committee may determine, being not more than the amount from time to time permitted by the Income Tax (Earnings and Pensions) Act 2003 (currently, £250).

(F)	Individual limit

An option will be over such number of Cadbury plc Ordinary Shares as has an aggregate exercise price as nearly as possible equal to, but not exceeding, the amount repayable under the relevant savings contract on its maturity.

(G)	Exercise of options

Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date of the related savings contract; this will be the third, fifth or seventh anniversary of the starting date of the savings contract and will depend (where the Committee offers a choice) upon the election made by the participant at the time of grant.

A participant may also exercise his options within six months of reaching age 60.

Whenever an option is exercised, it may only be exercised to the extent of the amounts then repayable under the related savings contract (including any interest or bonus).

(H)	Termination of employment

If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date of the related savings contract. If a participant ceases to be employed within the Cadbury plc Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement at age 60 or at the age at which he is bound to retire in accordance with his terms of employment, the sale of the company or business in which the participant works or, in the case of any option which the participant has held for at least three years, any other reason. If a participant ceases to be employed in any other circumstances, his option will lapse.

(I)	Change of control etc

The exercise of options will also be permitted in the event of a change in control, a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding up of Cadbury plc. In the event of a change in control, participants may surrender their options in return for substitute options over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent. of the shareowners of the acquiring company are the same as the shareowners of Cadbury plc before the change of control and participants are offered substitute options, the Committee may decide that unvested options may not be exercised.

The Cadbury plc 2008 Irish Savings Related Share Option Scheme (the “Irish SAYE Scheme”)

The Irish SAYE Scheme has been established for the benefit of employees working in the Republic of Ireland and has been designed to meet the requirements for approval by the Irish Revenue Commissioners under Irish legislation corresponding to that in the Income Tax (Earnings and Pensions) Act 2003 for savings-related share option schemes. Its provisions are, therefore, in all material respects similar to those of the 2008 SAYE Scheme, save to the extent required by Irish legislation.

The Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme (the “Irish AVC Scheme”)

The Irish AVC Scheme is similar to the Irish SAYE Scheme except that the savings made by the employee are in fact contributions made to the Cadbury Ireland Pension Scheme and the options granted in respect of those contributions are granted to the trustees of that pension scheme. Apart from that, the provisions of the two schemes are substantially identical. The Irish AVC Scheme will not be approved by the Irish Revenue Commissioners under legislation for savings-related share option schemes.

The Cadbury plc 2008 International Savings Related Share Option Scheme (the “2008 International SAYE Scheme”)

The 2008 International SAYE Scheme has been established for the benefit of employees working outside the UK and the Republic of Ireland. Its provisions are substantially the same as those of the 2008 SAYE Scheme, save that, on exercising their options at the end of the savings period, participants are permitted to top up their savings to make good for any deficits arising from exchange rate movements.

The Cadbury plc 2008 Asia Pacific Employee Share Acquisition Plan (the “2008 Asia Pacific Plan”)

(A)	Eligibility

All permanent employees (including directors) who are resident in Australia or New Zealand and who have at least 12 months service with Cadbury plc or any of its subsidiaries are eligible to participate in the 2008 Asia Pacific Plan. The Committee may admit permanent employees who are resident in other countries and who have completed a specified period of service with the Cadbury plc Group.

(B)	Options

Options will entitle the holder to acquire Cadbury plc Ordinary Shares. Options may be satisfied by the issue of new Cadbury plc Ordinary Shares, the transfer of Cadbury plc Ordinary Shares held in treasury or the purchase of Cadbury plc Ordinary Shares in the market.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

(C)	Timing

Invitations to apply for options may be issued once in each calendar year.

No further options may be granted after 11 April, 2018.

(D)	Exercise price

The exercise price may not be less than an amount equal to 80 per cent. of the average of the middle market quotations of a Cadbury plc Ordinary Share, as derived from the Official List, for each of the dealing days in the week preceding the date of the invitation to apply for the option.

(E)	Savings contract

As a condition of the grant of an option, an eligible employee must agree to make monthly savings towards the exercise price; these savings will be paid into a bank account. The maximum monthly contribution is the local currency equivalent of £250.

(F)	Individual limit

The maximum number of Cadbury plc Ordinary Shares that may be acquired by a participant under the 2008 Asia Pacific Plan is 20,000.

(G)	Exercise of options

Unless the participant has elected to terminate his contributions, options will be exercised on the date selected by the Committee at the time of grant, which date may be no earlier than the first anniversary of the invitation date.

If the amount in the participant’s savings account is insufficient to enable the option to be exercised in full, the participant may make further contributions to the account.

(H)	Termination of employment

Unless the Committee determines otherwise, a participant’s options will lapse if he ceases to be employed within the Cadbury plc Group. If the option does not lapse, it will remain exercisable on the normal exercise date to the extent of the savings made at the date of termination.

(I)	Change of control etc

The exercise of options will also be permitted in the event of a change of control, a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding up of Cadbury plc. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent. of the shareowners of the acquiring company are the same as the shareowners of Cadbury plc before the change of control and participants are offered replacement options, the Committee may decide that unvested options may not be exercised.

(J)	Variation in certain jurisdictions

In certain jurisdictions, where there would be difficulties in implementing a plan requiring participants to make savings contributions, options are granted to eligible employees without the obligation to make such contributions. On exercise, Cadbury plc (or the employing company) will provide the necessary funds to fund the exercise price and then be reimbursed from the sale proceeds of some or all of the shares.

The Cadbury plc 2008 US Employees Share Option Plan (the “US Plan”)

(A)	Operation

The US Plan will be operated and administered in accordance with the requirements of an “employee stock purchase plan” within the meaning of section 423 of the Code.

(B)	Eligibility

Any employee of a participating employer is eligible to participate in the US Plan. A participating employer is any US subsidiary of Cadbury plc which has agreed to participate in the US Plan.

(C)	Options

Options will entitle the holder to acquire American depositary shares (“CADSs”) representing Cadbury plc Ordinary Shares. Options may be satisfied by the issue of new Cadbury plc Ordinary Shares, the transfer of Cadbury plc Ordinary Shares held in treasury or the purchase of Cadbury plc Ordinary Shares in the market.

Options will be personal to the participant and may not be transferred except that the participant may designate the person who may exercise his options in the event of his death. No payment will be required for the grant of an option.

(D)	Timing

Options may be granted during the six weeks following the announcement, or publication, of the Cadbury plc results for any period and at other times determined by the Committee to be exceptional.

No further options may be granted after 11 April, 2018.

(E)	Exercise price

The exercise price may not be less than an amount equal to 85 per cent. of the market value of a CADS on the date of grant or the exercise date, whichever is the lower. The market value of a CADS on any date is the closing price as reported on the New York Stock Exchange on the preceding business day.

(F)	Contributions

Unless the Committee determines otherwise, the exercise price of an option must be funded by regular deductions from pay, subject to a maximum limit determined by the Committee and applicable to all participants. Contributions are, as the Committee determines, either paid into an interest bearing account with a financial institution or retained by Cadbury plc or the participating employer pending the exercise of the option.

(G)	Exercise of options

Options will normally be exercisable in whole on the exercise date (or dates) determined by the Committee at the date of grant. The exercise date may not be more than 27 months after the grant date if the exercise price is set by reference to the market value of a CADS on the grant date. If the exercise price is set by reference to the lower of the market value of a CADS on the grant date and the exercise date, the exercise date may not be more than five years from the grant date.

Unless the participant has elected to withdraw from the US Plan, options are exercised automatically on the exercise date to the maximum possible using the amount credited to the participant from his savings.

(H)	Termination of employment

If the participant dies, his savings will be used to exercise his option to the maximum extent possible on the next exercise date. If a participant ceases to be employed by Cadbury plc or the US subsidiary for any other reason, his options will lapse unless the Committee determines otherwise.

(I)	Change of control etc

The exercise of options will also be permitted in the event of a change of control, a scheme of arrangement under section 899 of the Companies Act 2006 or a voluntary winding up of Cadbury plc. In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company or another company. If, immediately following the change of control, not less than 75 per cent. of the shareowners of the acquiring company are the same as the shareowners of Cadbury plc before the change of control and the participants are offered replacement options, the Committee may decide that unvested options may not be exercised.

The Cadbury plc 2008 Americas Employees Share Option Plan (the “Americas Plan”)

The Americas Plan will be established for the benefit of employees of any subsidiary of Cadbury plc working in North, Central or South America other than the US. The terms of the Americas Plan are substantially identical to those of the US Plan save that it has not been designed to qualify as an “employee stock purchase plan” within the meaning of section 423 of the Code.

The Choices 2008 Share Incentive Plan (the “2008 SIP”)

(A)	Constitution

The 2008 SIP will be constituted by a trust deed. Trustees who are otherwise eligible to do so will be permitted to participate in the 2008 SIP.

(B)	Operation of the Plan

On any occasion on which the Committee decides to operate the 2008 SIP, it may be operated on one or more of the following bases:

(i)	as a Free Plan;

(ii)	as a Partnership Plan; and

(iii)	as a Matching Plan.

(C)	Free Plan

The employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase Cadbury plc Ordinary Shares which will then be allocated to the eligible employees. The maximum individual allocation of Cadbury plc Ordinary Shares under the Free Plan (“Free Shares”) in any tax year will be the limit from time to time specified by the Income Tax (Earnings and Pensions) Act 2003 (currently, £3,000).

Any allocation of Free Shares must be made on similar terms; however, the allocation can be linked to such individual, team, divisional or corporate performance as the Committee may decide. The performance targets set for each unit must be broadly comparable and must not contain any features which have the effect of concentrating the awards on directors or higher-paid employees.

Free Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Committee may decide. If a participant ceases to be employed within the Cadbury plc Group, his Free Shares must be withdrawn from the trust. If the shares are withdrawn from the trust before the end of the five-year period, the participant may incur an income tax and national insurance liability.

If the participant ceases to be employed within the minimum three-year period (or within such shorter period as the Committee may decide) otherwise than in certain specified circumstances such as redundancy or disability, the Committee may provide that his Free Shares will be forfeited.

(D)	Partnership Plan

Under the Partnership Plan, an eligible employee may enter into an agreement with Cadbury plc to allocate part of his pre-tax salary each year to subscribe for and/or purchase Cadbury plc Ordinary Shares (“Partnership Shares”). The maximum allocation may not exceed that from time to time permitted by the Income Tax (Earnings and Pensions) Act 2003 (currently, £1,500). The agreement may provide for the Partnership Shares to be bought within 30 days of the day on which the deduction is made. Alternatively, the agreement may provide for the deductions to be accumulated for a period (not exceeding 12 months) and for the Partnership Shares to be bought within 30 days of the end of that period.

A participant may withdraw his Partnership Shares at any time and must do so on ceasing to be employed within the Cadbury plc Group but, if he does so before the Partnership Shares have been held in the trust for five years, he may incur an income tax and national insurance liability.

(E)	Matching Plan

If the Committee decides to operate the Partnership Plan in any period, it may also decide to operate the Matching Plan in the same period. Under the Matching Plan, the employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase Cadbury plc Ordinary Shares (“Matching Shares”) which will then be allocated to the eligible employees who have purchased Partnership Shares up to the maximum from time to time permitted by the Income Tax (Earnings and Pensions) Act 2003 (currently, 2:1).

Matching Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Committee may decide. If a participant ceases to be employed within the Cadbury plc Group, his Matching Shares must be withdrawn from the trust. If the shares are withdrawn from the trust before the end of the five-year period, the participant may incur an income tax and national insurance liability.

If the participant ceases to be employed within the minimum three-year period (or within such shorter period as the Committee may decide) other than for a specified reason such as redundancy or disability or withdraws his Partnership Shares from the trust before the end of the minimum three-year period, the Committee may provide that his Matching Shares will be forfeited.

(F)	Eligibility

All UK resident employees of Cadbury plc and its participating subsidiaries who have not less than 12 months’ continuous service (or such shorter period as the Committee may decide) must be eligible to participate in the 2008 SIP. Other employees may be eligible to participate in the 2008 SIP at the Committee’s discretion.

(G)	Subscription price

The subscription price of any Free or Matching Shares issued will be determined by the Committee. The subscription price for Partnership Shares will be the market value at the date of subscription or, if there is an accumulation period, the market value at the start of the period, if lower.

(H)	Dividends

The Committee may provide that any dividends paid on the Free, Partnership or Matching Shares will either be paid to the participants or re-invested in the purchase of additional Cadbury plc Ordinary Shares to be held in the 2008 SIP for a period of three years.

(I)	Voting rights

The Committee may provide that the voting rights attributable to the Cadbury plc Ordinary Shares of a participant may not be exercised while the shares are held in trust. Alternatively, the participant may be allowed to direct the trustees how to exercise those voting rights. The trustees will not, however, exercise the voting rights attributable to the Cadbury plc Ordinary Shares held in the trust except in accordance with the participant’s instructions.

(J)	Change of control, reorganisations etc

In the event of a general offer being made to the shareowners or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf.

The Cadbury plc 2008 Irish Employee Share Scheme (the “ESS”)

(A)	Constitution

The ESS will be constituted by a trust deed. Trustees who are otherwise eligible to do so will be permitted to participate in the ESS.

(B)	Eligibility

All Irish resident employees of Cadbury plc and its participating subsidiaries who have not less than three years’ continuous service (or such shorter period, if any, as the Committee may decide) must be eligible to participate in the ESS in any year in which it is operated. Other employees may be eligible to participate in the ESS at the Committee’s discretion.

(C)	Individual limit

No employee may be allocated Cadbury plc Ordinary Shares in any year under the ESS which, in value, exceed €12,700 or, if lower, the maximum permitted by the Irish Taxes Consolidation Act, 1997.

(D)	Operation of the ESS

On any occasion on which the Committee decides to operate the ESS, it will decide the allocation basis, that is to say, the manner in which eligible employees may participate, the amount of funds that may be made available to the ESS by the participating employers, the basis on which those funds will be made available and the allocation amongst the participants of the Cadbury plc Ordinary Shares acquired with the contributions.

The ESS sets out different bases of allocations which can be used at the discretion of the Committee. Shares can be acquired from company contributions and from employees’ salary foregone funds.

The trustees will apply the amounts received by them in acquiring Cadbury plc Ordinary Shares for allocation amongst the participants. The trustees (as directed by the Committee) will acquire the shares, either by purchase in the market or by the subscription of new shares.

Ordinary shares allocated to a participant will be held by the trustees for a minimum period of two years from the date on which they are allocated, or for such lesser period as may be allowed by the Irish Taxes Consolidation Act 1997, during which period they may not be sold or dealt in except on the death of the participant, the attainment of pensionable age (as defined in section 2 of the Irish Social Welfare (Consolidation) Act 2005 or the termination of employment by reason of injury, disability or redundancy.

Shares must be held within the ESS for three years in order to be released to participants free of income tax.

(E)	Subscription price

The subscription price of any Cadbury plc Ordinary Shares issued will be determined by the Committee but may not be less that the average of the middle market quotations of a Cadbury plc Ordinary Share, as derived from the Official List, for such five consecutive dealing days falling within the period of 30 days prior to the date of allocation as the Committee may decide.

(F)	Dividends

While a participant’s shares remain held by the trustees, he will receive any dividends paid on those shares.

(G)	Voting rights

The participant may direct the trustees how to exercise the voting rights attaching to his shares while they are held in trust. The trustees will not exercise those voting rights except in accordance with the participant’s instructions.

(H)	Change of control, reorganisations etc

In the event of a general offer being made to the shareowners or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf.

9.	DPS Share Schemes

New plans

Prior to the Demerger Effective Time, DPS intends to adopt the following plans: the DPS Omnibus Stock Incentive Plan of 2008 (the “Stock Incentive Plan), the DPS Annual Cash Incentive Plan (the “Cash Incentive Plan”) and the DPS Employee Stock Purchase Plan (the “ESPP”).

A.	Stock Incentive Plan

Prior to the Demerger Effective Time, DPS intends to adopt the Stock Incentive Plan of 2008, which will allow DPS to reward employees, non-employee directors and consultants by enabling them to acquire DPS Shares. The following is a summary of the expected terms of the Stock Incentive Plan, which is qualified in its entirety to meet the provisions of the Stock Incentive Plan that may be approved by the Cadbury Schweppes share incentive committee.

DPS Shares available for awards

The maximum number of DPS Shares available for issuance under the Stock Incentive Plan will be 9 million. In the discretion of the DPS compensation committee, 2 million shares of DPS common stock may be granted in the form of incentive stock options. If any shares covered by an award are cancelled, forfeited, terminated, expire unexercised or are settled through issuance of consideration other than shares of DPS common stock (including, without limitation, cash), these shares will again become available for award under the Stock Incentive Plan.

Eligibility

Awards may be made under the Stock Incentive Plan to any employee of the company or its subsidiaries, or any of DPS’s non-employee directors or consultants. Because participation and the types of awards under the Stock Incentive Plan are subject to the discretion of DPS’s compensation committee, the number of participants in the plan and the benefits or amounts that will be received by any participant or groups of participants, if the Stock Incentive Plan is approved, are not currently determinable.

Administration

Prior to the Demerger Effective Time, the Remuneration Committee of the Board will administer the Stock Incentive Plan. After Demerger Effective Time, DPS’s compensation committee will administer the Stock Incentive Plan. Subject to the terms of the Stock Incentive Plan, the administrator of the plan may select participants to receive awards, determine the types of awards and the terms and conditions of awards, interpret provisions of the plan and make all factual and legal determinations regarding the plan and any award agreements.

Types of awards

The Stock Incentive Plan provides for grants of stock options (which may consist of incentive stock options or non-qualified stock options), stock appreciation rights, stock awards (which may consist of restricted stock and restricted stock unit awards) or performance awards. The terms of the awards will be embodied in an award agreement and awards may be granted singly, in combination or in tandem. All or part of an award may be subject to such terms and conditions established by the DPS compensation committee, including, but not limited to, continuous service with the company and its subsidiaries, achievement of specific business objectives and attainment of performance goals. No award may be repriced without shareowner approval.

•	Stock options and stock appreciation rights

The Stock Incentive Plan permits the granting of stock options to purchase shares of common stock and stock appreciation rights. The exercise price of each stock option and stock appreciation right may not be less than the fair market value of a DPS Share on the date of grant. The term of each stock option or stock appreciation right will be set by the DPS compensation committee and may not exceed ten years from the date of grant. The DPS compensation committee will determine the date each stock option or stock appreciation right may be exercised and the period of time, if any, after retirement, death, disability or other termination of employment during which stock options or stock appreciation rights may be exercised. In general, a grantee may pay the exercise price of an option in cash or shares of common stock. The DPS compensation committee may allow the grantee to exercise an option by means of a cashless exercise.

•	Stock awards

The Stock Incentive Plan permits the granting of stock awards. Stock awards that are not performance awards will be restricted for a minimum period of three years from the date of grant; provided, however, that the DPS compensation committee may provide for earlier vesting following an employee’s termination of employment for death, disability or retirement or upon a change of control or other specified events. The three-year restricted period does not apply to stock awards that are granted in lieu of salary or bonus or to replace awards forfeited in connection with the separation. Vesting of the stock awards may occur incrementally over the three-year restricted period.

•	Performance awards

The Stock Incentive Plan permits the granting of performance awards. Performance awards will be restricted for a minimum period of one year from the date of grant; provided, however, the DPS compensation committee may provide for earlier vesting following an employee’s termination of employment for death, disability or retirement or upon a change of control or other specified events. The DPS compensation committee will determine the terms, conditions and limitations applicable to the performance awards and set the performance goals in its discretion. The performance goals will determine the value and amount of performance awards that will be paid to participants and the portion of an award that may be exercised to the extent such performance goals are met. Performance awards may be designed by the DPS compensation committee to qualify as performance-based  compensation under Section 162(m) of the Code (“Section 162(m)”) but are not required to qualify under Section 162(m). For purposes of Section 162(m), performance goals will be designated by the DPS compensation committee and will be based upon one or more of the following performance goal measures:

•	revenue and income measures (including those relating to revenue, gross margin, income from operations, net income, net sales and earnings per share);

•	expense measures (including those relating to costs of goods sold, selling, general and administrative expenses and overhead costs);

•	operating measures (including those relating to volume, margin, productivity and market share);

•	cash flow measures (including those relating to net cash flow from operating activities and working capital);

•	liquidity measures (including those relating to earnings before or after the effect of certain items such as interest, taxes, depreciation and amortisation, and free cash flow);

•	leverage measures (including those relating to debt-to-equity ratio and net debt);

•	market measures (including those relating to stock price, total shareholder return and market capitalisation measures);

•	return measures (including those relating to return on equity, return on assets and return on invested capital);

•	corporate value measures (including those relating to compliance, safety, environmental and personnel matters); and

•	other measures such as those relating to acquisitions, dispositions or customer satisfaction.

Any performance criteria selected by the DPS compensation committee may be used to measure DPS performance as a whole or the performance of any of its segments, and may be measured for the company alone or relative to a peer group or index.

Awards to Non-Employee Directors

The DPS compensation committee may grant non-employee directors one or more awards and establish the terms of the award in the applicable award agreement. No award will confer upon any director any right to serve as a director for any period of time or to continue at any rate of compensation.

Award payments

Awards may be paid in cash, common stock or a combination of cash and common stock. At the discretion of the DPS compensation committee, the payment of awards may also be deferred, subject to compliance with Section 409A of the Code. In addition, in the discretion of the DPS compensation committee, rights to dividends or dividend equivalents may be extended to any shares of common stock or units denominated in shares of common stock.

Adjustments

If any changes in shares of common stock resulting from stock splits, stock dividends, reorganisations, re-capitalisations, any merger or consolidation of the company, or any other event that affects the DPS capitalisation occurs, the terms of any outstanding awards and the number of shares of common stock issuable under the Stock Incentive Plan may be adjusted in order to prevent enlargement or dilution of the benefits or potential benefits intended to be made available under the Stock Incentive Plan.

Section 162(m) of the Code

Section 162(m) limits DPS to an annual deduction for federal income tax purposes of US$1,000,000 for compensation paid to covered employees. Performance-based compensation is excluded from this limitation. The Stock Incentive Plan is designed to permit the DPS compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).

Assignability

No award under the stock incentive plan is assignable or otherwise transferable, unless otherwise determined by the DPS compensation committee.

Amendment, modification and termination

The Stock Incentive Plan will terminate automatically ten years after its effective date, which will be the date of the completion of the Demerger. The DPS Board or the DPS compensation committee may amend, modify, suspend or terminate the Stock Incentive Plan, to the extent that no such action will materially adversely affect the rights of a participant holding an outstanding award under the Stock Incentive Plan without such participant’s consent, and no such action will be taken without shareowner approval, to the extent shareowner approval is legally required.

Federal Income Tax Consequences of Awards

•	Incentive Stock Options

The grant of an incentive stock option under the Stock Incentive Plan will not be a taxable event for the grantee or the company. A grantee will not recognise taxable income upon exercise of an incentive stock option, except that the alternative minimum tax may apply, and any gain realised upon a disposition of shares of common stock received pursuant to the exercise of an incentive stock option will be taxed as long-term capital gain if the grantee holds the shares for at least two years after the date of grant and for one year after the date of exercise, or the applicable capital gains holding period requirement. DPS will not be entitled to any tax deduction with respect to the exercise of an incentive stock option, except as discussed below.

For the exercise of a stock option to qualify for the foregoing tax treatment, the grantee generally must be an employee of the company from the date the stock option is granted up to a date within three months before the date of exercise of the stock option.

If all of the foregoing requirements are met, except the applicable capital gains holding period requirement discussed above, the grantee will recognise ordinary income upon the disposition of the shares in an amount generally equal to the excess of the fair market value of the shares at the time the stock option was exercised over the stock option exercise price, but not in excess of the gain realised on the sale. The balance of the realised gain, if any, will be short-term or long-term capital gain. DPS will be allowed a tax deduction to the extent the grantee recognises ordinary income, subject to compliance with Section 162(m) and to certain tax reporting requirements.

•	Non-qualified stock options

The grant of a non-qualified stock option under the Stock Incentive Plan will not be a taxable event for the grantee or the company. Upon exercising a non-qualified stock option, a grantee will recognise ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified stock option, the grantee will have taxable capital gain or loss, measured by the difference between the amount realised on the disposition and the tax basis of the shares, generally, the amount paid for the shares plus the amount treated as ordinary income at the time the stock option was exercised. If DPS complies with applicable reporting requirements and with the restrictions of Section 162(m), DPS will be entitled to a tax deduction in the same amount and generally at the same time as the grantee recognises ordinary income.

•	Stock appreciation rights

There are no immediate tax consequences of receiving an award of stock appreciation rights under the Stock Incentive Plan. Upon exercising a stock appreciation right, a grantee will recognise ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. If DPS complies with applicable reporting requirements and with the restrictions of Section 162(m), DPS will be entitled to a tax deduction in the same amount and generally at the same time as the grantee recognises ordinary income.

•	Restricted stock

A grantee who is awarded restricted stock under the Stock Incentive Plan will not recognise any taxable income for federal income tax purposes in the year of the award, provided that the shares are non-transferable and subject to a substantial risk of forfeiture. However, the grantee may elect under Section 83(b) of the Code to recognise ordinary income in the year of the award in an amount equal to the fair market value of the shares on the date of the award, less the purchase price, if any, determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the shares on the date the restrictions lapse, less the purchase price, if any, will be treated as ordinary income to the grantee and will be taxable in the year the restrictions lapse. DPS will be entitled to a tax deduction in the same amount and generally at the same time as the grantee recognises ordinary income.

•	Restricted stock units

A grantee who is awarded a restricted stock unit under the Stock Incentive Plan will not recognise any taxable income for federal income tax purposes and the company will not be entitled to a tax deduction, in each case at that time. When the restricted stock unit award vests and shares are transferred to the grantee, the grantee will recognise ordinary income in an amount equal to the fair market value of the transferred shares at such time less any cash consideration which the grantee paid for the shares, and the company will be entitled to a corresponding deduction. Any gain or loss realised upon the grantee’s sale or exchange of the shares will be treated as long-term or short-term capital gain or loss. The grantee’s basis for the shares will be the amount recognised as taxable compensation plus any cash consideration which the grantee paid for the shares. The grantee’s holding period for the shares will begin on the day after the date the shares are transferred to the grantee.

•	Performance awards

The grant of a performance award under the Stock Incentive Plan will not be a taxable event for the company. The payment of the award is taxable to a grantee as ordinary income. If DPS complies with applicable reporting requirements and with the restrictions of Section 162(m), DPS will be entitled to a tax deduction in the same amount and generally at the same time as the grantee recognises ordinary income.

B.	Cash Incentive Plan

Prior to the Demerger Effective Time, DPS intends to adopt the Cash Incentive Plan, which will allow DPS to reward employees by enabling them to receive performance-based cash compensation. The following is a summary of the expected terms of the Cash Incentive Plan, which is qualified in its entirety to the provisions of the Cash Incentive Plan that may be approved by the Company.

Eligibility

Awards may be made under the Cash Incentive Plan to any employee of the company or its subsidiaries, in the discretion of the DPS compensation committee. Because participation and the types of awards under the Cash Incentive Plan are subject to the discretion of the DPS compensation committee, the number of participants in the plan and the benefits or amounts that will be received by any participant, or groups of participants, if the plan is approved, are not currently determinable.

Administration

Prior to the Demerger Effective Time, the remuneration committee of the Board of Cadbury Schweppes will administer the Cash Incentive Plan. After the Demerger Effective Time, the DPS compensation committee will administer the Cash Incentive Plan. Subject to the terms of the Cash Incentive Plan, the administrator of the plan may select participants to receive awards, determine the terms and conditions of awards, interpret provisions of the plan and make factual and legal determinations regarding the plan and any award agreements.

Awards

The terms of the cash awards will be embodied in an award agreement. All or part of an award may be subject to such terms and conditions established by the DPS compensation committee, including, but not limited to, continuous service with the company and its subsidiaries and the attainment of performance goals. For purposes of Section 162(m), performance goals for the performance-based awards will be designated by the DPS compensation committee and will be based upon one or more of the performance goals set forth under “Stock Incentive Plan of 2008 — Types of Awards — Performance Awards.”

The DPS compensation committee will determine the terms, conditions and limitations applicable to the awards. With respect to individuals participating in the Cash Incentive Plan for 2008, the weighting of the performance goals will be based 60 per cent. on DPS’s underlying operating profit and 40 per cent. on DPS’s net sales value in 2008. The maximum annual award that may be made to any participant under the Cash Incentive Plan may not exceed US$5,000,000.

Award payments

Awards will be paid in cash.  At the discretion of the DPS compensation committee, the payment of awards may also be deferred, subject to compliance with Section 409A of the Code.

Adjustments

If, during a performance period, any merger, consolidation, acquisition, separation, reorganisation, liquidation or any other event occurs which has the effect of distorting the applicable performance measures, the performance goals may be adjusted or modified to the extent permitted by Section 162(m) in order to prevent enlargement or dilution of the benefits or potential benefits intended to be made available under the Cash Incentive Plan.

Section 162(m) of the Code.

The incentive plan is designed to permit the DPS compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).

Assignability

No award under the Cash Incentive Plan is assignable or otherwise transferable, unless otherwise determined by the DPS compensation committee.

Amendment, modification and termination

The Cash Incentive Plan will terminate automatically ten years after its effective date, which will be the date of the Demerger. The DPS board or the DPS compensation committee may amend, modify, suspend or terminate the Cash Incentive Plan, to the extent that no such action will materially adversely affect the rights of a participant entitled to an award under the incentive plan without such participant’s consent, and no such action will be taken without shareowner approval, to the extent shareowner approval is legally required.

C.	ESPP

Prior to the Demerger Effective Time, DPS intends to adopt the ESPP that provides for the purchase of shares of DPS common stock by eligible employees. The following is a summary of the expected terms of the ESPP, which is qualified in its entirety to meet the provisions of the ESPP that may be approved by the Cadbury Schweppes share incentive committee.

Reserved shares available for purchase

Subject to adjustment, the maximum number of shares available for purchase under the ESPP is 2.25 million.

Eligibility

Eligible employees may include certain employees of the company or its subsidiaries that meet certain requirements defined by the DPS compensation committee (excluding otherwise eligible employees whose participation in the ESPP would cause them to own common stock equaling 5 per cent. or more of the combined voting power or value of all classes of the DPS stock).

Participation

Participation in the ESPP will be voluntary and dependent upon each eligible employee’s election to contribute a portion of his or her compensation to an ESPP account, subject to limits set forth in the Internal Revenue Code.

Administration

The DPS compensation committee will administer the ESPP. Subject to the terms of the ESPP, the DPS compensation committee will have the authority to interpret provisions of the plan and make all factual and legal determinations regarding the plan.

Stock purchases

At the determination of the DPS compensation committee, subject to limits set forth in the Internal Revenue Code, shares of DPS common stock may be purchased on the last business day of the purchase period at between 85 per cent. to 100 per cent. of the fair market value of the common stock on any of (1) the first business day of the purchase period, (2) the last business day of the purchase period or (3) the lower of the first or last business day of the purchase period, as determined by our compensation committee. The DPS compensation committee may specify the maximum number of shares of common stock that each participant may purchase during any purchase period. A “purchase period” shall be the 12-month period commencing on each 1 January, or such other period as may be determined by the DPS compensation committee not to exceed 27 months.

Withdrawal of participation/termination of employment

A participant may elect to cease participation in the ESPP at any time and withdraw all contributions credited to his or her ESPP account. If a participant’s employment with DPS terminates for any reason, the participant will automatically cease to participate in the ESPP and DPS will refund all contributions credited to his or her ESPP account without interest.

Adjustments

If, during a purchase period, any changes in shares of common stock resulting from stock splits, stock dividends, reorganisations, recapitalisations, any merger or consolidation of the company, or any other event that affects DPS’s capitalisation occurs, the right to purchase shares during any purchase period, the maximum number and price of the shares of common stock that may be purchased and the number of shares authorised under the ESPP may be adjusted in order to prevent enlargement or dilution of the benefits or potential benefits intended to be made available under the ESPP.

Amendment and Termination

The DPS board or the DPS compensation committee may amend, modify, suspend or terminate the ESPP; provided, however, that no such action will be taken without shareowner approval, to the extent shareowner approval is legally required.

Federal Income Tax Consequences of Awards.

The ESPP is intended to qualify as an “Employee Stock Purchase Plan” under section 423 of the Code (“section 423”). Under section 423, a participant who purchases common stock through the ESPP will not recognise any income at the time of the purchase for the difference between the fair market value of the common stock at the time of purchase and the purchase price. If a participant disposes of common stock purchased through the ESPP two or more years after the first day of the purchase period or one year or more after the date the purchase right is exercised, whichever is later, the participant will recognise ordinary income equal to the lesser of (1) the amount by which the fair market value of the common stock when purchased exceeds the purchase price, and (2) the amount, if any, by which the common stock’s fair market value at the time of disposition exceeds the purchase price. The participant’s tax basis in the common stock will be increased by the amount recognised as ordinary income and any further gain recognised on the disposition will be treated as long-term capital gain or loss. In general, DPS will not be entitled to a tax deduction with respect to the disposition of common stock described in this paragraph.

If the participant disposes of shares of common stock acquired under the ESPP within two years after the first day of the purchase right period or within one year after the date the purchase right is exercised, whichever is later, the participant will recognise ordinary income, and DPS will be entitled to a tax deduction in an amount equal to the excess of the fair market value of the common stock on the last day of the purchase right period over the purchase price of the common stock under the ESPP. The participant’s tax basis in the common stock will be increased by the amount recognised as ordinary income. In addition, upon disposition of the common stock, the participant will recognise ordinary income or loss equal to the difference between the price at which the common stock is disposed of and the cost basis of the common stock, as so increased. DPS will be entitled to any tax deduction with respect to the amount recognised by the participant as ordinary income.

10.	Pensions

United Kingdom

As part of the Demerger process the Company requested that the trustees of the largest plans, which are in the UK (representing approximately 80 per cent. of the Group’s pension liabilities post-Demerger), bring forward the 2008 actuarial valuation to provide a funding position to coincide with the Demerger. By bringing forward the valuation process, the Company has been able to quantify and understand its current pension liabilities and agree the cash funding necessary until April 2010. The results of the valuation have indicated a fully funded position for the largest UK plan on ongoing prudent actuarial assumptions when taking into account additional scheduled payments made in 2007. In addition, at the year end, a surplus of assets of more than 10 per cent. of liabilities was indicated on the accounting measure (“IAS 19”) which is based on best estimate assumptions. No additional pension contributions are proposed to be made as a result of the Proposals.

The UK Pensions Regulator has been informed of the effects of the Scheme and Demerger.

In preparation for the Demerger:

United States

Plans that were offered to employees of the Americas Beverages and Continuing Group businesses have been split and similar arrangements have been put in place in the Americas Beverages business. Assets have been shared between the newly established plans in accordance with applicable US law. The funding of the arrangements based on the IAS 19 principles (adjusted to an accrued benefits only basis) are that the Americas Beverages plans are funded above 95 per cent. of liabilities while the Continuing Group’s plans are fully funded as of the financial year ended 31 December, 2007. US plans that were specific to each entity will be retained on a company specific basis.

Canada and Mexico

As plans have been administered on a company specific basis, plans will be retained by each entity with effect from the Demerger Effective Time.

11.	Summary of principal differences between the Cadbury Schweppes Articles of Association and the Cadbury plc Articles

Articles which duplicate statutory provisions

Provisions in the current Articles of Association which replicate provisions contained in the Companies Act 2006 are in the main to be removed in the Cadbury plc Articles. This is in line with the approach advocated by the Government that statutory provisions should not be duplicated in a company’s constitution. Certain examples of such provisions include provisions as to the form of resolutions, the variation of class rights, the requirement to keep accounting records and provisions regarding the period of notice required to convene general meetings. The main changes made to reflect this approach are detailed below.

Form of resolution

The current Articles of Association contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. This provision is being removed as the concept of extraordinary resolutions has not been retained under the Companies Act 2006. Further, the remainder of the provision is reflected in full in the Companies Act 2006.

The current Articles of Association enable members to act by written resolution. Under the Companies Act 2006 public companies can no longer pass written resolutions. These provisions have therefore been removed in the Cadbury plc Articles.

Convening general meetings

The provisions in the current Articles of Association dealing with the convening of general meetings and the length of notice required to convene general meetings are being removed in the Cadbury plc Articles because the relevant matters are provided for in the Companies Act 2006. In particular a general meeting to consider a special resolution can be convened on 14 days’ notice whereas previously 21 days’ notice was required and the chairman of a general meeting of Cadbury plc will not have a casting vote.

Votes of members

Under the Companies Act 2006 proxies are entitled to vote on a show of hands whereas under the current Articles of Association proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006 so that the articles cannot provide that they should be received more than 48 hours before the meeting or in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. The Cadbury plc Articles give the directors discretion, when calculating time limits, to exclude weekend and bank holidays. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareowner. The Cadbury plc Articles reflect all of these new provisions.

Age of directors on appointment

The current Articles of Association contain a provision requiring a director’s age to be disclosed if he has attained the age of 70 years or more in the notice convening a meeting at which the director is proposed to be elected or re-elected. Such provision could now fall foul of the Employment Equality (Age) Regulations 2006 and so has been removed from the Cadbury plc Articles.

Conflicts of interest

The Companies Act 2006 sets out directors’ general duties which largely codify the existing law but with some changes. Under the Companies Act 2006, from 1 October, 2008 a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the company’s interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The Companies Act 2006 allows directors of public companies to authorise conflicts and potential conflicts, where appropriate, where the articles of association contain a provision to this effect. The Companies Act 2006 also allows the articles of association to contain other provisions for dealing with directors’ conflicts of interest to avoid a breach of duty. The Cadbury plc Articles give the directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when directors decide whether to authorise a conflict or potential conflict. First, only directors who have no interest in the matter being considered will be able to take the relevant decision, and secondly, in taking the decision the directors must act in a way they consider, in good faith, will be most likely to promote the company’s success. The directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is also proposed that the Cadbury plc Articles should contain provisions relating to confidential information, attendance at board meetings and availability of board papers to protect a director from being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the directors. It is the Board’s intention to report annually on the Company’s procedures for ensuring that the Board’s powers to authorise conflicts are operated effectively.

Notice of board meetings

Under the current Articles of Association, when a director is abroad he can request that notice of directors’ meetings are sent to him at a specified address and if he does not do so he is not entitled to receive notice while he is away. This provision has been removed, as modern communications mean that there may be no particular obstacle to giving notice to a director who is abroad.

Records to be kept

The provision in the current Articles of Association requiring the Board to keep accounting records has been removed as this requirement is contained in the Companies Act 2006.

Distribution of assets otherwise than in cash

The current Articles of Association contain provisions dealing with the distribution of assets in kind in the event of the Company going into liquidation. These provisions have generally been removed in the Cadbury plc Articles (excepting the details included in relation to the Cadbury plc Beverage Shares; the Cadbury plc Deferred Shares; and the Redeemable Preference Shares) on the grounds that a provision about the powers of liquidators is a matter for insolvency law rather than the articles and that the Insolvency Act 1986 confers powers on the liquidator which would enable it to do what is envisaged by the current Articles of Association.

Electronic and web communications

Provisions of the Companies Act 2006 which came into force in January 2007 enable companies to communicate with members by electronic and/or website communications. Before the company can communicate with a member by means of website communication, the relevant member must be asked individually by the company to agree that the company may send or supply documents or information to him by means of a website, and the company must either have received a positive response or have received no response within the period of 28 days beginning with the date on which the request was sent. The company will notify the member (either in writing, or by other permitted means) when a relevant document or information is placed on the website and a member can always request a hard copy version of the document or information.

Share rights

Cadbury plc Beverage Shares

In relation to the Cadbury plc Beverage Shares, if the Cadbury plc Reduction of Capital becomes effective by the Demerger Long Stop Date, the Cadbury plc Beverage Shares shall be cancelled and each holder of a Cadbury plc Beverage Share will be entitled to receive 12 DPS Shares for every 36 Cadbury plc Beverage Shares that they hold at the Cadbury plc Reduction of Capital Record Time.

If the Cadbury plc Reduction of Capital has not become effective and the Cadbury plc Beverage Shares have not been cancelled by the Demerger Long Stop Date, the Cadbury plc Beverage Shares shall be reclassified as Cadbury plc Ordinary shares such reclassification to be deemed effective upon Admission of such Cadbury plc Ordinary Shares.

In relation to the other share rights attaching to the Cadbury plc Beverage Shares there are no rights to dividends or other distributions, no rights to transfer the Cadbury plc Beverage Shares and, unless a resolution to vary the rights of Cadbury plc Beverage Shares is proposed, the holders have no right to receive notice of or attend any general meeting. On a return of capital on a winding up or otherwise the holders of the Cadbury plc Beverage Shares shall be entitled to the surplus assets attributable to Cadbury plc’s direct or indirect interest in DPS remaining after payment of the liabilities of Cadbury plc attributed to its direct or indirect interest in DPS. Such assets shall be distributed among the holders of the Cadbury plc Beverage Shares in proportion to the amount paid up or credited as paid up on each Cadbury plc Beverage Share.

Cadbury plc Deferred Shares

The Cadbury plc Deferred Shares shall not be entitled to any dividends or distributions in respect of such shares, the Cadbury plc Board may decline to register any transfer of the Cadbury plc Deferred Shares, and the holders have no right to receive notice of or attend any general meeting unless a resolution is proposed to wind up Cadbury plc, or a resolution is proposed which varies the rights attaching to the shares.

On a winding up the amount that would be otherwise distributed to holders of the Cadbury plc Deferred Shares out of the surplus assets shall be limited to the nominal value of each Cadbury Deferred Share they hold which shall be paid only after the holders of any and all other classes of share in the capital of Cadbury plc have received the nominal value of those shares or any capital entitled specified in respect of the relevant shares at that time.

Redeemable Preference Shares

In relation to the Redeemable Preference Shares each holder shall be entitled, in priority to all other classes of shares in issue from time to time, to be paid out of the profits of Cadbury plc available for distribution a cumulative dividend for each Redeemable Preference Share, payable on 31 December annually, at a rate per annum equal to 1 per cent. of its paid up nominal value (pro rata temporis, in the case of a period of less than a year and provided that no such dividend shall be payable in respect of any period ending on or prior to 31 May, 2008).

The shares carry no votes, and a holder shall have no right to receive notice of, attend, speak or vote at any general meeting unless a resolution is to be proposed to wind up the company or a resolution is proposed which varies, modifies, alters or abrogates the rights attaching to the Redeemable Preference Shares.

The Redeemable Preference Shares, subject to the provisions of the legislation, are redeemable 100 years from its date of issue or at any time prior thereto at the option of Cadbury plc. The holder of a Redeemable Preference Share which is subject to redemption shall surrender to the company on or before the date for redemption the share certificate for such Redeemable Preference Share in order that it may be cancelled and upon cancellation the company shall pay to the holder the nominal value of such Redeemable Preference Share together with any arrears, deficiency or accruals of any dividend, such arrears, deficiency or accruals to be calculated to the date of such redemption and to be payable whether or not such dividend has been declared or earned and shares so redeemed shall be cancelled and Cadbury plc shall not be entitled to re-issue the same.

On a winding up or a reduction of capital or otherwise (other than on conversion, redemption or purchase of shares or a capitalisation issue), each Redeemable Preference Share shall confer on the holder of that Redeemable Preference Share the right, before repayment of the capital paid up on other classes of share capital, to repayment of the nominal amount paid up on the Redeemable Preference Share together with any arrears, deficiency or accruals of any dividend, such arrears, deficiency or accruals to be calculated to the date of the return of capital and to be payable whether or not such dividend has been declared or earned. The Redeemable Preference Shares shall not confer any further right to participate in the surplus assets of the company.

12.	Litigation and other proceedings

The Continuing Group

Save as disclosed below, the Continuing Group is not, nor has been, engaged in any governmental, legal or arbitration proceedings (including, so far as the Company is aware, any such proceedings which are pending or threatened) during the 12 months preceding the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Continuing Group.

Americas Confectionery

•	Cadbury Adams USA LLC (“Cadbury Adams”) is the defendant in an action brought by Wm. Wrigley Jr. Company (“Wrigley”) alleging infringement by certain Cadbury Adams gum products of Wrigley’s US patent relating to gums with specific cooling compounds. Wrigley has asserted damages in excess of US$50 million including interest and costs (and enhanced damages for wilful infringement) if Wrigley prevails on patent infringement and validity. Cadbury Adams has asserted counterclaims and is vigorously defending this action. Cadbury Adams filed a motion for summary judgment of invalidity of the asserted claim 34 of Wrigley’s ’233 Patent on 15 June, 2007.

•	Cadbury Stani S.A.I.C. (which was formally known as, Productos Stani Sociedad Anónima Industrial y Commercial) (“Cadbury Stani”) is the defendant in an action brought by The Topps Company, Inc. (“Topps”) claiming unauthorised use by Cadbury Stani of alleged Topps specialised technology. Topps seeks damages in excess of US$200m plus interest. The grant of Cadbury Stani’s motion for summary judgment dismissing many of Topps’ claims is pending appeal. Cadbury Stani has argued that the Court of Appeals should confirm the lower court’s decision dismissing Topps’ substantive claims in this case.

•	The Canadian Competition Bureau has commenced an investigation in respect of alleged price-fixing activities among the four largest chocolate confectionery companies operating in Canada (including the Group) and a large Canadian confectionery distributor. A number of civil class actions have also been filed against the four manufacturers and the distributor in most of the Canadian provinces. In each action, the plaintiffs allege violations by the defendants of the Competition Act and various torts and they claim damages and other relief on behalf of purchasers of chocolate in Canada during the general period from January 2000 to the present. To date, the Group is aware of ten class actions that have been commenced in nine of the ten provinces. In the first Ontario class action, the plaintiffs seek general damages of C$200 million, punitive damages of C$20 million and other relief on behalf of a national class of purchasers (excluding purchasers in Quebec and British Columbia). In the second Ontario class action, the plaintiff has named an entity in the DPS Group and seeks general damages of C$50 million, punitive damages of C$5 million and other relief on behalf of a national class of purchasers. In the Quebec class action, the plaintiff seeks general damages of C$15 million, punitive damages of C$5 million and other relief on behalf of a class of Quebec purchasers only. In the Saskatchewan class action, the plaintiff seeks general damages of C$200 million, unspecified punitive damages and other relief on behalf of a class of Saskatchewan purchasers only. The remaining class actions in British Columbia, Alberta, Nova Scotia, New Brunswick and Newfoundland do not specify an amount of damages, and the Group has not yet been able to obtain a copy of the pleadings in Manitoba. The Continuing Group’s potential liability in relation to these matters is not quantifiable at this stage.

•	As at 13 March, 2008 (being the latest practicable date prior to the publication of this document), a number of civil class action suits had also been filed against Nestlé, Mars, Hershey and the Group in various US federal district courts and one state court. The plaintiffs allege anti-trust violations by the defendants of the US Sherman Act and the US Clayton Act (among other statutes) and claim damages and other relief on behalf of purchasers of chocolate in the United States from January 2002 to the present. The actions do not specify an amount of damages.

BIMA

•	In the second half of 2006, a significant over-statement of the financial position of Cadbury Nigeria was discovered and investigations are being conducted by the Nigerian Securities and Exchange Commission and the Economic and Financial Crimes Commission into the over-statement. The potential quantum of the Continuing Group’s liabilities in relation to these investigations is unquantifiable at this stage but the Directors do not believe it will be material. A £23 million charge was recognised in the audited consolidated financial statements of Cadbury Schweppes plc for financial year 2006 in this regard and a £15 million impairment of the goodwill held in respect of Cadbury Nigeria was recorded as at 31 December, 2006.

Asia-Pacific

•	In December 2006, Cadbury Schweppes Pty Ltd. filed a statement of claim in the Federal Court of Australia against Amcor Limited and Amcor Packaging (Australia) Pty Ltd. claiming compensation for financial losses it has incurred as a result of Amcor’s involvement in anti-competitive arrangements in breach of the Trade Practices Act 1974. Amcor Limited and Amcor Packaging (Australia) Pty Ltd. have filed defences and cross-claimed against certain companies in the Visy group (“Visy”). Visy has filed its defence against the cross-claim. As at 13 March, 2008 (being the latest practicable date before publication of this document) the parties are currently working through orders for discovery and other interlocutory steps. No trial date has been fixed, but the court has indicated that a trial date in mid 2008 is likely. The claim is complex and specific quantum is difficult to assess at this time, but the claim as filed is in the order of AU$100 million.

Americas Beverages

Save as disclosed below, no member of the DPS Group is, or has been, engaged in any governmental, legal or arbitration proceedings (including, so far as the Company is aware, any such proceedings which are pending or threatened) during the 12 months preceding the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of Americas Beverages.

•	In 2004, Snapple Beverage Corp. and several affiliated entities of Snapple Beverage Corp., including Snapple Distributors, Inc., were sued in the United States District Court, Southern District of New York, by 57 area route distributors for alleged price discrimination, breach of contract, retaliation, tortious interference and breach of the implied duty of good faith and fair dealing arising out of their respective area route distributor agreements. Each plaintiff sought damages in excess of US$225 million. The plaintiffs initially filed the case as a class action but withdrew their class certification motion. They are proceeding as individual plaintiffs but the cases have been consolidated for discovery and procedural purposes. On 14 September, 2007, the court granted the Group’s motion for summary judgment, dismissing the plaintiff’s federal claims of price discrimination and dismissing, without prejudice, the plaintiff’s remaining claims under state law. The plaintiffs have filed a notice to appeal the decision and may decide to re-file the state law claims in state court. The Group believes it has meritorious defences with respect to the appeal and will defend itself vigorously. However, there is no assurance that the outcome of the appeal, or any trial, if claims are re-filed, will be in the DPS Group’s favour.

•	In 2007, Snapple Beverage Corp. was sued by Stacy Holk, in New Jersey Superior Court, Monmouth County, and by Hernant Mehta in the US District Court, Southern District of New York. The plaintiffs filed the case as a class action. The plaintiffs allege that Snapple’s labelling of certain of its drinks is misleading and/or deceptive. The plaintiffs seek unspecified damages on behalf of the class, including enjoining Snapple from various labelling practices, disgorging profits, reimbursing of monies paid for product and treble damages. The Mehta case in New York has since been dropped by the plaintiff. However, the attorneys in the Holk, New Jersey case and a new plaintiff, Evan Weiner, have since filed a new action in New York substantially similar to the New Jersey action. In each case, the Group has filed motions to dismiss the plaintiff’s claims on a variety of grounds. The Group believes it has meritorious defences to the claims asserted and will defend itself vigorously. However, there is no assurance that the outcome of the Group’s motions or of the trial will be in its favour. The potential quantum of DPS’s liabilities in relation to these claims is unquantifiable at this stage.

•	In 2007, Seven Up/RC Bottling Company Inc. (a member of the DPS Group) was sued by Nicolas Steele and, in a separate action by Robert Jones, in the Superior Court in the State of California (Orange County), alleging that its subsidiary failed to provide meal and rest periods and itemised wage statements in accordance with applicable California wage and hour law. The cases have been filed as class actions. The classes, which have not yet been certified, consist of all the employees of one of the Group’s Americas Beverages’ subsidiaries who have held merchandiser or delivery driver positions in southern California in the past three years. The potential class size could be substantially higher, due to the number of individuals who have held these positions over the three-year period. On behalf of the classes, the plaintiff claims lost wages, waiting time penalties and other penalties for each violation of the statute. The Group believes it has meritorious defences to the claims asserted and will defend itself vigorously. However, there is no assurance that the outcome of this matter will be in its favour. The potential quantum of the DPS’s liabilities in relation to these claims is unquantifiable at this stage.

The Group has been requested to conduct an audit of its meal and rest periods for all non-exempt employees in California at the direction of the California Department of Labor. As at 13 March, 2008 (being the latest practicable date prior to the publication of this document), the Group has declined to conduct such an audit until there is judicial clarification of the intent of the statute. The Group cannot predict the outcome of such an audit.

•	On 1 June, 2007, the Company settled a lawsuit brought in 1999 by certain stockholders of Dr Pepper Bottling Company of Texas, Inc. (formerly Dr Pepper Holdings, Inc.) for US$47 million, which included US$15 million of interest to the shareowners seeking appraisal on the basis of the fair value per share determined by the court. The case involved a claim by certain former minority shareowners of Dr Pepper Holdings, Inc. that the purchase price paid to acquire their shares as part of the merger of Dr Pepper Holdings, Inc. and DPSUBG was inadequate and that the parties to the transaction breached their fiduciary duties or otherwise aided and abetted an illegal act. On 17 May, 2007, the court denied the claims of breach of fiduciary duty and determined fair value of the stock as US$32.31 per share. On 1 June, 2007, in order to settle the action, Dr Pepper Bottling Company of Texas (formerly Dr Pepper Holdings, Inc.) paid US$47 million (including US$15 million of interest) to the shareowners seeking appraisal on the basis of the fair value per share determined by the court. Dr Pepper Bottling Co. of Texas has filed a motion to reopen the court’s decision on the basis that the court overstated, because of a clerical error, the stock value by US$2.27 per share. The court has acknowledged the clerical error but the impact of the settlement agreement on the judge’s ability to correct the error is currently uncertain.

13.	Material Contracts

The Continuing Group

Save as disclosed below, no material contract (other than contracts entered into in the ordinary course of business) has been entered into by the Continuing Group within the two years immediately preceding the date of this document and no other contract (other than contracts entered into in the ordinary course of business) entered into by the Continuing Group contains any provision under which the Continuing Group has any obligation or entitlement which is material to the Continuing Group as at the date of this document:

•	An amended and restated sale and purchase agreement dated 30 January, 2006 (further to a binding offer dated 21 November, 2005) between Cadbury Schweppes plc and certain other entities in the Cadbury Schweppes group as sellers (the “Sellers”) and a consortium acting on behalf of funds managed by Blackstone Group International and Lion Capital LLP as purchasers (the “Purchasers”), pursuant to which the Purchasers agreed to purchase shares of certain Cadbury Schweppes entities (the “Target Group”) and certain assets comprising the European beverages business for a consideration of €1.85 billion (£1.26 billion) in cash.

Deed of Tax Covenant dated 2 February, 2006 between certain Sellers and the Purchasers (the “Deed of Tax Covenant”).

The sale and purchase was completed on 2 February, 2006, on which date certain Sellers and the Purchasers entered into the Deed of Tax Covenant pursuant to which such Sellers covenanted to pay to the Purchasers (subject to various exceptions and limitations which are considered normal) an amount equal to tax liabilities of the Target Group that arise in respect of pre-completion events or in respect of income, profits or gains which were earned, accrued or received on or before completion of the sale and purchase. The Deed of Tax Covenant also contains a covenant to pay in respect of certain secondary tax liabilities arising in the Target Group, as well as a covenant to pay an amount equal to any liability of the Target Group to make payments of any national insurance contributions or any wage, payroll or social security tax (or equivalent tax) arising as a result of the exercise of any employee share options that were granted before completion and which became exercisable as a consequence of completion of the sale and purchase.

The sale and purchase agreement contains warranties and indemnities, and the Deed of Tax Covenant contains provisions, which are considered normal for a transaction of this nature. The time limits for making claims under non-tax and non-environmental warranties expired 18 months from the date of completion. Claims under tax warranties or under the Deed of Tax Covenant can be made until seven years from the date of completion, and claims under environmental warranties can be made until three years from the date of completion.

•	The Sale and Purchase Agreement dated 6 June, 2007 between Greencastle Drinks Limited and the Amram family relating to the acquisition of Intergum, a Turkish gum business, for a consideration of US$450 million in cash and assumed debt.

The contract for the purchase by Greencastle Drinks Limited of 100 per cent. of the issued share capital of Intergum Gida and associated companies completed (following approval from the Turkish Competition Board) on 31 August, 2007. Upon completion, the purchaser paid the vendors US$315 million (being the price of US$450 million minus US$85 million estimated net debt and minus the retention of US$50 million paid into escrow) and paid an additional US$50 million into escrow.

The price is subject to a dollar for dollar adjustment if and to the extent that (a) the actual net debt of the target companies at completion was greater or less than estimated; and (b) the working capital of the target companies was less than US$11 million or greater than US$15 million, as determined by reference to completion accounts to be agreed between the parties or decided by an expert.

The escrow amount is to be released to the vendors in three instalments over a period of 18 months, subject to amounts being withheld or paid out to the purchaser in respect of agreed completion accounts adjustments and disputed or agreed warranty, indemnity or other claims under the agreement.

In connection with the acquisition, Greencastle Drinks Limited gave an undertaking to the Turkish Competition Board (TCB) to procure that Cadbury Kent enter into a perpetual exclusive licence with a third party acceptable to the TCB for the use of the Nazar trademark in connection with sugarless chewing gum in the Turkish market within ten months of completion and cease production and sale of gum under the Nazar brand throughout the world.

•	Demerger Agreements.

Prior to the Demerger Effective Time, Cadbury plc and Cadbury Schweppes will enter into a number of commercial agreements with DPS in relation to the Demerger. It is intended that the following Demerger Agreements will be entered into:

(a)	Separation Agreement;

(b)	Transition Services Agreement;

(c)	Employee Matters Agreement; and

(d)	Tax-Sharing and Indemnification Agreement.

Please see Part IV of this document for a summary of the key terms and conditions of these agreements.

Americas Beverages

Save as disclosed below, no material contract (other than contracts entered into in the ordinary course of business) has been entered into by Americas Beverages within the two years immediately preceding the date of this document and no other contract (other than contracts entered into in the ordinary course of business) entered into by Americas Beverages contains any provision under which the Americas Beverages has any obligation or entitlement which is material to Americas Beverages as at the date of this document:

•	The Sale and Purchase Agreement (the “Carlyle Agreement”) dated 25 April, 2006 between Lineup, Inc. (“Lineup”) and Carlyle Bottling, L.L.C. (“Carlyle”) and related agreements in connection with the acquisition of the 55 per cent. of the shares in Dr Pepper/Seven Up Bottling Group (“DPSUBG”) not previously held by the Group from Carlyle and management for US$370 million. In connection with this acquisition, the Group assumed US$633 million of third party net debt.

Under the Carlyle Agreement, Lineup, a wholly-owned subsidiary of Cadbury Schweppes Investments B.V. (“CSIBV”), agreed to purchase from Carlyle 2,670,050 shares of common stock, par value US$0.01 per share, of DPSUBG for US$333,756,250 (US$125 per share). Lineup indemnified Carlyle and each of its directors in respect of all liabilities arising from acts or circumstances occurring on or before the date of the Carlyle Agreement in any way relating to DPSUBG and any third party claim arising out of the transactions contemplated by the Carlyle Agreement. For a period of six years after completion, Lineup will cause DPSUBG to indemnify each past or present Carlyle-appointed director of DPSUBG in respect of any claim or proceeding to which any such Carlyle director is or may become a party by virtue of acting in that capacity.

Cadbury Schweppes plc unconditionally guaranteed the due and punctual payment and performance by Lineup of its obligations and liabilities under the Carlyle Agreement.

Upon completion, Lineup merged with and into DPSUBG and all shares of outstanding stock of DPSUBG not held at that time by Lineup were converted into the right to receive a cash amount equal to US$125 per share. DPSUBG thus became a wholly-owned subsidiary of CSIBV and succeeded to the obligations of Lineup set out above.

DPSUBG’s principal operations are the bottling and distribution of beverages produced by the DPS Group’s Beverage Concentrates and Finished Goods operating segments and certain beverages produced by third parties, all in North America. The Group acquired DPSUBG to strengthen the route-to-market of its North American beverages business.

•	Demerger Agreements.

Prior to the Demerger Effective Time, DPS will enter into a number of commercial agreements with Cadbury plc and Cadbury Schweppes in relation to the Demerger. It is intended that the following Demerger Agreements will be entered into:

(a)	Separation Agreement;

(b)	Transition Services Agreement;

(c)	Employee Matters Agreement; and

(d)	Tax-Sharing and Indemnification Agreement.

Please see Part IV of this document for a summary of the key terms and conditions of these agreements.

•	Financing arrangements

A.	Credit Agreement

DPS has obtained financing pursuant to the terms of a credit agreement (the “Credit Agreement”), made between DPS as borrower (“Borrower”), the lenders (“Lenders”) and the issuing banks who are parties thereto, JPMorgan Chase Bank, N.A., as administrative Agent (“Administrative Agent”), Bank of America, N.A., as syndication Agent (“Syndication Agent”), Goldman Sachs Credit Partners L.P., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, as documentation agents (together with the Administrative Agent and the Syndication Agent, the “Agents”), and J.P. Morgan Securities Inc. and Banc of America Securities LLC, as joint lead arrangers (the “Lead Arrangers”) under which the Lenders agree to provide a US$1.9 billion term loan commitment (the “Term Loan”) and aggregate US$500 million revolving credit facility (the “Revolving Facility” and, together with the Term Loan, the “Facilities”) to the DPS Group. The Credit Agreement also provides for short-term borrowings known as swingline loans to be provided from time to time not to exceed an aggregate principal amount of up to US$25 million, and up to US$75 million to be made available to the Borrower by way of letters of credit, subject in each case to availability under the Revolving Facility. The Facilities will be guaranteed by all material subsidiaries of the Borrower that are organised under any jurisdiction in the United States, subject to certain exceptions. The Borrower covenants to use the proceeds of the Facilities to consummate the Proposals in a manner consistent in all material respects with the Information Statement and the contractual documentation concerning the Demerger, including retaining at least US$100 million in unrestricted cash on its consolidated balance sheet for working capital and general corporate purposes.

Loans made under the Credit Agreement will bear interest at a floating rate per annum based upon the London interbank offered rate for dollars (“LIBOR”) or JPMorgan Chase Bank’s prime rate (“ABR”) (each, a “Type”), in each case plus a rate (the “Applicable Rate”) which varies, based upon the Borrower’s debt ratings, from 1.00 per cent. to 2.50 per cent. in the case of LIBOR loans and 0.00 per cent. to 1.50 per cent. in the case of ABR loans. Interest is to be paid the last day of each March, June, September and December with respect to any ABR loan, and the last day of the interest period (but no less often than quarterly) in the case of any LIBOR loan. The Borrower may elect to convert borrowings from one Type to the other. The Borrower will pay each Revolving Facility lender a commitment fee on its unused commitment initially equal to 0.30 per cent. per annum (subject to adjustment based on the Borrower’s debt ratings), and will pay a participation fee equal to the Applicable Rate for LIBOR loans to the Revolving Facility lenders with respect to participations in letters of credit.

The final repayment date for the Term Loan and the Revolving Facility (and termination of the Revolving Facility commitments) is the fifth anniversary of the funding date. Loans under the Facilities are prepayable at par at any time at the Borrower’s option, in whole or in part, plus accrued and unpaid interest and breakage costs. Loans under the Revolving Credit Facility are revolving in nature and the Term Loan amortises at the rates set forth in the Credit Agreement.

The Credit Agreement contains certain warranties and representations given by the Borrower with respect to itself and its subsidiaries, some of which must be true at each of the signing date, the funding date and the date of the Demerger, and some of which must be true at each borrowing. The Credit Agreement provides that the Borrower must ensure the ratio of consolidated total debt to consolidated EBITDA does not exceed certain ratios throughout various periods (3.75 to 1 for the initial funding date through 30 June, 2009; 3.50 to 1 for 1 July, 2009 through 31 December, 2009; 3.25 to 1 for 1 January, 2010 to 31 December, 2010; and 3.00 to 1 from 1 January, 2011 until the maturity date). The Borrower must also ensure that the ratio of consolidated EBITDA to consolidated cash interest expense (each as defined in the Credit Agreement) for any four fiscal quarter period ending on or after 30 June, 2008 is not less than 3.25 to 1.

The Credit Agreement includes covenants to provide to each Lender and the Administrative Agent the Borrower’s audited annual and unaudited quarterly consolidated balance sheet and related statements, as well as certificates from the financial officer (as defined in the Credit Agreement) as to whether a default (as defined in the Credit Agreement) has occurred. The Borrower covenants to give written notice of any default and any action, suit or proceeding against the Borrower that could reasonably be expected to have a material adverse effect. There are other customary affirmative covenants such as compliance with laws, maintenance of existence, payment of taxes, etc.

There are restrictions on the ability of the Borrower and its subsidiaries to incur debt, create liens, make or hold investments, enter into mergers or sales of all or substantially all assets, enter into transactions with affiliates or enter into agreements restricting subsidiaries’ ability to make distributions. These covenants are subject to exceptions agreed between the Borrower and the Agents.

A breach of any of these representations, warranties or covenants, the failure by the Borrower to pay any amount due, and certain other events including default under other material debt and any insolvency event, may constitute an event of default, with the result that the Administrative Agent may terminate the commitments and declare the loans then outstanding due and payable. The Credit Agreement contains other customary events of default.

The Credit Agreement documentation contains provisions that allow the Lead Arrangers and the Agents to increase the interest rates or yield of the loans, add collateral, reallocate up to US$500 million between the Term Loan and the Bridge Loan (as defined in paragraph B below) (and vice versa) and modify certain other terms and aspects of the Facilities, in each case within agreed upon limits.

B.	Bridge Loan Agreement

DPS has obtained financing pursuant to the terms of a bridge loan agreement (the “Bridge Loan Agreement”), made between DPS as borrower (“Borrower”), the lenders (“Lenders”) and the issuing banks who are parties thereto, JPMorgan Chase Bank, N.A., as administrative agent (“Administrative Agent”), Bank of America, N.A., as syndication agent (“Syndication Agent”), Goldman Sachs Credit Partners L.P., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, as documentation agents (together with the Administrative Agent and the Syndication Agent, the “Agents”), and J.P. Morgan Securities Inc. and Bank of America Securities LLC, as lead arrangers (the “Lead Arrangers”) under which the Lenders agree to provide a US$2.0 billion bridge term loan commitment (the “Bridge Loan”) to the Borrower. The Bridge Loan will be guaranteed by all material subsidiaries of the Borrower that are organised under any jurisdiction in the United States, subject to certain exceptions. The Borrower covenants to use the proceeds of the Bridge Loan to consummate the Proposals in a manner consistent in all material respects with the Information Statement and the contractual documentation concerning the Demerger including retaining at least US$100 million in unrestricted cash on its consolidated balance sheet for working capital and general corporate purposes.

The Bridge Loan will bear interest at a floating rate per annum based upon LIBOR or ABR, in each case plus a rate which may vary, based upon the Borrower’s debt ratings, from 1.00 per cent. to 2.50 per cent. in the case of LIBOR loans and 0.00 per cent. to 1.50 per cent. in the case of ABR loans. Interest is to be paid the last day of each March, June, September and December with respect to any ABR loan, and on the last day of the interest period (but no less often than quarterly) in the case of any LIBOR loan. The Borrower may elect to convert borrowings from one Type to the other.

The final repayment date for the Bridge Loan is 364 days after the signing date and it is repayable in full on such date. The Borrower must prepay the Bridge Loan with the net cash proceeds from the issuance or incurrence of any debt by the Borrower or its subsidiaries, the issuance of any equity by the Borrower or the disposition of any assets by the Borrower or its subsidiaries, in each case subject to certain customary exceptions. The Bridge Loan is prepayable at par at any time at the Borrower’s option, in whole or in part, plus accrued and unpaid interest and breakage costs.

The Bridge Loan Agreement contains warranties and representations, affirmative and negative covenants and events of default substantially similar to those contained in the Credit Agreement, subject in each case to such variations as are customary for a bridge loan facility.

The Bridge Loan Agreement documentation contains provisions that allow the Lead Arrangers and the Agents to increase the interest rates or yield of the loans, add collateral, reallocate up to US$500 million between the Term Loan and the Bridge Loan (and vice versa) and modify certain other terms and aspects of the Facilities, in each case within agreed upon limits.

The Borrower currently intends, subject to prevailing market conditions, to replace all or a portion of the financing available under the Bridge Loan Agreement (prior to or after the funding thereof) with the proceeds of the issuance of one or more series of notes and/or an alternative term loan facility. These notes and/or the alternative term loan facility would have terms that would differ from those contemplated for the Bridge Loan, including longer maturities, non-call periods and higher interest rates.

The DPS Group may only draw down under the Facility Agreements if certain conditions precedent are satisfied. The principal conditions are summarised in Part III — “Risk Factors” in the risk entitled: “The DPS Group may not be able to draw down funds or procure the release of funds from escrow in order to facilitate completion of the Proposals”. If such funding is drawn, it will be paid into escrow pending completion of the Demerger and the satisfaction of various conditions precedent; the principal conditions are summarised in Part III — “Risk Factors” in the risk entitled: “The DPS Group may not be able to draw down funds or procure the release of funds from escrow in order to facilitate completion of the Proposals”.

14.	Working Capital Statement

Cadbury Schweppes is of the opinion that, taking into account the cash balances, bank and other facilities available to it, the Continuing Group has sufficient working capital for its present requirements, that is, for the next 12 months from the date of this document.

15.	Significant Change

The Continuing Group

There has been no significant change in the financial or trading position of the Continuing Group since 31 December, 2007, being the date to which Cadbury Schweppes’ most recent audited financial results have been prepared.

Americas Beverages

There has been no significant change in the financial or trading position of Americas Beverages since 31 December, 2007, being the date to which Cadbury Schweppes’ most recent audited financial results have been prepared and the date to which the financial results for Americas Beverages in Part V of this document have been prepared.

16.	Checklist of information incorporated by reference

Information incorporated		Page number
by reference	Document reference	in this document

Related party transactions	Note 37 to the Company’s financial statements for the year ended 1 January, 2006 found at page 142 of the Company’s 2005 Annual Report and Accounts; Note 37 to the Company’s financial statements for the year ended 31 December, 2006 found at page 170 of the Company’s 2006 Annual Report and Accounts; and Note 37 to the Company’s financial statements for the year ended 31 December, 2007 found at page 136 of the Company’s 2007 Annual Report and Accounts.	148

The above documents have been made public and are available on our website at www.cadburyschweppes.com.

17.	Costs and expenses regarding issue of documentation

All costs and expenses relating to the issue of this document, the Prospectus and the Information Statement and to the negotiation, preparation and implementation of the Scheme and the Demerger will be borne by the Group.

18.	Consents

Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Limited

Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Limited have each given and not withdrawn their respective written consents to the inclusion in this document of the references to their names in the forms and contexts in which they appear.

Deloitte & Touche LLP

Deloitte & Touche LLP has given and has not withdrawn its written consent to the inclusion in this document of its reports on the unaudited pro forma financial information for the Cadbury plc Group and the DPS Group set out in Parts VIII and XI respectively in the form and context in which they appear.

19.	Documents available for inspection

Copies of the following documents may be inspected at the registered office of Cadbury Schweppes at 25 Berkeley Square, London W1J 6HB and at the offices of Slaughter and May, Cadbury Schweppes’ solicitors, at One Bunhill Row, London EC1Y 8YY during normal business hours on any business day (excluding Saturdays, Sundays and public holidays) from the date of this document up to and including the Demerger Effective Time:

(a)	the Memorandum and Articles of Association of Cadbury Schweppes;

(b)	the Memorandum and Articles of Association of Cadbury plc (as currently in force, and as they will be with effect from the Scheme Effective Date);

(c)	DPS Certificate of Incorporation and By-laws;

(d)	the service contracts and letters of appointment of the Directors referred to in paragraph 4 of this Part XIII above;

(e)	the written consent letters referred to in paragraph 18 above;

(f)	the letters from Deloitte & Touche LLP on the unaudited pro forma financial information for the Cadbury plc Group and the DPS Group as set out in Parts VIII and XI of this document respectively;

(g)	the consolidated audited accounts of Cadbury Schweppes for each of the financial years ended 1 January, 2006, 31 December, 2006 and 31 December, 2007;

(h)	the Employee Share Schemes incorporating the proposed amendments;

(i)	the Cadbury plc Share Schemes;

(j)	the DPS Share Schemes;

(k)	the draft Separation Agreement;

(l)	the Prospectus; and

(m)	a copy of this document and the Forms of Proxy.

Dated 19 March, 2008

PART XIV

SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 1988 of 2008
IN THE MATTER OF CADBURY SCHWEPPES PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under section 425 of the Companies Act 1985)

between

CADBURY SCHWEPPES PLC

and

THE SCHEME SHAREHOLDERS
(as hereinafter defined)

PRELIMINARY

(A)	In this scheme of arrangement, references to Clauses are to clauses of this scheme of arrangement and the following expressions shall, unless the context otherwise requires, bear the following meanings:

“Admission”	means admission by the UK Listing Authority of the Cadbury plc Ordinary Shares to listing on the Official List in accordance with the Listing Rules and the admission of the Cadbury plc Ordinary Shares to trading on the main market for listed securities of the London Stock Exchange in accordance with the Admission and Disclosure Standards produced by the London Stock Exchange;

“Admission and Disclosure Standards”	means the requirements contained in the current edition of the publication “Admission and Disclosure Standards” containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s main market for listed securities;

“Americas Beverages”	means the regional beverages operating unit of Cadbury Schweppes, comprising operations in the United States, Canada, Mexico and the Caribbean together with its manufacturing facilities and marketing and distribution networks which is proposed to be demerged in accordance with the Separation Agreement and will be owned by DPS following the Demerger Effective Time;

“business day”	means a day (excluding Saturday or Sunday or a public holiday) on which banks generally are open for business in the City of London for the transaction of normal banking business;

“Cadbury plc”	means Cadbury plc, a public limited company incorporated in England and Wales with registered number 6497379 and whose registered office is at 25 Berkeley Square, London W1J 6HB;

“Cadbury plc Articles”	means the articles of association of Cadbury plc;

“Cadbury plc Beverage Shares”	means the beverage shares of 500 pence each (or such lower nominal value as the Directors may decide prior to the date of the Second Court Hearing) in the capital of Cadbury plc to be allotted and issued pursuant to this Scheme and the Cadbury plc Articles;

“Cadbury plc Board”	means the board of directors of Cadbury plc as constituted from time to time;

“Cadbury plc Ordinary Shares”	means:

(i) prior to the Demerger Effective Time, the ordinary shares of 500 pence each (or such lower nominal value as Cadbury plc may decide in general meeting prior to the date of the Second Court Hearing) in the capital of Cadbury plc to be allotted and issued pursuant to this Scheme and the Cadbury plc Articles; and

(ii) subsequent to the Demerger Effective Time, the ordinary shares of 10 pence each (or such other nominal value as Cadbury plc may decide in general meeting prior to the date of the Second Court Hearing) in the capital of Cadbury plc;

“Cadbury plc Reduction of Capital”	means the proposed reduction of capital of Cadbury plc under sections 135-137 of the Companies Act to be undertaken shortly after the Scheme Effective Date;

“Cadbury plc Registrars”	means Computershare Investor Services PLC;

“Cadbury Schweppes”	means Cadbury Schweppes plc, a public limited company incorporated in England and Wales with registered number 52457 and whose registered office is at 25 Berkeley Square, London W1J 6HB, which, pursuant to this Scheme being implemented, will be re-registered as a private limited company and thereafter known as Cadbury Schweppes Limited;

“Cadbury Schweppes Ordinary Shares”	means the ordinary shares of 12.5 pence each in the capital of Cadbury Schweppes;

“certificated” or “in certificated form”	means, in relation to a share or other security, a share or other security which is not in uncertificated form (that is, not in CREST);

“Companies Act”	means the Companies Act 1985, as amended or re-enacted;

“Court”	means the High Court of Justice of England and Wales;

“Court Meeting”	means the meeting, notice of which is set out in Part XVI of the document of which this Scheme forms part, of the holders of Cadbury Schweppes Ordinary Shares convened for 11 April, 2008 by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve this Scheme, and any adjournment thereof;

“CREST”	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK & Ireland in accordance with the Regulations;

“Demerger Effective Time”	means the time at which the Demerger becomes effective, expected to be at or around 2.30 p.m. (London time) on 7 May, 2008 or such other time as the Final Court Order is registered by the Registrar of Companies;

“Demerger Long Stop Date”	means 7 August, 2008 or such other date as the Cadbury plc Board may determine in its sole discretion;

“DPS”	means Dr Pepper Snapple Group, Inc., a Delaware incorporated company with its principal executive offices at 5301 Legacy Drive, Plano, Texas 75024, USA which from the Demerger Effective Time will own Americas Beverages and be listed on the New York Stock Exchange;

“DPS Shares”	means shares of common stock in DPS;

“Euroclear UK & Ireland”	means Euroclear UK & Ireland Limited;

“Final Court Hearing”	means the hearing at which the Court’s confirmation of the Cadbury plc Reduction of Capital will be sought under sections 135-137 of the Companies Act;

“Final Court Order”	means the order of the Court confirming the Cadbury plc Reduction of Capital under section 137 of the Companies Act;

“First Court Hearing”	means the hearing at which the Court’s sanction of the Scheme will be sought under section 425 of the Companies Act;

“First Court Order”	means the order of the Court sanctioning the Scheme under section 425 of the Companies Act;

“FSA”	means the UK Financial Services Authority;

“FSMA”	means the Financial Services and Markets Act 2000;

“General Meeting”	means the general meeting of Cadbury Schweppes, notice of which is set out in Part XVII of the document of which this Scheme forms part, convened for 11 April, 2008 to consider and, if thought fit, approve this Scheme, and any adjournment thereof;

“New Cadbury Schweppes Ordinary Shares”	means the ordinary shares of Cadbury Schweppes with nominal value of 12.5 pence created following the cancellation of the Scheme Shares which shall be of an equal aggregate nominal amount of the Scheme Shares cancelled;

“New York Stock Exchange”	means the New York Stock Exchange, Inc.;

“Official List”	means the Official List maintained by the UK Listing Authority pursuant to Part IV of FSMA;

“Overseas Shareholder”	means a Scheme Shareholder who is resident in, or a citizen or national of, any jurisdiction outside the United Kingdom;

“penny”, “pence”, “p”, “£” or “sterling”	means the lawful currency of the United Kingdom;

“Register”	means the Cadbury Schweppes register of members;

“Registrar of Companies”	means the Registrar of Companies in England and Wales, within the meaning of the Companies Act;

“Regulations”	means the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended;

“Scheme”	means this scheme of arrangement under section 425 of the Companies Act between the Company and the Scheme Shareholders in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Effective Date”	means the date on which the Second Court Order has been delivered to the Registrar of Companies for registration and is registered by him;

“Scheme Record Time”	means 6.00 p.m. on the date of the Second Court Hearing;

“Scheme Shareholder”	means a holder of Scheme Shares as appearing in the Register at the Scheme Record Time;

“Scheme Shares”	means:

(i) all Cadbury Schweppes Ordinary Shares in issue at the date of the Scheme and remaining in issue at the Scheme Record Time;

(ii) all (if any) additional Cadbury Schweppes Ordinary Shares in issue prior to the Scheme Voting Record Time and remaining in issue at the Scheme Record Time; and

(iii) all (if any) further Cadbury Schweppes Ordinary Shares which may be in issue immediately prior to the Second Court Hearing, on terms that the original or any subsequent holders thereof shall be bound by this Scheme, and remaining in issue at the Scheme Record Time;

“Scheme Voting Record Time”	means 6.00 p.m. on 9 April, 2008 or, if the Court Meeting is adjourned, 6.00 p.m. two days before the time appointed for any adjourned Court Meeting;

“Second Court Hearing”	means the hearing at which the Court’s confirmation of the reduction of capital provided for in sub-clause 1(A) of this Scheme will be sought under section 137 of the Companies Act;

“Second Court Order”	means the order of the Court confirming under section 137 of the Companies Act the reduction of capital provided for in sub-clause 1(A) of this Scheme;

“Separation Agreement”	means the agreement relating to the proposed demerger of Americas Beverages between the Company and, solely for limited sections set forth therein, Cadbury plc and DPS to be entered into prior to the Final Court Hearing;

“UK” or “United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority”	means the FSA acting in its capacity as the competent authority for the purposes of Part VI of FSMA;

“uncertificated form” or “in uncertificated form”	means, in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or other security concerned as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;

“United States”, “US” or “USA”	means the United States of America and its territories and dependencies; and

“US$” or “US dollars”	means the lawful currency for the time being of the United States.

(B)	The authorised share capital of Cadbury Schweppes at the date of this Scheme is £400,000,000 divided into 3,200,000,000 Cadbury Schweppes Ordinary Shares of 12.5 pence each of which as at 13 March, 2008 (being the latest practicable date prior to the publication of this Scheme) 2,111,554,993 Cadbury Schweppes Ordinary Shares had been issued and were credited as fully paid and the remainder were unissued.

(C)	Cadbury plc was incorporated in England and Wales as a public company limited by shares on 7 February, 2008 under the name Cadbury plc.

(D)	The authorised share capital of Cadbury plc at the date of this Scheme is £50,000 divided into two subscriber ordinary shares of £1.00 each and 49,998 redeemable non-voting preference shares of £1.00 each. The two subscriber ordinary shares and 49,998 redeemable non-voting preference shares have been issued and are fully paid.

(E)	In the event that in connection with the Scheme the issue of Cadbury plc Ordinary Shares with a nominal value of 500 pence each, and Cadbury plc Beverage Shares with a nominal value of 500 pence each, would or may, in the reasonable opinion of the directors of Cadbury plc, result in the issue of Cadbury plc’s shares at a discount, Cadbury plc will prior to the date of the Second Court Hearing take steps in accordance with the provisions of its articles of association and the Companies Act to procure that the Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares are issued with a lower nominal value which is, in the reasonable opinion of the directors of Cadbury plc, appropriate to ensure that such Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares are not issued at a discount to their nominal value.

(F)	Cadbury plc and DPS have agreed to appear by counsel at the First Court Hearing and the Second Court Hearing and to undertake to the Court to be bound thereby and to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

1.	Cancellation of Scheme Shares and issue of New Cadbury Schweppes Ordinary Shares

(A)	The issued share capital of Cadbury Schweppes shall be reduced by cancelling and extinguishing all of the Scheme Shares.

(B)	Forthwith and contingently upon the reduction of capital referred to in sub-clause (A) of this Clause 1 taking effect:

(i)	the authorised share capital of Cadbury Schweppes shall be increased to its former amount by the creation of such number of New Cadbury Schweppes Ordinary Shares as shall be equal to the aggregate nominal amount of the Scheme Shares cancelled pursuant to sub-clause (A) of this Clause 1; and

(ii)	Cadbury Schweppes shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full at par the number of New Cadbury Schweppes Ordinary Shares created pursuant to sub-clause (B)(i) of this Clause 1 and shall allot and issue the same, credited as fully paid, to Cadbury plc and/or its nominee(s).

2.	Consideration for cancellation of Scheme Shares and issue of New Cadbury Schweppes Ordinary Shares

(A)	In consideration of the cancellation of the Scheme Shares and the issue of the New Cadbury Schweppes Ordinary Shares to Cadbury plc and/or its nominee(s) pursuant to sub-clause 1(B), Cadbury plc shall, subject to the remaining provisions of this Scheme:

(i)	allot and issue (credited as fully paid) Cadbury plc Ordinary Shares to each holder of Scheme Shares on the basis of 64 Cadbury plc Ordinary Shares for every 100 Scheme Shares held at the Scheme Record Time (as appearing in the Register) provided that no fraction of a Cadbury plc Ordinary Share shall be allotted and issued to any holder, but all fractions to which, but for this proviso, holders would have been entitled shall be aggregated and sold in the market on behalf of such holders as soon as practicable after the Scheme Effective Date and the net proceeds of such sale, shall be paid in cash to such holders entitled thereto in due proportions in accordance with the provisions of Clause 3, rounding downwards to the nearest whole penny or cent. None of Cadbury Schweppes, Cadbury plc or any person acting on behalf of them or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss or damage arising as a result of the timing or terms of any such sale; and

(ii)	allot and issue (credited as fully paid) Cadbury plc Beverage Shares to each holder of Scheme Shares on the basis of 36 Cadbury plc Beverage Shares for every 100 Scheme Shares held at the Scheme Record Time (as appearing in the Register) provided that no fraction of a Cadbury plc Beverage Share shall be allotted and issued to any holder, but all fractions to which, but for this proviso, holders would have been entitled shall be aggregated and held on trust by such person as the directors of Cadbury plc shall procure until such time as they are cancelled pursuant to the Cadbury plc Reduction of Capital. In consideration of this cancellation, such person will receive DPS Shares which Cadbury plc will procure will be sold in the market on behalf of such holders as soon as practicable after the Demerger Effective Time and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon), shall be paid in cash to such holders entitled thereto in due proportions in accordance with the provisions of Clause 3, rounding downwards to the nearest whole penny or cent. None of Cadbury Schweppes, Cadbury plc, DPS or any person acting on behalf of them or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss or damage arising as a result of the timing or terms of any such sale.

(B)	The Cadbury plc Ordinary Shares to be allotted and issued pursuant to sub-clause (A)(i) of this Clause 2 shall rank in full for all dividends or distributions made, paid or declared after the Scheme Effective Date on the ordinary share capital of Cadbury plc.

(C)	The Cadbury plc Beverage Shares to be allotted and issued pursuant to sub-clause (A)(ii) of this Clause 2 shall have no entitlement to dividends or distributions made, paid or declared after the Scheme Effective Date and shall be non-transferable.

(D)	The provisions of sub-clause (A) of this Clause 2 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Overseas Shareholder, Cadbury plc is advised that the allotment and issue of Cadbury plc Ordinary Shares and/or Cadbury plc Beverage Shares pursuant to sub-clause (A) of this Clause 2 would or might infringe the laws of any jurisdiction outside the United Kingdom or would or might require Cadbury plc to obtain any governmental or other consent or to effect any registration, filing or other formality with which, in the opinion of Cadbury plc, it would be unable to comply or which it regards as unduly onerous, then:

(i)	in the case of the allotment and issue of Cadbury plc Ordinary Shares pursuant to sub-clause (A)(i) of this Clause 2, Cadbury plc may in its sole discretion determine that no such Cadbury plc Ordinary Shares shall be allotted and issued to such Overseas Shareholder under sub-clause (A)(i) of this Clause 2 but instead such shares shall be allotted and issued to such person as Cadbury plc may procure, as trustee for such Overseas Shareholder, on terms that they shall, as soon as practicable following the Scheme Effective Date, be sold on behalf of such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid to such Overseas Shareholder in accordance with the provisions of Clause 3. None of Cadbury Schweppes, Cadbury plc or any nominee so appointed or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss or damage arising as a result of the timing or terms of any such sale; or

(ii)	where such Cadbury plc Ordinary Shares have already been allotted and issued pursuant to sub-clause (A)(i) of this Clause 2 (in circumstances where sub-clause D(i) of this Clause 2 does not apply), Cadbury plc may in its sole discretion determine that such Cadbury plc Ordinary Shares shall be sold, and Cadbury plc shall appoint a person to act pursuant to this sub-clause (D)(ii) and such person shall be authorised on behalf of such Overseas Shareholder to procure that any shares in respect of which Cadbury plc has made such determination shall, as soon as practicable following the Scheme Effective Date, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid to such Overseas Shareholder in accordance with the provisions of Clause 3. To give effect to any such sale, the person so appointed shall be authorised on behalf of such Overseas Shareholder to execute and deliver a form of transfer and to give such instructions and to do all such things which he may consider necessary or expedient in connection with such sale. None of Cadbury Schweppes, Cadbury plc or the person so appointed or any broker or agent or any of them shall have any liability (save in the case of fraud) for any loss or damage arising as a result of the timing or terms of any such sale; or

(iii)	in the case of the allotment and issue of Cadbury plc Beverage Shares pursuant to sub-clause (A)(ii) of this Clause 2, Cadbury plc may in its sole discretion determine that no such Cadbury plc Beverage Shares shall be allotted and issued to such Overseas Shareholder under sub-clause (A)(ii) of this Clause 2 but instead such shares shall be allotted and issued to such person as the directors of Cadbury plc may procure, as trustee for such Overseas Shareholder, until such time as they are cancelled pursuant to the Cadbury plc Reduction of Capital. In consideration of this cancellation, such person will be allotted and issued DPS Shares pursuant to the terms of the Cadbury plc Reduction of Capital. As soon as practicable following the Demerger Effective Time, such DPS Shares shall be sold on behalf of such Overseas Shareholder at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid to such Overseas Shareholder in accordance with the provisions of Clause 3. None of Cadbury Schweppes, Cadbury plc, DPS or any nominee so appointed or any broker or agent of any of them shall have any liability (save in the case of fraud) for any loss or damage arising as a result of the timing or terms of any such sale; or

(iv)	where such Cadbury plc Beverage Shares have already been allotted and issued pursuant to sub-clause (A)(ii) of this Clause 2 (in circumstances where sub-clause D(iii) of this Clause 2 does not apply), such Cadbury plc Beverage Shares shall remain in issue until such time as they are cancelled pursuant to the Cadbury plc Reduction of Capital or otherwise. In consideration of this cancellation, such person as the directors of Cadbury plc may procure will be allotted and issued DPS Shares pursuant to the terms of the Cadbury plc Reduction of Capital. Cadbury plc may appoint a person to act pursuant to this sub-clause (D)(iv) and such person shall be authorised on behalf of such Overseas Shareholder to procure that such DPS Shares shall, as soon as practicable following the Demerger Effective Time, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amounts in respect of value added tax or any applicable sales tax payable thereon) shall be paid to such Overseas Shareholder in accordance with the provisions of Clause 3. To give effect to any such sale, the person so appointed shall be authorised on behalf of such Overseas Shareholder to execute and deliver a form of transfer and to give such instructions and to do all such things which he may consider necessary or expedient in connection with such sale. None of Cadbury Schweppes, Cadbury plc, DPS or the person so appointed or any broker or agent or any of them shall have any liability (save in the case of fraud) for any loss or damage arising as a result of the timing or terms of any such sale.

3.	Settlement

(A)	As soon as reasonably practicable after the Scheme Effective Date, Cadbury plc shall allot and issue all the Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares which are required to be allotted and issued, in each case to give effect to this Scheme and to the Scheme Shareholders respectively entitled thereto, such consideration to be settled as set out in this Clause 3, with fractional entitlements to any Cadbury plc Shares being dealt with as set out in Clause 2.

(B)	Settlement of the consideration to be satisfied by the allotment and issue of Cadbury plc Ordinary Shares shall be effected as follows:

(i)	in the case of Scheme Shares which at the Scheme Record Time are in certificated form, Cadbury plc shall deliver to each of the relevant Scheme Shareholders share certificates in respect of their due entitlement to Cadbury plc Ordinary Shares; or

(ii)	in the case of Scheme Shares which at the Scheme Record Time are in uncertificated form, Cadbury plc shall procure that Euroclear UK & Ireland is instructed to credit to the appropriate stock account in CREST of each of the relevant Scheme Shareholders their due entitlement to Cadbury plc Ordinary Shares provided that Cadbury plc may (if, for any reason, it wishes to do so) settle all or part of such consideration in the manner referred to in sub-clause (B)(i) of this Clause 3, in each case, not later than ten business days after the Scheme Effective Date.

(C)	Settlement of the consideration to be satisfied by the allotment and issue of Cadbury plc Beverage Shares shall be effected by Cadbury plc procuring that the Cadbury plc Registrars make the requisite entry into the register of members of Cadbury plc of each of the relevant Scheme

Shareholders in respect of their due entitlement to Cadbury plc Beverage Shares by no later than the Cadbury plc Reduction of Capital Record Time.

(D)	No certificates or documents of title representing the Cadbury plc Beverage Shares shall be issued by Cadbury plc in respect of the issue of any of the Cadbury plc Beverage Shares pursuant to sub-clause 2(A)(ii).

(E)	In the case of Cadbury plc Ordinary Shares to be sold in accordance with sub-clause 2(D)(i) or sub-clause 2(D)(ii):

(i)	where the relevant Scheme Shares at the Scheme Record Time are in certificated form, Cadbury plc shall deliver or procure delivery to each of the relevant Scheme Shareholders cheques and/or warrants for the sums payable to them respectively; or

(ii)	where the relevant Scheme Shares at the Scheme Record Time are in uncertificated form, Cadbury plc shall procure the making of a CREST payment in favour of the relevant Scheme Shareholder’s payment bank in accordance with the CREST payment arrangements in respect of the sums payable provided that Cadbury plc may (if, for any reason, it wishes to do so) make payment of said sums by cheque and/or warrant as aforesaid, in each case, not later than ten business days after such sale.

(F)	In the case of DPS Shares to be sold in accordance with sub-clause 2(D)(iii) or sub-clause 2(D)(iv):

(i)	where the relevant Scheme Shares at the Scheme Record Time are in certificated form, Cadbury plc shall procure delivery to each of the relevant Scheme Shareholders cheques and/or warrants for the sums payable to them respectively; or

(ii)	where the relevant Scheme Shares at the Scheme Record Time are in uncertificated form, Cadbury plc shall procure the making of a CREST payment in favour of the relevant Scheme Shareholder’s payment bank in accordance with the CREST payment arrangements in respect of the sums payable provided that Cadbury plc may (if, for any reason, it wishes to do so) make payment of said sums by cheque and/or warrant as aforesaid, in each case, not later than ten business days after the Demerger Effective Time.

(G)	All deliveries of certificates and/or cheques or warrants required to be made in respect of the Cadbury plc Ordinary Shares made pursuant to this Scheme shall be made by sending the same by first-class post in envelopes addressed to and at the risk of the persons respectively entitled thereto at their respective addresses appearing in the Register at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the Register in respect of that joint holding) or in accordance with any special instructions regarding communications received at the registered office of Cadbury Schweppes prior to the Scheme Record Time.

(H)	If Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares are consolidated or sub-divided or if the nominal value of the Cadbury plc Ordinary Shares or Cadbury plc Beverage Shares is reduced prior to the despatch (in respect of the Cadbury plc Ordinary Shares only) of any certificates or the giving of any instructions in accordance with this Clause 3, the certificates (if appropriate) or instructions shall relate to such Cadbury plc Ordinary Shares or Cadbury plc Beverage Shares as so consolidated, sub-divided and/or reduced.

(I)	None of Cadbury Schweppes, Cadbury plc, any person appointed to act under Clause 2 or any broker or agent of any of them shall be responsible for any loss or delay in transmission of any certificates, cheques or warrants sent in accordance with this Clause 3.

(J)	In respect of Scheme Shareholders with an Australian or UK registered address, all cheques and warrants shall be in sterling (the amount in sterling shall be determined using the best market exchange rates reasonably available) and shall be made payable to the holder (or, in the case of joint holders, to that one of the joint holders whose name stands first in the Register at the Scheme Record Time in respect of that joint holding) or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque or warrant shall be a complete discharge for monies represented thereby.

(K)	Save for Scheme Shareholders with an Australian registered address, all cheques and warrants in favour of Overseas Shareholders shall be in US dollars (the amount in US dollars shall be determined using best market exchange rates reasonably available) and shall be made payable to the holder (or, in the case of joint holders, to that one of the joint holders whose name stands first in the Register at the Scheme Record Time in respect of that joint holding) or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque or warrant shall be a complete discharge for monies represented thereby.

(L)	This Clause 3 shall be subject to any prohibition or condition imposed by law.

4.	Certificates representing Scheme Shares

With effect from and including the Scheme Effective Date:

(i)	all certificates representing holdings of Scheme Shares shall cease to be valid in respect of such holdings. The holders of such shares shall be bound at the request of Cadbury Schweppes or Cadbury plc to deliver such certificates for cancellation to Cadbury Schweppes or Cadbury plc or to any person appointed by Cadbury Schweppes or Cadbury plc to receive the same, unless such certificates have been destroyed on receipt of the share certificates in respect of the Cadbury plc Ordinary Shares to which they are entitled; and

(ii)	Cadbury plc shall procure that Euroclear UK & Ireland is instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

5.	Mandated payments and other instructions

Each mandate in force at the Scheme Record Time relating to the payment of dividends on Scheme Shares, including the Cadbury Schweppes Dividend Reinvestment Plan and each instruction then in force as to notices and other communications from Cadbury Schweppes shall, unless and until varied or revoked, be deemed as from and including the Scheme Effective Date to be a valid and effective mandate or instruction to Cadbury plc in relation to the corresponding Cadbury plc Ordinary Shares to be allotted and issued to Scheme Shareholders pursuant to this Scheme.

6.	Scheme Effective Date

(A)	This Scheme shall not become effective unless the First Court Order has been made and an office copy of the First Court Order shall have been duly delivered to the Registrar of Companies for registration.

(B)	This Scheme shall not be implemented unless both the First Court Order and the Second Court Order have been made and office copies of both the First Court Order and the Second Court Order shall have been duly delivered to the Registrar of Companies for registration and, in the case of the Second Court Order, registered by him.

(C)	Unless this Scheme shall have become effective on or before 2 December, 2008, or such later date, if any, as Cadbury Schweppes and Cadbury plc may agree and the Court may allow, this Scheme shall lapse and shall never become effective.

7.	Reclassification of Cadbury plc Beverage Shares

If the Cadbury plc Reduction of Capital has not become effective and the Cadbury plc Beverage Shares have not been cancelled by the Demerger Long Stop Date, the Cadbury plc Beverage Shares shall be reclassified as Cadbury plc Ordinary Shares, such reclassification to be deemed effective upon Admission of such Cadbury plc Ordinary Shares to the Official List.

8.	Modification

Cadbury Schweppes and Cadbury plc may jointly consent on behalf of all persons concerned to any modification or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

9.	Costs

Cadbury Schweppes is authorised and permitted to pay all the costs and expenses relating to the negotiation, preparation and implementation of this Scheme.

Dated 19 March, 2008

PART XV

DEFINITIONS

The following definitions apply throughout this document and the accompanying Form of Proxy unless the context requires otherwise:

“Admission”	admission by the UK Listing Authority of the Cadbury plc Ordinary Shares to listing on the Official List in accordance with the Listing Rules and the admission of the Cadbury plc Ordinary Shares to trading on the main market for listed securities of the London Stock Exchange in accordance with the Admission and Disclosure Standards produced by the London Stock Exchange;

“Admission and Disclosure Standards”	the requirements contained in the current edition of the publication “Admission and Disclosure Standards” containing, amongst other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange’s main market for listed securities;

“ADR”	American depositary receipt;

“ADR Voting Instruction Card”	the voting instruction card for use by holders of Cadbury Schweppes ADRs for the Court Meeting, General Meeting and AGM;

“AIP” or the “Annual Incentive Plan”	the Annual Incentive Plan where targets are set each year to take account of current business plans and conditions;

“Americas Beverages”	the regional beverages operating unit of Cadbury Schweppes, comprising operations in the United States, Canada, Mexico and the Caribbean together with its manufacturing facilities and marketing and distribution networks; which is proposed to be demerged in accordance with the Separation Agreement and will be owned by DPS following the Demerger Effective Time;

“Americas Confectionery”	the regional operating unit of Cadbury Schweppes which sells gum and candy in North and South America and Mexico;

“Annual General Meeting” or “AGM”	the 2008 annual general meeting of Cadbury Schweppes to be held on 11 April, 2008 at the Brewery, Chiswell Street, London EC1Y 4SD, convened by the notice set out in Part XVIII of this document, and any adjournment thereof;

“Articles of Association”	the articles of association of Cadbury Schweppes;

“Australian dollars”, “AU$” or “A$”	the lawful currency for the time being of Australia;

“Beverage Concentrates”	the beverages concentrates segment of DPS;

“Blue Form of Proxy”	the enclosed blue form of proxy for use at the General Meeting;

“Board”	the board of Directors of Cadbury Schweppes as constituted from time to time;

“Bottling Group”	the bottling group segment of Americas Beverages;

“BSRP” or the “Bonus Share Retention Plan”	the Cadbury Schweppes Bonus Share Retention Plan 2004;

“business day”	a day (excluding Saturday or Sunday or a public holiday) on which banks generally are open for business in the City of London for the transaction of normal banking business;

“C$”	the lawful currency for the time being of Canada;

“Cadbury” or the “Cadbury Business”	the business of the Continuing Group, comprising the Group’s existing worldwide confectionery operations and its beverages business located principally in Australia;

“Cadbury Nigeria”	Cadbury Nigeria plc of Lateef Jakande Road, Agidingbi, PO Box 164, Ikeja, Lagos, Nigeria, a company incorporated in Nigeria;

“Cadbury plc”	Cadbury plc, a public limited company incorporated in England and Wales with registered number 6497379 and whose registered office is at 25 Berkeley Square, London W1J 6HB;

“Cadbury plc ADRs”	American depositary shares issued pursuant to the Cadbury plc Deposit Agreement, each representing four Cadbury plc Ordinary Shares or American depositary receipts evidencing the same, as the context may require;

“Cadbury plc Articles”	the articles of association of Cadbury plc;

“Cadbury plc Beverage Shares”	the beverage shares of 500 pence each (or such lower nominal value as Cadbury plc may decide in general meeting prior to the date of the Second Court Hearing) in the capital of Cadbury plc to be allotted and issued pursuant to the Scheme and the Cadbury plc Articles, representing the holder’s entitlement to shares in DPS if the Demerger becomes effective in accordance with its terms;

“Cadbury plc Beverage Shareowner”	holders of Cadbury plc Beverage Shares;

“Cadbury plc Board” or the “Cadbury plc Directors”	the board of directors of Cadbury plc as constituted from time to time;

“Cadbury plc Deferred Shares”	the deferred shares of £1 each in the capital of Cadbury plc, each a former Subscriber Share of £1 each;

“Cadbury plc Deposit Agreement”	the deposit agreement to be entered into prior to the First Court Hearing between Cadbury plc, the Depositary and the holders of Cadbury plc ADRs to be issued thereunder;

“Cadbury plc General Meeting”	the general meetings of the members of Cadbury plc held on 5 March, 2008 and 11 March, 2008;

“Cadbury plc Group”	Cadbury plc and its subsidiaries (as defined in the Companies Act) from time to time;

“Cadbury plc Ordinary Shareowner”	holders of Cadbury plc Ordinary Shares;

“Cadbury plc Ordinary Shares”	(i) prior to the Demerger Effective Time, the ordinary shares of 500 pence each (or such lower nominal value as Cadbury plc may decide in general meeting prior to the date of the Second Court Hearing) in the capital of Cadbury plc to be allotted and issued pursuant to the Scheme and the Cadbury plc Articles; and

(ii) subsequent to the Demerger Effective Time, the ordinary shares of 10 pence each (or such other nominal value as Cadbury plc may decide in general meeting prior to the date of the Second Court Hearing) in the capital of Cadbury plc;

“Cadbury plc Reduction of Capital”	the proposed reduction of capital of Cadbury plc under sections 135-137 of the Companies Act, details of which are set out in Part II of this document;

“Cadbury plc Reduction of Capital Record Time”	6.00 p.m. on the business day immediately preceding the date on which the order of the Court confirming the Cadbury plc Reduction of Capital is registered by the Registrar of Companies;

“Cadbury plc Register”	the register of members of Cadbury plc;

“Cadbury plc Registrars”	Computershare Investor Services PLC;

“Cadbury plc Share Schemes”	The Cadbury plc 2008 Share Option Plan, The Cadbury plc 2008 Long Term Incentive Plan, The Cadbury plc 2008 Bonus Share Retention Plan, The Cadbury plc 2008 International Share Award Plan, The Cadbury plc 2008 Savings Related Share Option Scheme, The Cadbury plc 2008 Irish Savings Related Share Option Scheme, The Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme, The Cadbury plc 2008 International Savings Related Share Option Scheme, The Cadbury plc 2008 US Employees Share Option Plan, The Cadbury plc 2008 Americas Employees Share Option Plan, The Cadbury plc 2008 Asia Pacific Employee Share Acquisition Plan, The Choices 2008 Share Incentive Plan and The Cadbury plc 2008 Irish Employee Share Scheme;

“Cadbury plc Shares”	the Cadbury plc Ordinary Shares and the Cadbury plc Beverage Shares;

“Cadbury Schweppes” or the “Company”	Cadbury Schweppes plc, a public limited company incorporated in England and Wales with registered number 52457 and whose registered office is at 25 Berkeley Square, London W1J 6HB, which, immediately prior to the Scheme being implemented, will be re-registered as a private limited company and thereafter known as Cadbury Schweppes Limited;

“Cadbury Schweppes ADRs”	American depositary shares issued pursuant to the Deposit Agreement, each representing four Cadbury Schweppes Ordinary Shares or American depositary receipts evidencing the same, as the context may require;

“Cadbury Schweppes Americas Inc.” or “CSAI”	Cadbury Schweppes Americas Inc., a Delaware registered corporation with registered number 5211029 and whose registered office is at 1209 Orange Street, Wilmington, DE 19801, USA;

“Cadbury Schweppes Deferred Share”	the new deferred share in Cadbury Schweppes to be issued and allotted to Cadbury plc prior to the Scheme becoming effective;

“Cadbury Schweppes Final Dividend”	the proposed final dividend of the Company of 10.5 pence per Ordinary Share to be paid on 16 May, 2008;

“Cadbury Schweppes Final Dividend Record Time”	6.00 p.m. on 1 May, 2008;

“Cadbury Schweppes Group” or “Group”	Cadbury Schweppes and its subsidiaries from time to time;

“Cadbury Schweppes Ordinary Shares” or “Ordinary Shares”	the ordinary shares of 12.5 pence each in the capital of Cadbury Schweppes;

“Cadbury Schweppes Reduction of Capital”	the reduction of capital of the Company provided for by the Scheme under sections 135-137 of the Companies Act, details of which are set out in Part II of this document;

“Cash Incentive Plan”	the Dr Pepper Snapple Group, Inc. Annual Cash Incentive Plan;

“Circular”	this Shareowner circular;

“Coca-Cola Enterprises”	Coca-Cola Enterprises, Inc.;

“Code”	the United States Internal Revenue Code of 1986, as amended;

“Companies Act”	the Companies Act 1985, as amended or re-enacted;

“Companies Act 2006”	the Companies Act 2006, as amended or re-enacted;

“Completion”	completion of the Demerger in accordance with the terms of the Separation Agreement;

“Continuing Group”	the Cadbury plc Group as it will exist following the Demerger Effective Time;

“Court”	the High Court of Justice in England and Wales;

“Court Hearings”	the First, Second and Final Court Hearings;

“Court Meeting”	the meeting, notice of which is set out in Part XVI of this document, of the holders of Cadbury Schweppes Ordinary Shares convened for 11 April, 2008 by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Scheme, and any adjournment thereof;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK & Ireland Limited in accordance with the Regulations;

“CREST Manual”	the manual, as amended from time to time, produced by Euroclear UK and Ireland Limited describing the CREST system and supplied by Euroclear UK and Ireland Limited to users and participants thereof;

“CREST Proxy Instruction”	the appropriate CREST message to make a proxy appointment by means of CREST;

“CSD”	carbonated soft drink;

“Demerger”	the proposed demerger of Americas Beverages on the terms and subject to the conditions set out in the Separation Agreement;

“Demerger Agreements”	means the Separation Agreement; the Transition Services Agreement; the Tax-Sharing and Indemnification Agreement; and the Employee Matters Agreement;

“Demerger Effective Time”	the time at which the Demerger becomes effective, expected to be at or around 2.30 p.m. (London time) on 7 May, 2008 or such other time as the Final Court Order is registered by the Registrar of Companies;

“Demerger Long Stop Date”	7 August, 2008 or such other date as the Cadbury plc Board may determine in its sole discretion;

“Deposit Agreement”	the deposit agreement, dated 11 September, 1984 (as amended and restated as of 1 April, 1991) entered into between the Company, the Depositary and the holders of Cadbury Schweppes ADRs issued thereunder;

“Depositary”	the depositary under the Deposit Agreement, which is currently JPMorgan Chase Bank N.A. or the depositary under the Cadbury plc Deposit Agreement (as the context may admit);

“Depositary Record Time”	5.00 p.m. (New York time) on the date of the Second Court Hearing;

“Directors”	the directors of Cadbury Schweppes, whose names are set out in paragraph 3 Part XIII of this document;

“Disclosure Rules and Transparency Rules”	the disclosure rules and transparency rules made by the FSA in exercise of its functions as competent authority pursuant to Part VI of FSMA;

“DPS”	Dr Pepper Snapple Group Inc., a Delaware incorporated company with its principal executive offices at 5301 Legacy Drive, Plano, Texas 75024, USA which, from the Demerger

Effective Time will own Americas Beverages and be listed on the New York Stock Exchange;

“DPS Board”	the board of directors of DPS as constituted from time to time;

“DPS Distribution Agent” or “DPS Registrars”	Computershare Trust Company N.A. of 250 Royall Street, Canton, MA 02021, USA;

“DPS Group”	DPS and its subsidiary undertakings with effect from the Demerger Effective Time;

“DPS Shares”	shares of common stock in DPS;

“DPS Share Schemes”	The Stock Incentive Plan, the Cash Incentive Plan and the ESPP;

“DPSUBG”	Dr Pepper/Seven Up Bottling Group, Inc. of Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, United States, a company incorporated in the United States which was renamed Cadbury Schweppes Bottling Group Inc. on 17 May, 2006;

“Employee Matters Agreement”	the employee matters agreement to be entered into by the Company and, solely for limited sections set forth therein, Cadbury plc, and DPS prior to the Final Court Hearing, a summary of the principal terms of which is contained in Part IV of this document;

“Employee Share Schemes”	the Executive Share Schemes, the Savings Related Share Schemes, The Cadbury Schweppes plc US Employees Share Option Plan 2005, The Cadbury Schweppes plc Americas Employees Share Option Plan 2005, The Choices Share Incentive Plan and The Cadbury Schweppes Irish Employee Share Scheme;

“Employee Trusts”	The Cadbury Schweppes Employee Trust;

“ESPP”	the Dr Pepper Snapple Group, Inc. Employee Stock Purchase Plan;

“Euroclear UK & Ireland”	Euroclear UK & Ireland Limited;

“European Beverages”	the Group’s European and Middle Eastern beverages business which was sold in February 2006;

“Exchange Act”	the US Securities Exchange Act of 1934, as amended;

“Executive Share Schemes”	the LTIP, the BSRP, the ISAP and the Share Option Plans;

“Final Court Hearing”	the hearing at which the Court’s confirmation of the Cadbury plc Reduction of Capital will be sought under section 137 of the Companies Act;

“Final Court Order”	the order of the Court confirming the Cadbury plc Reduction of Capital under section 137 of the Companies Act;

“Finished Goods”	the finished goods segment of DPS;

“First Court Hearing”	the hearing at which the Court’s sanction of the Scheme will be sought under section 425 of the Companies Act;

“First Court Order”	the order of the Court sanctioning the Scheme under section 425 of the Companies Act;

“Forms of Proxy”	the enclosed forms of proxy for use by Shareowners in connection with the Court Meeting, the General Meeting and the AGM;

“FSA”	the UK Financial Services Authority;

“FSMA”	the Financial Services and Markets Act 2000;

“General Meeting”	the general meeting of Cadbury Schweppes to be held on 11 April, 2008 at the Brewery, Chiswell Street, London EC1Y 4SD, convened by the notice set out in Part XVII of this document, and any adjournment thereof;

“Georgeson”	Georgeson, provider of proxy solicitation and information agent services, part of Computershare Investor Services PLC;

“Group Reorganisation”	the proposed reorganisation of the Group to be effected prior to the Demerger Effective Time;

“HMRC”	HM Revenue and Customs;

“Information Statement”	the Information Statement contained as a part of a Registration Statement on Form 10 relating to DPS;

“IAS” or “IFRS”	international accounting standards within the meaning of Regulation (EC) No 1606/2002 of 19 July, 2002 on the application of international accounting standards to the extent applicable to the relevant financial statements;

“IRS”	the United States Internal Revenue Service;

“ISAP”	The Cadbury Schweppes International Share Award Plan;

“Joint Sponsors”	Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Limited;

“Lanham Act”	The US Lanham Act, as amended;

“Listing Rules”	the listing rules issued by the FSA in its capacity as UK Listing Authority as competent authority for the purposes of Part VI FSMA;

“London Stock Exchange”	London Stock Exchange plc;

“LTIP” or “Long Term Incentive Plan”	The Cadbury Schweppes Long Term Incentive Plans 1997 and 2004;

“Memorandum”	the memorandum of association of Cadbury Schweppes;

“New Cadbury Schweppes Ordinary Shares”	the ordinary shares of Cadbury Schweppes with nominal value of 12.5 pence created following the cancellation of the Scheme Shares which shall be of an equal aggregate nominal amount to that of the Scheme Shares cancelled;

“New York Stock Exchange”	the New York Stock Exchange, Inc.;

“non-CSD”	non-carbonated soft drink;

“Official List”	the Official List maintained by the UK Listing Authority pursuant to Part IV of FSMA;

“Overseas Shareowner”	a Scheme Shareowner who is resident in, or a citizen or national of, any jurisdiction outside the United Kingdom;

“PepsiAmericas”	PepsiAmericas, Inc.;

“Pepsi Bottling Group”	The Pepsi Bottling Group, Inc.;

“Pink Form of Proxy”	the enclosed pink form of proxy for use at the AGM;

“Proposals”	the proposed Group Reorganisation, the Scheme, the Cadbury plc Reduction of Capital, the Demerger and the issue of DPS Shares, details of which are set out in Part II of this document;

“Prospectus”	the prospectus dated the same date as this document, being a prospectus issued by Cadbury plc in relation to Admission,

approved by, and filed with, the FSA in accordance with the Prospectus Rules;

“Prospectus Rules”	the prospectus rules made by the FSA in the exercise of its functions as competent authority pursuant to Part VI of FSMA;

“Redeemable Preference Shares”	the 49,998 redeemable preference shares of £1 each in the capital of Cadbury plc;

“Register”	the register of members of Cadbury Schweppes;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Registrars”	Computershare Investor Services PLC;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755) (as amended);

“Remuneration Committee” or “Committee”	the remuneration committee of the Board;

“Sarbanes-Oxley Act”	the Sarbanes-Oxley Act of 2002 also known as The Public Company Accounting Reform and Investor Protection Act of 2002;

“Savings Related Share Schemes”	The Cadbury Schweppes Savings Related Share Option Scheme 1982, The Cadbury Schweppes International Savings Related Share Option Scheme 1988, The Cadbury Schweppes Irish Savings Related Share Option Scheme 2000 and The Cadbury Schweppes Irish AVC Savings Related Share Option Scheme;

“Scheme”	the proposed scheme of arrangement under section 425 of the Companies Act between the Company and the Scheme Shareowners, as set out in Part XIV of this document, with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Effective Date”	the date on which the Second Court Order has been registered by the Registrar of Companies and the Scheme becomes effective in accordance with its terms;

“Scheme Record Time”	6.00 p.m. on the date of the Second Court Hearing;

“Scheme Shareowner”	a holder of Scheme Shares as appearing in the Register at the Scheme Record Time;

“Scheme Shares”	(i) all Cadbury Schweppes Ordinary Shares in issue at the date of the Scheme and remaining in issue at the Scheme Record Time;

(ii) all (if any) additional Cadbury Schweppes Ordinary Shares in issue prior to the Scheme Voting Record Time and remaining in issue at the Scheme Record Time; and

(iii) all (if any) further Cadbury Schweppes Ordinary Shares which may be in issue immediately prior to the Second Court Hearing, on terms that the original or any subsequent holders thereof shall be bound by the Scheme, and remaining in issue at the Scheme Record Time;

“Scheme Voting Record Time”	6.00 p.m. on 9 April, 2008, or, if the Court Meeting is adjourned, 6.00 p.m. on the date two days before the time appointed for any adjourned Court Meeting;

“SEC”	the United States Securities and Exchange Commission;

“Second Court Hearing”	the hearing at which the Court’s confirmation of the Cadbury Schweppes Reduction of Capital will be sought under section 137 of the Companies Act;

“Second Court Order”	the order of the Court confirming under section 137 of the Companies Act the Cadbury Schweppes Reduction of Capital provided for by the Scheme;

“Securities Act”	the US Securities Act of 1933, as amended;

“Separation Agreement”	the agreement relating to the proposed demerger of Americas Beverages between the Company and, solely for limited sections set forth therein, Cadbury plc, and DPS to be entered into prior to the Final Court Hearing, a summary of the principal terms of which is contained in Part IV of this document;

“Share Option Plans”	The Cadbury Schweppes Share Option Plan 2004 and The Cadbury Schweppes (New Issue) Share Option Plan 2004;

“Shareowner”	holder(s) of Cadbury Schweppes Ordinary Shares and, from the Scheme Effective Date, holder(s) of Cadbury plc Ordinary Shares and Cadbury plc Beverage Shares;

“Snapple Distributors”	the Snapple distributors segment of Americas Beverages that existed prior to the restructuring of Americas Beverages announced on 10 October, 2007;

“Stock Incentive Plan”	Dr Pepper Snapple Group, Inc. Omnibus Stock Incentive Plan;

“Subscriber Shares”	the initial ordinary shares of £1 each in the capital of Cadbury plc;

“Tax-Sharing and Indemnification Agreement”	the tax-sharing and indemnification agreement to be entered into by the Company and, solely for the limited section set forth therein, Cadbury plc, and DPS prior to the Final Court Hearing as described in Part IV of this document;

“Transition Services Agreement”	the transition services agreement to be entered into by the Company and DPS prior to the Final Court Hearing as described in Part IV of this document;

“UK Listing Authority” or “UKLA”	the FSA acting in its capacity as the competent authority for the purposes of Part VI of FSMA;

“Uncertificated” or “in uncertificated form”	recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the Regulations, may be transferred by means of CREST;

“Underlying Economic Profit” or “UEP”	the underlying profit from operations less a charge for the weighted average cost of capital, and growth in revenue;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US” or “USA”	the United States of America and its territories and dependencies;

“US$” or “US dollars”	the lawful currency for the time being of the US;

“White Form of Proxy”	the enclosed white form of proxy for use at the Court Meeting; and

“£” or “sterling”	the lawful currency for the time being of the UK.

PART XVI

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 1988 of 2008

IN THE MATTER OF CADBURY SCHWEPPES PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an Order dated 14 March, 2008 made in the above matters, the Court has directed a meeting (the “Court Meeting”) to be convened of the holders (the “Shareholders”) of ordinary shares of 12.5 pence each in the capital of Cadbury Schweppes plc (the “Company”) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the “Scheme”) proposed to be made between the Company and the Scheme Shareholders (as defined in the Scheme) and that such meeting will be held at the Brewery, Chiswell Street, London EC1Y 4SD on 11 April, 2008 at 10.00 a.m. (London time) at which place and time all the Shareholders are requested to attend.

A copy of the Scheme and a copy of the explanatory statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Shareholders entitled to attend and vote at the meeting may vote in person at the said meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A White Form of Proxy for use at the said meeting is enclosed with this notice. Completion of the White Form of Proxy will not prevent a holder of Scheme Shares from attending and voting at the meeting if such holder would otherwise be so entitled.

It is requested that the White Form of Proxy (together with any power of attorney or other authority under which it is signed, or a notarially certified copy of such power of authority) be lodged with the Company’s Registrars, Computershare Investor Services PLC, by no later than 10.00 a.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, 48 hours before the time of any adjourned meeting. White Forms of Proxy for use at the Court Meeting not returned by this time may be handed to the Registrars or to the Chairman at the Court Meeting. Appointing a proxy will not preclude members from attending and voting in person at the meeting if they later decide to do so.

Shareholders who hold their shares through CREST may appoint a proxy or proxies by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual and ensuring that it is received by the Company’s Registrars, Computershare Investor Services PLC (under CREST participant ID 3RA50), by no later than 10.00 a.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, 48 hours before the time of any adjourned meeting. For further information, please see “Notes for CREST Members” below.

Shareholders are entitled to appoint a proxy in respect of some or all of their shares. Shareholders are also entitled to appoint more than one proxy. A space has been included in the White Form of Proxy to allow Shareholders to specify the number of shares in respect of which that proxy is appointed. Shareholders who return the White Form of Proxy duly executed but leave this space blank will be deemed to have appointed the proxy in respect of all their shares.

Shareholders who wish to appoint more than one proxy in respect of their shareholding should contact the Company for further White Forms of Proxy. Such Shareholders should also read the notes to the Notice of General Meeting or Annual General Meeting and note the principles that will be applied in relation to multiple proxies.

A proxy may be appointed electronically by visiting the website of the Company’s Registrars at www-uk.computershare.com/Investor/Proxy/. Shareholders will need to enter their own Shareholder Reference Number (SRN) and Shareowner Personal Identification Number (PIN) (which is shown on the enclosed White Form of Proxy) and follow the on-line instructions. The deadline for the receipt of electronic proxies is 10.00 a.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, 48 hours before the time of any adjourned meeting. Any electronic communications found to contain a virus will not be accepted. If you return more than one proxy appointment, either by paper or electronic communication, that received last by the Registrars before the latest time for the receipt of proxies will take precedence. Shareholders should note that they may not appoint more than one proxy through the www-uk.computershare.com/Investor/Proxy/ service, and if they wish to appoint more than one proxy they should request additional White Forms of Proxy from the Company’s Registrars, Computershare Investor Services PLC, and submit them in accordance with the instructions set out in the preceding paragraphs.

In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate Shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that Shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate Shareholder attends the meeting but the corporate Shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate Shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the Chairman is being appointed as described in (i) above.

Where the appointer is a corporation, the enclosed White Form of Proxy, to be valid, must be executed either under its common seal or under the hand of an officer or attorney duly authorised in writing.

Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the Shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the Court Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the Shareholder as to the exercise of voting rights.

The statement of the rights of Shareholders in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by Shareholders of the Company.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

The Company, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those Shareholders registered in the register of members of the Company as at 6.00 p.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, registered in the register of members as at 6.00 p.m. (London time) two days before the time of any adjourned meeting shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00 p.m. (London time) on 9 April, 2008, or, in the event the meeting is adjourned, after 6.00 p.m. (London time) two days before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend and vote at the meeting

As at 13 March, 2008 (being the latest practicable date prior to the publication of this Notice) the Company’s issued share capital consists of 2,111,554,993 Ordinary Shares, carrying one vote each. Therefore, the total voting rights in the Company as at 13 March, 2008 are 2,111,554,993.

By the said Order, the Court has appointed Sir John Sunderland, or failing him, Roger Carr, or failing him Todd Stitzer, to act as Chairman of the Court Meeting and has directed the Chairman to report the result of the Meeting to the Court.

The Scheme will be subject to the subsequent sanction of the Court.

Dated 19 March, 2008

Slaughter and May
One Bunhill Row
London EC1Y 8YY
Solicitors for the Company

NOTES FOR CREST MEMBERS

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Court Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by issuer’s agent, Computershare Investor Services PLC (ID 3RA50), by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST or any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

PART XVII

NOTICE OF GENERAL MEETING

CADBURY SCHWEPPES PLC
(Incorporated and registered in England with number 52457)

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of Cadbury Schweppes plc (the “Company”) will be held at the Brewery, Chiswell Street, London EC1Y 4SD on 11 April, 2008 at 10.30 a.m. (London time) (or as soon thereafter as the Court Meeting of the holders of Ordinary Shares of 12.5 pence each in the capital of the Company convened for 10.00 a.m. (London time) on the same day, and at the same place, by an order of the High Court of Justice of England and Wales concludes or is adjourned), for the purpose of considering and, if thought fit, passing the following resolutions, as special resolutions, in respect of resolutions 1, 2 and 3, and as ordinary resolutions, in respect of all the other resolutions.

SPECIAL RESOLUTIONS

1.	THAT:

(A)	for the purpose of giving effect to the scheme of arrangement dated 19 March, 2008 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court (the “Scheme”) proposed to be made between the Company and the Scheme Shareowners (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification has been signed by the Chairman of this meeting:

(i)	the share capital of the Company be and is reduced by cancelling and extinguishing the Scheme Shares (as defined in the Scheme);

(ii)	forthwith and contingently upon the reduction of capital referred to in paragraph (A)(i) of this resolution taking effect:

(a)	the authorised share capital of the Company shall be increased to its former amount by the creation of such number of New Cadbury Schweppes Ordinary Shares as shall be equal to the aggregate nominal amount of the Scheme Shares cancelled pursuant to paragraph (A)(i) of this resolution; and

(b)	the Company shall apply the credit arising in its books of account as a result of such reduction of capital in paying up in full at par the number of New Cadbury Schweppes Ordinary Shares created pursuant to paragraph A(ii)(a) of this resolution and shall allot and issue the same, credited as fully paid, to Cadbury plc (as defined in the Scheme) and/or its nominee(s);

(iii)	forthwith and contingently upon the reduction of capital referred to in paragraph (A)(i) of this resolution taking effect the Directors of the Company be and are authorised generally and unconditionally, for the purposes of section 80 of the Companies Act 1985, to allot and issue such New Cadbury Schweppes Ordinary Shares referred to in paragraph (A)(ii) of this resolution provided that (a) the maximum aggregate nominal amount of the shares which may be allotted and issued hereunder shall be £87,100,490; (b) this authority shall expire at the conclusion of the next annual general meeting of the Company; and (c) this authority shall be without prejudice and in addition to any subsisting authority conferred on the Directors of the Company pursuant to the said section 80; and

(iv)	prior to the reduction of capital referred to in paragraph (A)(i) of this resolution taking effect the Company be and is hereby authorised to issue and allot one new deferred share to Cadbury plc;

(B)	with effect from the passing of this resolution, the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new article 4A:

“Shares not otherwise subject to the Scheme

4A. (A) In this article, references to the “Scheme” are to the scheme of arrangement dated 19 March, 2008 between the company and the Scheme Shareowners under section 425 of the Companies Act 1985 in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Terms defined in the Scheme shall have the same meanings in this article. References to “Spouse” include a civil partner under the UK Civil Partnership Act 2004;

(B) Notwithstanding any other provision of these articles, if any Cadbury Schweppes Ordinary Shares are allotted and issued to any person (a “new member”) other than Cadbury plc and/or its nominee(s) after the time at which this article becomes effective they will:

(i)	if allotment and issue is prior to the Second Court Hearing, be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the new member, and any subsequent holder other than Cadbury plc and/or its nominee(s), shall be bound by the terms of the Scheme; and

(ii)	if allotment and issue is at or after the Second Court Hearing but subject to the Scheme becoming effective and to paragraph (C) of this article, be immediately transferred to Cadbury plc and/or its nominee(s) in consideration of and conditional upon the issue or transfer to the new member of such number of Cadbury plc Ordinary Shares for the Cadbury Schweppes Ordinary Shares so transferred as is determined by the application of the exchange ratio, provided that any fractions of a Cadbury plc Ordinary Share shall be disregarded and shall be aggregated and sold for the benefit of the relevant new members and the net proceeds of the sale will be distributed to those members pro rata to their fractional entitlements. The “exchange ratio” will be the ratio agreed with HM Revenue and Customs for the purposes of determining the basis upon which options granted under the Cadbury Schweppes Savings Related Share Option Scheme 1982 over Cadbury Schweppes Ordinary Shares may be replaced by options over Cadbury plc Ordinary Shares as a result of the Scheme;

(C) Any new member may, prior to the issue of the Cadbury Schweppes Ordinary Shares to him or her pursuant to the exercise of an option or other right under one of the company’s employee share schemes, give no less than two business days’ written notice to the company of his or her intention to transfer some or all of those shares to his or her Spouse and may, if such notice has been validly given, on such shares being issued to him or her immediately transfer to his or her Spouse any such shares, provided that such shares will then be immediately transferred from that Spouse to Cadbury plc and/or its nominee(s) pursuant to paragraph (B)(ii) of this article as if the Spouse were a new member;

(D) The Cadbury plc Ordinary Shares issued pursuant to paragraph (B)(ii) of this article to the new member shall be credited as fully paid and shall rank pari passu in all respects with all other Cadbury plc Ordinary Shares in issue at that time (other than as regards any dividend or other distribution payable, or return of capital made, by reference to a record time preceding the date of exchange) and be subject to the memorandum and articles of association of Cadbury plc;

(E) The number of Cadbury plc Ordinary Shares to be issued or transferred may be adjusted by the board in such manner as the auditors determine to be appropriate on any reorganisation of or material alteration of the share capital of either the company or of Cadbury plc or any other return of capital to holders of Cadbury plc Ordinary Shares effected after the Scheme Effective Date, provided always that any fractions of a Cadbury plc Ordinary Share shall be disregarded and shall be aggregated and sold for the benefit of the relevant new members and the net proceeds of the sale will be distributed to those members pro rata to their fractional entitlements;

(F) In order to give effect to any such transfer required by this article, the company may appoint any person to execute and deliver as transferor a form of transfer on behalf of the new member in favour of Cadbury plc and/or its nominee(s) and to agree for and on behalf of the new member to become a member of Cadbury plc. Pending the registration of Cadbury plc and/or its nominee(s) as the holder of any share to be transferred pursuant to this article, Cadbury plc shall be empowered to appoint a person to act as attorney on behalf of the new member in accordance with such decisions as Cadbury plc may give in relation to any dealings with or disposal of such share (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and the registered holder of such share shall exercise all rights attached thereto in accordance with the directions of Cadbury plc but not otherwise;”

2.	THAT, subject to the passing of the resolution numbered 1 set out in the notice convening this meeting, the Demerger of Americas Beverages (as defined in the Circular) be and is hereby approved and the Directors (or a duly authorised committee of the Directors) be authorised to carry the same into effect (with such non-material amendments as they shall deem necessary or appropriate) and in connection therewith:

(i)	the Directors of the Company be and are hereby authorised and instructed to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger; and

(ii)	entry into the Demerger Agreements (as defined in the Circular) be and is hereby approved and the Directors (or a duly authorised committee of the Directors) be authorised to carry the same into effect with all such non-material amendments as they shall deem necessary or appropriate;

3.	THAT the proposed reduction of capital of Cadbury plc approved at a general meeting by a special resolution of the shareholders of Cadbury plc to implement the Cadbury plc Reduction of Capital (as defined in the Circular and described in Part II: “Explanatory Statement” of the Circular) be and is hereby approved;

ORDINARY RESOLUTIONS

4.	THAT, subject to and conditional upon the resolutions numbered 1 and 2 in this notice being approved, the Directors of the Company (or a duly authorised committee of the Directors) be and are hereby authorised to make such amendments to The Cadbury Schweppes Long Term Incentive Plan 2004, The Cadbury Schweppes Bonus Share Retention Plan, The Cadbury Schweppes Share Option Plan 2004, The Cadbury Schweppes (New Issue) Share Option Plan 2004 and The Cadbury Schweppes International Share Award Plan as are necessary or desirable to give effect to the proposed treatment of the participants in those plans, as described in paragraph 16 of Part I of the Circular;

5.	THAT, subject to and conditional upon the resolution numbered 1 in this notice being approved, the establishment by Cadbury plc of The Cadbury plc 2008 Share Option Plan, The Cadbury plc 2008 Long Term Incentive Plan, The Cadbury plc 2008 Bonus Share Retention Plan and The Cadbury plc 2008 International Share Award Plan, the principal terms of each of which are summarised at paragraph 8 in Part XIII of the Circular, be and are hereby approved;

6.	THAT, subject to and conditional upon the resolution numbered 1 in this notice being approved, the establishment by Cadbury plc of The Cadbury plc 2008 Savings Related Share Option Scheme, The Cadbury plc 2008 Irish Savings Related Share Option Scheme, The Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme, The Cadbury plc 2008 International Savings Related Share Option Scheme, The Cadbury plc 2008 US Employees Share Option Plan, The Cadbury plc 2008 Americas Employees Share Option Plan, The Cadbury plc 2008 Asia Pacific Employee Share Acquisition Plan, The Choices 2008 Share Incentive Plan and The Cadbury plc 2008 Irish Employee Share Scheme, the principal terms of each of which are summarised at paragraph 8 in Part XIII of the Circular, be and are hereby approved;

7.	THAT, subject to and conditional upon the resolution numbered 1 in this notice being approved, the directors of Cadbury plc be and are hereby authorised to establish employee share schemes in addition to those mentioned in the resolutions numbered 5 and 6 in this notice (the “Schemes”) for the benefit of the overseas employees of Cadbury plc and its subsidiaries provided that such additional schemes operate within the equity dilution limits applicable to the Schemes and (save to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws) such additional schemes do not confer upon participants benefits which are greater than those which could be obtained from the Schemes and that, once such additional schemes have been established, they may not be amended without the approval of the Cadbury plc Shareowners if such approval would be required to amend the corresponding provisions of the Schemes; and

8.	THAT, subject to and conditional upon the resolutions numbered 1 and 5 in this notice being approved, the proposed increase in the maximum value of an annual award under The Cadbury plc 2008 Long Term Incentive Plan to 300 per cent. of basic pay, be and is hereby approved.

By Order of the Board
Henry Udow
Group Secretary

Registered No:      52457

Registered office:	25 Berkeley Square
London
W1J 6HB
United Kingdom

Dated 19 March, 2008

IMPORTANT NOTES

The following notes explain your general rights as a Shareowner and your right to attend and vote at this meeting or to appoint someone else to vote on your behalf. A Blue Form of Proxy for use at the meeting is enclosed and instructions for its completion and return by post are shown on the form.

1.	A member of the Company entitled to attend and vote at the meeting may appoint one or more proxies to attend, speak and vote instead of him or her. A member may appoint more than one proxy in relation to the General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that Shareowner. A proxy need not be a member of the Company.

2.	A Blue Form of Proxy is enclosed with this notice for members who are unable to attend the meeting. Instructions for use are shown on the form. Lodging the Blue Form of Proxy will not prevent a Shareowner from attending and voting in person.

3.	To be valid, the Blue Form of Proxy (together with any power of attorney or authority under which it is signed, or a notarially certified copy of such power or authority) must be completed, signed and received at the offices of the Company’s Registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, by post, by no later than 10.30 a.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, 48 hours before the time of any adjourned meeting. Appointing a proxy will not preclude members from attending and voting in person at the meeting if they later decide to do so.

4.	You may appoint more than one proxy provided that each proxy is appointed to exercise rights attaching to different shares.

5.	If you want to appoint multiple proxies, you may: (a) photocopy the Blue Form of Proxy, fill in each copy in respect of different shares and send the multiple forms together to the Company’s Registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, or alternatively (b) call Computershare Investor Services PLC, on 0870 873 5803 (or if you are calling from outside the UK, +44 870 873 5803) who will then issue you with multiple Blue Forms of Proxy. In each case, please ensure that all of the multiple Blue Forms of Proxy are sent in the same envelope if possible.

6.	Subject to the following principles, where more than one proxy is appointed, where a form of proxy does not state the number of shares to which it applies (a “blank proxy”) then that proxy is deemed to have been appointed in relation to the total number of shares registered in your name (the “member’s entire holding”). In the event of a conflict between a blank proxy and a form of proxy which does state the number of shares to which it applies (a “specific proxy”), the specific proxy shall be counted first, regardless of the time it was sent or received (on the basis that as far as possible, the conflicting forms of proxy should be judged to be in respect of different shares) and remaining shares will be apportioned to the blank proxy (pro rata if there is more than one).

7.	Where there is more than one proxy appointed and the total number of shares in respect of which proxies are appointed is no greater than your entire holding, it is assumed that proxies are appointed in relation to different shares, rather than that conflicting appointments have been made in relation to the same shares.

8.	When considering conflicting proxies, later proxies will prevail over earlier proxies, and which proxy is later will be determined on the basis of which proxy is last sent (or, if the Company is unable to determine which is last sent, last received). Proxies in the same envelope will be treated as sent and received at the same time, to minimise the number of conflicting proxies.

9.	If conflicting proxies are sent or received at the same time in respect of (or deemed to be in respect of) your entire holding, none of them shall be treated as valid.

10.	Where the aggregate number of shares in respect of which proxies are appointed exceeds your entire holding and it is not possible to determine the order in which they were sent or received (or they were all sent or received at the same time), the number of votes attributed to each proxy will be reduced pro rata (on the basis that as far as possible, conflicting forms of proxy should be judged to be in respect of different shares).

11.	Where the application of paragraph 10 above gives rise to fractions of shares, such fractions will be rounded down.

12.	If you appoint a proxy or proxies and then decide to attend the meeting in person and vote, on a poll, using your poll card, then your vote in person will override the proxy vote(s). If your vote in person is in respect of your entire holding then all proxy votes will be disregarded. If, however, you vote at the meeting in respect of less than your entire holding, if you indicate on your polling card that all proxies are to be disregarded, that shall be the case; but if you do not specifically revoke proxies, then your vote in person will be treated in the same way as if it were the last received proxy and earlier proxies will only be disregarded to the extent that to count them would result in the number of votes being cast exceeding the member’s entire holding.

13.	In relation to paragraph 12 above, in the event that you do not specifically revoke proxies, it will not be possible for the Company to determine your intentions in this regard. However, in light of the aim to include votes wherever and to the fullest extent possible, it will be assumed that earlier proxies should continue to apply to the fullest extent possible.

14.	You may appoint a proxy electronically by visiting the website of the Company’s Registrars at www-uk.computershare.com/Investor/Proxy/. You will need to enter your own Shareowner Reference Number (SRN) and Shareowner Personal Identification Number (PIN) (which is shown on the enclosed Blue Form of Proxy) and follow the on-line instructions. The deadline for the receipt of electronic proxies is 10.30 a.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, 48 hours before the time of any adjourned meeting. Any electronic communications found to contain a virus will not be accepted. If you return more than one proxy appointment, either by paper or electronic communication, that received last by the Registrars before the latest time for the receipt of proxies will take precedence. Please note that you may not appoint more than one proxy through the www-uk.computershare.com/Investor/Proxy/ service, and if you wish to appoint more than one proxy you should request additional Blue Forms of Proxy from the Company’s Registrars, Computershare Investor Services PLC and submit them in accordance with the instructions set out in the preceding paragraphs.

15.	If you hold your shares through CREST you may appoint a proxy or proxies by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual and ensuring that it is received by the Company’s Registrars, Computershare Investor Services PLC (under CREST participant ID 3RA50), by no later than 10.30 a.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, 48 hours before the time of any adjourned meeting. For further information, please see “Notes for CREST Members” below.

16.	In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate Shareowner has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that Shareowner at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate Shareowner attends the meeting but the corporate Shareowner has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate Shareowners are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the Chairman is being appointed as described in (i) above.

17.	Where the appointor is a corporation, the enclosed Blue Form of Proxy, to be valid, must be executed either under its common seal or under the hand of an officer or attorney duly authorised in writing.

18.	Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the Shareowner by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the Shareowner as to the exercise of voting rights.

19.	The statement of the rights of Shareowners in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by Shareowners of the Company.

20.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

21.	The Company, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those Shareowners registered in the register of members of the Company as at 6.00 p.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, registered in the register of members as at 6.00 p.m. (London time) two days before the time of any adjourned meeting shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00 p.m. (London time) on 9 April, 2008, or, in the event the meeting is adjourned, after 6.00 p.m. (London time) two days before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend and vote at the meeting.

22.	As at 13 March, 2008 (being the latest practicable date prior to the publication of this Notice) the Company’s issued share capital consists of 2,111,554,993 Ordinary Shares, carrying one vote each. Therefore, the total voting rights in the Company as at 13 March, 2008 are 2,111,554,993.

23.	As soon as practicable following the General Meeting, the results of the voting at the meeting and the numbers of proxy votes cast for and against and the number of votes actively withheld in respect of each of the resolutions will be announced via a Regulatory Information Service and also placed on the Company’s website, www.cadburyschweppes.com.

24.	Copies of the following documents are available for inspection at the Company’s registered office at 25 Berkeley Square, London W1J 6HB and at the offices of Slaughter and May, the Company’s solicitors, at One Bunhill Row, London EC1Y 8YY during normal business hours on Monday to Friday of each week (public holidays excepted) from the date of this notice until close of business on the date of the meeting and will also be available for inspection at the place of the meeting for at least 15 minutes before, and during, the meeting:

(A)	the Company’s existing articles of association;

(B)	the Company’s articles of association as proposed to be adopted by paragraph (B) of resolution 1 set out in the notice of meeting;

(C)	the articles of association of Cadbury plc as they will be following the Scheme becoming effective;

(D)	the amendments to the following executive share schemes:

(i)	The Cadbury Schweppes Long Term Incentive Plan 2004;

(ii)	The Cadbury Schweppes Bonus Share Retention Plan;

(iii)	The Cadbury Schweppes Share Option Plan 2004;

(iv)	The Cadbury Schweppes (New Issue) Share Option Plan 2004; and

(v)	The Cadbury Schweppes International Share Award Plan;

(E)	the Cadbury plc Share Schemes:

(i)	The Cadbury plc 2008 Share Option Plan;

(ii)	The Cadbury plc 2008 Long Term Incentive Plan;

(iii)	The Cadbury plc 2008 Bonus Share Retention Plan;

(iv)	The Cadbury plc 2008 International Share Award Plan;

(v)	The Cadbury plc 2008 Savings Related Share Option Scheme;

(vi)	The Cadbury plc 2008 Irish Savings Related Share Option Scheme;

(vii)	The Cadbury plc 2008 Irish AVC Savings Related Share Option Scheme;

(viii)	The Cadbury plc 2008 International Savings Related Share Option Scheme;

(ix)	The Cadbury plc 2008 US Employees Share Option Plan;

(x)	The Cadbury plc 2008 Americas Employees Share Option Plan;

(xi)	The Cadbury plc 2008 Asia Pacific Employee Share Acquisition Plan;

(xii)	The Choices 2008 Share Incentive Plan; and

(xiii)	The Cadbury plc 2008 Irish Employee Share Scheme.

NOTES FOR CREST MEMBERS

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by issuer’s agent, Computershare Investor Services PLC (ID 3RA50), by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST or any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

PART XVIII

NOTICE OF ANNUAL GENERAL MEETING

CADBURY SCHWEPPES PLC
(Incorporated and registered in England with number 52457)

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING of Cadbury Schweppes plc (the “Company”) will be held at the Brewery, Chiswell Street, London EC1Y 4SD on 11 April, 2008 at 10.45 a.m. (London time) (or as soon thereafter as the General Meeting of the holders of Ordinary Shares of 12.5 pence each in the capital of the Company convened for 10.30 a.m. (London time) on the same day, and at the same place, concludes or is adjourned), for the purpose of considering and, if thought fit, passing the following resolutions, as ordinary resolutions, in respect of resolutions 1 to 11, and as special resolutions, in respect of the other resolutions:

1.	THAT the audited Financial Statements for the year ended 31 December, 2007 and the Reports of the Directors and Auditors be and are hereby received;

2.	THAT the recommended Final Dividend of 10.5 pence per Ordinary Share be and is hereby declared payable on 16 May, 2008 to holders of Ordinary Shares registered at the close of business on 1 May, 2008;

3.	THAT the Directors’ Remuneration Report contained in the 2007 Annual Report and Accounts be and is hereby approved;

4.	THAT Wolfgang Berndt, a Director retiring by rotation, be and is hereby re-appointed as a Director of the Company;

5.	THAT Lord Patten, a Director retiring by rotation, be and is hereby re-appointed as a Director of the Company;

6.	THAT Bob Stack, a Director retiring by rotation, be and is hereby re-appointed as a Director of the Company;

7.	THAT Guy Elliott, a Director who was appointed by the Board since the last annual general meeting, be and is hereby re-appointed as a Director of the Company;

8.	THAT Ellen Marram, a Director who was appointed by the Board since the last annual general meeting, be and is hereby re-appointed as a Director of the Company;

9.	THAT the auditors, Deloitte & Touche LLP, be and are hereby re-appointed to hold office until the conclusion of the next annual general meeting at which accounts are laid before the Company;

10.	THAT the Directors be and are hereby authorised to determine the remuneration of the Auditors;

11.	THAT the Directors be and are hereby authorised generally and unconditionally to exercise all the powers of the Company to allot relevant securities (as defined in section 80 of the Companies Act 1985) up to a maximum aggregate nominal amount of £87,100,490, at any time or times before the conclusion of the next annual general meeting (unless previously revoked or varied by the Company in general meeting), and such authority shall extend to the making before such expiry of an offer or an agreement that would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired;

12.	THAT the Directors be and are hereby empowered to allot equity securities (as defined in section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 11 and/or where such allotment constitutes an allotment of equity securities by virtue of section 94(3A) of the Companies Act 1985, as if section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(i)	the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of ordinary shares or other equity securities (excluding any holder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange, or any other matter whatsoever); and

(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £13,197,043 (5 per cent. of the issued share capital),

and shall expire at the conclusion of the next annual general meeting save that such authority shall extend to the making before such expiry of an offer or an agreement that would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired;

13.	THAT the Company be and is generally authorised pursuant to and in accordance with section 166(1) of the Companies Act 1985 to make market purchases (as defined in section 163(3) of the Companies Act 1985) of its own Ordinary Shares upon and subject to the following conditions:

(i)	the maximum number of such Ordinary Shares in the Company hereby authorised to be acquired is that number of Ordinary Shares which has a total nominal value of £26,394,087;

(ii)	the minimum price, exclusive of expenses, which may be paid for each such Ordinary Share is an amount equal to the nominal value of each such Ordinary Share;

(iii)	the maximum price, exclusive of expenses, which may be paid for any such Ordinary Share is an amount equal to 105 per cent. of the average of the middle market quotations for the Ordinary Shares in the Company taken from the Official List for the five business days immediately preceding the day on which such Ordinary Share is contracted to be purchased;

(iv)	the authority hereby conferred shall expire at the conclusion of the next annual general meeting; and

(v)	the Company may enter into a contract or contracts for the purchase of such Ordinary Shares before the expiry of this authority which would or might be completed wholly or partly after its expiry.

By Order of the Board
Henry Udow
Group Secretary

Registered No: 52457

Registered office:	25 Berkeley Square
London
W1J 6HB
United Kingdom

Dated 11 March, 2008

IMPORTANT NOTES

The following notes explain your general rights as a Shareowner and your right to attend and vote at this meeting or to appoint someone else to vote on your behalf. A Pink Form of Proxy for use at the meeting is enclosed and instructions for its completion and return by post are shown on the form.

1.	A member of the Company entitled to attend and vote at the meeting may appoint one or more proxies to attend, speak and vote instead of him or her. A member may appoint more than one proxy in relation to the AGM provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that Shareowner. A proxy need not be a member of the Company.

2.	A Pink Form of Proxy is enclosed with this notice for members who are unable to attend the meeting. Instructions for use are shown on the form. Lodging the Pink Form of Proxy will not prevent a Shareowner from attending and voting in person.

3.	To be valid, the Pink Form of Proxy (together with any power of attorney or authority under which it is signed, or a notarially certified copy of such power or authority) must be completed, signed and received at the offices of the Company’s Registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, by post, by no later than 10.45 a.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, 48 hours before the time of any adjourned meeting. Appointing a proxy will not preclude members from attending and voting in person at the meeting if they later decide to do so.

4.	You may appoint more than one proxy provided that each proxy is appointed to exercise rights attaching to different shares.

5.	If you want to appoint multiple proxies, you may: (a) photocopy the Pink Form of Proxy, fill in each copy in respect of different shares and send the multiple forms together to the Company’s Registrars, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, or alternatively (b) call Computershare Investor Services PLC, on 0870 873 5803 (or if you are calling from outside the UK, +44 870 873 5803) who will then issue you with multiple Pink Forms of Proxy. In each case, please ensure that all of the multiple Pink Forms date of Proxy are sent in the same envelope if possible.

6.	Subject to the following principles, where more than one proxy is appointed, where a form of proxy does not state the number of shares to which it applies (a “blank proxy”) then that proxy is deemed to have been appointed in relation to the total number of shares registered in your name (the “member’s entire holding”). In the event of a conflict between a blank proxy and a form of proxy which does state the number of shares to which it applies (a “specific proxy”), the specific proxy shall be counted first, regardless of the time it was sent or received (on the basis that as far as possible, the conflicting forms of proxy should be judged to be in respect of different shares) and remaining shares will be apportioned to the blank proxy (pro rata if there is more than one).

7.	Where there is more than one proxy appointed and the total number of shares in respect of which proxies are appointed is no greater than your entire holding, it is assumed that proxies are appointed in relation to different shares, rather than that conflicting appointments have been made in relation to the same shares.

8.	When considering conflicting proxies, later proxies will prevail over earlier proxies, and which proxy is later will be determined on the basis of which proxy is last sent (or, if the Company is unable to determine which is last sent, last received). Proxies in the same envelope will be treated as sent and received at the same time, to minimise the number of conflicting proxies.

9.	If conflicting proxies are sent or received at the same time in respect of (or deemed to be in respect of) your entire holding, none of them shall be treated as valid.

10.	Where the aggregate number of shares in respect of which proxies are appointed exceeds your entire holding and it is not possible to determine the order in which they were sent or received (or they were all sent or received at the same time), the number of votes attributed to each proxy will be reduced pro rata (on the basis that as far as possible, conflicting forms of proxy should be judged to be in respect of different shares).

11.	Where the application of paragraph 10 above gives rise to fractions of shares, such fractions will be rounded down.

12.	If you appoint a proxy or proxies and then decide to attend the meeting in person and vote, on a poll, using your poll card, then your vote in person will override the proxy vote(s). If your vote in person is in respect of your entire holding then all proxy votes will be disregarded. If, however, you vote at the meeting in respect of less than your entire holding, if you indicate on your polling card that all proxies are to be disregarded, that shall be the case; but if you do not specifically revoke proxies, then your vote in person will be treated in the same way as if it were the last received proxy and earlier proxies will only be disregarded to the extent that to count them would result in the number of votes being cast exceeding the member’s entire holding.

13.	In relation to paragraph 12 above, in the event that you do not specifically revoke proxies, it will not be possible for the Company to determine your intentions in this regard. However, in light of the aim to include votes wherever and to the fullest extent possible, it will be assumed that earlier proxies should continue to apply to the fullest extent possible.

14.	You may appoint a proxy electronically by visiting the website of the Company’s Registrars at www-uk.computershare.com/Investor/Proxy/. You will need to enter your own Shareowner Reference Number (SRN) and Shareowner Personal Identification Number (PIN) (which is shown on the enclosed Pink Form of Proxy) and follow the on-line instructions. The deadline for the receipt of electronic proxies is 10.45 a.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, 48 hours before the time of any adjourned meeting. Any electronic communications found to contain a virus will not be accepted. If you return more than one proxy appointment, either by paper or electronic communication, that received last by the Registrars before the latest time for the receipt of proxies will take precedence. Please note that you may not appoint more than one proxy through the www-uk.computershare.com/Investor/Proxy/ service, and if you wish to appoint more than one proxy you should request additional Pink Forms of Proxy from the Company’s Registrars, Computershare Investor Services PLC, and submit them in accordance with the instructions set out in the preceding paragraphs.

15.	If you hold your shares through CREST you may appoint a proxy or proxies by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual and ensuring that it is received by the Company’s Registrars, Computershare Investor Services PLC (under CREST participant ID 3RA50), by no later than 10.45 a.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, 48 hours before the time of any adjourned meeting. For further information, please see “Notes for CREST Members” below.

16.	In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate Shareowner has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that Shareowner at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate Shareowner attends the meeting but the corporate Shareowner has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate Shareowners are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of appointment letter if the Chairman is being appointed as described in (i) above.

17.	Where the appointor is a corporation, the enclosed Pink Form of Proxy, to be valid, must be executed either under its common seal or under the hand of an officer or attorney duly authorised in writing.

18.	Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the Shareowner by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the Shareowner as to the exercise of voting rights.

19.	The statement of the rights of Shareowners in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by Shareowners of the Company.

20.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

21.	The Company, pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those Shareowners registered in the register of members of the Company as at 6.00 p.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, registered in the register of members as at 6.00 p.m. (London time) two days before the time of any adjourned meetings shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00 p.m. (London time) on 9 April, 2008 or, in the event the meeting is adjourned, after 6.00 p.m. (London time) two days before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend and vote at the meeting.

22.	As at 10 March, 2008 (being the latest practicable date prior to the publication of this Notice) the Company’s issued share capital consists of 2,111,527,037 Ordinary Shares, carrying one vote each. Therefore, the total voting rights in the Company as at 10 March, 2008 are 2,111,527,037.

23.	As soon as practicable following the AGM, the results of the voting at the meeting and the numbers of proxy votes cast for and against and the number of votes actively withheld in respect of each of the resolutions will be announced via a Regulatory Information Service and also placed on the Company’s website www.cadburyschweppes.com.

24.	Copies of the following documents are available for inspection at the Company’s registered office at 25 Berkeley Square, London W1J 6HB and at the offices of Slaughter and May, the Company’s solicitors, at One Bunhill Row, London EC1Y 8YY during normal business hours on Monday to Friday of each week (public holidays excepted) from the date of this notice until close of business on the date of the meeting and will also be available for inspection at the place of the meeting for at least 15 minutes before, and during, the meeting:

(A)	the Company’s memorandum and articles of association;

(B)	copies of the letters of appointment for non-executive directors; and

(C)	a copy of the full Annual Report and Accounts for the year ended 31 December, 2007 (which includes the Directors’ Remuneration Report referred to in resolution 3).

NOTES FOR CREST MEMBERS

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent, Computershare Investor Services PLC (ID 3RA50), by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST or any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

PART XIX

ANNUAL GENERAL MEETING EXPLANATORY NOTES

CADBURY SCHWEPPES PLC
(Incorporated and registered in England with number 52457)

(1) Directors’ Remuneration Report

Resolution 3

The Directors’ Remuneration Report has been prepared in accordance with the Companies Act 1985. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to Directors’ remuneration. As required by the Companies Act 1985, an ordinary resolution to approve the report will be proposed at the Meeting. The report is set out in full on pages 59 to 71 of the 2007 Annual Report and Accounts. This document may also be viewed on and/or downloaded from the Company’s website, www.cadburyschweppes.com.

(2) Directors

Resolutions 4, 5, 6, 7 and 8

Biographical details of the Directors seeking re-appointment are given on pages 48 and 49 of the 2007 Annual Report and Accounts.

The Board members have undertaken a rigorous performance evaluation and review of the Directors including those who are retiring by rotation at the Annual General Meeting and are seeking re-election. The development plans for the Board are reviewed annually and the proposed re-election of the Directors listed below is consistent with the Board’s policy on its development and succession planning. Each Director concerned continues to be an important member of the Board and has demonstrated their continuing commitment to the role.

Wolfgang Berndt will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. Wolfgang is Chairman of the Remuneration Committee. His broad range of executive and operational experience, gained in over 20 years as a leader in the fast moving consumer goods industry, enables him to contribute significantly to the Board.

Lord Patten will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. He is Chairman of the Corporate Social Responsibility Committee. Lord Patten’s distinguished career in public office enables him to bring a great deal of experience and expertise to the Board, especially in the area of international relations, which is valuable to a Group that has a presence in almost every country in the world.

Bob Stack will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. Bob’s extensive human resources experience enables him to define, develop and manage the implementation of the Group’s human resources strategy, which forms a key part of the Group’s overall development.

Guy Elliott will retire at the Annual General Meeting, in accordance with Article 89 of the Articles of Association, having been appointed a non-executive Director on 27 July, 2007 and is seeking re-appointment. Guy is Chairman of the Audit Committee. He brings a wealth of financial and corporate governance expertise to the Board and its committees gained during his corporate career.

Ellen Marram will retire at the Annual General Meeting, in accordance with Article 89 of the Articles of Association, having been appointed a non-executive Director on 6 June, 2007 and is seeking re-appointment. Ellen is President and founder of The Barnegat Group, providing business advisory services to public and private companies. She has extensive experience in the food and beverages industry and the broader consumer sector and is also a non-executive director of the Ford Motor Company, the New York Times Company and Eli Lilly.

(3) Auditors

Resolution 9 and 10

The resolution to re-appoint the Auditors, Deloitte & Touche LLP, and the resolution to authorise the Directors to determine their remuneration will be proposed as ordinary resolutions.

(4) Renewal of Directors’ powers to allot shares

Resolutions 11 and 12

The Companies Act 1985 prevents Directors from allotting unissued shares without the authority of shareowners in general meeting. The Company’s Articles of Association permit the Directors to allot unissued shares but this power is subject to renewal by the shareowners. Resolution 11 permits the Directors to issue relevant securities up to an aggregate nominal amount of £87,100,490 (approximately 33 per cent. of the issued ordinary share capital as at 10 March, 2008, being a date not more than one month prior to this Notice) and Resolution 12 allows Directors to disapply shareowner pre-emption rights over the allotment of certain shares for cash and/or the sale of shares out of treasury, as these rights create certain technical difficulties, particularly with regard to overseas shareowners. In addition, Resolution 12 gives the Directors power to make issues for cash on a non pre-emptive basis up to an aggregate nominal amount of £13,197,043 (approximately 5 per cent. of the issued ordinary share capital as at 10 March, 2008, being a date not more than one month prior to this Notice).

The Company does not hold any shares in Treasury as at the date of this Notice. Except for the issue of shares pursuant to the various employee share schemes, and any share dividend alternatives, the Directors do not presently intend to allot any unissued shares.

The authority given in these Resolutions will expire at the conclusion of the annual general meeting to be held in 2009. Similar resolutions have been approved by shareowners at each annual general meeting since 1982.

As at 10 March, 2008 (being the last practicable date prior to the publication of this Notice) the Company’s issued share capital consists of 2,111,527,037 Ordinary Shares, carrying one vote each. Therefore, the total voting rights in the Company as at 10 March, 2008 are 2,111,527,037.

(5) Purchase of own shares

Resolution 13

The Directors are seeking to renew the general authority from Shareowners to permit the Company to purchase its own Ordinary Shares by market purchases, not exceeding approximately 10 per cent. of the Company’s issued share capital as at 10 March, 2008.

The Directors have no current intention of exercising the authority to make market purchases of Ordinary Shares but wish to have the flexibility to act quickly if they consider such purchases to be desirable and if they believe that such purchases would increase earnings per share and would be for the benefit of shareowners generally.

The total number of options over Ordinary Shares of 12.5 pence outstanding as at 10 March, 2008 was 62,455,048 . This represents 2.96 per cent. of the issued share capital of the Company as at that date and would represent 3.29 per cent. of the reduced issued share capital, assuming the Company’s authority to purchase its own Ordinary Shares was used in full.

The Directors may consider that any shares so acquired be held in treasury for possible future resale rather than immediately cancelled. The Companies Act 1985 requires the Company to disclose details of the number of shares held in, cancelled, sold or transferred out of treasury and extend statutory pre-emption rights to sales for cash of treasury shares.

The Listing Rules of the Financial Services Authority provide a prohibition on the sale or transfer of shares out of treasury during a close period or when the Company is in possession of unpublished price-sensitive information. The Listing Rules also require the disclosure of sales and transfers of shares into and out of treasury and place a limit on the discount to market price at which shares can be sold out of treasury for cash, non pre-emptively. Furthermore, whilst shares are held in treasury, no dividends will be paid on the shares and no voting rights will attach to them.

The Directors consider that, should the Company exercise its authority to make market purchases of Ordinary Shares, the holding of shares in treasury would provide advantage to the Company through the opportunity to re-sell shares out of treasury, should the need arise, both quickly and cost effectively and in order to provide additional flexibility in the management of its capital base. The Directors confirm that any subsequent re-sale of shares out of treasury to satisfy the requirements of the Company’s share-based incentive schemes would be made within the overall 10 per cent. and 5 per cent. equity dilution limits for such schemes for so long as that is required by the guidelines of the Association of British Insurers.

The authority given in this resolution will expire at the conclusion of the annual general meeting to be held in 2009. A similar resolution has been approved by Shareowners at each annual general meeting since 1998.

Bowne
U54646